As filed with the Securities and Exchange Commission on August 15, 2025
Registration No. 333-288902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Pre-Effective
Amendment No. 1
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SEACOAST BANKING CORPORATION OF FLORIDA
(Exact name of registrant as specified in its charter)
Florida	6022	59-2260678
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Charles M. Shaffer
Chairman and Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Randolph A. Moore III Alston & Bird LLP One Atlantic Center 1201 W. Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7000	Jay Bartholomew Villages Bancorporation, Inc. 6495 Powell Road The Villages, Florida 32163 Telephone: (352) 751-2129	Jack P. Greeley, Esq. Smith Mackinnon, PA 301 East Pine Street, Suite 750 Orlando, Florida 32801 Telephone: (407) 843-7300
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 14e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED AUGUST 15, 2025
PRELIMINARY PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Villages Bancorporation, Inc.:
On May 29, 2025, Seacoast Banking Corporation of Florida, or Seacoast, Seacoast National Bank, or SNB, Villages Bancorporation, Inc., or VBI, and Citizens First Bank entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of Seacoast and VBI and their two banks. Under the merger agreement, VBI will merge with and into Seacoast, with Seacoast as the surviving corporation (which we refer to as the “merger”). Immediately following the merger, Citizens First Bank will merge with and into SNB, with SNB as the surviving bank (which we refer to as the “bank merger”). The proposed transaction with VBI, based in The Villages, Florida will expand Seacoast’s presence into this key Central Florida market.
Upon completion of the merger, each share of VBI common stock will be converted at closing into the right to receive (i) $1,000.00 in cash, or (ii) 38.5000 shares of Seacoast common stock (the “exchange ratio”) or (iii) a 25% – 75% combination of cash and Seacoast common stock, at the shareholder’s election. The final consideration mix will be subject to a proration mechanism such that 25% of VBI shares of common stock will receive the cash consideration and 75% of VBI shares of common stock will receive the stock consideration. Additionally, holders of record have the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y (the “acting in concert group”), would result in such holder owning shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock as of immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “voting stock consideration limit”). In the event that any VBI shareholder, as aggregated with such shareholder’s acting in concert group, would exceed the voting stock consideration limit, such VBI shareholder shall receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock consideration for each share of VBI common stock that is not convertible into Seacoast common stock as a consequence of the voting stock consideration limit. Shares of Seacoast Series A non-voting convertible preferred stock to be received by any such preferred stock electing VBI shareholders shall be allocated among such electing shareholders in proportion to the total number of shares of Seacoast common stock that would have been received by such preferred stock electing shareholders, but for the application of the voting stock consideration limit.
The Exchange Ratio is fixed; however, in the event if at closing, either VBI’s consolidated tangible shareholders’ equity is less than $459.9 million or Citizens First Bank’s general allowance for loan and lease losses is less than 1.76% of total loans and leases outstanding, then Seacoast will have the option to adjust the Exchange Ratio downward. A small amount of cash will be paid out to avoid issuing fractional share amounts.
The market value of the per share stock consideration (including the preferred stock consideration) will fluctuate with the market price of Seacoast common stock and other factors and will not be known at the time VBI shareholders vote on the merger agreement. Based on the closing price of Seacoast’s common stock on the NASDAQ Global Select Market on [           ], 2025, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of VBI common stock was approximately $[     ]. We urge you to obtain current market quotations for Seacoast (trading symbol “SBCF”) because the value of the per share stock consideration will fluctuate based on Seacoast’s common stock price.
Based on the current number of shares of VBI common stock outstanding, Seacoast expects to issue up to approximately 9,916,948 shares of Seacoast common stock and approximately 11,257 shares of

Seacoast Series A non-voting convertible preferred stock to VBI shareholders upon completion of the merger. Upon completion of the merger, current VBI shareholders will own approximately 10% of the common stock of Seacoast immediately following the merger, and 100% of the preferred stock of Seacoast. However, any increase or decrease in the number of shares of VBI common stock outstanding that occurs for any reason prior to the completion of the merger will cause the actual number of shares issued upon completion of the merger to change.
VBI will hold a special meeting of its shareholders in connection with the merger. Holders of VBI common stock will be asked to vote to approve the merger agreement and related matters as described in this proxy statement/prospectus.
The special meeting of VBI shareholders will be held on September 24, 2025 at 6495 Powell Road, The Villages, Florida 32163, at 8:15 a.m. local time.
VBI’s board of directors has determined and declared that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of VBI and its shareholders. VBI’s board of directors has authorized, adopted and approved the merger agreement, the merger and the transactions contemplated by the merger agreement and recommends that VBI shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the VBI special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.
Directors of VBI who own shares of VBI common stock and certain VBI shareholders who collectively own 556,099 shares of VBI common stock (or 75% of the outstanding shares) have entered into shareholder support agreements with Seacoast pursuant to which each has agreed, among other things, to vote “FOR” the approval of the merger agreement, subject to the terms of the shareholder support agreements.
This document, which serves as a proxy statement for the special meeting of VBI shareholders and as a prospectus for the shares of Seacoast common stock to be issued in the merger to VBI shareholders, describes the special meeting of VBI, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 18 for a discussion of the risks relating to the proposed merger. You also can obtain information about Seacoast from documents that Seacoast has filed with the Securities and Exchange Commission.
If you have any questions concerning the merger, VBI shareholders should contact Jay Bartholomew, at (352) 751-2129. We look forward to seeing you at the meeting.
Jay Bartholomew President and Chief Executive Officer Villages Bancorporation, Inc.
Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the merger, the issuance of the Seacoast common stock to be issued in the merger or the other transactions described in this document or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Seacoast or VBI, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is [           ], 2025, and it is first being mailed or otherwise delivered to the shareholders of VBI on or about [           ], 2025.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 24, 2025
To the Shareholders of Villages Bancorporation, Inc.:
Villages Bancorporation, Inc. (“VBI”) will hold a special meeting of shareholders at 8:15 a.m. local time, on September 24, 2025, at 6495 Powell Road, The Villages, Florida 32163, for the following purposes:
•
for holders of VBI common stock to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 29, 2025, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Villages Bancorporation, Inc. and Citizens First Bank, pursuant to which VBI will merge with and into Seacoast Banking Corporation of Florida and Citizens First Bank will merge with and into Seacoast National Bank, as more fully described in the attached proxy statement/prospectus; and

•
for holders of VBI common stock to consider and vote upon a proposal to adjourn the VBI special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.

We have fixed the close of business on August 13, 2025 as the record date for the VBI special meeting. Only holders of record of VBI common stock at that time are entitled to notice of, and to vote at, the VBI special meeting, or any adjournment or postponement of the VBI special meeting. For the merger agreement to be approved, at least a majority of the outstanding shares of VBI common stock must be voted in favor of the proposal to approve the merger agreement. The special meeting may be adjourned from time to time upon approval of holders of VBI common stock without notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notices hereby given may be transacted at such adjourned meeting.
Directors of VBI who own shares of VBI common stock and certain VBI shareholders who collectively own 556,099 shares of VBI common stock (or 75% of the outstanding shares) have entered into shareholder support agreements with Seacoast pursuant to which each has agreed, among other things, to vote “FOR” the approval of the merger agreement, subject to the terms of the shareholder support agreements.
VBI shareholders have appraisal rights under Florida state law entitling them to obtain payment in cash for the fair value of their shares, provided they comply with each of the requirements under Florida law, including not voting in favor of the merger agreement and providing notice to VBI. For more information regarding appraisal rights, please see “The Merger — Appraisal Rights for VBI Shareholders” beginning on page 61.
Your vote is very important.   We cannot complete the merger unless VBI’s shareholders approve the merger agreement.
Regardless of whether you plan to attend the VBI special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope as described on the proxy card. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, including the merger agreement, and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of VBI common stock, please contact Jay Bartholomew, President and Chief Executive Officer, at (352) 751-2129.
VBI’s board of directors has determined and declared that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of VBI and its shareholders, has authorized, adopted and approved the merger agreement, the merger and the transactions contemplated by the merger agreement and recommends that VBI shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the VBI special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.
By Order of the Board of Directors,
Jay Bartholomew President and Chief Executive Officer
The Villages, Florida
[           ], 2025

WHERE YOU CAN FIND MORE INFORMATION
Seacoast Banking Corporation of Florida
Seacoast files annual, quarterly, current and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Seacoast by accessing Seacoast’s website at www.seacoastbanking.com. Copies can also be obtained, free of charge, by directing a written request to:
Seacoast Banking Corporation of Florida
815 Colorado Avenue
P.O. Box 9012
Stuart, Florida 34994
Attn: Investor Relations
Telephone: (772) 288-6085
Seacoast has filed a Registration Statement on Form S-4 to register with the SEC up to 15,562,530 shares of Seacoast common stock and up to 11,683 shares of Seacoast Series A non-voting convertible preferred stock to be issued pursuant to the merger. This proxy statement/prospectus is a part of that Registration Statement on Form S-4. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the Registration Statement on Form S-4 or in the exhibits or schedules to the Registration Statement on Form S-4. The Registration Statement on Form S-4, including any amendments, schedules and exhibits, is also available, free of charge, by accessing the websites of the SEC and Seacoast or upon written request to Seacoast at the address set forth above.
Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the Registration Statement on Form S-4. This proxy statement/prospectus incorporates important business and financial information about Seacoast that is not included in or delivered with this document, including incorporating by reference documents that Seacoast has previously filed with the SEC. These documents contain important information about Seacoast and its financial condition. See “Documents Incorporated by Reference” beginning on page 131. These documents are available free of charge upon written request to Seacoast at the address listed above.
To obtain timely delivery of these documents, you must request them no later than September 17, 2025 to receive them before the VBI special meeting of shareholders.
Except where the context otherwise specifically indicates, Seacoast supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to Seacoast, and VBI supplied all information contained in this proxy statement/prospectus relating to VBI.
VBI
VBI does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.
If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of VBI common, please contact VBI at:
Villages Bancorporation, Inc.
6495 Powell Road
The Villages, Florida 32163
Attention: Jay Bartholomew, President and Chief Executive Officer
Telephone: (352) 751-2129

i

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to give any information or make any representation about the merger or Seacoast or VBI that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are incorporated by reference herein and publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and you should not assume that any information incorporated by reference into this document is accurate as of any date other than the date of such other document, and neither the mailing of this proxy statement/prospectus to VBI shareholders nor the issuance of Seacoast common stock in the merger shall create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

We have not authorized any person to give any information or make any representation about the merger or Seacoast Banking Corporation of Florida or Villages Bancorporation, Inc. that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the special meeting and merger. The parties urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document. In this proxy statement/prospectus we refer to Seacoast Banking Corporation of Florida as “Seacoast,” Seacoast National Bank as “SNB,” Villages Bancorporation, Inc. as “VBI” and Citizens First Bank as “Citizens First Bank.”
Q:
Why am I receiving this proxy statement/prospectus?

A:
Seacoast, SNB, VBI and Citizens First Bank have entered into an Agreement and Plan of Merger, dated as of May 29, 2025 (which we refer to as the “merger agreement”) pursuant to which VBI will merge with and into Seacoast, with Seacoast continuing as the surviving company. Immediately following the merger, Citizens First Bank, a wholly owned bank subsidiary of VBI, will merge with and into Seacoast’s wholly owned bank subsidiary, SNB, with SNB continuing as the surviving bank and using the name “Seacoast National Bank” (the “bank merger”). A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A.

The merger cannot be completed unless, among other things, a majority of the outstanding shares of VBI common stock vote in favor of the proposal to approve the merger agreement.
VBI will hold a special meeting to obtain these approvals. This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting, and you should read it carefully. It is a proxy statement because VBI’s board of directors is soliciting proxies from its shareholders. It is a prospectus because Seacoast will issue shares of Seacoast common stock and, upon certain circumstances, Seacoast Series A non-voting convertible preferred stock, to holders of VBI common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending the VBI meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:
What will I receive in the merger?

A:
In the merger, each share of VBI common stock will be converted into the right to receive (i) $1,000.00 in cash, or (ii) 38.5000 shares of Seacoast common stock or (iii) a 25%-75% combination of cash and Seacoast common stock, at the shareholder’s election. The final election will be subject to a proration mechanism such that 25% of VBI shares of common stock will receive the cash consideration and 75% of VBI shares of common stock will receive the stock consideration. In addition, each holder of record has the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y (the “acting in concert group”), would result in such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “voting stock consideration limit”). In the event that any VBI shareholder, as aggregated with such shareholder’s acting in concert group, would exceed the voting stock consideration limit, such VBI shareholder shall receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock consideration for each share of VBI common stock that is not convertible into Seacoast common stock as a consequence of the voting stock consideration limit. Shares of Seacoast Series A non-voting convertible preferred stock to be received by any such preferred stock electing VBI shareholders shall be allocated among such electing shareholders in proportion to the total number of shares of Seacoast common stock that would have been received by such preferred stock electing shareholders, but for the application of the voting stock consideration limit.

Although the exchange ratio is fixed, in the event if at closing, either VBI’s consolidated tangible shareholders’ equity is less than $459.9 million or Citizens First Bank’s general allowance for loan and lease losses is less than 1.76% of total loans and leases outstanding, then Seacoast will have the option to adjust the exchange ratio downward.
Seacoast will not issue any fractional shares of Seacoast common stock in the merger. Rather, VBI shareholders who would otherwise be entitled to a fractional share of Seacoast common stock upon the completion of the merger will instead receive cash (without interest and rounded to the nearest whole cent) in an amount equal to such fractional part of a share of Seacoast common stock, rounded to the nearest one hundredth of a share, multiplied by the average of the daily volume weighted average price of Seacoast common stock on the NASDAQ Global Select Market for the ten (10) consecutive full trading days ending on the trading day immediately prior to the determination date. The determination date is defined as the later of the date on which VBI is notified by Seacoast that the last required regulatory consent has been obtained without regard to any requisite waiting period or the date on which the VBI shareholder approval is obtained.
Q:
Am I guaranteed to receive the type of merger consideration that I elect?

A:
No. Subject to certain proration and redesignation procedures, the merger agreement provides that the final consideration mix will be maintained at a combination of 25% cash and 75% Seacoast common stock. Solely to the extent required, certain holders of VBI common stock will receive a 1/1000th share of Seacoast Series A non-voting convertible preferred stock for each share of VBI common stock in lieu of Seacoast common stock that would have otherwise been issued in connection with the merger consideration, if and only to the extent that such holder and such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y, in connection with the merger consideration would, in the aggregate, receive shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock immediately following the effective time, giving effect to the closing and the issuance of the merger consideration. If more VBI shareholders make valid elections to receive cash than is available pursuant to the terms of the merger agreement, VBI shareholders electing cash will have the cash proportionately reduced and substituted with stock consideration. If more VBI shareholders make valid elections to receive stock than is available pursuant to the terms of the merger agreement, VBI shareholders electing stock will have the stock proportionately reduced and substituted with cash consideration.

Q:
How do I make an election with respect to my shares of VBI common stock?

A:
Each VBI shareholder will receive an election form, which you should complete and return according to the instructions printed on the form. The election deadline will be 5:00 p.m., Eastern time, on the 25th calendar day following the date the election form is mailed to VBI shareholders. If you hold shares through a nominee (such as a broker or bank), you should follow the instructions provided by your nominee to ensure your election is properly submitted). If the exchange agent does not receive the election form by the deadline or if you submit an invalid election form that is not corrected prior to the election deadline, you will be deemed not to have made an election and you will receive the number of shares of validly issued, fully paid and nonassessable shares of Seacoast common stock that is equal to 38.5000, subject to any proration or redesignation and subject to the requirement to issue Seacoast Series A non-voting convertible preferred stock in the event that issuing a certain number of shares of Seacoast common stock to the applicable holder would result in such holder owning more than 9.75% of the outstanding Seacoast common stock following the effective time, giving effect to the closing and the issuance of merger consideration in accordance with the merger agreement.

Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
Yes, because the exchange ratio is fixed, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value of Seacoast common stock and certain other adjustments. Any fluctuation in the market price of Seacoast common stock after the date of this proxy statement/prospectus will change the value of the shares of Seacoast common stock that VBI shareholders will receive. Furthermore, shareholders who elect to receive Seacoast Series A non-voting convertible preferred stock in lieu of common stock (to comply with regulatory ownership limits) may receive different consideration than originally anticipated.
Q:
How does VBI’s board of directors recommend that I vote at the special meeting?

A:
VBI’s board of directors recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal.

Q:
When and where is the special meeting?

A:
The VBI special meeting will be held at 6495 Powell Road, The Villages, Florida 32163, on September 24, 2025, at 8:15 a.m. local time.

Q:
Who can vote at the special meeting of shareholders?

A:
Holders of record of VBI common stock at the close of business on August 13, 2025, which is the date that the VBI board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. You must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:
What constitutes a quorum for the special meeting?

A:
The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of VBI common will constitute a quorum for the transaction of business. Abstentions, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal?

A:
Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of VBI common stock entitled to vote on the merger agreement as of the close of business on August 13, 2025, the record date for the special meeting. If you (1) fail to submit a proxy or vote in person at the special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank, broker or other nominee how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the merger proposal.

The adjournment proposal will be approved if the votes of VBI common stock cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal. If you (1) fail to submit a proxy or vote in person at the special meeting, or (2) mark “ABSTAIN” on your proxy, it will have no effect on the adjournment proposal.
Directors of VBI who own shares of VBI common stock and certain VBI shareholders who collectively own 556,099 shares of VBI common stock (or 75% of the outstanding shares) have entered into shareholder support agreements with Seacoast pursuant to which each has agreed, among other things, to vote “FOR” the approval of the merger agreement, subject to the terms of the shareholder support agreements.

Q:
Why is my vote important?

A:
If you do not submit a proxy or vote in person, it may be more difficult for VBI to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or abstention, will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of a majority of the outstanding shares of VBI common stock entitled to vote on the merger agreement. VBI’s board of directors recommends that you vote “FOR” the proposal to approve the merger agreement.

Q:
How many votes do I have?

A:
You are entitled to one vote for each share of VBI common stock that you owned as of the close of business on the record date. As of the close of business on the record date, 733,312 shares of VBI common stock were outstanding and entitled to vote at the VBI special meeting.

Q:
Do certain VBI shareholders, directors and executive officers have interests in the merger that are different from, or in addition to, my interests?

A:
Yes. In considering the recommendation of VBI’s board of directors with respect to the merger agreement, you should be aware that some of VBI’s shareholders, directors and executive officers have interests in the merger that are different from, or in addition to, the interests of VBI’s shareholders generally. Interests of certain officers and directors that may be different from or in addition to the interests of VBI’s shareholders include but are not limited to, the receipt of continued indemnification and insurance coverage under the merger agreement, employment agreements and the payment of change in control payments or other compensation to certain executives. Additionally, certain VBI shareholders and directors have entered into a Shareholders Agreement (described elsewhere herein) with Seacoast governing the rights with respect to ownership of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock.

Q:
If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:
No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank, broker or other nominee.

Q:
What if I abstain from voting or fail to instruct my bank, broker, or other nominee?

A:
If you (1) fail to submit a proxy or vote in person at the special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank, broker or other nominee how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the merger proposal. If you (1) fail to submit a proxy or vote in person at the special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank, broker or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the adjournment proposal.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All VBI shareholders, including shareholders of record and shareholders who hold their shares through nominees or any other holder of record, are invited to attend the special meeting. Holders of record of VBI common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you to be admitted. VBI reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without VBI’s express written consent.

Q:
Can I change my vote?

A:
Yes. If you are a holder of record of VBI common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to VBI’s Secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by VBI’s Secretary after the vote will not affect the vote. VBI’s Secretary’s mailing address is: Villages Bancorporation, Inc., 6495 Powell Road, The Villages, Florida 32163.

Q:
What are the U.S. federal income tax consequences of the merger to holders of VBI common stock?

A:
The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” U.S. holders of VBI common stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes on exchange of shares of VBI common stock for the shares of Seacoast common stock, and, if required, Seacoast Series A non-voting convertible preferred stock, they receive in the merger. However, U.S. holders of VBI common stock may recognize gain or loss on any cash received instead of a fractional share of Seacoast common stock or preferred stock that such U.S. holder would otherwise be entitled to receive (assuming that the cash received is not treated as a dividend). U.S. holders of VBI common stock who receive cash in exchange for shares of VBI common stock will generally recognize gain or loss for U.S. federal income tax purposes.

For further information, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57.
The U.S. federal income tax consequences described above may not apply to all holders of VBI stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
Q:
Are VBI shareholders entitled to appraisal rights?

A:
Yes. If you are a VBI shareholder and you want to exercise appraisal rights and receive the fair value of shares of VBI common stock in cash instead of the stock consideration, then you must file a written objection with VBI prior to the special meeting stating, among other things, that you will exercise your right to dissent if the merger is completed. Also, you may not vote in favor of the merger agreement and must follow other procedures, both before and after the special meeting, as described in Appendix C to this proxy statement/prospectus. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger agreement, then your shares will automatically be voted in favor of the merger agreement, and you will lose all appraisal rights available under Florida law. A summary of these provisions can be found under “The Merger — Appraisal Rights for VBI Shareholders” beginning on page 61 and detailed information about the special meeting can be found under “Information About the Special Meeting” on page 36. Due to the complexity of the procedures for exercising the right to seek appraisal, VBI shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable Florida law provisions will result in the loss of the right of appraisal.

Q:
As a VBI shareholder, should I send in my stock certificates now?

A:
No. Please do not send in your VBI stock certificates with your proxy. Seacoast’s transfer agent, Continental Stock Transfer and Trust Company, will send you instructions for exchanging VBI stock certificates for the applicable merger consideration after the merger has been consummated. See “The Merger Agreement — Procedures for Converting Shares of VBI Common Stock into Merger Consideration” beginning on page 70 of this proxy statement/prospectus.

Q:
What should I do if I hold my shares of VBI stock in book-entry form?

A:
You are not required to take any specific actions if your shares of VBI stock are held in book-entry form. After the completion of the merger, shares of VBI stock held in book-entry form automatically will be exchanged for either the per share cash consideration, the per share stock consideration or the combination consideration, subject to your election and the proration procedures described herein. Any cash to be paid in exchange for fractional shares will be delivered automatically, and, if applicable, you may receive Seacoast Series A non-voting convertible preferred stock instead of common stock to ensure compliance with regulatory ownership limits.

Q:
Whom may I contact if I cannot locate my VBI stock certificate(s)?

A:
If you are unable to locate your original VBI stock certificate(s), you should contact Jay Bartholomew at (352) 751-2129. Following the merger, any inquiries should be directed to Seacoast’s transfer agent, Continental Stock Transfer and Trust Company at 1 State Street, 30th Floor, New York, New York 10004, or at (212) 509-4000.

Q:
When do you expect to complete the merger?

A:
Seacoast and VBI expect to complete the merger in the fourth quarter of 2025. However, neither Seacoast nor VBI can assure you when or if the merger will occur. VBI must first obtain the approval of VBI shareholders for the merger and Seacoast must receive the necessary regulatory approvals.

Q:
Whom should I call with questions?

A:
If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of VBI common stock, please contact: Jay Bartholomew, President and Chief Executive Officer, at (352) 751-2129.

SUMMARY
The following summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. You should carefully read the entire proxy statement/prospectus and the other documents to which we refer to understand fully the merger. See “Where You Can Find More Information” beginning on page i on how to obtain copies of those documents. In addition, the merger agreement is attached as Appendix A to this proxy statement/prospectus. VBI and Seacoast encourage you to read the merger agreement because it is the legal document that governs the merger.
Unless the context otherwise requires throughout this document, “we,” and “our” refer collectively to Seacoast and VBI. The parties refer to the proposed merger of VBI with and into Seacoast as the “merger,” the merger of Citizens First Bank with and into SNB as the “bank merger,” and the Agreement and Plan of Merger, dated May 29, 2025, by and among Seacoast, SNB, VBI and Citizens First Bank as the “merger agreement.”
Information Regarding Seacoast, SNB, VBI and Citizens First Bank
Seacoast Banking Corporation of Florida
Seacoast National Bank
815 Colorado Avenue
Stuart, Florida 34994
(772) 288-6085
Seacoast is a bank holding company, incorporated in Florida in 1983, and registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Seacoast’s principal subsidiary is SNB, a national banking association. SNB commenced its operations in 1933 and operated as “First National Bank & Trust Company of the Treasure Coast” prior to 2006 when it changed its name to Seacoast National Bank.
Seacoast is one of the largest community banks headquartered in Florida with approximately $15.9 billion in assets and $12.5 billion in deposits as of June 30, 2025. Seacoast and its subsidiaries provide integrated financial services including commercial and consumer banking, wealth management, and mortgage services to customers at over 84 full-service branches across Florida, and through advanced mobile and online banking solutions.
Villages Bancorporation, Inc.
Citizens First Bank
6495 Powell Road
The Villages, Florida 32163
(352) 751-2129
VBI is a bank holding company under the Bank Holding Company Act of 1956, as amended, for Citizens First Bank, and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and the Florida Office of Financial Regulation and is a corporation organized under the laws of the State of Florida. Citizens First Bank is a Florida-chartered state non-member bank, which commenced operations in 1991, and is subject to the supervision and regulation of the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Citizens First Bank is a full-service commercial bank, providing a wide range of business and consumer financial services in its target marketplaces. VBI’s executive offices are located in The Villages, Florida. At June 30, 2025, VBI had total consolidated assets of approximately $4.1 billion, total consolidated deposits of approximately $3.5 billion, total consolidated net loans of approximately $1.3 billion, and total consolidated shareholders’ equity of approximately $464 million.
Citizens First Bank’s website is www.citizensfb.com. The information on Citizens First Bank’s website is not part of this proxy statement/prospectus, and the reference to the Citizens First Bank website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

For additional financial information about VBI and its subsidiaries, see the financial statements of VBI attached as Appendix D to this proxy statement/prospectus.
Regulatory Approvals
Completion of the merger and the bank merger are subject to various regulatory approvals, including approvals from the Federal Reserve and the OCC. Notifications and/or applications requesting approvals for the merger or for the bank merger may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. The parties have filed notices and applications to obtain the necessary regulatory approvals of the Federal Reserve and the OCC. The parties cannot be certain when or if they will obtain approval from the Federal Reserve and the OCC or, if obtained, whether such approval will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on the combined company after the completion of the merger. The regulatory approvals to which the completion of the merger and bank merger are subject are described in more detail under the section entitled “The Merger — Regulatory Approvals,” beginning on page 61 of this proxy statement/prospectus.
The Merger (see page 40)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
In the merger, VBI will merge with and into Seacoast, with Seacoast as the surviving entity of such merger, and Citizens First Bank will merge with and into SNB, with SNB as the surviving bank of such bank merger. The merger of Citizens First Bank with and into SNB shall occur immediately following the merger of VBI with and into Seacoast, unless otherwise determined by Seacoast in its sole discretion.
Closing and Effective Time of the Merger (see page 70)
The closing date is currently expected to occur in the fourth quarter of 2025. Simultaneously with the closing of the merger, Seacoast will file the articles of merger with the Secretary of State of the State of Florida. The merger will become effective at such time as the articles of merger are filed or such other time as may be specified in the articles of merger. Neither Seacoast nor VBI can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals and VBI shareholders’ approvals will be received.
Merger Consideration (see page 70)
Under the terms of the merger agreement, each share of VBI common stock will be converted into the right to receive (i) $1,000.00 in cash, (ii) 38.5000 shares of Seacoast common stock or (iii) a 25% – 75% combination of cash and Seacoast common stock, at the shareholder’s election. The final election will be subject to a proration mechanism such that 25% of VBI shares of common stock will receive the cash consideration and 75% of VBI shares of common stock will receive the stock consideration. In addition, each holder of record has the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y (the “acting in concert group”), would result in such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “voting stock consideration limit”). In the event that any VBI shareholder, as aggregated with such shareholder’s acting in concert group, would exceed the voting stock consideration limit, such VBI shareholder shall receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock consideration for each share of VBI common stock that is not convertible into Seacoast common stock as a consequence of the voting stock consideration limit. Shares of Seacoast Series A non-voting convertible preferred stock to be received by any such preferred stock electing VBI shareholders shall be allocated among such electing shareholders in proportion to the total number of shares of Seacoast common stock that would have been received by such preferred stock electing shareholders, but for the application of the voting stock consideration limit. Please see “The Merger Agreement — Consideration” on page 70 for more information.
Although the exchange ratio is fixed, in the event at closing, either VBI’s consolidated tangible shareholders’ equity is less than $459.9 million or Citizens First Bank’s general allowance for loan and lease losses is less than 1.76% of total loans and leases outstanding, then Seacoast will have the option to adjust the exchange ratio downward.
For each fractional share that would otherwise be issued, Seacoast will pay cash (without interest and rounded to the nearest whole cent) in an amount equal to such fractional part of a share of Seacoast common stock, rounded to the nearest one hundredth of a share, multiplied by the average of the daily volume weighted average price of Seacoast common stock on the NASDAQ Global Select Market for the ten (10) consecutive full trading days ending on the trading day immediately prior to the determination date, which is defined as the later of the date on which VBI is notified by Seacoast that the last required regulatory consent has been obtained without regard to any requisite waiting period or the date on which the VBI shareholder approval is obtained.
The value of the shares of Seacoast common stock to be issued in the merger will fluctuate between now and the closing date of the merger. Based on the closing price of Seacoast common stock on May 28, 2025, the last business day prior to the date of the signing of the merger agreement, the value of the per share merger consideration payable to holders of VBI common stock was approximately $24.91 per share. Based on the closing price of Seacoast common stock on [   ], 2025, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of VBI common stock was approximately $[      ]. VBI shareholders should obtain current sale prices for Seacoast common stock, which is traded on the NASDAQ Global Select Market under the symbol “SBCF.”
Equivalent VBI Common Stock Per Share Value
Seacoast common stock trades on the NASDAQ Global Select Market under the symbol “SBCF.” VBI common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for VBI common stock. The following table presents the closing price of Seacoast common stock on May 28, 2025, the last trading date prior to the public announcement of the merger agreement, and [      ], 2025, the last practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of VBI common stock on those dates, calculated by multiplying the closing sale price of Seacoast common stock on those dates by the exchange ratio of 38.5000.
Date	Seacoast closing sale price		Equivalent VBI per share value
May 28, 2025		$24.91		$959.035
[ ], 2025	$		$
The value of the shares of Seacoast common stock to be issued in the merger will fluctuate between now and the closing date of the merger. If Seacoast shares increase in value, so will the value of the per share stock consideration to be received by VBI shareholders. Similarly, if Seacoast shares decline in value, so will the value of the per share stock consideration to be received by VBI shareholders. VBI shareholders should obtain current sale prices for the Seacoast common stock.
Election and Proration Procedures (see page 72)
Election.
If you own VBI common, you will soon receive under separate cover an election form. The election form entitles the record holder of VBI common (excluding shares to be canceled and retired and any dissenting shares) to elect, subject to the proration or redesignation procedures described below, to receive for each such share (i) the per share cash consideration (a “cash election”); (ii) the per share stock consideration (a “stock election”); or (iii) a 25 – 75 combination of the per share cash consideration and the per share stock consideration (a “combination election”). In addition, each holder of record has the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y, would result in such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock as of immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “Seacoast preferred stock consideration”). VBI shareholders and their acting in concert group that would receive Seacoast common stock in excess of the voting stock consideration limit will receive Seacoast preferred stock consideration in the amount of such excess. VBI shareholders Tracy Morse Dadeo CFB Trust uad 10/1/2019, Jennifer Morse Parr CFB Trust uad 10/1/2019 and Mark G. Morse CFB Trust uad 2/6/14 representing approximately 74% of VBI’s outstanding ownership have agreed to elect to receive the Seacoast preferred stock consideration.
Holders of record of shares of VBI common stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple election forms, subject to certain certification requirements.
The election form will be mailed on a date that is not more than 45 and not less than 30 days prior to the anticipated closing date of the merger, or on a date as otherwise mutually agreed by Seacoast and VBI (the “mailing date”). The election form record date will be the close of business on the 5th business day prior to the mailing date.
An election form will be valid only if it is properly completed and delivered to the exchange agent on or before 5:00 p.m., Eastern Time, on the 25th day following the mailing date (the “election deadline”). The parties will issue a press release announcing the date of the election deadline no more than 15 business days before, and at least 5 business days prior to, the election deadline.
Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the exchange agent prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of VBI common represented by such election form will be treated as non-electing shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of VBI common prior to the election deadline. The exchange agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive.
Non-Electing VBI Shareholders.
VBI shareholders who make no election or who do not make a valid election will be deemed not to have made an election. Shareholders not making an election will receive the number of shares of validly issued, fully paid and nonassessable shares of Seacoast common stock that is equal to 38.5000, subject to any proration or redesignation and subject to the requirement to issue the Seacoast preferred stock consideration.
Proration and Redesignation.
The maximum number of shares of VBI common to be converted into the right to receive per share cash consideration for such shares (i.e., those shares subject to cash elections and those shares subject to the cash portion of combination elections) shall be 25% of the number of outstanding VBI common stock (excluding shares to be canceled and retired and any dissenting shares) (the “maximum cash election number”). The maximum number of shares of VBI common stock to be converted into the right to receive per share stock consideration for such shares (i.e., those shares subject to stock elections and those shares subject to the stock portion of combination elections) shall be 75% of the number of outstanding VBI common stock (excluding shares to be canceled and retired and any dissenting shares) (the “maximum stock election number”).

The exchange agent shall effect the foregoing prorations not later than 10 business days after the election deadline, unless the effective time has not yet occurred, in which case as soon after the effective time as is reasonably practicable:
(i)
If, after the results of the election forms are calculated, the number of shares of VBI common stock to be converted into shares of Seacoast common stock exceeds the maximum stock election number, subject to any requirement to issue the Seacoast preferred stock consideration, shall cause the exchange agent to determine the number of stock election shares which must be redesignated as cash election shares in order to reduce the number of such shares to the maximum stock election number. All holders who have stock election shares shall, on a pro rata basis, have such number of their stock election shares redesignated as cash election shares so that the maximum stock election number is achieved; and

(ii)
If, after the results of the election forms are calculated, the number of shares of VBI common stock to be converted into cash exceeds the maximum cash election number, Seacoast shall cause the exchange agent to determine the number of cash election shares which must be redesignated as stock election shares in order to reduce the amount of such cash to the maximum cash election number. All holders who have cash election shares shall, on a pro rata basis, have such number of their cash election shares redesignated as stock election shares so that the maximum cash election number is achieved.

Notwithstanding the above, Seacoast may, in its sole discretion, direct at any time prior to the effective time that the redesignation and proration procedures be waived in whole or in part, including the maximum cash election number and the maximum stock election number, substituting such percentage limits as Seacoast shall designate; provided, however, that such actions would not adversely affect the merger from qualifying as a reorganization under Section 368(a) of the Code.
Procedures for Converting Shares of VBI Common Stock into Merger Consideration (see page 70)
Promptly after the effective time of the merger, Seacoast’s exchange agent, Continental Stock Transfer and Trust Company, will mail to each holder of record of VBI common stock that is converted into the right to receive the merger consideration a letter of transmittal and instructions for the surrender of the holder’s VBI stock certificate(s) for the merger consideration (including cash in lieu of any fractional shares of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock), and any dividends or distributions to which such holder is entitled to pursuant to the merger agreement.
Please do not send in your certificates until you receive these instructions.
Material U.S. Federal Income Tax Consequences of the Merger (see page 57)
The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders of VBI common stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes on the shares of Seacoast common stock, or, if required, the shares of Seacoast Series A non-voting convertible preferred stock, they receive in the merger. However, U.S. holders of VBI common stock may recognize gain or loss on any cash received instead of a fractional share of Seacoast common stock that such U.S. holder would otherwise be entitled to receive (assuming that the cash received is not treated as a dividend). U.S. holders of VBI common stock who receive cash in exchange for shares of VBI common stock will generally recognize gain or loss for U.S. federal income tax purposes.
For further information, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57.
The U.S. federal income tax consequences described above may not apply to all holders of VBI stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
Appraisal Rights (see page 61 and Appendix C)
Under Florida law, VBI shareholders have the right to dissent from the merger and receive a cash payment equal to the fair value of their shares of VBI stock instead of receiving the merger consideration.

To exercise appraisal rights, VBI shareholders must strictly follow the procedures established by Sections 607.1301 through 607.1340 of the Florida Business Corporation Act, or the FBCA, which include filing a written objection with VBI prior to the special meeting stating, among other things, that the shareholder will exercise his or her right to dissent if the merger is completed, and not voting for approval of the merger agreement. A shareholder’s failure to vote against the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights.
Opinion of VBI’s Financial Advisor (see page 46 and Appendix B)
VBI’s financial advisor, Hovde, has delivered a written opinion, dated May 27, 2025, to the board of directors of VBI that, as of such date, and based upon and subject to certain matters stated in the opinion, the merger consideration is fair, from a financial point of view, to VBI shareholders. We have attached this opinion to this proxy statement/prospectus as Appendix B. The opinion of Hovde is not a recommendation to any VBI shareholder as to how to vote on the proposal to approve the merger agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by Hovde in providing its opinion.
For further information, please see the section entitled “The Merger — Opinion of VBI’s Financial Advisor” beginning on page 46.
Recommendation of the VBI Board of Directors (see page 43)
After careful consideration, the VBI board of directors recommends that VBI shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of the adjournment proposal described in this document. Each of the directors of VBI, who as of the date of the merger agreement held shares of VBI common stock, and certain shareholders have entered into a shareholder support agreement with Seacoast pursuant to which each has agreed, among other things, to vote “FOR” the approval of the merger agreement, subject to the terms of the shareholder support agreement.
For more information regarding the shareholder support agreement, please see the section entitled “Information About the VBI Special Meeting — Shares Subject to Shareholder Support Agreement; Shares Held by Directors, Executive Officers and Certain Affiliates” beginning on page 37.
For a more complete description of VBI’s reasons for the merger and the recommendations of the VBI board of directors, please see the section entitled “The Merger — VBI’s Reasons for the Merger and Recommendation of VBI’s Board of Directors” beginning on page 43.
Interests of VBI Directors and Executive Officers in the Merger (see page 64)
In considering the recommendation of VBI’s board of directors with respect to the merger agreement, you should be aware that some of VBI’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of VBI’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of VBI’s shareholders include:
•
VBI’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

•
Certain VBI executives are entitled to certain payments upon a change of control of VBI.

•
Jay Bartholomew, President and Chief Executive Officer of VBI and Citizens First Bank, and Tricia Snodgrass, Chief Operating Officer of Citizens First Bank have each entered into an employment agreement with Seacoast, effective as of the effective date of the merger.

•
Jennifer Morse Parr, Tracy Morse Dadeo and Mark Morse have entered into a Shareholders Agreement (described elsewhere herein) with Seacoast governing the rights with respect to ownership of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock.

•
The Villages Operating Company and The Villages Development Operating Company, LLC (as to which Mark Morse, a director of VBI and Citizens First Bank, is a shareholder) and Seacoast National

Bank have entered into a developer support agreement (described elsewhere herein) regarding certain current and future real estate transactions.
These interests are discussed in more detail in the section entitled “The Merger — Interests of VBI Directors and Executive Officers in the Merger” beginning on page 64. The VBI board of directors was aware of the different or additional interests set forth herein and considered such interests along with other matters in adopting and approving the merger agreement and the transactions contemplated thereby, including the merger.
Conditions to Completion of the Merger (see page 82)
The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including but not limited to:
•
the approval of the merger agreement by VBI shareholders;

•
all regulatory approvals from the Federal Reserve, the OCC, and any other regulatory approval required to consummate the merger shall have been obtained and remain in full force and effect and all statutory waiting periods shall have expired, and such approvals or consents shall not be subject to any conditions or consequences that would have a material adverse effect on Seacoast or any of its subsidiaries after the effective time of the merger, including VBI and Citizens First Bank;

•
the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing the consummation of the merger or the other transactions contemplated by the merger agreement;

•
the effectiveness of the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no order suspending such effectiveness having been issued;

•
the approval for listing on the NASDAQ Global Select Market of the shares of Seacoast common stock to be issued in the merger;

•
the accuracy of the other party’s representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement) other than, in most cases, inaccuracies that would not reasonably be likely to have a material adverse effect on such party;

•
performance and compliance in all material respects by the other party of its respective obligations under the merger agreement;

•
the receipt by each party of corporate authorizations and other certificates from the other party;

•
in the case of Seacoast, VBI’s receipt of all consents required as a result of the transactions contemplated by the merger agreement pursuant to certain material contracts;

•
in the case of Seacoast, the holders of no more than 5% of VBI common stock shall have exercised their dissenters’ rights in accordance with applicable law;

•
the absence of any event which has had or is reasonably likely to have a material adverse effect on the other party;

•
receipt by Seacoast of an opinion of its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•
receipt by VBI of an opinion of its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•
in the case of Seacoast, the receipt of executed claims letters from certain of VBI’s and Citizens First Bank’s executive officers and directors and restrictive covenant agreements from certain of VBI’s and Citizens First Bank’s directors, officers, and significant shareholders (which claims letters were executed on May 29, 2025);

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in the case of Seacoast, the delivery of a non-foreign affidavit by VBI;

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VBI shall have taken all actions necessary and, to the extent required, the VBI shareholders have approved any payment, to prevent certain payments and benefits received by executives of VBI in connection with the merger from being deemed a parachute payment as defined in Section 280G of the Code;

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in the case of Seacoast, the Shareholders Agreement among Seacoast, Jennifer Morse Parr, Tracy Morse Dadeo and Mark Morse remaining in full force and effect (which agreement was executed on May 29, 2025); and

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in the case of Seacoast, the Developer Support Agreement among Seacoast National Bank, The Villages Operating Company, and The Villages Development Operating Company, LLC remaining in full force and effect (which agreement was executed on May 29, 2025 and amended and restated on July 23, 2025).

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Third Party Proposals (see page 78)
VBI has agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving persons other than Seacoast, and to certain related matters. The merger agreement does not, however, prohibit VBI from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.
Termination (see page 83)
The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval of the merger agreement by VBI shareholders:
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by mutual consent of the board of directors of VBI and the board of directors or executive committee of the board of directors of Seacoast; or

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by the board of directors of either Seacoast or VBI, if there is a breach by the other party of any representation, warranty, covenant or other agreement set forth in the merger agreement, that would, if occurring or continuing on the closing date, result in the failure to satisfy the closing conditions of the party seeking termination and such breach cannot be or is not cured within 30 days following written notice to the breaching party or which breach cannot be cured prior to June 1, 2026; or

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by the board of directors of either Seacoast or VBI, if a requisite regulatory consent has been denied and such denial has become final and non-appealable; or

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by the board of directors of either Seacoast or VBI, if the VBI shareholders fail to obtain the required vote at a duly held meeting of such shareholders where the merger agreement was presented for approval and voted upon; or

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by the board of directors of either Seacoast or VBI, if the merger has not been completed by June 1, 2026, unless the failure to complete the merger by such date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement; or

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by the board of directors of Seacoast, if (i) the VBI board of directors withdraws, qualifies or modifies, or resolves to withdraw, qualify or modify their recommendation that the VBI shareholders approve the merger agreement in a manner adverse to Seacoast, (ii) VBI fails to substantially comply with any of the provisions of the merger agreement relating to third party acquisition proposals, or (iii) VBI’s board of directors recommends, endorses, accepts or agrees to a third party acquisition proposal; or

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by the board of directors of VBI, in order to enter into an agreement relating to a superior proposal in accordance with the provisions of the merger agreement relating to third party acquisition proposals and such superior proposal has not been withdrawn (provided that neither VBI nor any of its representatives has materially breached any such provisions); or

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by the board of directors of Seacoast if holders of more than five percent (5%) in the aggregate of outstanding VBI common stock have voted shares against the merger agreement and have given notice of their intention to exercise their dissenters’ rights in accordance with the FBCA.

Termination Fee (see page 84)
VBI must pay Seacoast a termination fee of $31.4 million if:
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(i) either party terminates the merger agreement in the event that approval by the shareholders of VBI is not obtained at a meeting at which a vote was taken; or (ii) Seacoast terminates the merger agreement (a) as a result of a willful breach of a covenant or agreement by VBI; (b) because VBI has withdrawn, qualified or modified its recommendation to shareholders in a manner adverse to Seacoast; or (c) because VBI has failed to substantially comply with the no-shop covenant or its obligations under the merger agreement by failing to hold a special meeting of VBI shareholders; and

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VBI (1) receives or there is a publicly announced third party acquisition proposal that has not been formally withdrawn or abandoned prior to the termination of the merger agreement; and (2) within 12 months of the termination of the merger agreement, VBI either consummates a third-party acquisition proposal or enters into a definitive agreement with respect to a third-party acquisition proposal; or

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Seacoast terminates the merger agreement as a result of the board of directors of VBI recommending, endorsing, accepting or agreeing to a third-party acquisition proposal; or

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VBI terminates the merger agreement because the board of directors of VBI has determined in accordance with the provisions in the merger agreement relating to acquisition proposals that a superior proposal has been made and has not been withdrawn and none of VBI or its representatives has failed to comply in all material respects with the terms of merger agreement relating to third party acquisition proposals.

Except in the case of a breach of the merger agreement, the payment of the termination fee will fully discharge VBI and Citizens First Bank from any losses that may be suffered by Seacoast arising out of the termination of the merger agreement and in no event will VBI be required to pay the termination fee on more than one occasion.
NASDAQ Listing (see page 77)
Seacoast will cause the shares of Seacoast common stock to be issued to the holders of VBI common stock in the merger to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.
VBI Special Meeting (see page 36)
The special meeting of VBI shareholders will be held on September 24, 2025, at 8:15 a.m., local time, at 6495 Powell Road, The Villages, Florida 32163. At the special meeting, VBI shareholders will be asked to vote on:
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the proposal to approve the merger agreement;

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the adjournment proposal; and

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any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

Holders of VBI common stock as of the close of business on August 13, 2025, the record date, will be entitled to vote at the special meeting. As of the record date, there were outstanding and entitled to notice and to vote an aggregate of 733,312 shares of VBI common stock held by approximately 58 shareholders of record. Each VBI shareholder can cast one vote for each share of VBI voting common stock owned on the record date.

As of the record date, directors and executive officers of VBI and their affiliates owned and were entitled to vote 164,791 shares of VBI common stock, representing approximately 22.47% of the outstanding shares of VBI common stock entitled to vote on that date. Pursuant to the shareholder support agreement, each director and executive officer of VBI and Citizens First Bank, who as of the date of the merger agreement held shares of VBI common stock, and certain VBI shareholders have agreed at any meeting of VBI shareholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions) to vote the shares owned in favor of the merger agreement. As of the record date, Seacoast did not own or have the right to vote any of the outstanding shares of VBI common stock.
Required Shareholder Votes (see page 37)
In order to approve the merger agreement, a majority of the outstanding shares of VBI common stock entitled to vote at the VBI special meeting must vote in favor of the merger agreement.
No Restrictions on Resale
All shares of Seacoast common stock received by VBI shareholders in the merger will be freely tradable, except that shares of Seacoast received by persons who are or become affiliates of Seacoast for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Similarly, any shares of Seacoast Series A non-voting convertible preferred stock received in the merger will be freely tradeable, subject to the same limitations under Rule 144 or other applicable provisions of the Securities Act for affiliates.
Holders of Seacoast Series A non-voting convertible preferred stock may convert such shares into Seacoast common stock in accordance with the terms of set forth in the certificate of designations, or, if applicable, the Shareholders Agreement, and any resale of Seacoast common stock received upon conversion will also be subject to applicable securities laws.
Market Prices and Dividend Information (see page 35)
Seacoast common stock is listed and trades on The NASDAQ Global Select Market under the symbol “SBCF.” As of July 31, 2025, there were 87,854,715 shares of Seacoast common stock outstanding. Approximately 87% of these shares are owned by institutional investors, as reported by NASDAQ. Seacoast’s institutional investors that owned more than 5% of the outstanding Seacoast common stock as of June 30, 2025 own approximately 28% of its outstanding common stock. Seacoast has approximately 2,452 shareholders of record as of July 31, 2025.
To Seacoast’s knowledge, the only shareholders who owned more than 5% of the outstanding shares of Seacoast common stock on June 30, 2025 were BlackRock, Inc., 55 East 52nd Street, New York, New York 10055 (14.1%), North Reef Capital Management L.P., 1833 South Coast Highway, Suite 210, Laguna Beach, California 92651 (6.7%), and The Vanguard Group, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355 (7.4%).
Dividends from SNB are Seacoast’s primary source of funds to pay dividends on its common stock. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in SNB also limits dividends that may be paid to Seacoast. On July 17, 2025, Seacoast’s board of directors approved a cash dividend of $0.18 per share. The dividend will be paid on September 30, 2025 to all shareholders of record as of the close of business of September 15, 2025.
Any further dividends paid on Seacoast’s common stock would be declared and paid at the discretion of its board of directors and would be dependent upon Seacoast’s liquidity, financial condition, results of operations, capital requirements and such other factors as the board of directors may deem relevant.
As of August 13, 2025, there were 733,312 shares of VBI common stock, $5.00 par value per share, outstanding, which were held by approximately 58 holders of record.
VBI common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for VBI common stock. Since January 1, 2023,

(i) VBI management is not aware of any sales of shares of VBI common stock and (ii) VBI has not paid any dividends on the shares of VBI common stock.
Comparison of Shareholders’ Rights (see page 89)
The rights of VBI shareholders who continue as Seacoast shareholders after the merger will be governed by the articles of incorporation and bylaws of Seacoast rather than the articles of incorporation and bylaws of VBI. For more information, please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 89.
Risk Factors (see page 18)
Before voting at the VBI special meeting, you should carefully consider all of the information contained or incorporated by reference into this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 18 or described in Seacoast’s reports filed with the SEC, which are incorporated by reference into this proxy statement/prospectus. Please see “Documents Incorporated by Reference” beginning on page 131.

RISK FACTORS
An investment in Seacoast common stock in connection with the merger involves risks. Seacoast describes below the material risks and uncertainties that it believes affect its business and an investment in Seacoast common stock. In addition to the other information contained in, or incorporated by reference into, this proxy statement/prospectus, including Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and the matters addressed under “Forward-Looking Statements,” you should carefully read and consider all of the risks and all other information contained in this proxy statement/prospectus in deciding whether to vote to approve the merger agreement. Additional Risk Factors included in Item 1A in Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 are incorporated herein by reference, and Seacoast may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this proxy statement/prospectus, each of which reports is or will be incorporated by reference in this proxy statement/prospectus. You should read and consider those Risk Factors in addition to the Risk Factors listed below. If any of the risks described in this proxy statement/prospectus occur, Seacoast’s financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of the Seacoast common stock could decline significantly, and you could lose all or part of your investment.
Risks Associated with the Merger
The market price of Seacoast common stock after the merger may be affected by factors different from those currently affecting VBI or Seacoast.
The businesses of Seacoast and VBI differ in some respects and, accordingly, the results of operations of the combined company and the market price of Seacoast’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Seacoast and VBI. For a discussion of the business of Seacoast and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Documents Incorporated by Reference” beginning on page 131.
VBI shareholders may receive a form of consideration different from what they elect.
While each VBI shareholder may elect to receive cash, Seacoast common stock, or a 25-75 combination of cash and Seacoast common stock in the merger, subject to certain proration and redesignation mechanisms, 75% of VBI common stock outstanding at the completion of the merger will be exchanged for Seacoast common stock or preferred stock consideration and 25% of VBI common stock outstanding at the completion of the merger will be exchanged for cash consideration. Therefore, if VBI shareholders elect more cash than is available under the merger agreement, their elections will be prorated to permit 25% of VBI common stock outstanding at the completion of the merger to be exchanged for cash consideration. Similarly, if VBI shareholders elect more stock consideration than is available under the merger agreement, their elections will be prorated to permit 75% of VBI common stock outstanding at the completion of the merger to be exchanged for stock consideration. Further, in the event any shareholder or shareholder group would receive more than 9.75% of cumulative outstanding Seacoast common stock as of the closing of the transaction, Seacoast Series A non-voting convertible preferred stock will be issued in lieu of the excess amount of Seacoast common shares to such VBI shareholder. VBI shareholders Tracy Morse Dadeo CFB Trust uad 10/1/2019, Jennifer Morse Parr CFB Trust uad 10/1/2019 and Mark G. Morse CFB Trust uad 2/6/14 representing approximately 74% of VBI’s outstanding ownership have agreed to elect to receive the Seacoast preferred stock consideration. As a result, your ability to receive cash, stock or combination consideration in accordance with your election, subject to certain proration and redesignation mechanisms, may depend on the elections of other VBI shareholders.

Each shareholder subject to the voting stock consideration limit will receive shares of Series A non-voting convertible Seacoast preferred stock as consideration for their shares of VBI common stock, which is a series of Series A non-voting convertible preferred stock. Accordingly, each shareholder who receives Series A non-voting convertible Seacoast preferred stock will have less influence over Seacoast as compared to the influence that such shareholder may now have over VBI and will have limited options to convert to Seacoast common stock.
Certain shareholders of VBI currently have a controlling interest in VBI and may vote on the election of directors and other matters affecting VBI. In connection with the merger, Seacoast will issue Seacoast Series A non-voting convertible preferred stock to any VBI shareholder as consideration for any shares of VBI common stock that are not convertible to Seacoast common stock as a result of such holder receiving, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y, shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “voting stock consideration limit”). Accordingly, VBI shareholders will be limited to a 9.75% voting interest in Seacoast and the remaining VBI common stock, as converted, must be held as Seacoast Series A non-voting convertible preferred stock. These VBI shareholders will experience a decline in their influence on management of Seacoast as a result.
Furthermore, the Seacoast Series A non-voting convertible preferred stock may only convert to Seacoast common stock under limited conditions, including a conversion of a limited number of shares to permit the holder to own no more than 9.75% of the then-outstanding Seacoast common stock, which further limits their influence on Seacoast and the management of Seacoast.
Holders of Seacoast Series A non-voting convertible preferred stock will have a limited market to trade their Seacoast Series A preferred stock.
There is no established public trading market for the Seacoast Series A preferred stock, and Seacoast does not expect a market to develop. The Seacoast Series A preferred stock is only convertible to Seacoast common stock under limited conditions as set forth in the certificate of designations and, for those VBI shareholders that are party to or become party to the Shareholders Agreement, the Shareholders Agreement. Accordingly, holders of Seacoast Series A preferred stock may experience illiquidity with respect to their shares of Seacoast Series A preferred stock.
The Seacoast Series A preferred stock certificate of designations permits conversion of one one-thousandth (1/1,000th) of a share of Seacoast Series A preferred stock into one (1) share of Seacoast common stock in certain permissible transfer circumstances, provided that the acting in concert group’s beneficial ownership would not exceed the 9.75% Seacoast common or voting stock ownership threshold, including the following permissible transfers (A) transfers to Seacoast, (B) to an affiliate of the holder of such shares, (C) in the event of a widespread public distribution, (D) to a transferee that would hold less than 2% of the outstanding Seacoast common/voting stock and (E) to a transferee that would control 50%+ of the Seacoast voting stock (without transfer from an acting in concert group member).
The Shareholders Agreement limits conversion of the Seacoast Series A preferred stock to Seacoast common stock in accordance with the certificate of designations, and provides for certain additional rights and obligations of the parties to the Shareholders Agreement, including certain shareholder private sale, permitted sale, mandatory registration, and piggyback registration rights.
The Seacoast Series A preferred stock is discussed in more detail in the section entitled “Description of Seacoast Capital Stock — Preferred Stock” on page 127. The Shareholders Agreement is discussed in more detail in the section entitled “The Merger — Interests of VBI Directors and Executive Officers in the Merger” on page 64.
Because the sale price of Seacoast common stock will fluctuate, you cannot be sure of the value of the per share stock consideration that you may receive in the merger until the closing.
Under the terms of the merger agreement, each share of VBI common stock outstanding immediately prior to the effective time of the merger (excluding shares owned by VBI, Seacoast, Citizens First Bank,

SNB or the dissenting shares) will be converted into the right to receive, at the holder’s election, for each such share (i) the per share cash consideration (a “cash election”); (ii) the per share stock consideration (a “stock election”); or (iii) a 25 – 75 combination of the per share cash consideration and the per share stock consideration (a “combination election”), which is subject to adjustment based on the closing price of Seacoast common stock and the value of VBI’s consolidated tangible shareholders’ equity and general allowance for loan and lease losses. In addition, each VBI holder of record has the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y, would result in such VBI holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock as of immediately following the effective time, giving effect to the closing and the issuance of the merger consideration. In the event any such VBI shareholder’s acting in concert group would exceed the voting stock consideration limit, Seacoast Series A non-voting convertible preferred stock shall be issued in lieu of the excess amount of common shares to such VBI shareholder.
The value of the shares of Seacoast common stock to be issued to VBI shareholders in the merger will fluctuate between now and the closing date of the merger due to a variety of factors, including general market and economic conditions, changes in the parties’ respective businesses, operations and prospects and regulatory considerations, among other things. Many of these factors are beyond the control of Seacoast and VBI. We make no assurances as to whether or when the merger will be completed. VBI shareholders should obtain current sale prices for shares of Seacoast common stock before voting their shares of VBI common stock at the special meeting.
The merger will not be completed unless important conditions are satisfied or waived, including approval by VBI shareholders.
Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of Seacoast and VBI may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before Seacoast and VBI are obligated to complete the merger:
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The merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote of a majority of the outstanding shares of VBI common stock;

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All regulatory consents required to consummate the transactions contemplated by the merger agreement must have been obtained and all waiting periods required by law must have expired and such consents must not be subject to any condition or consequence that would have a material adverse effect on Seacoast or any of its subsidiaries, including VBI and Citizens First Bank, after the effective time of the merger;

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No order issued by any governmental authority preventing the consummation of the merger shall be in effect and no law or order shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits, restrains or makes illegal the consummation of the merger;

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The registration statement (of which this proxy statement/prospectus is a part) must have been declared effective, no stop order may have been issued by the SEC and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement shall have been initiated and continuing;

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The holders of no more than 5% of VBI common stock shall have taken the actions required by the FBCA to qualify their common stock as dissenting shares;

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Since the date of the merger agreement, no fact, circumstance or event shall have occurred that has had or is reasonably likely to have a material adverse effect on either party;

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Certain significant VBI shareholders, directors and certain executives of VBI and Citizens First Bank shall have entered into claims letters and/or restrictive covenant agreements (which claims letters and agreements were executed on May 29, 2025);

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Seacoast shall have received from its tax counsel a U.S. federal income tax opinion that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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VBI shall have received from its tax counsel a U.S. federal income tax opinion that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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VBI shall have taken all actions necessary and, to the extent required, the VBI shareholders have approved any payment, to prevent certain payments and benefits received by executives of VBI in connection with the merger from being deemed a parachute payment as defined in Section 280G of the Code;

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The shares of Seacoast common stock to be issued pursuant to the merger shall have been approved for listing on the NASDAQ; and

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Seacoast shall have received a fully executed shareholders agreement and developer support agreement (which agreements were executed on May 29, 2025 and amended and restated on July 23, 2025), each of which shall be in full force and effect as of the closing.

For a more detailed description of the conditions set forth in the merger agreement that must be satisfied or waived to complete the merger, see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 82.
Shares of Seacoast common stock to be received by holders of VBI common stock as a result of the merger will have rights different from the shares of VBI common stock.
Upon completion of the merger, the rights of former VBI shareholders will be governed by the articles of incorporation, as amended, and bylaws of Seacoast. The rights associated with VBI common stock are different from the rights associated with Seacoast common stock, although both companies are organized under Florida law. See “Comparison of Shareholders’ Rights” beginning on page 89 for a discussion of the different rights associated with Seacoast common stock.
VBI shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
VBI shareholders currently have the right to vote in the election of the board of directors of VBI and on other matters affecting VBI. Upon the completion of the merger, VBI’s shareholders will be shareholders of Seacoast with a percentage ownership of Seacoast that is smaller than such shareholders’ current percentage ownership of VBI. It is currently expected that the former shareholders of VBI, as a group, will receive shares in the merger constituting approximately 10% of the outstanding shares of Seacoast’s common stock immediately after the merger. Because of this, VBI shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of VBI. Additionally, and as discussed elsewhere herein, certain VBI shareholders will be issued Seacoast Series A non-voting convertible preferred stock, and, as a result, will have additional restrictions on such holder’s ability to influence Seacoast management.
If a VBI shareholder exercises statutory dissenters’ rights, the value such shareholder receives could be less than the value of the merger consideration such shareholder would otherwise receive pursuant to the merger agreement.
Pursuant to the FBCA, a VBI shareholder who perfects dissenters’ rights as provided in such section is entitled to receive payment in cash of the value of each share of VBI common stock held by such shareholder. The value of the share of VBI common stock, as determined in accordance with the Florida statutes, may be less than the value of a share of the VBI common stock such shareholder would otherwise receive pursuant to the merger agreement. See “The Merger — Dissenters’ Rights for VBI Shareholders” beginning on page 61.
Seacoast and VBI will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of VBI and Seacoast. These uncertainties may impair Seacoast’s or VBI’s ability to attract, retain and motivate key personnel, pending the consummation of the merger, as such, personnel may experience uncertainty about their future roles following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Seacoast or VBI to seek to change existing business relationships with Seacoast or VBI or fail to extend an existing relationship. In addition, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.
Seacoast and VBI have a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.
In addition, the merger agreement restricts VBI from taking certain actions without Seacoast’s consent while the merger is pending. These restrictions may, among other matters, prevent VBI from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to VBI’s business prior to consummation of the merger or termination of the merger agreement. These restrictions could have a material adverse effect on VBI’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 74 for a description of the covenants applicable to VBI and Seacoast.
Seacoast may fail to realize the cost savings estimated for the merger.
Although Seacoast estimates that it will realize cost savings from the merger when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Seacoast’s business may require Seacoast to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on Seacoast’s ability to combine the businesses of Seacoast and VBI in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Seacoast is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.
The combined company expects to incur substantial expenses related to the merger.
The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of Seacoast and VBI. Although Seacoast and VBI have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. In addition, prior to completion of the merger, each of VBI and Seacoast will incur or have incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, Seacoast and VBI would have to recognize these expenses without realizing the anticipated benefits of the merger.
Seacoast and VBI may waive one or more of the conditions to the merger.
Prior to or at the effective time of the merger, either party has the right to waive any default in the performance of any term of the merger agreement by the other party, to waive or extend the time for the compliance or fulfillment by the other party of any and all of such other party’s obligations under the merger agreement, and to waive any or all of the conditions to its obligations under the merger agreement.

The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
It is expected that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the obligation of Seacoast and VBI to complete the merger is conditioned upon the receipt of a U.S. federal income tax opinion to that effect from their respective tax counsels. This tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service or the courts. If the merger does not qualify as a tax-free reorganization, then the holders of shares of VBI common stock will recognize any gain or loss with respect to the entire consideration received in the merger, including any shares of Seacoast stock received as well as any cash received in lieu of fractional shares of Seacoast common stock. The consequences of the merger to any particular VBI shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated.
Before the transactions contemplated by the merger agreement, including the merger, may be completed, various approvals must be obtained from bank regulatory authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Seacoast following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion and may contain conditions on the completion of the merger that are not anticipated or have a material adverse effect. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.
The fairness opinion of VBI’s financial advisor will not reflect changes in circumstances between the date of the opinion and the completion of the merger.
VBI’s board of directors received an opinion from its financial advisor to address the fairness of the merger consideration, from a financial point of view, to the holders of VBI’s common stock as of May 27, 2025. Subsequent changes in the operation and prospects of Seacoast or VBI, general market and economic conditions and other factors that may be beyond the control of Seacoast or VBI, and on which VBI’s financial advisor’s opinion was based, may significantly alter the value of Seacoast or the price of the shares of Seacoast common stock by the time the merger is completed. Because VBI does not anticipate asking its advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed, or as of any other date other than the date of such opinion. For a description of the opinion that VBI received from its financial advisor, please refer to the sections entitled “The Merger — Opinion of VBI’s Financial Advisor” beginning on page 46.
VBI’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of VBI shareholders.
Executive officers and the board of directors of VBI negotiated the terms of the merger agreement with Seacoast, and the VBI board of directors approved and recommended that VBI shareholders vote to approve the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain VBI executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of VBI shareholders generally. See “The Merger — Interests of VBI Directors and Executive Officers in the Merger” on page 64 for information about these financial interests.
The termination fees and the restrictions on third party acquisition proposals set forth in the merger agreement may discourage others from trying to acquire VBI.
Until the completion of the merger, with some limited exceptions, VBI is prohibited from soliciting, initiating, encouraging or participating in any discussion concerning a proposal to acquire VBI, such as a merger or other business combination transaction, with any person other than Seacoast. In addition, VBI has agreed to pay to Seacoast in certain circumstances a termination fee equal to $31.4 million. These provisions could discourage other companies from trying to acquire VBI even though those other companies might be willing to offer greater value to VBI shareholders than Seacoast has offered in the merger. The payment of any termination fee could also have an adverse effect on VBI’s financial condition. See “The Merger Agreement — Third Party Proposals” beginning on page 78 and “The Merger Agreement — Termination Fee” beginning on page 84.
Failure of the merger to be completed, the termination of the merger agreement or a significant delay in the consummation of the merger could negatively impact Seacoast and VBI.
If the merger is not consummated, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the consummation of the merger is delayed, the business, financial condition and results of operations of each company may be materially adversely affected. If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger.
If the merger is not completed, Seacoast and VBI will have incurred substantial expenses without realizing the expected benefits of the mergers.
Seacoast and VBI have incurred and will incur substantial non-recurring expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and other regulatory agencies in connection with the merger. While each of Seacoast and VBI have assumed that a certain level of expenses would be incurred in connection with the mergers, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. If the merger is not completed, Seacoast and VBI will have to recognize these expenses without realizing the expected benefits of the merger.
Some of the performing loans in the VBI loan portfolio being acquired by Seacoast may be under-collateralized, which could affect Seacoast’s ability to collect all of the loan amount due.
In an acquisition transaction, the purchasing financial institution may be acquiring under-collateralized loans from the seller. Under-collateralized loans are risks that are inherent in any acquisition transaction and are mitigated through the loan due diligence process that the purchaser performs and the estimated fair market value adjustment that the purchaser places on the seller’s loan portfolio. When it acquires a loan portfolio, Seacoast will establish an allowance for credit losses to recognize the full amount of expected credit losses over the life of the acquired loans. With respect to the VBI loan portfolio, Seacoast has preliminarily estimated a $35.8 million allowance for credit losses which Seacoast believes is adequate to mitigate the risk of under-collateralized, non- performing loans. There is no assurance that the allowance for credit losses that Seacoast will place on the VBI loan portfolio to mitigate against under-collateralized, non-performing loans will be adequate or that Seacoast will not incur losses that could be greater than this estimate.
Sales of substantial amounts of Seacoast common stock in the open market by former VBI shareholders could depress Seacoast’s stock price.
Shares of Seacoast common stock that are issued to VBI shareholders in the merger will be freely tradable without restrictions or further registration under the Securities Act, except that shares of Seacoast common stock received by persons who are or become affiliates of Seacoast for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Based on the number of shares of VBI common stock outstanding as of the VBI record date, Seacoast currently expects to issue approximately 9,916,948 shares of Seacoast common stock in connection with the merger. If the merger is completed and if former shareholders of VBI sell substantial amounts of Seacoast common stock in the public market following completion of the merger, the market price of Seacoast common stock may decrease. These sales might also make it more difficult for Seacoast to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.
Litigation may be filed against the board of directors of Seacoast or VBI that could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.
In connection with the merger, it is possible that Seacoast shareholders or VBI shareholders may file putative class action lawsuits against the board of directors of Seacoast or VBI. Among other remedies, these shareholders could seek to enjoin the merger. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, such potential lawsuits could prevent or delay completion of the merger and result in substantial costs to Seacoast and VBI, including any costs associated with indemnification obligations of Seacoast or VBI. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations, cash flows and market price.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, are not statements of historical fact and constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be protected by the safe harbor provided by the same. These statements are subject to risks and uncertainties, and include information about possible or assumed future results of operations of Seacoast after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may” or similar expressions, or the negatives thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of Seacoast and VBI before the merger or Seacoast after the merger and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:
•
the failure to obtain the approval of VBI shareholders in connection with the merger;

•
the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Seacoast’s and VBI’s business and the price of Seacoast common stock;

•
the risk that a condition to closing of the proposed merger may not be satisfied;

•
the risk that a required regulatory approval for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated;

•
the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger;

•
the parties’ ability to promptly and effectively integrate the businesses of Seacoast and VBI, including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses;

•
the diversion of management time on issues related to the merger;

•
the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•
the effect of the announcement or pendency of the merger on Seacoast’s customer, employee and business relationships, operating results, and business generally;

•
deposit attrition, operating costs, customer loss and business disruption following the proposed merger, including difficulties in maintaining relationships with employees, may be greater than expected;

•
reputational risks and the reaction of the companies’ customers to the proposed merger;

•
customer acceptance of the combined company’s products and services;

•
increased competitive pressures and solicitations of customers and employees by competitors;

•
the failure to consummate or delay in consummating the merger for other reasons;

•
the outcome of any legal proceedings that may be instituted against Seacoast or VBI related to the merger agreement or the merger;

•
changes in laws or regulations;

•
the dilution caused by Seacoast’s issuance of additional shares of its common stock in the merger or related to the merger;

•
the sale price of Seacoast common stock could decline before the completion of the merger, including as a result of the financial performance of Seacoast or VBI or more generally due to broader stock market movements and the performance of financial companies and peer group companies;

•
changes in interest rates, deposit flows, loan demand and real estate values; and

•
changes in general business, economic and market conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the “Risk Factors” section of this proxy statement/prospectus, as well as the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Seacoast’s most recent Form 10-K report, which is available online at www.sec.gov, and is incorporated by reference herein. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or VBI. The forward-looking statements are made as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of Seacoast Banking Corporation of Florida (“Seacoast”) and Villages Bancorporation, Inc. (“VBI”) and have been prepared to illustrate the financial effect of the merger of VBI with and into Seacoast. The following unaudited pro forma condensed combined financial statements combine the historical consolidated financial position and results of operations of Seacoast and its wholly owned subsidiary, Seacoast National Bank, and VBI and its wholly owned subsidiary, Citizens First Bank, as an acquisition by Seacoast of VBI using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of VBI will be recorded by Seacoast at their respective fair values as of the date the merger is completed.
The unaudited pro forma condensed combined financial information should be read in conjunction with:

•
the accompanying notes to the unaudited condensed combined pro forma financial information;

•
the historical audited consolidated financial statements of Seacoast and the related notes included in Seacoast’s Annual Report on Form 10-K as of and for the year ended December 31, 2024 as filed with the SEC;

•
the historical audited consolidated financial statements of VBI and the related notes as of and for the year ended December 31, 2024 included elsewhere in this Form S-4;

•
the historical unaudited interim consolidated financial statements of Seacoast and the related notes included in Seacoast’s Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2025 as filed with the SEC; and

•
the historical unaudited interim consolidated financial statements of VBI and the related notes as of and for the six months ended June 30, 2025 included elsewhere in this Form S-4.

The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if the transaction had occurred on June 30, 2025. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2025 and the year ended December 31, 2024 give effect to the transaction as if the transaction had become effective on January 1, 2024.
The pro forma financial statements are provided for informational purposes only. The pro forma financial statements are not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the pro forma financial statements.
These unaudited pro forma condensed combined financial statements reflect the merger of VBI with and into Seacoast based upon estimated preliminary acquisition accounting adjustments. Actual adjustments will be made as of the effective date of the merger and, therefore, may differ from those reflected in the unaudited pro forma condensed combined financial statements.
The unaudited pro forma financial statements do not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of the periods presented, nor do they necessarily indicate the results of operations in future periods or the future financial position of the combined company. The results of operations of the combined company will be reported prospectively following completion of the merger. Under the acquisition method of accounting, the assets and liabilities of VBI, as of closing, will be recorded by Seacoast at their estimated fair values and any excess of the merger consideration over the fair value of VBI’s net assets will be allocated to goodwill, if applicable.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
	As of June 30, 2025
(In thousands, except share data)	Seacoast Banking Corporation of Florida	Villages Bancorporation, Inc.(1)	Adjustments	Footnotes	Unaudited Pro Forma
Assets:
Cash and cash equivalents	$333,922	$38,905	$(192,401)	2(a)	$180,426
Debt securities:
Securities available-for-sale (at fair value)	2,866,185	2,515,046	—		5,381,231
Securities held-to-maturity	613,312	—	—		613,312
Total debt securities	3,479,497	2,515,046	—		5,994,543
Loans held for sale	8,610	9,054	—		17,664
Loans held for investment	10,608,824	1,339,109	(80,738)	2(b)	11,867,195
Allowance for credit losses	(142,184)	(23,276)	(13,340)	2(c)	(178,800)
Loans, net of allowance for credit losses	10,466,640	1,315,833	(94,078)		11,688,395
Goodwill	732,417	—	267,617	2(d)	1,000,034
Other intangible assets, net	61,328	18,948	96,750	2(e)	177,026
Other assets	862,541	196,185	4,842	2(f)	1,063,568
Total Assets	$15,944,955	$4,093,971	$82,730		$20,121,656
Liabilities and Shareholders’ Equity:
Deposits	$12,497,598	$3,453,436	$(500)	2(g)	$15,950,534
FHLB Borrowings	715,000	—	—		715,000
Other liabilities	460,792	176,162	—		636,954
Shareholders’ Equity	2,271,565	464,373	83,230	2(h)	2,819,168
Total Liabilities and Shareholders’ Equity	$15,944,955	$4,093,971	$82,730		$20,121,656

(1)
Reclassifications have been made to conform with the presentation of Seacoast Banking Corporation of Florida.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
	For the Twelve Months Ended December 31, 2024
(In thousands, except share data)	Seacoast Banking Corporation of Florida	Villages Bancorporation, Inc.(1)	Adjustments	Footnotes	Unaudited Pro Forma
Interest and fees on loans	$597,366	$73,464	$17,942	3(a)	$688,772
Interest and dividends on securities	99,591	81,566	—		181,157
Interest on interest bearing deposits and other investments	28,602	6,904	—		35,506
Total Interest Income	725,559	161,934	17,942		905,435
Interest on deposits and time certificates	268,987	59,053	500	3(b)	328,540
Interest on borrowed money	24,601	5,841	—		30,442
Total Interest Expense	293,588	64,894	500		358,982
Net Interest Income	431,971	97,040	17,442		546,453
Provision for credit losses	16,258	1,800	31,455	3(c)	49,513
Net Interest Income after Provision for Credit Losses	415,713	95,240	(14,013)		496,940
Noninterest income:
Service charges on deposit accounts	20,852	3,524	—		24,376
Other income	70,592	20,128	—		90,720
Securities losses, net	(8,016)	(3,056)	—		(11,072)
Total Noninterest Income	83,428	20,596	—		104,024
Noninterest expense:
Salaries and employee benefits	190,569	34,125	—		224,694
Outsourced data processing costs	36,638	3,068	—		39,706
Occupancy	29,547	4,494	—		34,041
Amortization of intangibles	23,884	—	16,759	3(d)	40,643
Other expense	62,663	20,716	2,681	3(e)	86,060
Total Noninterest Expense	343,301	62,403	19,440		425,144
Income Before Income Taxes	155,840	53,433	(33,453)		175,820
Income Tax Expense	34,854	12,939	(7,661)	3(f)	40,132
Net Income	120,986	40,494	(25,792)		135,688
Preferred stock dividends	—	—	8,286		8,286
Net income attributable to common shareholders	$120,986	$40,494	$(34,078)		$127,402
Net income per share of common stock
Diluted	$1.42	$55.24			$1.35
Basic	1.43	55.24			1.36
Average common shares outstanding
Diluted	85,040	733	8,634	3(g)	94,407
Basic	84,367	733	8,634	3(g)	93,734

(1)
Reclassifications have been made to conform with the presentation of Seacoast Banking Corporation of Florida.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
	For the Six Months Ended June 30, 2025
(In thousands, except share data)	Seacoast Banking Corporation of Florida	Villages Bancorporation, Inc.(1)	Adjustments	Footnotes	Unaudited Pro Forma
Interest and fees on loans	$307,715	$37,300	$8,971	3(a)	$353,986
Interest and dividends on securities	61,927	43,870	—		105,797
Interest on interest bearing deposits and other investments	7,960	3,652	—		11,612
Total Interest Income	377,602	84,822	8,971		471,395
Interest on deposits and time certificates	114,352	27,669	—		142,021
Interest on borrowed money	17,869	3,206	—		21,075
Total Interest Expense	132,221	30,875	—		163,096
Net Interest Income	245,381	53,947	8,971		308,299
Provision for credit losses	13,629	150	—		13,779
Net Interest Income after Provision for Credit Losses	231,752	53,797	8,971		294,520
Noninterest income:
Service charges on deposit accounts	10,720	1,766	—		12,486
Other income	35,746	9,984	—		45,730
Securities gains, net	235	59	—		294
Total Noninterest Income	46,701	11,809	—		58,510
Noninterest expense:
Salaries and employee benefits	103,653	19,827	—		123,480
Outsourced data processing costs	17,029	1,906	—		18,935
Occupancy	14,833	2,315	—		17,148
Amortization of intangibles	10,440	—	7,721	3(d)	18,161
Other expense	36,372	11,293	631	3(e)	48,296
Total Noninterest Expense	182,327	35,341	8,352		226,020
Income Before Income Taxes	96,126	30,265	619		127,010
Income Tax Expense	21,975	7,484	142	3(f)	29,601
Net Income	74,151	22,781	477		97,409
Preferred stock dividends	—	—	4,143		4,143
Net income attributable to common shareholders	$74,151	$22,781	$(3,666)		$93,266
Net income per share of common stock
Diluted	$0.87	$31.08			$1.04
Basic	0.87	31.08			1.04
Average common shares outstanding
Diluted	85,454	733	7,901		94,088
Basic	84,776	733	7,901		93,410

(1)
Reclassifications have been made to conform with the presentation of Seacoast Banking Corporation of Florida.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1.   Estimated Merger Costs
Estimated merger costs of $40.0 million (net of $11.9 million of taxes) are excluded from the pro forma financial statements. It is expected that these costs will be recognized over time. These cost estimates for both Seacoast and VBI are forward-looking. The type and amount of actual costs incurred could vary materially from these estimates. The current estimates of the merger costs, primarily comprised of anticipated cash charges are:
(Dollars in thousands)
Change in control and vendor contract termination payments	$6,870
System conversion related expenses	8,900
Legal and professional fees	18,737
Other merger related expenses	17,329
Pre-tax merger costs	51,836
Taxes	(11,870)
Total merger costs	$39,966
Note 2.   Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheets
Transaction accounting adjustments include the following adjustments related to the unaudited pro forma combined balance sheet as of June 30, 2025 are:

(a)
Represents total cash consideration paid in conjunction with the merger and pre-tax merger related costs that have been incurred after June 30, 2025.

(b)
Adjustment to reflect acquired loans at their estimated fair value, including current interest rates, the credit related adjustment for purchased credit-deteriorated (“PCD”) loans and non-purchased credit-deteriorated (“non-PCD”) loans, and a gross up of PCD loans.

(c)
Adjustments to the allowance for credit losses include the following:

(Dollars in thousands)
Reversal of historical VBI allowance for credit losses	$23,276
Increase in allowance for credit losses for gross-up of estimates credit losses for PCD loans	(5,161)
Provision for estimated lifetime credit losses on non-PCD loans	(31,455)
$(13,340)

(d)
Adjustments to establish goodwill for amount of consideration paid in excess of fair value of assets received over liabilities assumed.

(e)
Adjustment to reflect approximately $88.6 million of core deposit intangibles at the preliminary fair value, in addition to an adjustment to reflect acquired mortgage servicing right assets at their estimated fair value.

(f)
Adjustments to reflect acquired fixed assets at their estimated fair value, as well as to recognize net deferred tax assets associated with the fair value adjustments recorded in the merger.

(g)
Adjust to reflect the estimate of fair value on time deposits.

(h)
Adjustments to shareholder’s equity:

(Dollars in thousands)
To eliminate VBI shareholder’s equity	$(464,373)
To reflect issuance of Seacoast common and preferred stock in merger	572,947
Adjustments to record provision for credit losses on non-PCD acquired loans, net of tax	(24,252)
To reflect incurred merger related costs, net of tax	(1,092)
$83,230
Note 3.   Adjustments to the Unaudited Pro Forma Condensed Statements of Income
Transaction accounting adjustments include the following adjustments related to the unaudited pro forma combined income statements for the year ended December 31, 2024 and for the six months ended June 30, 2025 are:

a)
Adjustment reflects the yield adjustment for interest income on loans.

b)
Adjustment reflects the yield adjustment for interest expense on time deposits.

c)
Adjustment to record provision for credit losses on non-PCD acquired loans.

d)
Adjustment reflects the net increase in amortization of other intangible assets for the acquired core deposit intangible asset.

e)
Adjustment reflects the net increase in amortization of the fair value adjustment on acquired mortgage servicing right assets and pre-tax merger related costs that have been incurred after June 30, 2025.

f)
Adjustment represents income tax expense on pro forma adjustments at an estimated rate of 22.9%.

g)
Adjustment reflects the dividend paid on the estimated non-voting preferred stock to be issued

h)
Adjustment to weighted-average shares of Seacoast’s common stock outstanding to eliminate weighted-average shares of VBI common stock outstanding and to reflect the estimated number of shares of Seacoast’s common stock to be issued to holders of VBI common stock using an exchange ratio of 0.3850. The share calculation reflects the maximum allocation of non-voting preferred shares that would be issued in exchange for outstanding VBI shares. The non-voting preferred shares are subject to common stock conversion restrictions and will not be considered dilutive until they are eligible for conversion.

Note 4.   Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation
Estimated Merger Consideration
The preliminary merger consideration calculation is:
(Dollars in thousands)
Total preliminary estimated fair value of Seacoast common stock and non-voting preferred stock to be issued per merger agreement(1)	$572,947
Estimated cash consideration paid per merger agreement	190,983
$763,930

(1)
Represents the estimated fair value of 20,895,230 shares of Seacoast common stock and the common stock equivalent of non-voting preferred stock to be issued to VBI pursuant to the merger agreement. This estimate is based on the number of eligible shares of VBI common stock as of June 30, 2025, at a 0.3850 exchange ratio and Seacoast’s closing stock price of $27.42 as of August 11, 2025.

The estimated merger consideration could significantly differ from the amounts presented in the unaudited pro forma financial statements due to fluctuations in Seacoast’s common stock price up to the effective date.
Preliminary Purchase Price Allocation
The following table sets for a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of VBI based on VBI’s unaudited consolidated balance sheet as of June 30, 2025, with the excess recorded to goodwill:
(Dollars in thousands)	June 30, 2025
Total Estimated Purchase Consideration	$763,930
VBI Net Assets at Fair Value
Assets:
Cash and cash equivalents	38,905
Securities available-for-sale	2,515,046
Loans held for sale	9,054
Loans held for investment	1,258,371
Allowance for credit losses	(5,161)
Other intangible assets, net	115,698
Other assets	193,498
Total assets to be acquired	4,125,411
Liabilities:
Deposits	3,452,936
Other liabilities	176,162
Total liabilities to be assumed	3,629,098
Net assets to be acquired	496,313
Preliminary goodwill	$267,617

MARKET PRICES AND DIVIDEND INFORMATION
Seacoast common stock is listed and trades on The NASDAQ Global Select Market under the symbol “SBCF.” As of July 31, 2025, there were 87,854,715 shares of Seacoast common stock outstanding. Approximately 87% of these shares are owned by institutional investors, as reported by NASDAQ. Seacoast’s institutional investors that owned more than 5% of the outstanding Seacoast Common Stock as of June 30, 2025 own approximately 28% of its outstanding common stock. Seacoast has approximately 2,452 shareholders of record as of July 31, 2025.
To Seacoast’s knowledge, the only shareholders who owned more than 5% of the outstanding shares of Seacoast common stock on June 30, 2025 were BlackRock, Inc., 55 East 52nd Street, New York, New York 10055 (14.1%), North Reef Capital Management L.P., 1833 South Coast Highway, Suite 210, Laguna Beach, California 92651 (6.7%), and The Vanguard Group, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355 (7.4%).
Dividends from SNB are Seacoast’s primary source of funds to pay dividends on its common stock. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in SNB also limits dividends that may be paid to Seacoast. On July 17, 2025, Seacoast’s board of directors approved a cash dividend of $0.18 per share. The dividend will be paid on September 30, 2025 to all shareholders of record as of the close of business of September 15, 2025.
Any further dividends paid on Seacoast’s common stock would be declared and paid at the discretion of its board of directors and would be dependent upon Seacoast’s liquidity, financial condition, results of operations, capital requirements and such other factors as the board of directors may deem relevant.
Villages Bancorporation, Inc.
As of August 13, 2025, there were 733,312 shares of VBI common stock, $5.00 par value per share, outstanding, which were held by approximately 58 holders of record.
VBI common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for the VBI common stock. Since January 1, 2023, (i) VBI management is not aware of any sales of shares of VBI common stock, and (ii) VBI has not paid has not paid any dividends on the shares of VBI common stock.

INFORMATION ABOUT THE VBI SPECIAL MEETING
This section contains information about the special meeting that VBI has called to allow VBI shareholders to vote on the approval of the merger agreement and the adjournment proposal. The VBI board of directors is mailing this proxy statement/prospectus to you, as a VBI shareholder, on or about [           ], 2025. Together with this proxy statement/prospectus, the VBI board of directors is also sending you a notice of the special meeting of VBI shareholders and a form of proxy that the VBI board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.
Time, Date, and Place
The special meeting is scheduled to be held on September 24, 2025 at 8:15 a.m., local time, at 6495 Powell Road, The Villages, Florida 32163.
Matters to be Considered at the Meeting
At the special meeting, VBI shareholders will be asked to consider and vote on:
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a proposal to approve the merger agreement, which we refer to as the merger proposal;

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a proposal of the VBI board of directors to adjourn or postpone the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, which we refer to as the adjournment proposal; and

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any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

At this time, the VBI board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have completed, signed and submitted your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and we encourage you to read it carefully in its entirety.
Recommendation of the VBI Board of Directors
The VBI board of directors recommends that VBI shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “The Merger — VBI’s Reasons for the Merger and Recommendations of the VBI Board of Directors.”
Record Date and Quorum
August 13, 2025 has been fixed as the record date for the determination of VBI shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 733,312 shares of VBI common stock outstanding and entitled to vote at the special meeting, held by approximately 58 holders of record.
A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of VBI common stock, entitled to vote at the meeting is necessary to constitute a quorum. Shares of VBI common stock represented at the special meeting but not voted, including shares held in “street name” with a bank, broker or other nominee for which a shareholder does not provide voting instructions, will be counted for purposes of establishing a quorum. Once a share of VBI common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

Required Vote
The affirmative vote of a majority of the outstanding shares of VBI common stock must vote in favor of the proposal to approve the merger agreement. If you vote to “ABSTAIN” with respect to the merger proposal or if you fail to vote on the merger proposal, this will have the same effect as voting “AGAINST” the merger proposal.
The adjournment proposal will be approved if the votes of VBI common stock cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal. If you vote to “ABSTAIN” with respect to the adjournment proposal or if you fail to vote on the adjournment proposal, this will have no effect on the outcome of the vote on the adjournment proposal.
Each share of VBI common stock that you own as of the record date for the special meeting entitles you to one vote at the special meeting on all matters properly presented at the meeting.
How to Vote — Shareholders of Record
Voting in Person.   If you are a shareholder of record, you can vote in person by submitting a ballot at the special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.
Voting by Proxy.   Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. If you sign and return your proxy without instruction on how to vote your shares, your shares will be voted “FOR” the merger proposal and “FOR” the adjournment proposal. At this time, the VBI board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have signed and returned your proxy card, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. Please do not send in your stock certificates with your proxy card. If the merger is completed, then you will receive a separate letter of transmittal and instructions on how to surrender your VBI stock certificates for the merger consideration.
YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.
Revocation of Proxies
You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, then you can revoke your proxy by:
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submitting another valid proxy card bearing a later date;

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attending the special meeting and voting your shares in person; or

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delivering prior to the special meeting a written notice of revocation to VBI’s President and Chief Executive Officer at the following address: Villages Bancorporation, Inc., 6495 Powell Road, The Villages, Florida 32163.

If you choose to send a completed proxy card bearing a later date or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the special meeting. Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.
Shares Subject to Support Agreements; Shares Held by Directors, Executive Officers and Certain Affiliates
As of the record date, directors and executive officers of VBI and their affiliates owned and were entitled to vote 164,791 shares of VBI common stock, representing approximately 22.47% of the outstanding shares of VBI common stock entitled to vote on that date.

A total of 556,099 shares of VBI common stock, representing approximately 75.83% of the outstanding shares of VBI common stock entitled to vote at the special meeting, are subject to a voting agreement between Seacoast and certain of VBI and Citizens First Bank’s directors, executive officers and certain affiliates and shareholders who held shares of VBI common stock as of the date of the merger agreement. Pursuant to the voting agreement, these director and executive officers of VBI and Citizens First Bank and certain affiliates who held shares of VBI common stock as of the date of the merger agreement, have agreed to, at any meeting of VBI shareholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions):
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vote (or cause to be voted) all shares of VBI’s capital stock beneficially owned by such director, executive officer or holder, as applicable, and which such director, executive officer or holder has the right to vote in favor of the approval of the merger agreement, the merger and each of the transactions contemplated by the merger agreement;

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not vote or grant any proxies to any third party, except where such proxies are directed to vote in favor of the merger agreement, the merger and the transactions contemplated by the merger agreement; and

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vote (or cause to be voted) his shares against any competing transaction.

Since these individuals and shareholders own in excess of a majority of VBI’s outstanding common stock, the approval of the merger proposal by VBI shareholders is assured, unless the merger agreement is terminated in accordance with its terms.
Pursuant to the voting agreement, without the prior written consent of Seacoast, each party to the voting agreement has further agreed not to sell or otherwise transfer any shares of VBI common stock. The foregoing summary of the voting entered into by VBI and Citizens First Bank’s directors, executive officers and affiliates who held shares of VBI common stock as of the date of the merger agreement, does not purport to be complete, and is qualified in its entirety by reference to the form of voting agreement attached as Exhibit B to the merger agreement, which is attached as Appendix A to this document.
For more information about the beneficial ownership of VBI common stock by each director and executive officer, directors and executive officers as a group, and holders of 5% or more of the outstanding shares of VBI common stock see “Beneficial Ownership of VBI Common Stock by Management and Principal Shareholders of VBI.”
Solicitation of Proxies
The proxy for the special meeting is being solicited on behalf of the VBI board of directors. VBI will bear the entire cost of soliciting proxies from you. VBI will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of VBI stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of VBI in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.
Attending the Meeting
All holders of VBI common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are cordially invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record and would like to vote in person at the special meeting, you must produce a legal proxy executed in your favor by the record holder of your shares. In addition, you must bring a form of personal photo identification with you to be admitted at the special meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without VBI’s express written consent.

Questions and Additional Information
If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact VBI at:
Villages Bancorporation, Inc.
6495 Powell Road,
The Villages, Florida 32163
Telephone: (352) 751-2129
Attn: Jay Bartholomew, President and Chief Executive Officer

PROPOSAL 1: THE MERGER
Background of the Merger
The Board of Directors of VBI has periodically reviewed and discussed VBI’s business, performance and prospects in the context of developments in the banking industry and the competitive landscape. Among other things, these discussions have explored possible strategic directions available to VBI including, from time to time, potential acquisitions or business combinations involving various other financial institutions, and the business and regulatory environment facing financial institutions generally.
In 2023, a representative of Hovde periodically met with Lindsey Blaise (Director of VBI, then also CEO of VBI) to provide, from time to time, updates as to performance trends for Florida banks, current valuation drivers for community banks, and the merger and acquisition market. Upon Lindsey Blaise’s retirement as CEO in January 2024, the Hovde representative was introduced to Jay Bartholomew (current CEO of VBI) to continue communication.
In late August 2024, VBI reached out to a Hovde representative to discuss its business plan and review strategic alternatives, including a possible sale of VBI. In September 2024, Hovde provided an overview of a potential sale process, including potential buyers, a proposed timeline and details on marketing approach.
In October 2024, representatives of Hovde began working with VBI to finalize a list of potential buyers, prepare a confidential information memorandum and a non-disclosure agreement to be used to solicit indications of interest, and establish an electronic data room. During the next several weeks, these documents were drafted, and the data room began to be populated with financial information. Hovde was formally engaged as VBI’s financial advisor on October 31, 2024.
In November 2024, a Hovde representative contacted Seacoast and seven other select financial institutions to inform them that a sale process would be starting and to gauge their interest in a possible acquisition of VBI. Seven of the eight companies expressed initial interest.
On November 20, 2024, Seacoast entered into an engagement letter with Piper Sandler & Co. (“Piper Sandler”) regarding a potential transaction with VBI.
On November 22, 2024 Chuck Shaffer (CEO of Seacoast) spoke with Lindsey Blaise via telephone, expressing Seacoast’s interest in pursuing a potential transaction.
On November 25, 2024, Seacoast entered into a nondisclosure agreement (“NDA”) with VBI to have access to confidential VBI information.
Including Seacoast, all seven potential buyers entered into NDAs with VBI before the end of November and were provided with the confidential information memorandum. Six of the potential buyers were granted access to the limited data room.
The confidential information memorandum requested that a non-binding indication of interest be provided to Hovde by December 19, 2024. Five of the six potential buyers accepted an invitation to meet with Lindsey Blaise and Jay Bartholomew to discuss the potential of a transaction. The deadline for non-binding indications to be submitted was extended to January 9, 2025 to allow for the scheduling of such meetings.
On December 2, 2024, Chuck Shaffer met with Lindsey Blaise and Jay Bartholomew (President and CEO of VBI) in Middleton, Florida. The other four potential buyers each met once with Lindsey Blaise and Jay Bartholomew in Florida over the following two weeks.
Throughout November and December of 2024 and January of 2025, Seacoast and Piper Sandler conducted preliminary due diligence of VBI. Piper Sandler met with Seacoast’s Corporate Development Committee a number of times during the same period to review the potential transaction with VBI.
On January 9, 2025, Seacoast submitted a proposal to VBI that contemplated the acquisition of VBI using a combination of cash and a fixed number of shares of Seacoast common stock, so that 60% of VBI shares would receive cash consideration and 40% of VBI shares would receive stock consideration, with each common shareholder of VBI granted the right to elect to have each one of their shares converted into one of the following: (a) $954.57 in cash, (b) 36.0080x shares of Seacoast common stock, or (c) a 60-40 combination of cash and common stock. Seacoast’s proposal also indicated that, to the extent that VBI was willing to consider an alternative deal structure that would maintain less than 10% ownership of the pro forma company’s voting shares but in which Seacoast may replace cash with alternative stock equivalent securities (i.e., non-voting stock, convertible preferred equity), Seacoast expected to be able to deliver an exchange ratio of 39.8660 in a 100% stock transaction.
On January 9, 2025, two additional indications of interest were received by VBI. Company A’s proposal was based on a 3% range of fixed exchange ratios and allowed for VBI to elect cash consideration at the same valuation for up to 40% of the total consideration. Company B’s proposal was based on a 23% range of implied values and allowed for VBI to elect up to 25% cash within the range, but the proposal was noted to be in draft form.
A Hovde representative met with select members of VBI’s board of directors to discuss the three indications of interest. Seacoast and Company A were selected to move forward and were offered the opportunity for a final meeting with VBI.
On January 21, 2025, Chuck Shaffer and select members of the Seacoast management team and board of directors met with Lindsey Blaise, Jay Bartholomew and select members of VBI’s board of directors in Middleton, Florida to discuss the merits of the transaction, integration, and various social considerations associated with integrating the two banks.
On January 22, 2025, a similar meeting was held with select members of the Company A management team and Lindsey Blaise, Jay Bartholomew and select members of VBI’s board of directors in Middleton, Florida.
On January 24, 2025 Company A submitted a revised indication of interest based on a fixed exchange ratio with an implied value of $1,010.42 per share of VBI and the option for VBI to elect an unspecified amount of cash at the same valuation. A Hovde representative confirmed with Company A that VBI could elect up to 20% cash consideration.
On January 28, 2025, the VBI board of directors held a regular meeting and discussed the two indications of interest and, because each proposal included a significant stock component, reviewed materials prepared by Hovde summarizing the financial terms of the indications of interest as well as publicly available summary financial and market performance data for Seacoast and Company A, whose offers were within 5% of each other based on market data as of January 27, 2025. The VBI board of directors voted to authorize management to execute Seacoast’s indication of interest, which included the grant of a 90-day exclusivity period to Seacoast and move forward with negotiating a potential transaction with Seacoast subject to certain adjustments to the form of consideration and consideration mix.
Subsequent to the Board meeting, on January 28, 2025, a Hovde representative contacted Piper Sandler asking Seacoast if it would be willing to revise its proposal so that 20% of VBI shares would receive cash consideration and 80% of VBI shares would receive stock consideration, and to revise the exchange ratio and per share cash consideration appropriately based on the change in consideration mix. Between January 28, 2025 and January 30, 2025, representatives of Seacoast and VBI negotiated the terms of an indication of interest, and exchanged a number of drafts thereof, including discussions with respect to the form and mix of consideration, price protection measures, and treatment of certain affiliated VBI shareholders. On January 30, 2025, after discussions between representatives of VBI, Hovde, Seacoast and Piper Sandler, Seacoast submitted a final proposal whereby each common shareholder of VBI would be granted the right to elect to have each one of their shares converted into one of the following: (a) $1,000.00 in cash, subject to the aggregate transaction cap of 20% cash consideration to be paid, (b) 38.5000x shares of Seacoast common stock, or (c) a combination of cash and Seacoast common stock, subject to the 20% cash consideration cap, and subject further to Seacoast issuing a portion of the stock consideration as non-voting convertible preferred equity of Seacoast such that no more than 9.9% ownership of the pro forma company’s voting shares would be held by former VBI shareholders and their acting in concert group. The proposal also included a proration mechanism to ensure that no more than 20% of the consideration was paid in cash, and that the balance of the consideration would be issued as Seacoast common or preferred stock.

As of the date of January 29, 2025, the proposed offer was equivalent to $785 million or $1,070.10 per share of consideration payable to holders of VBI capital stock, which represented a multiple of 1.92x VBI’s tangible book value of $407.7 million as of December 31, 2024.
From late 2024 through May of 2025, Seacoast conducted an ongoing formal due diligence review of VBI, including a credit review, and held meetings with VBI management. During this time, the parties exchanged drafts of a definitive merger agreement and continued discussions and negotiations of its terms. Also, during this time, Seacoast and its outside legal counsel, Alston & Bird LLP, reviewed and analyzed due diligence materials that were added by VBI and its representatives to the data room.
On March 10, 2025, Seacoast’s legal counsel circulated a preliminary draft of the merger agreement and, shortly thereafter, the ancillary documents (including the shareholders agreement, certificate of designations, and developer support agreement). Certain shareholders of VBI consisting of family members holding a significant amount VBI common stock separately engaged Wachtell, Lipton, Rosen & Katz (“WLRK”) to represent such shareholders and to assist in the negotiation of the shareholders agreement, certificate of designations, and developer support agreement. Thereafter and continuing until the merger agreement was executed, the parties and their respective counsels exchanged several drafts of the merger agreement and related transaction documents, reflecting ongoing discussions and negotiations between the parties regarding transaction terms.
During March, April and May of 2025, Seacoast and VBI representatives continued to exchange, review, discuss and negotiate the terms of the definitive transaction agreements, including the merger agreement, shareholders agreement, developer support agreement, voting agreements for directors, noncompetition agreements for directors and officers, claims letters for directors, and agreements with executive officers of VBI. On May 1, 2025 and after discussions between Seacoast and VBI, Seacoast circulated a revised draft of the merger agreement which set the aggregate merger consideration at 25% cash consideration and 75% Seacoast common or preferred consideration, which reflected the desire of additional VBI shareholders to cash out their shares of VBI common stock. The parties, with the assistance of their respective advisors, proceeded to finalize negotiations of the merger agreement and the other related transaction documents.
In March 2025, VBI retained Saltmarsh, Cleaveland & Gund to perform a reverse due diligence review of Seacoast. The reverse due diligence was provided across customary venues including the virtual data room, conference calls and meetings with Seacoast senior management. The reverse due diligence included, among other things, review of Seacoast public filings, corporate strategy, earnings, asset quality, deposit franchise, sensitivity and interest rate risk, legal and regulatory matters, and capital adequacy.
In April 2025, a representative of Raymond James & Associates, Inc. (“Raymond James”) contacted Chuck Shaffer at Seacoast about the VBI transaction. On May 6, 2025, Seacoast and Raymond James entered into a non-disclosure agreement in order to further facilitate such discussions, and on May 13, 2025, Seacoast and Raymond James entered into an engagement letter.
On May 27, 2025, a special joint meeting of the boards of directors of VBI and Citizens First Bank was held. A Hovde representative, representative of Saltmarsh, Cleaveland & Gund and legal counsel, Smith Mackinnon, PA, each participated in the meeting. Legal counsel reviewed with the directors the legal standards applicable to the decisions and actions of the VBI and Citizens First Bank directors with respect to the proposed transaction. The directors reviewed with the advisors the terms of the merger agreement and the merger, the shareholders agreement, certificate of designations, developer support agreement, the voting and support agreements to be entered into with certain VBI directors and shareholders, and other relevant information. A representative of Saltmarsh, Cleaveland & Gund reviewed its reverse due diligence report. The Hovde Representative reviewed with the directors Hovde’s financial analyses with respect to the proposed merger transaction. Thereafter, at the request of the VBI directors, Hovde rendered its opinion to the effect that, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the merger consideration to be received pursuant to the merger was fair, from a financial point of view, to the holders of VBI common stock. Following a discussion of these matters and other factors listed under “VBI’s Reasons for the Merger and Recommendation of the VBI Board of Directors”, the board of directors of VBI concluded that the merger agreement, the merger and the merger of Citizens First Bank with and into SNB were fair to and in the best interest of VBI and its shareholders and approved and adopted the merger agreement and the transactions contemplated thereby and recommended the VBI shareholders approve the merger agreement. At this meeting, the Citizens First Bank board of directors also approved the merger of Citizens First Bank with and into SNB.
On May 28, 2025, Seacoast’s board of directors met in a special session to review and consider the merger agreement and the transactions and agreements contemplated by it. The management team made a presentation relating to the strategic and financial considerations and rationale of the transaction. Members of Seacoast management also reviewed their diligence findings across major functional areas and described their diligence meetings with VBI representatives. Further to the overall discussion, Representatives of Piper Sandler & Co. reviewed the principal terms of the proposed transaction and the potential financial impacts of the merger on Seacoast and provided comparable transaction analysis for other Florida and national bank mergers. At the meeting, Seacoast’s legal counsel, Alston & Bird, reviewed for the directors the terms and conditions of the merger agreement, the merger, the shareholders agreement, certificate of designations, developer support agreement and the various additional agreements to be signed in connection with the merger agreement, and engaged in discussions with the board members on such matters. Representatives of Raymond James then joined the board meeting and reviewed with the directors Raymond James’ financial analyses with respect to the proposed merger transaction. After additional discussion and deliberation, the Seacoast board of directors adopted and approved the draft merger agreement and the transactions and agreements contemplated by it and determined that the merger agreement and the transactions contemplated by it were in the best interests of Seacoast and its shareholders.
On May 29, 2025, the parties signed the merger agreement and the related agreements, and the transactions were announced in a press release issued that evening after the closing of the financial markets in New York. An investor conference call to discuss the merger was held by Seacoast the next morning on May 30, 2025.
VBI’s Reasons for the Merger and Recommendation of the VBI Board of Directors
After careful consideration, VBI’s board of directors, at a meeting held on May 27, 2025, determined that the merger agreement is advisable, fair to and in the best interests of VBI and its shareholders. Accordingly, VBI’s board of directors adopted and approved the merger agreement and the merger and the other transactions contemplated by the merger agreement and recommends that VBI shareholders vote “FOR” the approval of the merger agreement. In reaching its decision to adopt and approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the VBI board of directors evaluated the merger and the merger agreement in consultation with VBI’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:
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each of VBI’s, Seacoast’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the VBI board of directors considered its view that Seacoast’s business and operations complement those of VBI and that the merger would result in a combined company with diversified revenue sources, a well-balanced loan portfolio and an attractive funding base, as evidenced by a significant portion of core deposit funding;

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its understanding of the current and prospective environment in which VBI and Seacoast operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on VBI both with and without the proposed transaction;

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the reduction in the number of financial institutions with an interest in acquiring Florida banks as a result of the continued consolidation in the banking industry and the acquisition by other financial institutions of several of the banks that were historically active in acquiring Florida banks;

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the merger agreement affords VBI shareholders the opportunity to elect to receive from Seacoast and in exchange for shares of VBI common stock (i) cash, (ii) shares of Seacoast common stock, or (iii) a combination of cash and Seacoast common stock, subject to the election parameters set forth in the merger agreement (including with respect to the issuance of Seacoast Series A preferred stock in excess of the voting stock consideration limit).

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the exchange ratio is fixed so that if the market price of Seacoast common stock is higher at the time of the closing of the merger, the economic value of the merger consideration to be received by VBI shareholders in exchange for their shares of VBI common stock will also be higher;

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the results that VBI could expect to achieve operating independently, and the likely risks and benefits to VBI shareholders of that course of action, as compared to the value of the merger consideration to be received from Seacoast;

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its view that the size of the institution and related economies of scale were becoming increasingly important to continued success in the current financial services environment, including the increased expenses of regulatory compliance, and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;

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its review and discussions with VBI’s management regarding strategic alternatives available to VBI for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives and the benefits of an acquisition by Seacoast compared to such other alternatives;

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the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

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management’s expectation that the combined company will have a strong capital position upon completion of the transaction;

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its belief that the transaction is likely to provide substantial value to VBI’s shareholders;

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the periodic financial presentations of Hovde Group, LLC (“Hovde”), VBI’s financial advisor, to the VBI board of directors and the opinion delivered to VBI’s board of directors on May 27, 2025, to the effect that, as of the date of such opinion, and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Hovde as set forth in its opinion, the merger consideration to be paid to holders of VBI common stock pursuant to the merger is fair, from a financial point of view, to the VBI shareholders, as more fully described in the section entitled “The Merger — Opinion of VBI’s Financial Advisor”;

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the financial and other terms of the merger agreement, the expected tax treatment and deal protection provisions, including the ability of VBI’s board of directors, under certain circumstances, to withdraw or materially adversely modify its recommendation to VBI shareholders that they approve the merger agreement (subject to payment of a termination fee), each of which it reviewed with its outside financial and legal advisors;

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the fact that the merger consideration includes shares of Seacoast common stock, which would allow VBI shareholders to participate in a significant portion of the future performance of the combined VBI and Seacoast business and synergies resulting from the merger, and the value to VBI shareholders represented by that consideration;

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the historical performance of Seacoast’s common stock;

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that VBI’s directors and executive officers have financial interests in the merger in addition to their interests as VBI shareholders, including financial interests that are the result of compensation arrangements with VBI, and the manner in which such interests would be affected by the merger;

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the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

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the stock portion of the merger consideration will generally be tax-free to VBI shareholders based on the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, as further described under “The Merger — U.S. Federal Income Tax Consequences of the Merger”; and

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the greater liquidity in the trading market for Seacoast common stock relative to the market for VBI common stock due to the listing of Seacoast’s shares on the Nasdaq Global Select Market.

The VBI board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
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the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

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the potential risk of diverting management attention and resources from the operation of VBI’s business and towards the completion of the merger and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

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the requirement that VBI conduct its business in the ordinary course and the other restrictions on the conduct of VBI’s business prior to the completion of the merger, which may delay or prevent VBI from undertaking business opportunities that may arise pending completion of the merger;

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that under the merger agreement, subject to certain exceptions, VBI cannot solicit competing acquisition proposals;

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the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating VBI’s business, operations and workforce with those of Seacoast and the risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe;

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the possibility that VBI will have to pay a $31.4 million termination fee to Seacoast if the merger agreement is terminated under certain circumstances;

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that the exchange ratio is fixed so that if the market price of Seacoast common stock is lower at the time of the closing of the merger, the economic value of the merger consideration to be received by VBI shareholders in exchange for their shares of common stock will also be lower; and

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the other risks under the sections entitled “Cautionary Statement About Forward-Looking Statements” and “Risk Factors.”

In considering the recommendation of the VBI board of directors, you should be aware that certain directors and officers of VBI may have interests in the merger that are different from, or in addition to, interests of VBI shareholders generally and may create potential conflicts of interest. The VBI board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to VBI’s shareholders that they vote in favor of the proposal to approve the merger agreement. See “Interests of VBI Executive Officers and Directors in the Merger.”
The foregoing discussion of the factors considered by the VBI board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the VBI board of directors. In reaching its decision to adopt and approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, the VBI board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The VBI board of directors considered all these factors, including discussions with, and questioning of, VBI’s management and VBI’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.
For the reasons set forth above, the VBI board of directors has adopted and approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.
Certain directors and shareholders of VBI have entered into a voting agreement with Seacoast, pursuant to which they have agreed to vote in favor of the merger proposal and the other proposals to be voted on at the VBI special meeting. The voting agreements are discussed in more detail in the section entitled “Information About the VBI Special Meeting — Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers.”

Seacoast’s Reasons for the Merger
As a part of Seacoast’s growth strategy, Seacoast routinely evaluates opportunities to acquire financial institutions. The acquisition of VBI is consistent with Seacoast’s expansion strategy. Seacoast’s board of directors and senior management reviewed the business, financial condition, results of operations and prospects for VBI, the market condition of the market area in which VBI conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Seacoast believes that the merger will expand Seacoast’s presence into new and growing Florida markets, including The Villages, provide opportunities for future growth and provide the potential to realize operational efficiencies. Seacoast’s board of directors also considered the financial condition and valuation for both VBI and Seacoast as well as the financial and other effects the merger would have on Seacoast’s shareholders. In addition, the board of directors also considered the analysis and presentations from its outside financial advisors.
While management of Seacoast believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Seacoast has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.
In view of the variety of factors considered in connection with its evaluation of the merger, the Seacoast board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Seacoast board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the Seacoast board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Seacoast’s management.
Opinion of VBI’s Financial Advisor
The fairness opinion and a summary of the underlying financial analyses of VBI’s financial advisor, Hovde Group, LLC or Hovde, are described below. The summary and description set forth below contain projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of VBI and Seacoast. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by VBI or Seacoast. You should review the copy of the Hovde opinion, which is attached to this proxy statement/prospectus as Appendix B.
Hovde acted as VBI’s financial advisor in connection with the merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger contemplated by the merger agreement. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. Hovde has experience in, and knowledge of, banks and bank holding companies, and is familiar with VBI and Seacoast and their respective operations. The board of directors of VBI selected Hovde to act as its financial advisor in connection with the merger based on the firm’s reputation and expertise in transactions such as the merger as set forth in the merger agreement. Hovde reviewed the financial aspects of the merger with the board of directors of VBI and on May 27, 2025 delivered a written opinion to the board of directors of VBI that, subject to the matters, assumptions and limitations set forth in the opinion and pursuant to the terms of the merger agreement, the merger consideration pursuant to the merger is fair, from a financial point of view, to the shareholders of VBI. In requesting Hovde’s advice and opinion, no limitations were imposed by VBI upon Hovde with respect to the investigations made or procedures followed by Hovde in rendering its opinion.
The full text of Hovde’s written opinion is included in this proxy statement/prospectus as Appendix B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of Hovde’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Hovde’s opinion was directed to the board of directors of VBI and addresses only the fairness of the merger consideration to the shareholders of VBI. Hovde did not opine on any individual stock, cash, or other components of consideration payable in connection with the merger. Hovde’s opinion does not constitute a recommendation to VBI as to whether or not they should enter into the merger agreement or to any shareholders of VBI as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the merger. Hovde’s opinion does not address the underlying business decision to proceed with the merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of VBI relative to the amount of consideration to be received by the VBI shareholders with respect to the merger. Hovde’s opinion should not be construed as implying that the merger consideration to be received by VBI shareholders from the merger is necessarily the highest or best price that could be obtained by VBI in a sale transaction or combination transaction with a third party. Other than as specifically set forth in the opinion, Hovde is not expressing any opinion with respect to the terms and provisions of the merger agreement or the enforceability of any such terms or provisions. Hovde’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the VBI or Seacoast. Hovde’s opinion was approved by Hovde’s fairness opinion committee.
VBI engaged Hovde on October 31, 2024 to serve as a financial advisor to VBI in connection with a potential transaction and to issue an opinion to the board of directors of VBI in connection with a potential transaction. Pursuant to VBI’s engagement agreement with Hovde, Hovde received a fee of $500,000 upon the delivery of the fairness opinion to VBI which would be fully credited one time against any completion fee due Hovde. Based upon Hovde’s assumption for purposes of its analysis and opinion that the aggregate value of the merger consideration is $703,582,615, the net completion fee due Hovde upon the consummation of the merger will be approximately $8,294,783 after providing full credit to the completion fee of approximately $8,794,783 for the fairness opinion fee of $500,000. In addition to Hovde’s fees, and regardless of whether the merger is consummated, VBI has agreed to reimburse Hovde for certain of its reasonable out-of-pocket expenses and has also agreed to indemnify Hovde and its affiliates for certain liabilities that may arise out of Hovde’s engagement.
Other than in connection with this present engagement, during the two years preceding the date of the opinion, Hovde has not provided investment banking or financial advisory services to either VBI or Seacoast for which it received a fee. Hovde or its affiliates may presently or in the future seek or receive compensation from Seacoast in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to Hovde’s knowledge none are expected at this time. In the ordinary course of its business as a broker/dealer, Hovde may from time-to-time purchase securities from, and sell securities to, VBI or Seacoast or their affiliates. Except for the foregoing, during the two years preceding the date of the opinion, there have not been, and there currently are no mutual understandings contemplating in the future any material relationships between Hovde and Seacoast.
With the knowledge and consent of VBI and for purposes of Hovde’s analysis and opinion, Hovde assumed (i) there would be no merger consideration adjustment, (ii) any shares of Seacoast preferred stock consideration issued as a consequence of the voting stock consideration limit are of equal value to the per share stock consideration, (iii) the closing price of Seacoast common stock on the NASDAQ as of May 23, 2025 is $24.57 and thereby based on the exchange ratio of 38.5000 the per share stock consideration is valued at $945.95, (iv) the aggregate merger consideration will consist of twenty-five percent (25%) cash and seventy-five percent (75%) shares of Seacoast common stock and Seacoast preferred stock, and (v) therefore, the aggregate value of per share stock consideration is $520,254,615, the aggregate value of the per share cash consideration is $183,328,000 and the aggregate value of the merger consideration is $703,582,615. Additionally, Hovde assumed that all of the closing conditions set forth in Article 5 of the merger agreement will be satisfied, (ii) the merger will not be terminated pursuant to any of the provisions set forth in Article 6 of the merger agreement, and (iii) the merger will proceed and be consummated in accordance with the terms of the merger agreement.
During the course of Hovde’s engagement and for the purposes of its opinion Hovde:
(i)
reviewed a draft of the merger agreement dated May 23, 2025 provided to Hovde by VBI;

(ii)
reviewed audited financial statements for VBI for the twelve month periods ended December 31, 2023 and December 31, 2024;

(iii)
reviewed the unaudited financial statements for VBI and Citizens First Bank for the twelve month period ended December 31, 2024 and the three month period ended March 31, 2025;

(iv)
reviewed certain historical publicly available business and financial information concerning VBI;

(v)
reviewed certain internal financial statements and other financial and operating data concerning VBI;

(vi)
reviewed financial projections prepared in consultation with and approved by certain members of the senior management of VBI;

(vii)
discussed with certain members of senior management of VBI the business, financial condition, results of operations and future prospects of VBI, the history and past and current operations of VBI, and VBI’s assessment of the rationale for the merger;

(viii)
assessed current general economic, market and financial conditions;

(ix)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

(x)
took into consideration Hovde’s experience in other similar transactions and securities valuations as well as Hovde’s knowledge of the banking and financial services industry; and

(xi)
performed such other analyses and considered such other factors as Hovde deemed appropriate.

In performing its review, Hovde assumed, without investigation, that there have been, and from the date of its opinion through the Closing there will be, no material changes in the financial condition and results of operations of VBI or Seacoast since the date of the latest financial information described above. Hovde further assumed, without independent verification, that the representations and financial and other information included in the merger agreement and all other related documents and instruments that are referred to therein or otherwise provided to Hovde by VBI and Seacoast are true and complete. Hovde relied upon the management of VBI as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by them and their professionals, and Hovde assumed such forecasts, projections and other forward-looking information were reasonably prepared by VBI and their professionals on a basis reflecting the best currently available information and their professionals’ judgments and estimates. Hovde assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and Hovde does not assume any responsibility for the accuracy or reasonableness thereof. Hovde was authorized by VBI to rely upon such forecasts, projections and other information and data, and Hovde expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing its review, Hovde assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to Hovde from public sources, that was provided to Hovde by VBI or Seacoast or their respective representatives, or that was otherwise reviewed by Hovde for purposes of rendering its opinion. Hovde further relied on the assurances of the respective managements of VBI and Seacoast that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde was not asked to undertake, and did not undertake, an independent verification of any of such information, and Hovde does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde assumed that VBI and Seacoast would advise Hovde promptly if any information previously provided to Hovde became inaccurate or was required to be updated during the period of Hovde’s review.
Hovde is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Hovde assumed that such allowances for VBI and Seacoast are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity following the merger. Hovde was not requested to make, and did not make, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities

(contingent or otherwise) of VBI or Seacoast, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of VBI or Seacoast.
Hovde undertook no independent analysis of any pending or threatened litigation, regulatory action, possible un-asserted claims or other contingent liabilities to which VBI or Seacoast was or is a party or may be subject, and Hovde’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Hovde also assumed, with VBI’s consent, that both VBI and Seacoast are not parties to any material pending transaction, including without limitation any financing, recapitalization, acquisition or transaction, divestiture or spin-off, other than the merger contemplated by the merger agreement and the pending acquisition by Seacoast of Heartland Bancshares, Inc.
Hovde relied upon and assumed, with VBI’s consent and without independent verification, that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by VBI, Seacoast or any other party to the merger agreement and that the final merger agreement to be executed by VBI and Seacoast would not differ materially from the draft Hovde reviewed. Hovde assumed that the merger will be consummated in compliance with all applicable laws and regulations. VBI advised Hovde that they were not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Hovde assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on VBI or Seacoast or would have a material adverse effect on the contemplated benefits of the merger.
Hovde’s opinion does not consider, include or address: (i) any legal, tax, accounting, or regulatory consequences of the merger on VBI or its shareholders; (ii) any advice or opinions provided by any other advisor to the board of directors of VBI; (iii) any other strategic alternatives that might be available to VBI; or (iv) whether Seacoast has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the merger.
Hovde’s opinion was based solely upon the information available to Hovde and described above, and the economic, market and other circumstances as they existed as of the date of the opinion. Events occurring and information that becomes available after the date of the opinion could materially affect the assumptions and analyses used in preparing the opinion. Hovde has not undertaken to update, revise, reaffirm or withdraw the opinion or to otherwise comment upon events occurring or information that becomes available after the date of the opinion.
In arriving at the opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying the opinion.
The following is a summary of the material analyses prepared by Hovde and delivered to the board of directors of VBI on May 27, 2025 in connection with the delivery of its opinion. This summary is not a complete description of all the analyses underlying the opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of an opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables below alone are not a complete description of the financial analyses.
VBI Comparable Public Companies Analysis.   Hovde used publicly available information to compare selected financial information for VBI with a group of financial institutions selected by Hovde based on its experience and professional judgment. The peer group included major exchange traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia with total assets between $3.0 billion and $6.0 billion, MRQ core ROAA greater than 0.50% and NPAs/ Assets less than 2.00%, but excluded companies subject to an announced merger. The peer group consisted of the following companies:
SmartFinancial, Inc.	MetroCity Bankshares, Inc.
HomeTrust Bancshares, Inc.	First Community Bankshares, Inc.
Capital City Bank Group, Inc.	Colony Bankcorp, Inc.
Southern First Bancshares, Inc.
The analysis compared financial information for VBI with corresponding financial data for the peer group as of March 31, 2025 and pricing data as of May 23, 2025. The table below sets forth the data for VBI and the peer group that was reviewed by Hovde as part of its analysis. Certain financial data prepared by Hovde, as referenced in the table presented below, may not correspond to the data presented in VBI’s historical financial statements, as a result of the different periods, assumptions and methods used by Hovde to compute the financial data presented.
		VBI Peer Group
	VBI	25th Percentile	Median	75th Percentile
Total Assets ($MM)	$4,084	$3,443	$4,284	$4,510
Loans/ Deposits (%)	38.0	78.1	88.8	99.7
NPAs ex. TDRs/ Total Assets (%)(1)	0.05	0.22	0.41	0.55
Loan Loss Reserve/ Gross Loans (%)	1.75	0.99	1.10	1.14
Tangible Common Equity/ Tangible Assets (%)	10.8	7.72	9.61	11.3
Total Risk-Based Capital Ratio (%)	20.6	13.6	16.5	18.0
MRQ Core ROAA (%)(2)	1.11	0.88	1.24	1.44
MRQ Core ROATCE (%)(2)	8.65	11.7	12.0	13.4
MRQ Net Interest Margin (%)	2.59	3.03	3.62	4.17
MRQ Efficiency Ratio (%)	52.4	59.7	66.1	68.7
Price/ TBV (%)	—	115.7	130.9	158.9
Price/ LTM EPS (x)	—	10.9	11.2	13.6
Price/ LQA EPS (x)(3)	—	10.3	10.9	12.7
Core Deposit Premium (%)(4)	—	2.10	2.92	9.67
Current Dividend Yield (%)	—	1.19	2.58	3.15
Market Capitalization ($MM)	—	$410	$614	$662

(1)
Nonperforming assets excluding restructured loans and leases.

(2)
Core net income as a percentage of average assets or average tangible common equity. Core net income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of HTM and AFS securities, amortization of intangibles and nonrecurring items, as determined by S&P Capital IQ.

(3)
Latest quarter EPS as of March 31, 2025 annualized.

(4)
Premium of stock price in excess of TBV per share, divided by core deposits per share; Core deposits defined as total deposits less foreign deposits and time deposit accounts greater than $100,000. Note: Financial data not shown pro forma for pending acquisitions.

Seacoast Comparable Public Companies Analysis.   Hovde used publicly available information to perform a similar analysis for Seacoast with a group of financial institutions selected by Hovde based on its experience and professional judgment. The peer group included major exchange traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia with total assets between $5.0 billion and $25.0 billion and MRQ core ROAA greater than 0.50% but excluded companies subject to an announced merger. The peer group consisted of the following companies:
Atlantic Union Bankshares Corporation	FB Financial Corporation
Home Bancshares, Inc.	First Bancorp
ServisFirst Bancshares, Inc.	Burke & Herbert Financial Services Corp.
Trustmark Corporation	City Holding Company
Renasant Corporation	SmartFinancial, Inc.
TowneBank
The analysis compared financial information for Seacoast with corresponding financial data for the peer group as of March 31, 2025 and pricing data as of May 23, 2025. The table below sets forth the data for Seacoast and the peer group that was reviewed by Hovde as part of its analysis. Certain financial data prepared by Hovde, as referenced in the table presented below, may not correspond to the data presented in Seacoast’s historical financial statements, as a result of the different periods, assumptions and methods used by Hovde to compute the financial data presented.
		Seacoast Peer Group
	Seacoast	25th Percentile	Median	75th Percentile
Total Assets ($MM)	$15,732	$10,137	$17,512	$18,466
Loans/ Deposits (%)	83.0	82.3	86.3	88.1
NPAs ex. TDRs/ Total Assets (%)(1)	0.50	0.26	0.40	0.53
Loan Loss Reserve/ Gross Loans (%)	1.34	1.06	1.24	1.50
Tangible Common Equity/ Tangible Assets (%)	9.59	8.49	9.23	9.95
Total Risk-Based Capital Ratio (%)	16.2	14.0	15.2	16.8
MRQ Core ROAA (%)(2)	0.94	1.05	1.22	1.50
MRQ Core ROATCE (%)(2)	10.3	12.3	12.8	17.0
MRQ Net Interest Margin (%)	3.44	3.20	3.41	3.74
MRQ Efficiency Ratio (%)	59.5	51.4	57.0	63.7
Price/ TBV (%)	146.9	129.4	149.9	190.9
Price/ LTM EPS (x)	16.5	13.3	14.4	15.9
Price/ 2025 Est. Earnings Per Share (x)(3)	14.3	10.7	12.0	12.8
Price/ 2026 Est. Earnings Per Share (x)(3)	12.1	9.74	10.2	11.6
Core Deposit Premium (%)(4)	5.82	3.42	6.56	12.2
Current Dividend Yield (%)	2.93	1.98	2.67	3.01
Market Capitalization ($MM)	$2,104	$1,705	$2,093	$3,638

(1)
Nonperforming assets excluding restructured loans and leases.

(2)
Core net income as a percentage of average assets or average tangible common equity. Core net income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of HTM and AFS securities, amortization of intangibles and nonrecurring items, as determined by S&P Capital IQ.

(3)
Estimated earnings based on median consensus research analyst estimates per S&P Capital IQ.

(4)
Premium of stock price in excess of TBV per share, divided by core deposits per share; Core deposits defined as total deposits less foreign deposits and time deposit accounts greater than $100,000. Note: Financial data not shown pro forma for pending acquisitions.

Comparable Merger and Acquisition Transactions.   As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”)

of select bank merger and acquisition transactions based on data obtained from S&P Capital IQ as of May 23, 2025. The Regional Group consisted of transactions where acquired companies were headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia announced since January 1, 2021 in which the acquired companies’ total assets were between $2.0 billion and $10.0 billion. The Nationwide Group consisted of transactions in the United States announced since January 1, 2021 in which the acquired companies’ total assets were between $2.5 billion and $10.0 billion, LTM ROAA was greater than 0.90% and tangible common equity/ tangible assets was greater than 7.00%. In each case for which financial information was available, no transaction that fit the above selection criteria for either the Regional Group or the Nationwide Group was excluded, unless such transaction was deemed a “Merger of Equals” by S&P Capital IQ or less than 100% of equity ownership was acquired. Information for the acquired companies was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to announcement of the transactions as determined by S&P Capital IQ. The resulting two groups consisted of the following precedent transactions (9 transactions for the Regional Group and 15 transactions for the Nationwide Group):
Regional Group:
Acquirer	Acquired Company
FB Financial Corporation	Southern States Bancshares, Inc.
Renasant Corporation	The First Bancshares, Inc.
United Bankshares, Inc.	Piedmont Bancorp, Inc.
Old National Bancorp	CapStar Financial Holdings, Inc.
Atlantic Union Bankshares Corporation	American National Bankshares Inc.
Seacoast Banking Corporation of Florida	Professional Holding Corp.
SouthState Corporation	Atlantic Capital Bancshares, Inc.
United Community Banks, Inc.	Reliant Bancorp, Inc.
First Foundation Inc.	TGR Financial, Inc.
Nationwide Group:
Acquirer	Acquired Company
FB Financial Corporation	Southern States Bancshares, Inc.
First Busey Corporation	CrossFirst Bankshares, Inc.
Renasant Corporation	The First Bancshares, Inc.
WesBanco, Inc.	Premier Financial Corp.
Wintrust Financial Corporation	Macatawa Bank Corporation
Old National Bancorp	CapStar Financial Holdings, Inc.
Atlantic Union Bankshares Corporation	American National Bankshares Inc.
Washington Federal, Inc.	Luther Burbank Corporation
Simmons First National Corporation	Spirit of Texas Bancshares, Inc.
Home Bancshares, Inc.	Happy Bancshares, Inc.
SouthState Corporation	Atlantic Capital Bancshares, Inc.
United Community Banks, Inc.	Reliant Bancorp, Inc.
Glacier Bancorp, Inc.	Altabancorp
Enterprise Financial Services Corp.	First Choice Bancorp
Independent Bank Corp.	Meridian Bancorp, Inc.

For each precedent transaction, Hovde compared the implied ratio of the transaction value to certain financial metrics of the acquired company as follows:
•
the transaction consideration per share divided by the acquired company’s last twelve months earnings per share (the “Price/ LTM EPS” multiple);

•
the aggregate transaction consideration divided by the acquired company’s tangible common equity (the “Price/ TBV” multiple);

•
the aggregate transaction consideration less the amount by which the acquired company’s tangible common equity exceeds 8.00% of its total tangible assets (reflects dollar-for-dollar consideration for excess capital), divided by core tangible common equity assumed to equal 8.00% of the acquired company’s total tangible assets (the “Price/ Core TBV” multiple);

•
the aggregate transaction consideration less the acquired company’s tangible common equity, divided by the acquired company’s core deposits (the “Core Deposit Premium”); and

•
the transaction Price/ TBV multiple calculated on a per share basis, divided by the trading Price/ TBV multiple of the acquirer’s common stock (the “Pay-to-Trade” ratio).

Hovde compared the resulting transaction metrics of each precedent transactions group with the corresponding transaction metrics for the merger. The results of the analysis are set forth in the table below. Transaction metrics for the merger were based upon the assumed value of the merger consideration of $703,582,615 in the aggregate or $959.46 per share of VBI common stock and were based on March 31, 2025 financial results for VBI.
	Price/ LTM EPS	Price/ TBV	Price/ Core TBV(1)	Core Deposit Premium(2)	Pay-to-Trade Ratio(3)
Merger	15.6x	159.8%	180.6%	8.58%	108.8%
	Precedent Transactions Regional Group:
25th Percentile	10.3x	160.1%	163.7%	7.03%	93.6%
Median	12.5x	180.5%	184.8%	8.35%	95.3%
75th Percentile	15.5x	184.8%	188.7%	9.24%	104.2%
	Precedent Transactions Nationwide Group:
25th Percentile	10.9x	148.9%	155.7%	5.81%	79.7%
Median	12.4x	164.9%	174.0%	8.35%	94.1%
75th Percentile	13.1x	185.0%	199.2%	10.5%	102.7%

(1)
Price/ Core TBV was assumed to equal Price/ TBV for acquired companies with tangible common equity/ tangible assets less than 8%.

(2)
Core deposits are defined as total deposits less foreign deposits and time deposit accounts greater than $100,000.

(3)
Trading Price/ TBV multiple of acquirers common stock is based on closing price as of the previous trading day prior to announcement and TBV per share as of the most recent quarter; The merger Pay-to-Trade ratio is based on a trading Price/TBV of 146.9% for Seacoast common stock, calculated based on the closing price of $24.57 as of 5/23/2025 and a TBV per share of $16.73 as of 3/31/2025 sourced from S&P Capital IQ.

Using publicly available information, Hovde compared the financial performance of VBI with that of the median of the acquired companies from the precedent bank merger and acquisition transactions from each of the Regional and Nationwide Groups. The performance highlights are based on March 31, 2025 financial results of VBI.

	Tangible Common Equity/ Tangible Assets	LTM ROAA	LTM ROAE	NPAs/ Assets(1)
VBI	10.8%	1.11%	8.78%	0.05%
Precedent Transactions – Regional Group Median:	8.47%	1.09%	10.6%	0.20%
Precedent Transactions – Nationwide Group Median:	9.08%	1.28%	11.7%	0.20%

(1)
Nonperforming assets defined as nonaccrual loans and leases, restructured loans and leases, and OREO.

No company or transaction used as a comparison in the above transaction analyses is identical to VBI, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
VBI Discounted Cash Flow Analysis.   VBI management approved the financial forecasts for VBI over a forward-looking, five-year period which formed the basis for the discounted cash flow analyses. The projected VBI net income amounts used for the analysis were $48.8 million for 2025, $54.1 million for 2026, $59.1 million for 2027, $61.9 million for 2028 and $64.7 million for 2029. The projected VBI tangible common equity amounts, and aggregate dividend amounts utilized for purposes of the discounted cash analysis were based on Hovde’s assumption that VBI would dividend out 100% of its excess capital on an annual basis based on a fixed tangible common equity/ tangible assets ratio of 9.00%. The resulting projected VBI tangible common equity amounts used for the analysis were $374.5 million for the year ended 2025, $385.4 million for the year ended 2026, $396.8 million for the year ended 2027, $408.9 million for year ended 2028 and $421.6 million for the year ended 2029. The resulting projected VBI aggregate dividend amounts used for the analysis were $109.1 million for the year ended 2025, $55.0 million for the year ended 2026, $59.5 million for the year ended 2027, $61.6 million for the year ended 2028, and $63.8 million for the year ended 2029.
To determine present values of VBI based on these projections, Hovde utilized two discounted cash flow models, each of which capitalized terminal values using different multiples: (i) price-to-forward earnings multiple (the “DCF Terminal P/E Multiple”); and (ii) price-to-TBV multiple (the “DCF Terminal P/TBV Multiple”).
In the DCF Terminal P/E Multiple analysis, an estimated value of VBI was calculated based on the present value of VBI’s forward-looking net income and dividend projections over the five-year projection period of the financial forecasts approved by VBI management. The projected net income amount for the year ended 2029 was $64.7 million and served as the basis of the terminal earnings value in the DCF. Hovde calculated a terminal value at the end of 2029 by applying a range of price-to-forward earnings multiples of 10.0x to 12.0x. The present value of VBI’s projected terminal value was calculated assuming a range of discount rates between 9.85% and 11.85%, discounted over the 4.60-year period from the date of the opinion to the end of the five-year projection period. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective holders of VBI common stock. The midpoint of the range of discount rates of 10.85% utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, an industry risk premium and a size premium as set forth in the Kroll Cost of Capital Navigator as of May 23, 2025. VBI’s annual dividends were discounted over the projection period and the total discounted value was added to the discounted terminal value to determine the total present value of VBI. The sum of the discounted value of the annual dividends plus the present value of VBI’s terminal value resulted in implied valuations between $658.2 million in the aggregate or $897.59 per share and $786.3 million in the aggregate or $1,072.19 per share, compared to the assumed value of the merger consideration of $703.6 in the aggregate or $959.46 per share.
In the DCF Terminal P/TBV Multiple analysis, an estimated value of VBI was calculated based on the present value of VBI’s forward-looking tangible common equity and dividends over the five-year projection period of the financial forecasts approved by VBI management. The projected tangible common equity amount for the year ended 2029 was $421.6 million and served as the basis of the terminal tangible book value in the DCF. In arriving at the terminal value at the end of 2029, Hovde applied a five-point range of price-to-tangible book value multiples of 1.30x to 1.50x. The present value of the projected terminal value was then calculated assuming the same range of discount rates and time period as was applied in the DCF Terminal P/E Multiple analysis set forth above. VBI’s annual dividends were discounted over the projection period and the total discounted value was added to the discounted terminal value to determine the total present value of VBI. The sum of the discounted value of the annual dividends plus the present value of VBI’s terminal value resulted in implied valuations between $599.3 million in the aggregate or $817.24 per share and $693.0 million in the aggregate or $945.03 per share, compared to the assumed value of the merger consideration of $703.6 in the aggregate or $959.46 per share.
While the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected total values of VBI.
Seacoast Discounted Cash Flow Analysis.   A similar analysis was performed for Seacoast based on a financial forecast developed by Hovde for the forward-looking, five-year period which formed the basis for the discounted cash flow analyses. Hovde utilized publicly available consensus analyst estimates for Seacoast for the years ended 2025 and 2026 and, for the years ended 2027 through 2029, assumed an annual earnings growth rate of 8.5% and an annual dividend of $0.76 per share.
In the DCF Terminal P/E Multiple analysis, an estimated value of Seacoast was calculated based on the present value of Seacoast’s forward-looking EPS and dividend per share projections over the five-year projection period of the financial forecasts. The projected EPS amount for the terminal year ended 2029 was $2.58 and served as the basis of the terminal EPS value in the DCF. Hovde calculated a terminal value at the end of 2029 by applying a range of price-to-forward EPS multiples of 12.0x to 14.0x. The present value of Seacoast’s projected terminal value was calculated assuming a range of discount rates between 9.30% and 11.30%, discounted over the 4.60-year period from the date of the opinion to the end of the five-year projection period. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective holders of Seacoast common stock. The midpoint of the range of discount rates of 10.30% utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, an industry risk premium and a size premium as set forth in the Kroll Cost of Capital Navigator as of May 23, 2025. Seacoast’s annual dividend per share was discounted over the projection period and the total discounted value was added to the discounted terminal value to determine the total present value per share of Seacoast. The sum of the discounted value of the annual dividends plus the present value of Seacoast’s terminal value resulted in implied per share valuations between $21.60 and $26.80.
In the DCF Terminal P/TBV Multiple analysis, an estimated value of Seacoast was calculated based on the present value of Seacoast’s forward-looking TBV per share and dividend per share projections over the five-year projection period of the financial forecasts. The projected TBV per share amount for the year ended 2029 was $24.13 and served as the basis of the terminal TBV per share in the DCF. In arriving at the terminal value at the end of 2029, Hovde applied a five point range of price-to-TBV per share multiples of 1.50x to 1.70x. The present value of the projected terminal value was then calculated assuming the same range of discount rates and time period as was applied in the DCF Terminal P/E Multiple analysis set forth above. Seacoast’s annual dividends were discounted over the projection period and the total discounted value was added to the discounted terminal value to determine the total present value per share of Seacoast. The sum of the discounted value of the annual dividends plus the present value of Seacoast’s terminal value resulted in implied per share valuations between $24.83 and $30.08.
While the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of Seacoast common stock.
Relative Contribution Analysis.   Hovde analyzed the standalone contribution of Seacoast and VBI to various pro forma balance sheet and income statement items of the pro forma combined company. Unless otherwise noted in the table below, this analysis was based on financial information for Seacoast and VBI as of March 31, 2025 and did not include purchase accounting adjustments, cost savings or other transaction adjustments. Hovde utilized the relative contributions of Seacoast and VBI to calculate implied exchange ratios based on the various financial items shown and compared this to the exchange ratio pursuant to the merger agreement. The results of this analysis are outlined in the table below:
	Relative Contribution		Implied Exchange Ratio
	Seacoast	VBI
Total Assets	79.4%	20.6%	31.1010x
Net Loans	88.8%	11.2%	15.0611x
Deposits	78.4%	21.6%	33.0766x
Deposits Excl. Time Deposits Over $100,000	79.6%	20.4%	30.6141x
Tangible Common Equity	76.5%	23.5%	36.8352x
Core Tangible Common Equity (9% TCE Ratio)	78.5%	21.5%	32.7610x
LTM Core Earnings(1)	77.9%	22.1%	34.0678x
Estimated FY 2026 Earnings(2)	74.3%	25.7%	41.7803x
Average	79.2%	20.8%	31.9121x
Median	78.4%	21.6%	32.9188x
Exchange Ratio in the Merger			38.5000x

(1)
Based on net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of HTM and AFS securities, amortization of intangibles and nonrecurring items, as determined by S&P Capital IQ.

(2)
Estimated earnings for Seacoast based on consensus research analyst estimates. VBI earnings based on Seacoast management estimate with no standalone balance sheet restrictions for VBI.

Pro Forma Impact Analysis.   For informational purposes only, Hovde performed a pro forma financial impact analysis that combined projected balance sheet and estimated earnings per share information of Seacoast and VBI over the projection period of years ended December 31, 2025 through 2029. Using (i) closing balance sheet estimates as of December 31, 2025 for each of Seacoast and VBI; (ii) financial forecasts and projections for each of Seacoast and VBI for the years ending December 31, 2025 through 2029; and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger, related expenses as well as purchase accounting and other adjustments), each of which were provided by, or developed based on guidance from, Seacoast management and its advisers. Hovde analyzed the estimated financial impact of the merger on certain projected financial results for the combined pro forma company. This analysis indicated that, based on pro forma shares projected to be outstanding, the merger (i) could be dilutive to Seacoast’s estimated TBV per share at estimated closing of December 31, 2025 becoming accretive by December 31, 2028 with an estimated tangible book value payback period of less than 3.0 years and (ii) could be immediately accretive to Seacoast’s estimated earnings per share. For all of the above analyses, the actual results achieved by the pro forma company following the merger may vary from the projected results, and the variations may be material.
Other Factors and Analyses.   Hovde took into consideration various other factors and analyses, including but not limited to: current market environment; current merger and acquisition environment; movements in the common stock valuations of selected publicly traded banking companies; and movements in the Russell 3000 Index and certain other bank stock price indices.
Conclusion.   Based upon the foregoing analyses and other investigations and assumptions as set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Hovde determined that, as of the date of its opinion, subject to the matters, assumptions and limitations set forth in the opinion and pursuant to the terms of the merger agreement, the merger consideration is fair, from a financial point of view, to the shareholders of VBI. Each VBI shareholder is encouraged to read Hovde’s opinion in its entirety. The full text of the opinion is included in this proxy statement/prospectus as Appendix B.

Material U.S. Federal Income Tax Consequences of the Merger
The following discussion describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of VBI common stock that exchange their shares of VBI common stock for shares of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock in the merger. This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
For purposes of this discussion, a “U.S. holder” means a beneficial owner of VBI common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the U.S. or any state or political subdivision thereof or the District of Columbia, (iii) a trust if  (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. This discussion addresses only U.S. holders of VBI common stock.
This discussion addresses only those VBI shareholders that hold their shares of VBI common stock as a capital asset within the meaning of Section 1221 of the Code (generally, stock held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•
a financial institution;

•
a tax-exempt organization;

•
an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•
retirement plans, individual retirement accounts or other tax-deferred accounts;

•
an insurance company;

•
a regulated investment company;

•
a real estate investment trust;

•
a dealer or broker in stocks and securities, commodities or currencies;

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a trader in securities that elects the mark-to-market method of accounting;

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a holder of VBI stock that received such stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

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a person that is not a U.S. holder (as defined above);

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a person that has a functional currency other than the U.S. dollar;

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a holder of VBI stock that holds such stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•
a U.S. expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger and it does not address any other U.S. federal tax consequences (such as gift or estate taxes or the unearned income Medicare contribution tax. The actual tax consequences of the merger to you may be complex. These consequences will depend on your individual situation. Holders of VBI common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds VBI common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding VBI common stock should consult their own tax advisors.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Seacoast’s obligation to complete the merger that it receives an opinion from Alston & Bird LLP, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Alston & Bird LLP provided on behalf of Seacoast will be based on representation letters provided by Seacoast and VBI and on customary factual assumptions. The opinion described above will not be binding on the Internal Revenue Service or any court. VBI and Seacoast have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger. There can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in this discussion. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each of Seacoast and VBI will be a party to such reorganization within the meaning of Section 368(b) of the Code, and neither Seacoast nor VBI will recognize any gain or loss as a result of the merger.
Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of VBI common stock that exchanges all of such holder’s VBI common stock for Seacoast common stock generally will not recognize gain or loss (except in respect of cash received in lieu of fractional shares of Seacoast common stock, as discussed below), and a U.S. holder of VBI common stock generally should not recognize gain or loss on the receipt of Seacoast Series A non-voting convertible preferred stock (except in respect of cash received in lieu of fractional shares of Seacoast Series A non-voting convertible preferred stock, as discussed below).
The aggregate tax basis of the Seacoast common stock or Seacoast Series A non-voting convertible preferred stock a holder of VBI common stock receives in the merger (including any fractional shares deemed received and redeemed for cash as described below) will be the same as the aggregate tax basis of the VBI common stock surrendered in exchange therefor, reduced by any basis allocable to a fractional share of Seacoast common stock or Series A non-voting convertible preferred stock for which cash is received. The holding period of the Seacoast common stock or Seacoast Series A non-voting convertible preferred stock received (including any fractional shares deemed received and sold for cash as described below) will include the holding period of the VBI shares surrendered.
If a U.S. holder acquired different blocks of VBI common stock at different times or at different prices, the Seacoast common stock or Seacoast Series A non-voting convertible preferred stock such holder receives will be allocated pro rata to each block of VBI common stock, and the basis and holding period of each block of Seacoast common stock or Series A non-voting convertible preferred stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of VBI common stock exchanged for such block of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock.
Tax Implications to U.S. Holders of Seacoast Series A Preferred Stock Consideration.
The material U.S. federal income tax consequences of the merger to U.S. holders that receive Seacoast Series A non-voting convertible preferred stock depend, among other factors, on whether the Seacoast Series A non-voting convertible preferred stock is treated as “nonqualified preferred stock” for U.S. federal income tax purposes. The receipt of nonqualified preferred stock issued as consideration in a merger that otherwise qualifies as a tax-free “reorganization” for federal income tax purposes will generally be taxable in full to the recipient. In contrast, the receipt of Seacoast preferred stock that is not treated as “nonqualified preferred stock” for U.S. federal income tax purposes will generally be treated in the same manner as the exchange of VBI common stock for Seacoast common stock, as described above.
For U.S. federal income tax purposes, “nonqualified preferred stock” is preferred stock that generally meets any one of the following four requirements: (1) the shareholder has the right to require the issuer corporation or a person related to the issuer corporation to redeem or purchase the stock within twenty (20) years of the issue date; (2) the issuer corporation or a related person is required to redeem or purchase the stock within twenty (20) years of the issue date; (3) the issuer corporation or a related person has the right to redeem or purchase the stock within twenty (20) years of the issue date and, as of the issue date, it is more likely than not that the right will be exercised; or (4) the dividend rate on the stock varies in whole or in part, directly or indirectly, with reference to interest rates, commodity prices or other similar indices.
The Seacoast Series A non-voting convertible preferred stock, which is described in more detail in this proxy statement/prospectus, will have the following characteristics: (1) the holder will not be entitled to require Seacoast or a person related to Seacoast to redeem or repurchase any shares of the Seacoast Series A non-voting convertible preferred stock ; (2) neither Seacoast nor a person related to Seacoast will be required to redeem or repurchase any shares of the Seacoast Series A non-voting convertible preferred stock ; (3) neither Seacoast nor a person related to Seacoast will have the right to redeem or repurchase any shares of the Seacoast Series A non-voting convertible preferred stock; (4) the dividends on the Seacoast Series A non-voting convertible preferred stock will not vary, in whole or in part, directly or indirectly, with reference to interest rates, commodity prices or other similar indices because holders of Seacoast Series A non-voting convertible preferred stock will be entitled to receive ratable dividends only if and when dividends are concurrently declared and payable on the shares of Seacoast common stock, and the dividends on the Seacoast Series A non-voting convertible preferred stock will be paid at a rate equal to 100% (on a per share basis) of the amount declared or paid on the Seacoast common stock; and (5) at the discretion of the holder, each one one-thousandth (1/1,000th) of a share of Seacoast Series A non-voting convertible preferred stock may be converted into one share of Seacoast common stock provided that, at the time of conversion, the holder’s ownership interest when aggregated with the ownership interest of certain other persons in Seacoast common stock does not exceed 9.75% of Seacoast common stock then outstanding or 9.75% of the aggregate outstanding shares of voting stock of Seacoast.
For these reasons, it is our opinion that the Seacoast Series A non-voting convertible preferred stock should not be treated as nonqualified preferred stock. Accordingly, a U.S. holder’s receipt of Seacoast Series A non-voting convertible preferred stock in the merger generally should be treated in the same manner as a U.S. holder’s receipt of Seacoast common stock in exchange for VBI common stock. The tax consequences of the Merger to each holder of VBI common stock, however, will depend on such holder’s own situation. We therefore strongly encourage holders of VBI common stock to consult their own tax advisors as to the possible treatment of their receipt of Seacoast Series A non-voting convertible preferred stock.
Cash In Lieu of Fractional Shares
If a holder of VBI common stock receives cash in lieu of a fractional share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock, such holder will be treated as having received the fractional share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock pursuant to the merger and then as having sold that fractional share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock for cash in a redemption by Seacoast. As a result, assuming that the cash received is not treated as a dividend (as described below), the holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. This gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the fractional shares (including the holding period of the VBI common stock deemed surrendered in exchange for a fractional share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock) is greater than one year. The deductibility of capital losses is subject to limitations.
Potential Dividend Treatment
In some cases, if a holder of VBI common stock actually or constructively owns shares of Seacoast common stock (other than the shares of Seacoast common stock received as consideration in connection with the merger), the holder’s recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the holder’s ratable share of Seacoast’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). The determination of whether a U.S. holder will recognize a capital gain or dividend income as a result of its exchange of VBI common stock in the merger is complex and must be determined on a stockholder-by-stockholder basis. Accordingly, each holder should consult his, her or its own independent tax advisor as to the tax consequences of the merger, including such determination, in its particular circumstances.
Information Reporting and Backup Withholding
In certain instances, you may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•
provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
A VBI shareholder who receives Seacoast common stock as a result of the merger will be required to retain records pertaining to the merger. Each VBI shareholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Seacoast common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such VBI shareholder’s basis in the VBI common stock surrendered and the fair market value of the Seacoast common stock received in the merger. A “significant holder” is a holder of VBI common stock who, immediately before the merger, owned at least 1% (by vote or value) of the outstanding stock of VBI or securities of VBI with a basis for U.S. federal income tax purposes of at least $1 million.
Exercise of Dissenters’ Rights
As part of the exercise of dissenters’ rights, a VBI shareholder will exchange all of its VBI common stock for cash. A U.S. holder that receives only cash in exchange for its VBI common stock will generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in its VBI common stock. This gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for its shares of VBI common stock exceeds one year. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses may be subject to limitations.
This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of VBI common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty. Holders of VBI common stock are also urged to consult their tax advisors with respect to the effect of possible changes in any of those laws after the date of this proxy statement/prospectus.
Accounting Treatment
The merger will be accounted for using the acquisition method of accounting with Seacoast treated as the acquiror. Under this method of accounting, VBI’s assets and liabilities will be recorded by Seacoast at their respective fair values as of the date of completion of the merger. Financial statements of Seacoast issued after the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Seacoast.
Regulatory Approvals
Under federal law, the merger must be approved by the Federal Reserve and the bank merger must be approved by the OCC. Once the Federal Reserve approves the merger (unless such requirement for approval has been waived), the parties must wait for up to 30 days before completing the merger. With the concurrence of the U.S. Department of Justice and permission from the Federal Reserve, however, the merger may be completed on or after the 15th day after approval from the Federal Reserve (unless such requirement for approval has been waived). Similarly, after receipt of approval of the bank merger from the OCC, the parties must wait for up to 30 days before completing the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and Seacoast receives permission from the OCC to do so, the bank merger may be completed on or after the 15th day after approval from the OCC.
As of the date of this proxy statement/prospectus, all of the required regulatory applications have been filed. There is no assurance as to whether the regulatory approvals will be obtained or as to the date of such approval. There also can be no assurance that the regulatory approvals received will not contain a condition that would increase any of the minimum regulatory capital requirements of Seacoast following the merger or have a material adverse effect. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 82.
Appraisal Rights for VBI Shareholders
Holders of VBI common stock as of the record date are entitled to appraisal rights under the FBCA. Pursuant to Section 607.1302 of the FBCA, a VBI shareholder who does not wish to accept the merger consideration to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his or her shares of VBI common stock immediately prior to the consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. Under the terms of the merger agreement, if 5% or more of the outstanding shares of VBI common stock validly exercise their appraisal rights, then Seacoast will not be obligated to complete the merger.
To exercise appraisal rights, a dissenting VBI shareholder must strictly comply with the statutory procedures of Sections 607.1301 through 607.1340 of the FBCA, which are summarized below. A copy of the full text of those Sections is included as Appendix C to this proxy statement/prospectus. VBI shareholders are urged to read Appendix C in its entirety and to consult with their legal advisors. Each VBI shareholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.
Procedures for Exercising Dissenters’ Rights of Appraisal.
The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the FBCA, a copy of which is included as Appendix C to this proxy statement/prospectus.
A dissenting shareholder who desires to exercise his or her appraisal rights must file with VBI, prior to the taking of the vote on the merger agreement, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger agreement will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the FBCA. A dissenting shareholder need not vote against the merger agreement, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his or her shares of VBI common stock in favor of the merger agreement. A vote in favor of the merger agreement will constitute a waiver of the shareholder’s appraisal rights. A shareholder’s failure to vote against the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:
Villages Bancorporation, Inc.
6495 Powell Road
The Villages, Florida 32162
Attn: Jay Bartholomew, President and Chief Executive Officer
All such notices must be signed in the same manner as the shares are registered on the books of VBI. If a VBI shareholder has not provided written notice of intent to demand fair value before the vote on the proposal to approve the merger agreement is taken at the special meeting, then the VBI shareholder will be deemed to have waived his or her appraisal rights.
Within 10 days after the completion of the merger, Seacoast must provide to each VBI shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an election form that specifies, among other things:
•
the date of the completion of the merger;

•
Seacoast’s estimate of the fair value of the shares of VBI common stock;

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where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which each must be received by Seacoast or its agent, which date with respect to the receipt of the appraisal election form may not be fewer than 40, nor more than 60, days after the date Seacoast sent the appraisal election form to the shareholder (and shall state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless such form is received by Seacoast by such specified date) and which with respect to the return of stock certificates must not be earlier than the date for receiving the appraisal election form;

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that, if requested in writing, Seacoast will provide to the shareholder so requesting, within 10 days after the date set for receipt by Seacoast of the appraisal election form, the number of shareholders who return the forms by such date and the total number of shares owned by them; and

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the date by which a notice from the VBI shareholder of his or her desire to withdraw his or her appraisal election must be received by Seacoast, which date must be within 20 days after the date set for receipt by Seacoast of the appraisal election form from the VBI shareholder.

The form must also contain Seacoast’s offer to pay to the VBI shareholder the amount that it has estimated as the fair value of the shares of VBI common stock and include VBI’s financial statements, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest applicable interim financial statements if any, and a copy of Section 607.1301-607.1340, and request certain information from the VBI shareholder, including:
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the shareholder’s name and address;

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the number of shares as to which the shareholder is asserting appraisal rights;

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that the shareholder did not vote for the merger;

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whether the shareholder accepts the offer of Seacoast to pay its estimate of the fair value of the shares of VBI common stock to the shareholder; and

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if the shareholder does not accept the offer of Seacoast, the shareholder’s estimated fair value of the shares of VBI common stock and a demand for payment of the shareholder’s estimated value plus interest.

A dissenting shareholder must execute the appraisal election form and submit it together with the certificate(s) representing his or her shares, in the case of certificated shares, by the date specified in the notice. Any dissenting shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the merger agreement. Upon returning the appraisal election form, a dissenting shareholder will be entitled only to payment pursuant to the procedure set forth in the applicable sections of the FBCA and will not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.
A dissenting shareholder who has delivered the appraisal election form and his or her VBI common stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to Seacoast within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of Seacoast. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder and will be entitled to receive the merger consideration.
If the dissenting shareholder accepts the offer of Seacoast in the appraisal election form to pay Seacoast’s estimate of the fair value of the shares of VBI common stock, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by Seacoast or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any right to receive any further consideration with respect to such shares.
A shareholder who is dissatisfied with Seacoast’s estimate of the fair value of the shares of Seacoast common stock must notify Seacoast of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus accrued interest, if and to the extent applicable, in the appraisal election form within the time period specified in the form. Seacoast has certain prepayment rights under Section 607.1326 of the FBCA. A shareholder who fails to notify Seacoast in writing of the shareholder’s demand to be paid its stated estimate of the fair value of the shares plus accrued interest within the required time period waives the right to demand payment and will be entitled only to the payment offered by Seacoast in the appraisal election form.
A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder or a voting trust beneficial owner, if the record shareholder objects with respect to all shares owned by the beneficial shareholder or a voting trust beneficial owner and such shares were acquired before the record date. A record shareholder must notify VBI in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder and a voting trust beneficial owner may assert appraisal rights as to any shares held on behalf of the shareholder only if the beneficial shareholder submits to VBI the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal election form, and does so with respect to all shares that are beneficially owned by the beneficial shareholder or a voting trust beneficial owner.
Section 607.1330 of the FBCA addresses what should occur if a dissenting shareholder fails to accept the offer of Seacoast to pay the value of the shares as estimated by Seacoast, and Seacoast fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus accrued interest.
If a dissenting shareholder refuses to accept the offer of Seacoast to pay the value of the shares as estimated by Seacoast, and Seacoast fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus accrued interest, if and to the extent applicable, then within 60 days after receipt of a written demand from any dissenting shareholder, Seacoast shall file an action in any court of competent jurisdiction in the county in Florida where the registered office of Seacoast, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.
If Seacoast fails to institute a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of Seacoast. All dissenting shareholders whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares and a copy of the initial pleading will be served on each dissenting shareholder as provided by law. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

Seacoast is required to pay each dissenting shareholder the amount of the fair value of such shareholder’s shares plus accrued interest, if and to the extent applicable, as found by the court, within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder ceases to have any rights to receive any further consideration with respect to such shares other than any amounts ordered to be paid for court costs and attorneys’ fees under Section 607.1331 of the FBCA.
Section 607.1331 of the FBCA provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against Seacoast, except that the court may assess costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against: (i) Seacoast and in favor of any or all dissenting shareholders if the court finds Seacoast did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322 of the FBCA; or (ii) either Seacoast or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against Seacoast, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that Seacoast fails to make a required payment when a dissenting shareholder accepts Seacoast’s offer to pay the value of the shares as estimated by Seacoast, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from Seacoast all costs and expenses of the suit, including attorneys’ fees.
A shareholder entitled to appraisal rights may not challenge a completed corporate action for which appraisal rights are available unless such corporate action was either:
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not authorized and approved in accordance with the applicable provisions of Florida law; or

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procured as a result of fraud, material representation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

Also, nothing in the dissenters’ rights statutes operates to override or supersede the provisions of Florida law relating to conflict of interest transactions.
For a discussion of tax consequences with respect to dissenting shares, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57.
BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.
Board of Directors and Management of Seacoast and SNB Following the Merger
The members of the boards of directors and officers of Seacoast and SNB immediately prior to the effective time of the merger will be the directors and officers of the surviving corporation and surviving bank and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Information regarding the executive officers and directors of Seacoast and SNB is contained in documents filed by Seacoast with the SEC and incorporated by reference into this proxy statement/prospectus, including Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2024 and its definitive proxy statement on Schedule 14A for its 2025 annual meeting, filed with the SEC on April 7, 2025, as amended. See “Where You Can Find More Information” and “Documents Incorporated by Reference” beginning on pages i and 131, respectively.
Interests of VBI Directors and Executive Officers in the Merger
In the merger, the directors and executive officers of VBI and Citizens First Bank will receive the same merger consideration for their VBI shares as the other VBI shareholders. In considering the recommendation of the VBI board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of VBI and Citizens First Bank may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of VBI shareholders generally. The VBI board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that VBI shareholders vote in favor of approving the merger agreement. See “The Merger — Background of the Merger” and “The Merger — VBI’s Reasons for the Merger and Recommendations of the VBI Board of Directors” beginning on pages 40 and 43, respectively. VBI’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to adopt the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative below.
VBI’s and Citizens First Bank’s executive officers are:
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Jay Bartholomew, President and Chief Executive Officer

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Tricia Snodgrass, Chief Operating Officer

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Ginger Devine, Chief Risk Officer

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Matt Ivers, Chief Financial Officer

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Mike Tyler, Chief Strategy Officer

Change in Control Bonuses
VBI has agreed to pay special change in control bonuses immediately prior to the closing of the merger in the following amounts:
Executive Officer	Change in Control Bonus
Jay Bartholomew	$270,000
Tricia Snodgrass	$220,000
Ginger Devine	$130,000
Matt Ivers	$45,000
Mike Tyler	$10,000
New Employment Agreements
Jay Bartholomew and Tricia Snodgrass have entered into employment agreements with Seacoast and SNB effective upon the closing of the merger. The employment agreements are for a term of three years for Mr. Bartholomew and two years for Ms. Snodgrass and provide for Mr. Bartholomew to serve as EVP, Regional President of SNB and for Ms. Snodgrass to serve as SVP, Sr. Community Banking Director of SNB. Pursuant to their respective employment agreements, each of these executives is entitled to a base salary paid at a specified annual rate ($440,000 for Mr. Bartholomew through the date on which all operational systems and processes of Citizens First Bank have been converted to align with those of SNB (the “Conversion Date”) and $380,000 thereafter, and $225,000 for Ms. Snodgrass), reimbursement for business expenses incurred in connection with his or her services under the employment agreement (including a $600 monthly auto allowance for Ms. Snodgrass), eligibility to participate in the medical, disability and life insurance plans offered by SNB to similarly situated employees, and eligibility to receive individual bonuses during the term of the employment agreement as may be authorized by Seacoast. Mr. Bartholomew is entitled to receive an annual bonus for 2025 that will be determined in accordance with the annual bonus program for Citizens First Bank and will be equal to the amount accrued by Citizens First Bank for such purposes. Mr. Bartholomew’s target annual bonus opportunity for 2026 and 2027 will be equal to 30% of his annual salary, and his annual bonus payout for such years will not be less than such target amount. Upon the closing of the merger, Mr. Bartholomew will receive $285,000 worth of Seacoast restricted stock that will vest on each of the first three anniversaries of the closing, conditioned upon Mr. Bartholomew’s continuing employment with SNB reimbursement for business expenses incurred in connection with his or her services under the employment agreement.

Each of these executives is eligible to receive a series of retention payments conditioned upon their continuing employment with SNB and compliance with the restrictive covenants contained in the employment agreement, which include non-disclosure of confidential information and, for a specific restricted period, non-competition, non-recruitment of employees, and non-solicitation of customers. The restricted period for Mr. Bartholomew is three years following the effective date of the merger or one year following his affiliation with Seacoast or SNB as an officer, employee or consultant, whichever is longer. The restriction period for Ms. Snodgrass is two years following the effective date of the merger or one year following her affiliation with Seacoast or SNB as an officer, employee or consultant, whichever is longer.
The retention payments for Mr. Bartholomew and Ms. Snodgrass are:
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$110,000 and $50,000, respectively, payable on the first payroll date following the effective date of the merger;

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$100,000 and $50,000, respectively, payable on the first payroll date following the Conversion Date; and

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an amount based upon the percentage of the portfolio deposit balance of Citizens First Bank that SNB retains on the first anniversary of the Conversion Date, payable on the first payroll date following the first anniversary of the Conversion Date. This final retention bonus will have a target amount equal to $350,000 for Mr. Bartholomew and $190,000 for Ms. Snodgrass, assuming SNB retains at least 95% of such portfolio deposit balance, will be increased by 10% if 110% or more is retained, and will be reduced by 20% if 80% is retained. The upside of this final retention bonus is capped at 110% of target, but there is no downside floor, meaning that if less than 80% of such portfolio deposit balance is retained, the final retention payment will be reduced proportionately until it has no value.

Pursuant to the employment agreements, if the executive’s employment is terminated during the term of the employment agreement by SNB without cause or by the executive for good reason, then the executive will be entitled to payment of all earned and unpaid salary, payment in lieu of any unused vacation time, payment of any annual bonus or retention payment to the extent the executive has become entitled to it but it is not yet paid, and payment of any unreimbursed expenses, along with severance consisting of salary continuation and COBRA contributions for a period of time (18 months for Mr. Bartholomew and 12 months for Ms. Snodgrass), conditioned upon their general release of claims against Seacoast and SNB. As described above, during their employment with SNB and for a specified restricted period, the executives have agreed not to compete with Seacoast or SNB within a restricted area (as defined in the employment agreement) or to solicit employees or customers of Seacoast or SNB. The restricted period for Mr. Bartholomew is three years following the effective date of the merger or one year following his affiliation with Seacoast or SNB as an officer, employee or consultant, whichever is longer, and the restricted period for Ms. Snodgrass is two years following the effective date of the merger or one year following her affiliation with Seacoast or SNB as an officer, employee or consultant, whichever is longer.
Executive Restrictive Covenant Agreements
Mr. Bartholomew and Ms. Snodgrass have entered into restrictive covenant agreements with Seacoast, which include restrictive covenants similar to those contained in their employment agreements with Seacoast and SNB, as described above. The form of these agreements is attached as Exhibit D to the merger agreement attached as Appendix A to this proxy statement/prospectus.
Director Restrictive Covenant Agreement; Claims Letters
Each director of VBI and Citizens First Bank has entered into a restrictive covenant agreement with Seacoast, covering a period commencing with the effective time of the merger and ending on the later to occur of three years following the effective date of the merger or three years following the director’s affiliation with Seacoast or SNB as an officer, employee or consultant. The form of these agreements is attached as Exhibit D to the merger agreement attached as Appendix A to this proxy statement/prospectus. In addition, certain officers and directors of VBI have entered into a claims letter in the form attached as Exhibit C to the merger agreement attached as Appendix A to this proxy statement/prospectus, by which they have agreed to release certain claims against VBI, effective as of the effective time of the merger.

Indemnification and Insurance
As described under “The Merger Agreement - Indemnification and Directors’ and Officers’ Insurance,” after the effective time of the merger, Seacoast will indemnify and defend the present and former directors, officers and employees of VBI and its subsidiaries against claims pertaining to matters occurring at or prior to the closing of the merger as permitted by VBI’s articles of incorporation, bylaws and the FBCA. Seacoast also has agreed, for a period of no less than six years after the effective time of the merger, to provide coverage to present and former directors and officers of VBI pursuant to VBI’s existing directors’ and officers’ liability insurance. This insurance policy may be substituted, but must contain at least the same coverage and amounts, and contain terms no less advantageous than the coverage currently provided by VBI.
Shareholders Agreement
Concurrent with the execution of the merger agreement, Mark Morse (director of VBI), Jennifer Morse Parr, and Tracy Morse Dadeo (the “Shareholders Group”), shareholders representing approximately 75% of VBI’s outstanding ownership, entered into a Shareholders Agreement with Seacoast governing the rights with respect to ownership of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock. The Shareholders Agreement, among other things, provides that, for so long as such holders and any affiliates or immediate family members (the “Acting in Concert Group”) collectively own 5% or more of the outstanding Seacoast common stock (and any securities convertible into such common stock or any other voting stock) from the date of the closing of the merger, must refrain from acquiring shares of Seacoast common stock in excess of the 9.75% common stock ownership limit. The Shareholder Agreement includes negative covenants of the Shareholders Group, including covenants limiting their ability to influence or control Seacoast by means of, among other things, (1) ownership or voting (including the 9.75% cap), (2) conversion of Seacoast Series A non-voting convertible preferred stock, (3) private sales of stock, (4) effecting Seacoast change of control transactions or influencing the board/management of Seacoast, (5) participating in a solicitation or voting against a Seacoast proposal or director nominee, (6) entering into a voting trust agreement (or the like), (7) participation in litigation against Seacoast or (8) seeking to have a VBI representative serve as an officer or director of Seacoast. The Shareholders Agreement also provides the Shareholders Group with certain liquidity rights, including limited private sales (subject to Seacoast’s right of first offer), limited permitted sales through broker-dealers (subject to monthly limits), mandatory registration rights (limited to one such demand annually), and piggyback rights. This Shareholders Agreement is further described under the section entitled “The Merger Agreement — Shareholders Agreement.”
Developer Support Agreement
Concurrent with the execution of the merger agreement, SNB, The Villages Operating Company and The Villages Development Operating Company, LLC (collectively with The Villages Operating Company, “The Villages Operating Companies”), and, solely with respect to the treatment of certain operating depository accounts, The Villages Land Holding Company (“VLH”), The Holding Company of the Villages, Inc., (“HCV”), and The Villages Development Holding Company, LLC, (“VDH”) entered into a Developer Support Agreement. Mark Morse is a shareholder of The Villages Operating Companies, VLH, HCV, and VDH. The Developer Support Agreement has an initial term of 10 years from the closing of the merger, during which period The Villages Operating Companies will, as it undertakes new commercial development projects, deliver a copy of a development plan to SNB and negotiate in good faith (1) a lease with SNB for a future bank branch within a New Town Center (as defined in the Developer Support Agreement) and (2) a lease with SNB for a future bank branch within a New Shopping Center (as defined in the Developer Support Agreement), with such leases subject to certain conditions as further described in the Developer Support Agreement. During the term of the agreement (as same may be extended), The Villages Operating Companies and its affiliates shall not lease, sell or otherwise make available space that is generally intended to be operated primarily as a “Bank Branch” in any Existing Town Center or New Town Center (as defined in the Developer Support Agreement). The Villages Operating Companies and its affiliates also shall not lease, sell or otherwise make available space that is generally intended to be operated primarily as a “Bank Branch” in a New Shopping Center to any “Person” other than SNB or its affiliates (i) during the 90 days after delivery of the applicable development plan, and (ii) with respect to New Shopping Centers where SNB has entered into a lease for a future bank branch, for one year following execution of such lease. The parties also make commitments for a period of three years beginning on the effective date of the merger with respect to maintenance of certain Villages-affiliated primary depositary accounts and banking relationships, as well as the repricing of certain sweep repurchase accounts. This Developer Support Agreement is further described under the section entitled “The Merger Agreement — Developer Support Agreement.”

PROPOSAL 2: ADJOURNMENT OF THE VBI SPECIAL MEETING
VBI shareholders are being asked to approve the adjournment proposal.
If this adjournment proposal is approved, the VBI special meeting could be adjourned to any date. If the VBI special meeting is adjourned, VBI shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares of VBI common stock will be voted in favor of the adjournment proposal.
The adjournment proposal will be approved if the votes of VBI common stock cast in favor of the adjournment proposal, in person or by proxy at the special meeting, exceed the votes cast against the adjournment proposal.
THE VBI BOARD OF DIRECTORS RECOMMENDS THAT VBI SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE MERGER AGREEMENT
The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
The Merger and the Bank Merger
The boards of directors of Seacoast and VBI have each approved and adopted the merger agreement, which provides for the merger of VBI with and into Seacoast, with Seacoast as the surviving company in the Merger.
The merger agreement also provides that immediately after the effective time of the merger, Citizens First Bank, a wholly owned subsidiary of VBI, will merge with and into SNB, with SNB surviving the merger as the surviving bank in the merger. Each share of VBI common stock outstanding immediately prior to the effective time of the merger (excluding shares held by VBI, SNB, Citizens First Bank, Seacoast and their wholly-owned subsidiaries, and dissenting shares described below) shall be converted into the right to receive the merger consideration as described further below. Each share of Seacoast common stock outstanding immediately prior to the effective time of the merger will remain outstanding as one share of Seacoast common stock and will not be affected by the merger.
All shares of Seacoast common stock received by VBI shareholders in the merger will be freely tradable, except that shares of Seacoast common stock received by persons who become affiliates of Seacoast for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Similarly, any shares of Seacoast Series A non-voting convertible preferred stock received in the merger will be freely tradeable, subject to the same limitations under Rule 144 or other applicable provisions of the Securities Act for affiliates and also the terms of the Series A non-voting convertible preferred stock.
Holders of Seacoast Series A non-voting convertible preferred stock may convert such shares into Seacoast common stock in accordance with the terms set forth in the certificate of designations, or, if applicable, the Shareholders Agreement, and any resale of Seacoast common stock received upon conversion will also be subject to applicable securities laws.
Closing and Effective Time of the Merger
Seacoast and VBI will use their reasonable best efforts to cause the effective time to occur as soon as reasonably practicable, provided that the parties have agreed to cause the effective time to occur on a mutually agreeable date within ten business days following the date on which satisfaction or waiver of all closing conditions has occurred (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction and waiver thereof). On the closing date of the merger, the parties will file articles of merger with the Secretary of State of the State of Florida. The merger will take effect when the articles of merger become effective.
We currently expect that the merger will be completed in the fourth quarter of 2025, subject to the approval of the merger agreement by VBI shareholders, the approval of the bank merger agreement by certain bank regulators and subject to other conditions as described further in this proxy statement/prospectus. However, completion of the merger could be delayed if there is a delay in satisfying any other conditions to the merger. No assurance is made as to whether, or when, Seacoast and VBI will complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 82.
Merger Consideration
Under the terms of the merger agreement, each share of VBI common stock outstanding immediately prior to the effective time of the merger (excluding certain shares held by VBI, Seacoast and their wholly-owned subsidiaries, and dissenting shares described below) will be converted into the right to receive: (i) $1,000.00 in cash, (ii) 38.5000 shares of Seacoast common stock (the “exchange ratio”) or (iii) a 25% – 75% combination of cash and Seacoast common stock, at the shareholder’s election. The final election will be subject to a proration mechanism such that 25% of VBI shares of common stock will receive the cash consideration and 75% of VBI shares of common stock will receive the stock consideration. Additionally, holders of record have the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y (the “acting in concert group”), would result in such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “voting stock consideration limit”). In the event any such VBI shareholder’s acting in concert group would exceed the voting stock consideration limit, Seacoast Series A non-voting convertible preferred stock shall be issued in lieu of the excess amount of common shares to such VBI shareholder.
If VBI’s consolidated tangible shareholders’ equity as of the close of business on the fifth business day prior to the closing date is less than $459.9 million or Citizens First Bank’s general allowance for loan and lease losses is less than 1.76% of total loans and leases outstanding, then Seacoast will have the option to adjust the exchange ratio downward.
For each fractional share that would otherwise be issued, Seacoast will pay cash (without interest) in an amount equal to such fractional part of a share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock multiplied by the average daily volume weighted average price of Seacoast common stock on the NASDAQ Global Select Market for the ten (10) trading days ending on the trading day immediately prior to the determination date, less any applicable withholding taxes. The “determination date” is defined in the merger agreement as the later of the date on which the last required consent is obtained without regard to any requisite waiting period or the date on which VBI shareholder approval is obtained. No holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share. For purposes of determining any fractional share interest, all shares of VBI common stock owned by a shareholder of VBI shall be combined so as to calculate the maximum number of whole shares of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock issuable to such shareholder of VBI.
A VBI shareholder also has the right to obtain the fair value of his or her shares of VBI common stock in lieu of receiving the merger consideration by strictly following the appraisal procedures under the FBCA. Shares of VBI common stock outstanding immediately prior to the effective time of the merger and which are held by a shareholder who does not vote to approve the merger agreement and who properly demands the fair value of such shares pursuant to, and who complies with, the appraisal procedures under the FBCA are referred to as “dissenting shares.” Dissenting shares shall not be entitled to receive the applicable merger consideration unless and until such shareholder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the merger under the FBCA. See “The Merger — Appraisal Rights for VBI Shareholders” beginning on page 61.
If Seacoast or VBI change the number of shares of Seacoast common stock or VBI common stock outstanding prior to the effective time of the merger as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar recapitalization with respect to the Seacoast common stock or VBI common stock, then the merger consideration shall be appropriately and proportionately adjusted.
Based upon the closing sale price of the Seacoast common stock on the NASDAQ Global Select Market of $[      ] on [      ], 2025, the last practicable trading date prior to the printing of this proxy statement/prospectus, each share of VBI common stock will be entitled to be exchanged for total merger consideration with a value equal to approximately $[      ] per share.
The value of the shares of Seacoast common stock to be issued to VBI shareholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current sale prices for the Seacoast common stock. See “Risk Factors — Because the sale price of the Seacoast common stock will fluctuate, you cannot be sure of the value of the stock consideration that you will receive in the merger until the closing.”

Election and Proration Procedures
Election.
If you own VBI common stock, you will soon receive under separate cover an election form. The election form entitles the record holder of VBI common (excluding shares to be canceled or any dissenting shares) to elect, subject to the proration procedures described below, to receive for each such share (i) the per share cash consideration (a “cash election”); (ii) the per share stock consideration (a “stock election”); or (iii) a 25-75 combination of the per share cash consideration and the per share stock consideration (a “combination election”). In addition, each holder of record has the right to elect to receive 1/1000th share of Seacoast Series A non-voting convertible preferred stock for every share of VBI common stock, solely to the extent that, when aggregated with shares of Seacoast common stock to be received as part of the stock election or combination election or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y, would result in such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock as of immediately following the effective time, giving effect to the closing and the issuance of the merger consideration (the “Seacoast preferred stock consideration”). VBI shareholders and their acting in concert group that would receive Seacoast common stock in excess of the voting stock consideration limit will receive Seacoast preferred stock consideration in the amount of such excess. VBI shareholders Tracy Morse Dadeo CFB Trust uad 10/1/2019, Jennifer Morse Parr CFB Trust uad 10/1/2019 and Mark G. Morse CFB Trust uad 2/6/14 representing approximately 74% of VBI’s outstanding shares have agreed to elect to receive the Seacoast preferred stock consideration.
Holders of record of shares of VBI common stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple election forms, subject to certain certification requirements.
The election form will be mailed on a date that is not more than 45 and not less than 30 days prior to the anticipated closing date of the merger, or on a date as otherwise mutually agreed by Seacoast and VBI (the “mailing date”). The election form record date will be the close of business on the 5th business day prior to the mailing date.
An election form will be valid only if it is properly completed and delivered to the exchange agent on or before 5:00 p.m., Eastern Time, on the 25th day following the mailing date (the “election deadline”). The parties will issue a press release announcing the date of the election deadline no more than15 business days before, and at least 5 business days prior to, the election deadline.
Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the exchange agent prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of VBI common stock represented by such election form will be treated as non-electing shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of VBI common stock prior to the election deadline. The exchange agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive.
Non-Electing VBI Shareholders.
VBI shareholders who make no election or who do not make a valid election will be deemed not to have made an election. Shareholders not making an election will be deemed to have made a stock election with respect to such shares, subject to any proration or redesignation requirements and subject to the requirement to issue Seacoast preferred stock consideration in the event that issuing a certain number of shares of Seacoast common stock to the applicable holder would result in such holder owning more than 9.75% of the outstanding Seacoast common stock following the effective time, giving effect to the closing and the issuance of merger consideration in accordance with the merger agreement.
Proration.
The maximum number of shares of VBI common to be converted into the right to receive per share cash consideration for such shares (i.e., those shares subject to cash elections and those shares subject to the cash portion of combination elections) shall be 25% of the number of outstanding VBI common (excluding shares to be canceled and retired and any dissenting shares) (the “maximum cash election number”). The maximum number of shares of VBI common stock to be converted into the right to receive per share stock consideration for such shares (i.e., those shares subject to stock elections and those shares subject to the stock portion of combination elections) shall be 75% of the number of outstanding VBI common stock (excluding shares to be canceled and retired and any dissenting shares) (the “maximum stock election number”). The maximum cash election number and maximum stock election number are subject to waiver or modification and the issuance of the Seacoast preferred stock consideration in the event the voting stock consideration limit is reached with respect to any election.
The exchange agent shall effect the foregoing prorations not later than 10 business days after the election deadline, unless the effective time has not yet occurred, in which case as soon after the effective time as is reasonably practicable:
(i)
If, after the results of the election forms are calculated, the number of shares of VBI common stock to be converted into shares of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock exceeds the maximum stock election number, Seacoast shall cause the exchange agent to determine the number of stock election shares which must be redesignated as cash election shares in order to reduce the number of such shares to the maximum stock election number. All holders who have stock election shares shall, on a pro rata basis, have such number of their stock election shares redesignated as cash election shares so that the maximum stock election number is achieved; and

(ii)
If, after the results of the election forms are calculated, the number of shares of VBI common stock to be converted into cash exceeds the maximum cash election number, Seacoast shall cause the exchange agent to determine the number of cash election shares which must be redesignated as stock election shares in order to reduce the amount of such cash to the maximum cash election number. All holders who have cash election shares shall, on a pro rata basis, have such number of their cash election shares redesignated as stock election shares so that the maximum cash election number is achieved.

Notwithstanding the above, Seacoast may, in its sole discretion, direct at any time prior to the effective time that the redesignation and proration procedures be waived in whole or in part, including the maximum cash election number and the maximum stock election number, substituting such percentage limits as Seacoast shall designate; provided, however, that such actions would not adversely affect the merger from qualifying as a reorganization under Section 368(a) of the Code.
Exchange Procedures
Seacoast has appointed as the exchange agent under the merger agreement its exchange agent, Continental Stock Transfer and Trust Company. The merger agreement requires Seacoast to cause the exchange agent as promptly as practicable after the effective time and within five business days, to send to each former holder of shares of VBI common stock, but excluding the holders, if any, of dissenting shares, transmittal materials for use in exchanging such holder’s VBI certificates or electronic book-entry shares for the merger consideration. Upon surrender to the transfer agent of its certificates, a holder will be entitled to receive the merger consideration and any cash in lieu of a fractional share of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock to be issued.
Subject to law, following the surrender of any certificate or book-entry shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock issued in exchange for VBI common stock, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Seacoast common stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to shares of Seacoast common stock or Seacoast Series A non-voting convertible preferred stock with a record date after the effective time of the merger and with a payment date subsequent to surrender.
On or before the closing date, the stock transfer books of VBI will be closed and there will be no further transfers on the stock transfer books of VBI.

Organizational Documents of Surviving Holding Company and Surviving Bank; Directors and Officers
The organizational documents of Seacoast in effect immediately prior to the effective time of the merger shall be the organizational documents of the surviving company after the effective time of the merger, and the directors and officers of Seacoast immediately prior to the effective time of the merger shall continue as the directors and officers of Seacoast following the effective time of the merger.
In addition, the organizational documents of SNB in effect immediately prior to the effective time of the bank merger shall be the organizational documents of the surviving bank after the effective time of the bank merger. The directors and officers of SNB immediately prior to the effective time of the bank merger shall continue as the directors and officers of the surviving bank following the effective time of the bank merger.
Conduct of Business Pending the Merger
Pursuant to the merger agreement, VBI has agreed to certain restrictions on its activities until the effective time of the merger. In general, VBI and Citizens First Bank have agreed that, except as otherwise contemplated or permitted by the merger agreement, they will:
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conduct their business in the ordinary course consistent with past practice;

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use reasonable best efforts to maintain and preserve intact their business organization, employees and advantageous business relationships;

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maintain their books, accounts and records in the usual manner on a basis consistent with that previously employed; and

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provide Seacoast with VBI’s consolidated balance sheets (including related notes and schedules, if any), and related statements of operations and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) prepared for any periods subsequent to the date of the merger agreement.

Both Seacoast and VBI have agreed to take no action that would adversely affect or delay (i) the receipt of VBI shareholder approval of the merger agreement, (ii) the receipt of regulatory or governmental approvals required for the transactions contemplated by the merger agreement, (iii) the ability of either party to perform its respective covenants and agreements or (iv) the consummation of the transactions contemplated by the merger agreement.
VBI has also agreed that except as expressly contemplated or permitted by the merger agreement or required by law, or with the prior written consent of Seacoast’s chief executive officer or chief financial officer (or, in certain circumstances Seacoast’s chief credit officer or chief lending officer), which consent will not be unreasonably withheld or delayed, VBI and Citizens First Bank will not do any of the following:
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amend its organizational documents or any resolution or agreement concerning indemnification of its directors or officers;

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adjust, split, combine, subdivide or reclassify any capital stock;

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make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares its capital stock;

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grant any securities or obligations convertible into or exercisable for or giving any person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument;

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issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock;

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make any change in any instrument or contract governing the terms of any of its securities;

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make any investment in any other person, other than in the ordinary course of business or consistent with past practice or permitted by the merger agreement;

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charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of loans, discounts or financing leases or sell any asset held as other real estate owned (“OREO”) or other foreclosed assets for an amount less than its book value;

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terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claim that it may possess or waive any right of substantial value or discharge or satisfy any material noncurrent liability;

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enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies other than as required by applicable law or any policies imposed on it by any governmental authority;

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lend any money or pledge any of its credit in connection with any aspect of its business whether as guarantor, surety, issuer of a letter of credit or otherwise (except in the ordinary course of business consistent with past practices);

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mortgage or otherwise subject to any lien, encumbrance or other liability any of its assets (except in the ordinary course of business consistent with past practices);

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sell, assign or transfer any of its assets in excess of $50,000 in the aggregate (except in the ordinary course of business consistent with past practices and except for property held as OREO);

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incur any material liability, commitment, indebtedness or obligation or cancel, release or assign any indebtedness of any person or any claims against any person (except (i) in the ordinary course of business consistent with past practice or (ii) pursuant to contracts in force as of the date of the merger agreement and disclosed in the disclosure schedules attached thereto);

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transfer, agree to transfer or grant, or agree to grant a license to, any of its material intellectual property (other than in the ordinary course of business consistent with past practice);

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except in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short term indebtedness) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

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other than purchases of investment securities in the ordinary course of business or in consultation with Seacoast, restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

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terminate or waive any material provision of any contract other than normal renewals of contracts without materially adverse changes of terms or otherwise amend or modify any material contract;

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other than in the ordinary course of business and consistent with past practice or as required by benefit plans and contracts in effect as of the date of the merger agreement or as agreed to by the parties, (i) increase in any manner the compensation or fringe benefits of, or grant any bonuses to, any director, officer or employee, whether under a benefit plan or otherwise, (ii) pay any pension or retirement allowance not required by any existing benefit plan or contract to any director, officer or employee, (iii) become a party to, amend or commit itself to any benefit plan or contract (or any individual contracts evidencing grants or awards) or employment agreement, retention agreement or severance arrangement with or for the benefit of any director, officer or employee, (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, rights pursuant to any VBI stock plan, (v) make any changes to a benefit plan that are not required by law, or (vi) hire or terminate the employment of a chief executive officer, president, chief financial officer, chief risk officer, chief credit officer, internal auditor, general counsel or other officer holding the position of senior vice president or above or any employee with annual base salary and incentive compensation that is reasonably anticipated to exceed $150,000;

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settle any litigation, except in the ordinary course of business;

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revalue any of its or its subsidiaries’ assets or change any method of accounting or accounting practice used by it or its subsidiaries, other than changes required by GAAP or any regulatory authority;

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make, change or revoke any tax election;

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adopt or change any tax accounting method;

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file any amended tax return;

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settle or compromise any tax liability;

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enter into any closing agreement as described in Section 7121 of the Internal Revenue Code (or any similar provision of applicable law) or surrender any right to claim a refund of taxes or consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect to taxes;

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fail to timely pay any taxes (including estimated taxes);

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incur any material tax liability outside the ordinary course of business;

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prepare and file any tax return inconsistent with past practices;

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fail to timely file any tax returns that become due;

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knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied, except as may be required by applicable law;

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merge or consolidate with any other person;

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acquire assets outside of the ordinary course of business consistent with past practices from any other person with a value or purchase price in the aggregate in excess of $50,000, other than purchase obligations pursuant to contracts in effect prior to the execution of the merger agreement and set forth in the disclosure schedules attached to the merger agreement;

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enter into any contract that is material and would have been material had it been entered into prior to the execution of the merger agreement;

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make any adverse changes in the mix, rates, terms or maturities of its deposits or other liabilities, other than in the ordinary course of business and consistent with past practices;

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close or relocate any existing branch or facility;

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make any extension of credit that, when added to all other extensions of credit to a borrower and its affiliates, would exceed its applicable regulatory lending limits;

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make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies (subject to certain exceptions and thresholds, provided that Citizens First Bank may extend or renew credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of current loans);

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take any action that at the time of taking such action is reasonably likely to prevent, or would materially interfere with, the consummation of the merger;

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take any action, or refrain from taking any action, where such act or failure to act could reasonably be expected to prevent either the merger or the bank merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

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agree or commit to take any of the actions set forth above.

Company Shareholder Approval
VBI has agreed to call a meeting of its shareholders as soon as reasonably practicable after the registration statement on Form S-4 is declared effective by the SEC for the purpose of obtaining the approval of the merger agreement by the holders of at least a majority of the outstanding shares of VBI common stock and such other matters as the VBI board of directors may direct. VBI has further agreed to use its reasonable best efforts to cause such shareholder meeting to occur as soon as reasonably practicable.

Regulatory Matters
This proxy statement/prospectus forms part of a registration statement on Form S-4 which Seacoast has filed with the SEC. Seacoast has agreed to use all reasonable efforts to cause the registration statement to be declared effective as promptly as practicable after filing.
Each of Seacoast and VBI has agreed to use all reasonable best efforts to obtain all permits required by the securities laws, including state securities law or “blue sky” permits, necessary to carry out the transactions contemplated by the merger agreement and each of Seacoast and VBI has agreed to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.
Seacoast and VBI have agreed to use all respective reasonable best efforts to take, or cause to be taken, in good faith, all actions and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, to permit the consummation of the merger as promptly as practicable.
Seacoast and VBI will consult with each other with respect to the obtaining of all regulatory consents and other material consents advisable to consummate the transactions contemplated by the merger agreement, and each party will keep the other apprised of the status of material matters relating to the completion of the transactions contemplated by the merger agreement.
Seacoast and VBI have agreed to promptly furnish to each other copies of applications filed with all governmental authorities and copies of written communications received by such party from any governmental authorities with respect to the transactions contemplated by the merger agreement. Additionally, each of Seacoast and VBI has agreed to cooperate fully with and furnish information to the other party, and obtain all consents of, and give all notices to and making all filings with, all governmental authorities and other third parties that may be or become necessary for the performance of its obligations under the merger agreement and the consummation of the other transactions contemplated by the merger agreement.
In connection with seeking regulatory approval for the merger, Seacoast is not required to agree to any condition or consequence that would, after the effective time of the merger, have a material adverse effect on Seacoast or any of its subsidiaries, including VBI.
NASDAQ Listing
Seacoast has agreed to cause the shares of Seacoast common stock to be issued to the holders of VBI common stock in the merger to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.
Employee Matters
Following the effective time of the merger, Seacoast has agreed to maintain employee benefit plans and compensation opportunities for full-time active employees of VBI on the closing date of the merger (referred to below as “covered employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are available on a uniform and non-discriminatory basis to similarly situated employees of Seacoast or its subsidiaries (provided that in no event are covered employees eligible to participate in any closed or frozen plan of Seacoast or its subsidiaries and provided further that in no event is Seacoast required to take into account any retention arrangements or equity compensation when determining whether employee benefits are substantially comparable). Seacoast will give the covered employees full credit for their prior service with VBI for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by Seacoast in which covered employees may be eligible to participate and for all purposes under any welfare benefit plans, vacation plans, and similar arrangements maintained by Seacoast.
With respect to any Seacoast health, dental, vision or other welfare plan in which any covered employee is eligible to participate following the closing date of the merger, Seacoast or its applicable subsidiary must use its commercially reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to the covered employee to the extent the condition was, or would have been, covered under the VBI benefit plan in which the covered employee participated immediately prior to the effective time of the merger; and (ii) recognize any health, dental, vision or other welfare expenses incurred by the covered employee in the year that includes the closing date of the merger for purposes of any applicable deductible and annual out-of-pocket expense requirements.
If, within six months after the effective time of the merger, any covered employee (other than those who receive certain payments or retention benefits pursuant to agreements with VBI) is terminated by Seacoast or its subsidiaries other than “for cause” or as a result of a death, disability or unsatisfactory job performance, then Seacoast will pay severance to the covered employee in an amount equal to its severance policies.
Indemnification and Directors’ and Officers’ Insurance
From and after the effective time of the merger, Seacoast has agreed to indemnify, defend and hold harmless the present and former directors and officers of VBI against any liability, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation arising in whole or in part out of, or pertaining to the fact that such person is or was a director, officer or employee of VBI or its subsidiaries, or the merger agreement or any of the transactions contemplated by the merger agreement, to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the organizational documents of VBI and the FBCA. All existing rights to indemnification and all existing limitations on liability existing in favor of the directors, officers and employees of VBI as provided in its organizational documents shall survive the merger and continue in full force and effect and shall be honored by Seacoast.
For a period of no less than six years after the effective time of the merger, Seacoast will provide directors’ and officers’ liability insurance that serves to reimburse the officers and directors of VBI at or prior to the effective time of the merger with respect to claims against them arising from facts or events occurring at or before the effective time of the merger (including the transactions contemplated by the merger agreement). The directors’ and officers’ liability insurance will contain at least the same coverage and amounts and contain terms and conditions no less advantageous to the indemnified person as the coverage currently provided by VBI provided, however, that Seacoast may substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such VBI policy.
Third Party Proposals
VBI has agreed that it will not, and will cause its directors, officers, employees and representatives and affiliates not to: initiate, solicit, knowingly encourage or facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide to any person any confidential or nonpublic information or data or have or participate in any discussions with any person relating to, any (i) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving VBI or its subsidiaries, (ii) tender or exchange offer, that if consummated, would result in any third-party owning 25% or more of any class of equity or voting securities of VBI or Citizens First Bank, (iii) acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of VBI and its subsidiaries or 25% or more of any class of equity or voting securities of VBI or Citizens First Bank, or (iv) other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the merger or that could reasonably be expected to dilute materially the benefits to Seacoast of the transactions contemplated by the merger agreement (items (i)-(iv) collectively referred to as an “acquisition proposal”).
However, the merger agreement provides that at any time prior to the approval of the merger agreement by the VBI shareholders, if VBI receives an unsolicited acquisition proposal that does not violate the “no shop” provisions in the merger agreement and VBI board of directors concludes in good faith that there is a reasonable likelihood that such proposal constitutes or is reasonably likely to result in a superior proposal (as defined below), then VBI may furnish non-public information or data to the third party making the acquisition proposal and participate in such negotiations or discussions with the third party making the acquisition proposal regarding such proposal, if the VBI board of directors determines in good faith (and based upon the written advice of its outside counsel) that failure to take such actions would result in a breach of its fiduciary obligations to the VBI shareholders under applicable law and if VBI enters into a confidentiality agreement with such third party. VBI must promptly advise Seacoast in writing within twenty-four hours following receipt of any acquisition proposal and the substance of such proposal and must keep Seacoast apprised of any related developments, discussions and negotiations (including the terms and conditions of the acquisition proposal) on a current basis.
A “superior proposal” means any bona fide, unsolicited, written “acquisition proposal” for at least a majority of the outstanding shares of VBI common stock on terms that the VBI board of directors concludes in good faith to be more favorable to the shareholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement (including taking into account the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by the merger agreement in response to such proposal), (i) after receiving the written advice of its financial advisor, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms set forth in the merger agreement) and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of the proposal and any other relevant factors permitted under applicable law, is more favorable to the VBI shareholders from a financial point of view than the merger (including the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by the merger agreement).
The merger agreement generally prohibits VBI’s board of directors from making a change in recommendation (i.e., from withdrawing or modifying in a manner adverse to Seacoast the recommendation of the VBI board of directors set forth in this proxy statement/prospectus that the VBI shareholders vote to approve the merger agreement, or from making or causing to be made any third party or public communication proposing or announcing an intention to withdraw or modify in a manner adverse to Seacoast such recommendation). At any time prior to the approval of the merger agreement by the VBI shareholders, however, the VBI board of directors may effect a change in recommendation in response to a bona fide, unsolicited, written acquisition proposal that the VBI board of directors concludes in good faith that there is a reasonable likelihood that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal and if the board concludes in good faith (and based upon the written advice of its outside legal counsel) that the failure to accept such superior proposal would result in a breach of its fiduciary obligations to VBI shareholders under applicable law, then the board may terminate the merger agreement and enter into a definitive agreement with respect to such superior proposal.
The VBI board of directors may not make a change in recommendation, or terminate the merger agreement to pursue a superior proposal, unless: (i) VBI has not breached any of the provisions of the merger agreement relating to third party acquisition proposals in any respect; (ii) the VBI board of directors determines in good faith (after consultation with outside legal counsel and its financial advisors) that such superior proposal continues to be or is reasonably expected to continue to be a superior proposal (after taking into account all adjustments to the terms of the merger agreement offered by Seacoast); (iii) VBI has given Seacoast at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any superior proposal including the identity of the person making such superior proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such superior proposal; and (iv) before effecting such change in recommendation, VBI has negotiated and has caused its representatives to negotiate in good faith with Seacoast during the notice period (to the extent Seacoast wishes to negotiate) to enable Seacoast to revise the terms of the merger agreement so that such superior proposal no longer constitutes a superior proposal. In the event of any material change to the terms of a superior proposal, VBI shall be required to deliver a new written notice to Seacoast and the four business day negotiation period with Seacoast shall have recommenced.
If the VBI board of directors makes a change in recommendation, if VBI terminates the merger agreement to enter into an agreement with respect to a superior proposal, or if VBI’s shareholders do not approve the merger agreement and VBI enters into an agreement with respect to an acquisition proposal within twelve months from the date the merger agreement is terminated, VBI could be required to pay Seacoast a termination fee of $31.4 million in cash. See “The Merger Agreement  —  Termination,” and “The Merger Agreement  —  Termination Fee.”

Approval of 280G Payments
In the event that the execution of the merger agreement and the consummation of the transactions contemplated thereby would entitle any person who is a “disqualified individual” to a “parachute payment” (as such terms are defined in Section 280G of the Internal Revenue Code and the regulations promulgated thereunder) absent approval by the VBI shareholders, then VBI has agreed to take all necessary actions (including obtaining any required waivers or consents from each disqualified individual) to submit to a shareholder vote in a manner that satisfies the shareholder approval requirements for exemption under Section 280G of the Internal Revenue Code and the regulations promulgated thereunder, the right of each disqualified individual to receive or retain, as applicable, any payments and benefits to the extent necessary so that no payment or benefit received by such disqualified person shall be deemed a parachute payment. Such vote will establish the disqualified individual’s right to the payment or benefits.
Systems Integration; Operating Functions
From and after the date of the merger agreement, VBI shall and shall cause Citizens First Bank and its directors, officers and employees to and shall make all commercially reasonable best efforts (without undue disruption to their business) to cause Citizens First Bank’s data processing consultants and software providers to, cooperate and assist VBI and Seacoast in connection with an electronic and systems conversion of all applicable data of VBI and Citizens First Bank to the Seacoast systems, including the training of VBI and Citizens First Bank employees during normal banking hours. Additionally, VBI shall provide Seacoast access to its data files to facilitate the conversion process, including but not limited to (i) sample data files with data dictionary no later than 30 days following the date of the merger agreement, (ii) a full set of data files, including electronic banking and online bill payment data, for mapping and mock conversion no later than 180 days prior to the targeted conversion date as determined by Seacoast, (iii) a second full set of data files from which to establish CIS records, deposit shells, electronic banking accounts, bill payment, payees and order debit cards no later than 45 days prior to the targeted conversion date, and (iv) a final set of data files no later than the date of the targeted conversion date. VBI shall coordinate and participate in regular meetings between data processing vendors and Seacoast representatives, to begin within 30 days following the date of the merger agreement, to facilitate system integration. Prior to the effective time, VBI shall take any action that Seacoast may reasonably request to facilitate the combination of the operations of the respective banks and VBI shall allocate and apply resources with appropriate expertise and authority to effectuate such requests. VBI shall cooperate with Seacoast in connection with the planning for the efficient and orderly combination of the parties and the operation of SNB after the merger, and in preparing for the consolidation of appropriate operating functions to be effective at the effective time of the merger, or such later time as may be decided by Seacoast. VBI shall provide office space and support services in connection with the foregoing, and senior officers of VBI and Seacoast shall meet from time to time as VBI or Seacoast may reasonably request, to review the financial and operational affairs of VBI and its subsidiaries, and VBI shall give due consideration to Seacoast’s input on such matters, with the understanding that, neither Seacoast nor SNB will be permitted to exercise control of VBI or Citizens First Bank prior to the effective time of the merger and VBI and Citizens First Bank shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws. VBI will be responsible for all conversion and deconversion fees and expenses, regardless of whether the merger becomes effective.
Representations and Warranties
The merger agreement contains generally customary representations and warranties of Seacoast and VBI relating to their respective businesses. The representations and warranties of each of Seacoast and VBI have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:
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have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

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will not survive consummation of the merger;

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may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•
are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•
were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by Seacoast and VBI to each other primarily relate to:
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corporate organization, existence, power and standing;

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corporate authorization to enter into the merger agreement and to consummate the merger;

•
absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

•
regulatory approvals required in connection with the merger;

•
capitalization;

•
ownership of subsidiaries;

•
financial statements;

•
legal proceedings;

•
compliance with laws and the absence of regulatory agreements;

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reports filed with governmental entities, including, in the case of Seacoast, the SEC;

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Community Reinvestment Act compliance;

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absence of any actions or any fact or circumstance that would prevent the merger from qualifying as a “reorganization” within the meaning of the Code or materially impede or delay the receipt of any required regulatory consent;

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accuracy of the information supplied by each party for inclusion or incorporation by reference in this proxy statement/prospectus; and

•
fees paid to financial advisors.

VBI has also made representations and warranties to Seacoast with respect to:
•
absence of a material adverse effect on VBI since January 1, 2025 and absence of certain other actions, changes or events;

•
tax matters;

•
environmental matters;

•
employee benefit plans and labor relations;

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material contracts;

•
intellectual property;

•
loan and investment portfolios;

•
adequacy of allowances for losses;

•
loans to executive officers and directors;

•
privacy of customer information;

•
technology systems;

•
maintenance of insurance policies;

•
corporate documents;

•
the inapplicability to the merger of state takeover laws;

•
real and personal property;

•
investment advisory, insurance and broker-dealer matters;

•
information security;

•
investment securities and commodities;

•
Volcker Rule;

•
opinion of financial advisor;

•
transactions with affiliates;

•
derivative transactions;

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trust business and administration of fiduciary accounts;

•
cryptocurrency lines of business; and

•
sanctions, anti-money laundering and anti-corruption laws.

Additionally, Seacoast has also made a representation and warranty to VBI with respect to the legality of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock to be issued in connection with the merger.
Certain of the representations and warranties of VBI and Seacoast are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, the term “material adverse effect” means, with respect to VBI and Seacoast, any change, event, development, violation, inaccuracy or circumstance the effect, individually or in the aggregate, of which is or is reasonably likely to (i) have a material adverse impact on the condition (financial or otherwise), property, business, assets (tangible or intangible) or results of operations or prospects of such party taken as a whole, or (ii) prevent or materially impair, or would be reasonably likely to prevent or materially impair, the ability of such party to perform its obligations under the merger agreement or to timely consummate the merger, the bank merger or the other transactions contemplated by the merger agreement. The definition of “material adverse effect” excludes: (A) the impact of actions and omissions of a party (or its subsidiaries) taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; (B) changes after the date of the merger agreement in GAAP or regulatory accounting requirements generally applicable to banks and their holding companies; (C) changes after the date of the merger agreement in laws, rules or regulations or interpretations of laws, rules or regulations by governmental authorities of general applicability to banks and their holding companies; and (D) changes after the date of the merger agreement in general economic or market conditions in the United States or any state or territory, in each case generally affecting banks and their holding companies, except, with respect to (B), (C) and (D), if the effects of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such party and its subsidiaries, taken as a whole, as compared to other banks and their holding companies.
Conditions to Completion of the Merger
Mutual Closing Conditions.   The obligations of Seacoast and VBI to complete the merger are subject to the satisfaction of the following conditions:
•
the approval of the merger agreement by VBI shareholders;

•
all regulatory approvals from the Federal Reserve, the OCC, and any other regulatory approval required to consummate the merger and the bank merger shall have been obtained and remain in full force and effect and all statutory waiting periods shall have expired, and such approvals or consents shall not be subject to any conditions or consequences that would have a material adverse effect on Seacoast or any of its subsidiaries after the effective time of the merger and the bank merger, including VBI and Citizens First Bank;

•
the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger or the other transactions contemplated by the merger agreement;

•
the effectiveness of the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act of 1933, as amended, and no order suspending such effectiveness having been issued;

•
the authorization for listing on the NASDAQ Global Select Market of the shares of Seacoast common stock to be issued in the merger;

•
the accuracy of the other party’s representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement) other than, in most cases, inaccuracies that would not reasonably be likely to have a material adverse effect on such party;

•
the performance and compliance in all material respects by the other party of its respective obligations under the merger agreement;

•
the receipt by each party of corporate authorizations and other certificates from the other party; and

•
the absence of any event which has had or is reasonably likely to have a material adverse effect on the other party.

Additional Closing Conditions to the Obligations of Seacoast.   In addition to the mutual closing conditions, Seacoast’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:
•
VBI’s receipt of all consents required as a result of the transactions contemplated by the merger agreement pursuant to VBI’s material contracts;

•
the holders of no more than 5% of VBI common stock, collectively, shall have exercised their dissenters’ rights under the applicable statute;

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all outstanding VBI equity awards shall have been terminated and VBI’s board of directors shall have terminated the VBI stock plans;

•
the completion of certain items set forth on the Seacoast disclosure schedule;

•
receipt by Seacoast of an opinion of its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•
receipt by VBI of an opinion of its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•
the receipt of executed claims letters and restrictive covenant agreements from certain shareholders, executive officers and/or directors of VBI and Citizens First Bank (which claims letters and agreements were executed on May 29, 2025);

•
the delivery of a non-foreign affidavit by VBI;

•
VBI shall have taken all actions necessary to prevent certain payments and benefits received by executives of VBI in connection with the merger from being deemed a parachute payment as defined in Section 280G of the Code;

•
the receipt (and non-repudiation) of a copy of the fully executed Shareholders Agreement (which agreement was executed on May 29, 2025); and

•
the receipt (and non-repudiation) of a copy of the fully executed Developer Support Agreement (which agreement was executed on May 29, 2025 and amended and restated on July 23, 2025).

Termination
The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval of the merger agreement by VBI shareholders, as follows:

•
by mutual consent of the board of directors of VBI and the board of directors or executive committee of the board of directors of Seacoast; or

•
by the board of directors of either Seacoast or VBI, if there is a breach by the other party of any representation, warranty, covenant or other agreement set forth in the merger agreement, that would, if occurring or continuing on the closing date, result in the failure to satisfy the closing conditions of the party seeking termination and such breach cannot be or is not cured within 30 days following written notice to the breaching party or which breach cannot be cured prior to June 1, 2026; or

•
by the board of directors of either Seacoast or VBI, if a requisite regulatory consent has been denied and such denial has become final and non-appealable; or

•
by the board of directors of either Seacoast or VBI, if the VBI shareholders fail to approve the merger agreement at a duly held meeting of such shareholders or any adjournment or postponement thereof; or

•
by the board of directors of either Seacoast or VBI, if the merger has not been completed by June 1, 2026, unless the failure to complete the merger by such date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement; or

•
by the board of directors of Seacoast, if (i) the VBI board of directors withdraws, qualifies or modifies their recommendation that the VBI shareholders approve the merger agreement in a manner adverse to Seacoast, or resolves to do any of the foregoing, (ii) VBI fails to substantially comply with any of the provisions of the merger agreement relating to third party acquisition proposals, or (iii) VBI’s board of directors recommends, endorses, accepts or agrees to a third party acquisition proposal; or

•
by the board of directors of VBI, in order to enter into an agreement relating to a superior proposal in accordance with the provisions of the merger agreement relating to third party acquisition proposals (provided that VBI has not materially breached any such provisions); or

•
by the board of directors of Seacoast, if holders of more than 5% in the aggregate of VBI common stock have voted such shares against the merger agreement or the merger at the VBI special meeting and have given notice of their intent to exercise their dissenters’ rights in accordance with the FBCA.

Termination Fee
VBI will owe Seacoast a $31.4 million termination fee if:
•
(i) either party terminates the merger agreement in the event that approval by the shareholders of VBI is not obtained at a meeting at which a vote was taken; or (ii) Seacoast terminates the merger agreement (a) as a result of a willful breach of a covenant or agreement by VBI or Citizens First Bank; (b) because VBI has withdrawn, qualified or modified its recommendation to shareholders in a manner adverse to Seacoast; or (c) because VBI has failed to substantially comply with the no-shop covenant or its obligations under the merger agreement by failing to hold a special meeting of VBI shareholders; and

•
(1) VBI receives or there is a publicly announced third party acquisition proposal that has not been formally withdrawn or abandoned prior to the termination of the merger agreement; and (2) within 12 months of the termination of the merger agreement, VBI either consummates a third party acquisition proposal or enters into a definitive agreement or letter of intent with respect to a third party acquisition proposal; or

•
Seacoast terminates the merger agreement as a result of the board of directors of VBI recommending, endorsing, accepting or agreeing to a third-party acquisition proposal; or

•
VBI terminates the merger agreement because the board of directors of VBI has determined in accordance with the provisions in the merger agreement relating to acquisition proposals that a superior proposal has been made and has not been withdrawn and none of VBI or its representatives has failed to comply in all material respects with the terms of merger agreement relating to third party acquisition proposals.

Except in the case of a willful breach of the merger agreement, the payment of the termination fee will fully discharge VBI from any losses that may be suffered by Seacoast arising out of the termination of the merger agreement.
Waiver; Amendment
The merger agreement, including the disclosure letters and exhibits, may be amended at any time before the effective time of the merger, by subsequent writing signed by each of the parties, whether before or after the VBI shareholders have approved the transactions contemplated by the merger agreement, except to the extent that any such amendment would require the approval of the shareholders, unless such required approval is obtained.
The merger agreement, including the disclosure letters and exhibits, may be amended at any time before or after approval of the matters presented in connection with the merger by VBI, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the merger agreement by the VBI shareholders, there may not be, without further approval of the VBI shareholders, any amendment of the merger agreement that requires the approval of VBI shareholders.
At any time prior to the effective time of the merger, the parties may, to the extent legally allowed: (i) waive any default in the performance of any term of the merger agreement by the other party; (ii) waive or extend the time for the compliance or fulfillment of any of the obligations or other acts of the other party; and (iii) waive any or all of the conditions precedent to the obligations contained in the merger agreement on the part of the other party. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party by a duly authorized officer of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.
Expenses
Regardless of whether the merger is completed, all expenses incurred in connection with the merger, the merger agreement and other transactions contemplated thereby will be paid by the party incurring the expenses, except that Seacoast has paid the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and will pay any other filing fees with the SEC in connection with the merger and Seacoast will pay one half of the costs and expenses of printing and mailing this proxy statement/prospectus.
Shareholders Agreement
General.   Concurrent with the execution of the merger agreement, Mark Morse, Jennifer Morse Parr, and Tracy Morse Dadeo (the “Shareholders Group”), who, individually or through trusts, represent approximately 75% of VBI’s outstanding shares, entered into a Shareholders Agreement with Seacoast governing the rights with respect to ownership of Seacoast common stock and Seacoast Series A non-voting convertible preferred stock. The Shareholders Agreement provides that for so long as such holders and any affiliates or immediate family members (the “Acting in Concert Group”) collectively own 5% or more of the outstanding Seacoast common stock (and any securities convertible into such common stock) from the date of the closing of the merger, must refrain from acquiring shares of Seacoast common stock in excess of the 9.75% common stock ownership limit.
Term, Breach, and Termination.   The Shareholders Agreement is effective until such time that the Acting in Concert Group beneficially owns fewer than 5% of the shares of Seacoast common stock (and any securities convertible into such common stock) then outstanding for a period of 120 consecutive calendar days; provided that any permitted transferee may elect to terminate the Shareholders Agreement as to that permitted transferee if the permitted transferee beneficially owns less than one percent (1%) of the shares of Seacoast common stock then outstanding, and if a permitted transferee so terminates the Shareholders Agreement, such permitted transferee shall not be included in the Acting in Concert Group. The Shareholders Agreement contains mutual notice and cure provisions in the event of a breach by either party. The Shareholders Agreement terminates automatically at the end of the term described above, in the event of a breach (subject to notice and cure), and by mutual agreement of the parties.

Negative Covenants.   The VBI shareholders entering into the Shareholders Agreement have agreed to expansive negative covenants limiting their ability to influence or control Seacoast by means of, among other things, (1) ownership or voting (including the 9.75% cap), (2) conversion of Seacoast Series A non-voting convertible preferred stock, (3) private sales of stock, (4) effecting Seacoast change of control transactions or influencing the board/management of Seacoast, (5) participating in a solicitation or voting against a Seacoast proposal or director nominee, (6) entering into a voting trust agreement (or the like), (7) participation in litigation against Seacoast or (8) seeking to have a VBI representative serve as an officer of Seacoast.
Notwithstanding the above, the Shareholders Group are not prohibited from: (1) initiating and/or engaging in private discussions with, and submitting non-public, confidential proposals to, Seacoast/management with respect to any issue or topic involving the business or operations or Seacoast, (2) initiating and/or engaging in private discussions with and among the other Shareholders Group (and certain others) with respect to any issue or topic involving the business or operations of Seacoast or (3) making any confidential request to Seacoast seeking an amendment or waiver of the provisions of the Shareholders Agreement, in each case so long as such proposals or requests do not require public disclosure.
Restrictions on Conversion.   The Shareholders Agreement further provides that no holder of Seacoast Series A non-voting convertible preferred stock may convert its Seacoast Series A non-voting convertible preferred stock if giving effect to such conversion, the Acting in Concert Group beneficially would own more than 9.75% of the then-outstanding shares of Seacoast common stock and other Seacoast voting stock.
Affirmative Covenants.   The Shareholders Group also agree to effectuate the following during the term of the Shareholders Agreement:
•
To review and periodically report to Seacoast that the holders, collectively with the Acting in Concert Group, own no more than 9.75% of the then-outstanding Seacoast common stock, calculated pursuant to Regulatory Controls Standards (as defined in the Shareholders Agreement); and

•
To not disparage Seacoast, its board of directors, officers or employees.

Private Sale Rights; Permitted Sale Rights.
•
A shareholder may sell or transfer up to 0.5% shares of Seacoast’s outstanding common stock without Seacoast’s approval (“Private Sale”), provided such shareholder first offers to sell such shares to Seacoast on the same terms as the proposed Private Sale. Shareholders may, however, sell or transfer such shares to certain permitted transferees, subject to such transferees becoming party to the Shareholders Agreement.

•
Shareholders may collectively sell Seacoast common stock without Seacoast’s prior approval through a broker-dealer in an aggregate amount up to 750,000 shares per calendar month (a “Permitted Sale”), provided that no shareholder may make a Permitted Sale prior to the 90-day anniversary of the Closing Date.

Mandatory Registration Rights.
•
Seacoast shall use its reasonable best efforts to file a shelf registration statement with the SEC (the “Mandatory Registration”), within 90 days following closing of the merger with VBI with respect to the resale from time to time, whether underwritten or otherwise, of any Seacoast Series A non-voting convertible preferred stock or Seacoast common stock held by the holders of Seacoast Series A non-voting convertible preferred stock (the “Registrable Securities”).

•
The Holders of at least a majority of the Registrable Securities shall be entitled to make one (1) written request to Seacoast in any calendar year to distribute Registrable Securities registered pursuant to the Mandatory Registration by means of an underwriting or underwritten takedown if the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $40,000,000, but (unless the holders receive the prior written consent of Seacoast) would be no greater than ten percent (10%) of the then-outstanding market capitalization of Seacoast.

•
Seacoast shall not be required to effect a Mandatory Registration under certain limited corporate circumstances; provided that such right to delay a request shall be exercised by Seacoast not more than once in any twelve (12)-month period.

Piggyback Registrations.
•
Holders of Registrable Securities are permitted to participate in connection with Seacoast’s filing of any registration statement under the Securities Act for purposes of a public offering of securities of Seacoast, subject to certain limitations imposed by the managing underwriters, in which case, the number of shares that may be included in such underwriting will be allocated first to Seacoast; second, to all holders Registrable Securities who are entitled to participate and who have elected to participate in the offering, on a pro rata basis based upon the total number of shares held by each such participating holder that are subject to piggyback registration rights; and third, to any other shareholder of Seacoast on a pro rata basis.

Developer Support Agreement
Parties.   The Developer Support Agreement (the “Developer Support Agreement”) is between The Villages Operating Company, The Villages Development Operating Company, LLC (collectively, “The Villages Operating Companies”) and SNB; The Villages Land Holding Company, LLC (“VLH”), Holding Company of The Villages, Inc. (“HCV”) and The Villages Development Holding Company, LLC (“VDH”) join in the Developer Support Agreement for the limited purpose of certain covenants regarding depositary accounts and sweep repurchase accounts (summarized below).
Term and Extension.   The initial “Term” of the Developer Support Agreement runs from the date of closing of the merger (the “Effective Date”) until the date that is 10 years after the Effective Date, subject to automatic extension by two consecutive 5-year extension periods unless the Developer Support Agreement is earlier terminated by mutual agreement of the parties, as the result of an uncured default by The Villages Operating Companies or SNB, or if SNB does not satisfy certain benchmarks regarding semi-annual certification of compliance with banking regulations, financial ratings and, within the first 5 years of the Term only, customer service levels.
Covered Geography.   The Developer Support Agreement covers the tracts and parcels located in the Florida counties of Lake, Sumter and Marion comprising the community generally known as “The Villages”, as such community may be expanded in a contiguous manner within Central Florida (the “Covered Geography”).
Priority Period — Town Center.   During the period running from the Effective Date until the 10th anniversary of the Effective Date (the “Priority Period”), before or promptly after it finalizes a “Development Plan” (all such plans will include an outparcel site with road frontage for a “Future Bank Branch”) for a proposed newly constructed commercial center generally consistent to various “Existing Town Centers” within the Covered Geography (a “New Town Center”), The Villages Operating Companies will deliver a copy of the Development Plan to SNB and negotiate in good faith a ground lease with SNB for a Future Bank Branch within the New Town Center.
Priority Period — Shopping Center.   During the Priority Period, before or promptly after entering into a lease with the anchor tenant for a proposed newly constructed grocery-anchored shopping center within the Covered Geography (a “New Shopping Center”), The Villages Operating Companies will deliver a copy of the Development Plan for the New Shopping Center to SNB and negotiate in good faith a ground lease with SNB for a Future Bank Branch within the New Shopping Cetner.
Terms of Subsequent Ground Leases.   Each ground lease for a Future Bank Branch within a New Town Center or New Shopping Center will contain terms substantially similar to the terms of the form ground lease attached to the Developer Support Agreement, but shall in all events be triple-net and include base rent of $100,000 per acre as of the Effective Date (which base rent shall increase proportionately based on increases in the CPI Index with a cap of 4% per annum).
Lease Negotiation Period.   If SNB fails to enter into a ground lease for a Future Bank Branch within 90 days after delivery of the applicable Development Plan (the “Lease Negotiation Period”), or if SNB ceases operations with the public from any Bank Branch in an existing commercial center within the Covered Geography in violation of its lease, then The Villages Operating Companies shall not be bound by any prohibitions or restrictions in favor of SNB set forth in the Developer Support Agreement within the applicable New Town Center, New Shopping Center, or existing commercial center.
Exclusivity — New Shopping Center.   The Villages Operating Companies and its Affiliates shall not lease, sell or otherwise make available space that is generally intended to be operated primarily as a “Bank Branch” in a New Shopping Center to any “Person” other than SNB or its Affiliates (i) during the Lease Negotiation Period, and (ii) with respect to New Shopping Centers where SNB has entered into a ground lease for a Future Bank Branch, for one (1) year following execution of such lease.
Exclusivity — Commercial Center.   During the Term of the Developer Support Agreement (as same may be extended), The Villages Operating Companies and its Affiliates shall not lease, sell or otherwise make available space that is generally intended to be operated primarily as a “Bank Branch” in any Existing Town Center or New Town Center.
Maintenance of Accounts and Sweep Repricing.   From the Effective Date until at least the 3-year anniversary of the Effective Date, unless otherwise consented to in writing by SNB in its sole discretion: (i) HCV, VLH and VDH shall each maintain with SNB or its Affiliates their respective primary depositary accounts and banking relationships consistent with past practice; and (ii) VDOC and SNB each agree that certain sweep repurchase accounts having a value of approximately $95MM will reprice to a market rate of Federal Funds Rate, less 200 basis points.
Regulatory Certification.   From 6 months after the Closing Date and semiannually thereafter, SNB must certify that SNB remains (i) in compliance with all applicable banking regulations in all material respects and (ii) “well capitalized.”
Termination Rights.
•
By mutual written agreement of the parties.

•
By The Villages Operating Companies if SNB breaches the Developer Support Agreement and does not cure within the applicable period.

•
By SNB if The Villages Operating Companies breaches the Developer Support Agreement and does not cure within the applicable period.

•
By either party in the event of bankruptcy event of the other party.

•
By The Villages Operating Companies if SNB’s BauerFinancial star rating falls below three and a half stars (such minimum star rating or a comparable termination threshold if a replacement rating system is adopted by the parties.

•
By The Villages Operating Companies from the 5th anniversary of the Effective Date until the Developer Support Agreement is terminated or expires if (i) The Villages Operating Companies determines, in good faith, that (A) there has been a significant decline in the satisfaction of SNB’s customers or in the quality of retail banking services provided by SNB within the Covered Geography, or (B) that The Villages Operating Companies or any of its properties has suffered material reputational harm as a result of such declines (each a “Service Level Decline”), and (ii) the circumstances that caused the Service Level Decline are either not curable prior to the expiration of the then current Term or are not cured within 90 days after The Villages Operating Companies notifies SNB.

•
By The Villages Operating Companies from the 5th anniversary of the Effective Date through the remaining term of the Developer Support Agreement, in the event of any “SNB Change in Control” (as defined in the Developer Support Agreement).The Villages Operating Companies will not have the right to terminate the Developer Support Agreement with regards to any SNB Change in Control that occurs prior to the 5th anniversary of the Effective Date.

COMPARISON OF SHAREHOLDERS’ RIGHTS
Seacoast and VBI are each incorporated under the laws of the State of Florida and, accordingly, the rights of their shareholders are governed by Florida law and their respective articles of incorporation and bylaws. After the merger, each share of VBI common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration, which will consist of Seacoast common stock, Seacoast Series A non-voting convertible preferred stock and cash. As a result, the rights of former shareholders of VBI who receive shares of Seacoast common stock and/or Seacoast Series A non-voting convertible preferred stock in the merger will be determined by reference to Seacoast’s articles of incorporation and bylaws and Florida law. Set forth below is a description of the material differences between the rights of the shareholders of each of VBI and Seacoast. The following summary does not include a complete description of all differences between the rights of the shareholders of VBI and Seacoast, nor does it include a complete discussion of the respective rights of the shareholders of VBI and Seacoast.
The following summary is qualified in its entirety by reference to the Florida Business Corporation Act, or the FBCA, Seacoast’s articles of incorporation and bylaws and VBI’s articles of incorporation and bylaws. Seacoast and VBI urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the FBCA, Seacoast’s articles of incorporation and bylaws and VBI’s articles of incorporation and bylaws and each other document referred to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of Seacoast shareholders and the rights of VBI shareholders. VBI will send copies of its articles of incorporation and bylaws to you, without charge, upon your request. Seacoast’s articles and bylaws are filed as exhibits to its Form 10-K, filed on February 25, 2025, and are incorporated by reference herein. See the section entitled “Where You Can Find Additional Information” beginning on page i of this proxy statement/prospectus.
	VBI	SEACOAST
Capital Stock	Holders of VBI common stock are entitled to all the rights and obligations provided to capital shareholders under the FBCA and VBI’s articles of incorporation and bylaws.	Holders of Seacoast capital stock are entitled to all the rights and obligations provided to capital shareholders under the FBCA and Seacoast’s articles of incorporation and bylaws.
Authorized	VBI’s authorized capital stock consists of 3,000,000 shares of common stock, par value $5.00 per share.	Seacoast’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.10 per share, and 4,000,000 shares of preferred stock, stated value $0.10 per share.
Outstanding	As of August 13, 2025, there were 733,312 shares of VBI common stock outstanding.	As of July 31, 2025, there were 87,854,715 shares of Seacoast common stock outstanding and no shares of Seacoast preferred stock outstanding.
Voting Rights	Holders of VBI common stock shall be entitled to one vote for each share held.	Holders of Seacoast common stock generally are entitled to one vote per share in the election of directors and on all matters submitted to a vote at a meeting of shareholders.
Cumulative Voting	No shareholder has the right of cumulative voting in the election of directors.	No shareholder has the right of cumulative voting in the election of directors.

	VBI	SEACOAST
Dividends
Under the FBCA, a corporation may make a distribution, unless after giving effect to the distribution:
•
The corporation would not be able to pay its debts as they come due in the usual course of business; or

•
The corporation’s assets would be less than the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

In addition, under Federal Reserve policy, a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce its dividends if:
•
its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•
its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•
it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Holders of Seacoast common stock are subject to the same provisions of the FBCA and the Federal Reserve Policy adopted in 2009.
Number of Directors	VBI’s bylaws provide that the number of directors serving on the VBI board of directors shall be such number as determined from time to time by action of the directors. The number of directors may be increased or decreased from time to time by action of the directors, but no decrease shall have the effect of shortening the term of any incumbent director. VBI directors are elected on an annual basis and serve until the next annual meeting of the VBI shareholders and until their respective successors are duly elected and qualified. There are currently 13	Seacoast’s bylaws and articles of incorporation provide that the number of directors serving on the Seacoast board of directors shall be such number as determined from time to time by a vote of 66 2∕3% of the whole board of directors and a majority of the Continuing Directors (director who either (i) was first elected as a director of the company prior to March 1, 2002 or (ii) was designated as a Continuing Director by a majority vote of the Continuing Directors), but in no event shall be fewer than three directors nor greater than fourteen directors.

	VBI	SEACOAST
directors serving on the VBI board of directors.
There are currently eleven directors serving on the Seacoast board of directors. In no event shall the Whole Board of Directors consist of less than three directors.
The Seacoast board of directors is divided into three classes, with the members of each class of directors serving staggered three-year terms and with approximately one-third of the directors being elected annually. As a result, it would take a dissident shareholder or shareholder group at least two annual meeting of shareholders to replace a majority of the directors of Seacoast. Each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, subject to such directors’ death, resignation or removal.

Election of Directors	Under the FBCA, unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election of directors at the annual meeting at which a quorum is present. VBI’s articles of incorporation do not otherwise provide for the vote required to elect directors.
Seacoast directors are similarly elected in accordance with FBCA and its articles of incorporation do not otherwise provide for the vote required to elect directors.
However, notwithstanding the plurality standard, in an uncontested election for directors, our Corporate Governance Guidelines provide that if any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, then the director will promptly tender his or her resignation to the board of directors following certification of the shareholder vote, with such resignation to be effective upon acceptance by the board of directors. The Compensation and Governance Committee would then review and make a recommendation to the board of directors as to whether the board should accept the resignation, and the board of directors would ultimately decide whether to accept the resignation.

Removal of Directors	Under the FBCA, directors may be removed with or without cause. A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the	Seacoast’s bylaws provide that directors may be removed only for cause upon the affirmative vote of (1) 66 2∕3% of all shares of common stock entitled to vote and (2) holders of a majority of

	VBI	SEACOAST
	meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.	the outstanding common stock that are not beneficially owned or controlled, directly or indirectly, by any person (1) who is the beneficial owner of 5% or more of the common stock or (2) who is an affiliate of Seacoast and at any time within the past five years was the beneficial owner of 5% or more of Seacoast’s then outstanding common stock (“Independent Majority of Shareholders”) at a shareholders’ meeting duly called and held for that purpose upon not less than 30 days’ prior written notice.
Vacancies on the Board of Directors	VBI’s bylaws provide that in the event of any vacancy occurring in the membership of the board by reason of newly created directorship, the remaining members of the Board may appoint a director to fill such vacancy by the affirmative vote of the majority of the directors then in office. A director elected to fill a vacancy holds office only until the next election of directors by the shareholders.	Seacoast’s bylaws provide that vacancies in the Seacoast’s board of directors may be filled by the affirmative vote of (1) 66 2∕3% of all directors and (2) majority of the Continuing Directors, even if less than a quorum exists, or if no directors remain, by the affirmative vote of not less than 66 2∕3% of all shares of common stock entitled to vote and an Independent Majority of Shareholders.
Action by Written Consent
The FBCA provides that any action of the board of directors, which is required or permitted to be taken at a meeting, may be taken without a meeting if consent in writing, setting forth the action to be taken, and signed by all members of the board of directors, is filed in the minutes of the proceedings of the board of directors or such committee. Action shall be effective when the last director signs the consent, unless the consent specifies a different effective date. The consent signed shall have the effect of a meeting vote and may be described as such in any document.
VBI’s bylaws also provide that any action required or permitted to be taken at any meeting of the board or of any committee thereof may be taken without a meeting if written consent thereto is signed by all members of the board or of such committee and such written consent if filed with the minutes of the proceedings of the board or committee.
Seacoast’s articles of incorporation provide that no action may be taken by written consent except as may be provided in the designation of the preferences, limitations and relative rights of any series of Seacoast’s preferred stock. Any action required or permitted to be taken by the holders of Seacoast’s common stock must be effected at a duly called annual or special meeting of such holders, and may not be effected by any consent in writing by such holders.

	VBI	SEACOAST
Additionally, any action required or permitted to be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote if written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting which all voting groups and shares entitled to vote thereon were present and voted.
Advance Notice Requirements for Shareholder Nominations and Other Proposals	VBI does not have any advance notice requirements for shareholder nominations or other proposals.
Any Seacoast shareholder entitled to vote generally on the election of directors may recommend a candidate for nomination as a director. A shareholder may recommend a director nominee by submitting the name and qualifications of the candidate the shareholder wishes to recommend to Seacoast’s Compensation and Governance Committee, c/o Seacoast Banking Corporation of Florida, 815 Colorado Avenue, P. O. Box 9012, Stuart, Florida 34995.
To be considered, recommendations with respect to an election of directors to be held at an annual meeting must be received not less than 60 days nor more than 90 days prior to the anniversary of Seacoast’s last annual meeting of shareholders (or, if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date that Seacoast mails or otherwise gives notice of the date of the annual meeting to shareholders), and recommendations with respect to an election of directors to be held at a special meeting called for that purpose must be received by the 10th day following the date on which notice of the special meeting was first mailed to shareholders.

Notice of Shareholder Meeting	Notice of each shareholder meeting must be mailed to each shareholder entitled to vote not less than 10, nor	Notice of each shareholder meeting must be given to each shareholder entitled to vote not less than 10, nor

	VBI	SEACOAST
	more than 60 days before the date of the meeting.	more than 60 days before the date of the meeting.
Amendments to Charter	VBI articles of incorporation provide that amendments may be made in the manner from time to time prescribed by law.	Seacoast’s articles of incorporation have similar amendment provisions, except that the affirmative vote of (1) 66 2∕3% of all of shares outstanding and entitled to vote, voting as classes, if applicable, and (2) an Independent Majority of Shareholders will be required to approve any change of Articles VI (“Board of Directors”), VII (“Provisions Relating to Business Combinations”), IX (“Shareholder Proposals”) and X (“Amendment of articles of incorporation”) of the articles of incorporation.
Amendments to Bylaws	VBI’s bylaws provide that the board of directors has the power to repeal, alter, amend, or rescind the bylaws.	Seacoast’s bylaws may be amended by a vote of (1) 66 2∕3% of all directors and (2) majority of the Continuing Directors. In addition, the shareholders may also amend the Bylaws by the affirmative vote of (1) 66 2∕3% of all shares of common stock entitled to vote and (2) an Independent Majority of Shareholders.
Special meeting of Shareholders	VBI’s bylaws provide that special meetings of shareholders of VBI may be called by the Chairman, the President and Chief Executive Officer or the Board of Directors, or when requested in writing by the holders of not less than one-half of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	Seacoast’s bylaws provide that special meetings of the shareholders, for any purpose or purposes unless prescribed by statute, may be called by the Chairman of the Board or the Executive Chairman of the Board, the Chief Executive Officer, the President or by the board of directors. The notice of such meeting must state the purpose of such meeting and no business may be transacted at the meeting except as stated in such notice. A special meeting of shareholders may be called by the Chief Executive Officer and Secretary at the written request of the holders of shares representing not less than 50% of the voting power of the outstanding stock of Seacoast based on the number of outstanding voting shares of Seacoast most recently disclosed by Seacoast, prior to the date of the Special Meeting Request, in its filings with the Securities and Exchange Commission.

	VBI	SEACOAST
Quorum	VBI’s bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.	A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any shareholder meeting.
Proxy	At every meeting of the shareholders, any shareholder having the right to vote shall be entitled to vote in person or by proxy.	Seacoast’s bylaws provide that a shareholder, a person entitled to vote on behalf of a shareholder pursuant to law, or an attorney in fact, may vote the shareholder’s shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for him/her by signing an appointment form, either personally or by his/her attorney in fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photo static, telecopy, electronic transmission (including a .PDF file) or equivalent reproduction of an appointment form is a sufficient appointment form. An appointment of a proxy is effective when received by the Secretary or other officer authorized to tabulate votes and is valid for up to eleven months, unless a longer period is expressly provided in the appointment form. The death or incapacity of a shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the Secretary or other officer authorized to tabulate votes before the proxy exercises his authority under the appointment. A proxy shall be irrevocable if it conspicuously states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.
Preemptive Rights	VBI’s shareholders do not have preemptive rights.	Seacoast’s shareholders do not have preemptive rights.
Shareholder Rights Plan/Shareholders’ Agreement	VBI does not have a rights plan. Neither VBI nor VBI shareholders are parties to a shareholders’ agreement with respect to VBI’s capital stock.	Seacoast does not have a rights plan. Neither Seacoast nor Seacoast shareholders are parties to a shareholders’ agreement with respect to Seacoast’s capital stock.
Indemnification of Directors and Officers	VBI’s bylaws provide that VBI may indemnify its current and former directors, officers, employees and agents in accordance with that provided under the FBCA.	Seacoast’s bylaws provide that Seacoast may indemnify its current and former directors, officers, employees and agents in accordance with that provided under the FBCA.

	VBI	SEACOAST
Certain Business Combination Restrictions	VBI’s articles of incorporation do not contain any provision regarding business combinations between VBI and significant shareholders.	Seacoast’s articles of incorporation do not contain any provision regarding business combinations between Seacoast and significant shareholders.
Fundamental Business Transactions	VBI’s articles of incorporation do not contain any provision regarding fundamental business transactions.	Seacoast’s articles of incorporation provide that Seacoast needs the affirmative vote of 66 2∕3% of all shares of common stock entitled to vote for the approval of any merger, consolidation, share exchange or sale, exchange, lease, transfer, purchase and assumption of assets and liabilities, or assumption of liabilities of Seacoast or any subsidiary of all or substantially all of the corporation’s consolidated assets or liabilities or both, unless the transaction is approved and recommended to the shareholders by the affirmative vote of 66 2∕3% of all directors and a majority of the Continuing Directors.
Non-Shareholder Constituency Provision	VBI’s articles of incorporation do not contain a provision that expressly permits the board of directors to consider constituencies other than the shareholders when evaluating certain offers.	Similarly, Seacoast’s articles of incorporation provide that in connection with the exercise of its judgment in determining what is in the best interest of the corporation and its shareholders when evaluating certain offers, in addition to considering the adequacy and form of the consideration, the board shall also consider the social and economic effects of the transaction on Seacoast and its subsidiaries, its and their employees, depositors, loan and other customers, creditors, and the communities in which Seacoast and its subsidiaries operate or are located; the business and financial condition, and the earnings and business prospects of the acquiring person or persons, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person or persons, and the possible effect of such conditions upon the corporation and its subsidiaries and the other elements of the communities in which the corporation and its subsidiaries operate or are located; the competence, experience, and integrity of the person

	VBI	SEACOAST
and their management proposing or making such actions; the prospects for a successful conclusion of the business combination prospects; and Seacoast’s prospects as an independent entity.
Dissenters’ Rights	Under the FBCA, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares.	Under the FBCA, dissenters’ rights are not available to holders of shares of any class or series of shares which is designated as a national market system security or listed on an interdealer quotation system by the National Association of Securities Dealers, Inc. Accordingly, holders of Seacoast common stock are not entitled to exercise dissenters’ rights under the FBCA.

BUSINESS OF VILLAGES BANCORPORATION, INC.
General
Villages Bancorporation, Inc. (“VBI”) is a bank holding company under the Bank Holding Company Act of 1956, as amended, for Citizens First Bank, and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and the Florida Office of Financial Regulation and is a corporation organized under the laws of the State of Florida.
Citizens First Bank is a Florida-chartered state bank, which commenced operations in 1991, and is subject to the supervision and regulation the Florida Office of Financial Regulation and the FDIC. Citizens First Bank is a full-service commercial bank, providing a wide range of business and consumer financial services through its 19 banking offices in North Central Florida, including in The Villages. The Villages community is home to approximately 150,000 residents and over 77,000 homes spanning 60,000 acres. On June 30, 2025, VBI had total consolidated assets of approximately $4.1 billion, total consolidated deposits of approximately $3.5 billion, total consolidated net loans of approximately $1.3 billion, and total consolidated shareholders’ equity of approximately $464 million.
Citizens First Bank’s website is www.citizensfb.com. The information on Citizens First Bank’s website is not part of this proxy statement/prospectus, and the reference to the Citizens First Bank website address does not constitute incorporation by reference of any information on that website into this proxy statement/ prospectus.
Business
Historically, Citizens First Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service/ relationship approach.
Citizens First Bank provides a range of consumer and commercial banking services to individuals, businesses, and industries. The basic services offered by Citizens First Bank include: demand deposit interest bearing and noninterest bearing accounts, money market deposit accounts, savings accounts, time deposits, safe deposit boxes, direct deposit, notary services, cashier’s checks, domestic and international collections, savings bond redemptions, automated teller machines (ATM) with membership in the Star and Presto ATM networks, (MasterCard) debit cards, drive-through tellers, night depository, banking by mail, online banking and online bill payment services. Citizens First Bank offers consumer loans, both collateralized and uncollateralized, and Home Equity Lines of Credit (HELOC). In addition, Citizens First Bank makes secured and unsecured commercial and real estate loans, and issues financial and stand-by letters of credit.
Citizens First Bank’s target market is consumers, professionals, small businesses, and commercial real estate investors. The small business customer has the opportunity to generate significant revenue for Citizens First Bank yet is generally underserved by large bank competitors. These customers generally can afford Citizens First Bank more profitability opportunities than the average retail customer.
The revenues of Citizens First Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gain on sale of government guaranteed loans, and ATM fees. The principal sources of funds for Citizens First Bank’s lending activities are its deposits (primarily commercial deposits), loan repayments, and proceeds from investment securities. The principal expenses of Citizens First Bank are the interest paid on deposits, operating and general administrative expenses.
As is the case with banking institutions generally, Citizens First Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Citizens First Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition” below.
Banking Services
Commercial Banking.   Citizens First Bank focuses its commercial loan originations on small and mid- sized business and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Citizens First Bank offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial and consumer customers.
Retail Banking.   Citizens First Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Citizens First Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Citizens First Bank offers contemporary products and services such as debit cards, internet banking and electronic bill payment services. Consumer loan products offered by Citizens First Bank include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.
Employees
As of June 30, 2025, Citizens First Bank employed 380 full-time employees and 45 part-time employees. The employees are not represented by a collective bargaining unit. Citizens First Bank considers relations with employees to be good.
Properties
The main office of Citizens First Bank is located at 6495 Powell Road, The Villages, Florida 32162 and it operates 18 other banking offices in North Central Florida.
Legal Proceedings
Citizens First Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Citizens First Bank which, if determined adversely, would have a material adverse effect on Citizens First Bank’s financial position, liquidity, or results of operations.
Competition
Citizens First Bank encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Citizens First Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries.
Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Citizens First Bank does not currently provide. In addition, many of Citizens First Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Citizens First Bank’s operations.

Management
Directors.   The Boards of Directors of VBI and Citizens First Bank are comprised of 13 individuals. The directors of VBI serve until the next annual meeting of shareholders, and until their respective successor has been duly elected and qualified. The following sets forth certain information about the directors and executive officers of VBI.
Directors of VBI:
Name	Principal Occupation
Jay R. Bartholomew	Banker
Lindsey M. Blaise	Education
C. Dale Borrowman	Information Technology
Robert D. Eddy	Finance/Investment
Steve Kurtz	Retired
Michael S. Levine, M.D.	Radiologist
Kevin W. McDonald	Insurance Sales
Mark G. Morse	Land Developer
James H. Parr, Sr.	Finance/Investment
Steven M. Roy	Retired
Al Schmid	Retired
Scott J. Sullivan	Retired
Brad Weber	Retired
Executive Officers.   The following sets forth information regarding the executive officers of VBI and Citizens First Bank. The officers of VBI serve at the pleasure of the Board of Directors.
Name	Position
Jay R. Bartholomew	President and Chief Executive Officer of VBI and Citizens First Bank

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION FOR VILLAGES BANCORPORATION, INC.
As used in this section, unless the context otherwise requires, references to “VBI”, “we,” “us” and “our” refer to VBI and Citizens First Bank, on a consolidated basis.
The following discussion and analysis is intended to provide an overview of the significant factors affecting the financial condition and results of operations of VBI for the three and six months ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023. The following discussion and analysis should be read in conjunction with the sections of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” and VBI’s consolidated financial statements and the accompanying notes included with this proxy statement/prospectus.
Overview
VBI is a Florida corporation that owns all of the outstanding shares of common stock of Citizens First Bank, a Florida-chartered financial institution headquartered in The Villages, Florida. Citizens First Bank provides a full range of retail and commercial banking services for consumers and small- to medium-size businesses located primarily in The Villages, Florida. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network.
VBI generates most of its income from interest and fee income on loans, service charges on deposit accounts and interest income from investment securities and deposits in other financial institutions. VBI incurs interest expense on deposits and other borrowed funds and noninterest expenses such as salaries and employee benefits, occupancy expense, data processing, professional fees and services, bank security, and other operating expenses. Net interest income is the largest source of VBI’s revenue. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.
Changes in the market interest rates and interest rates VBI earns on interest-earning assets or pays on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in VBI’s loan portfolio are affected by, among other factors, economic and competitive conditions in Florida and elsewhere.
Critical Accounting Estimates
Our consolidated financial statements are prepared based on the application of accounting policies in accordance with generally accepted accounting principles (“GAAP”) and reflect accounting policies commonly applied in the banking industry. These policies require the reliance on estimates, assumptions and judgments, which may prove inaccurate or are subject to variations. Changes in underlying factors, estimates, assumptions or judgements could have a material impact on our future financial condition and results of operations.
Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgements and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for credit losses (“ACL”), valuation of deferred tax assets, and the estimated fair value of financial instruments to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, we consider these policies, discussed below, to be critical accounting estimates and discuss them directly with the Audit Committee of our board of directors.

Our significant accounting policies are presented in Note 2 of our audited consolidated financial statements included with this proxy statement/prospectus. These policies, along with the disclosures presented in the other financial statement notes and this discussion, explain how significant assets and liabilities are valued and how those values are determined. Recent accounting pronouncements and standards that have impacted or could potentially affect us are also discussed in Note 2 of our audited consolidated financial statements included with this proxy statement/prospectus.
Allowance for credit losses
A critical accounting policy is our accounting policy related to the ACL. Effective January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Measurement of Current Expected Credit Losses on Financial Instruments, which modified the accounting for credit losses from an incurred loss model to an expected credit loss model. Under the incurred loss model, losses on financial instruments are recognized when it is probable that a loss has been incurred, whereas CECL requires management to estimate expected credit losses over the life of the loan portfolio. The allowance for credit losses is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Expected credit losses are reflected in the ACL through a charge to provision for credit losses. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the reserve. We maintain the ACL at a level appropriate to cover expected losses over the remaining estimated contractual term of the assets or exposures as of the balance sheet date.
VBI’s methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions over a period that has been determined to be reasonable and supportable, to the identified pools of loans with similar risk characteristics for which the historical loss experience was observed.
VBI uses a discount cash flow methodology for estimating the ACL which considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodology considers bank and peer group historical loss information along with loan terms, payment streams, maturity date or remaining term to maturity, prepayment speeds, interest rates, probability of default and loss given default rates, and discount rates. Qualitative factors are incorporated into the model calculations to estimated expected losses that may not be adequately represented in our quantitative methods or economic assumptions.
The ACL is measured on a pooled basis when loans share similar risk characteristics. Expected cash flows are calculated for each individual loan and then aggregated to calculate the reserve requirement for the pool of loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by VBI.
Loans that do not share similar risk characteristics with a pool of loans are evaluated on an individual basis. For collateral dependent loans where VBI has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and VBI expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. VBI may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

We measure expected credit losses for loans on a pooled basis when similar risk characteristics exist. VBI has segmented the loan portfolio by related types of loans. Segments of loans include: (1) Consumer Lending, (2) Commercial Lending, and (3) Residential Real Estate Lending. Further, each segment of loans is divided into classes based on common characteristics. VBI’s primary lending activities are concentrated in Lake, Sumter and Marion Counties, and borrower performance is significantly influenced by local economic conditions. Consumer Lending consists of originated consumer purpose loans that are commonly small balances secured by automobiles, golf carts, boats, and other recreational vehicles or are unsecured.
Commercial Lending contains five classes: (1) Commercial Loans, (2) Owner-Occupied Commercial Real Estate (CRE), (3) Non Owner-Occupied Commercial Real Estate, (4) Vacant Land, and (5) Syndicate Loans. Commercial Loans include originated business-purpose loans and lines of credit secured by equipment, accounts/contracts receivable, business assets or unsecured. Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where at least 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of small to mid-size medical, office, retail, and warehouse properties.
Non Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where less than 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of retail plazas and strip centers, hotels and motels, or leased medical, office, retail, and warehouse properties. Vacant Land loans consist of loans secured by vacant property (no buildings) and include commercial building sites, tracts of acreage for development, residential building lots, and farmland.
Syndicate Loan activity consists of purchasing a direct assignment of a portion of a much larger credit. The credits are typically originated by very large global financial institutions to large corporate borrowers and are commonly referred to as Shared National Credits (SNC). The originating institutions typically sell credit exposure in an active secondary market to various market participants including banks, CLOs, insurance companies, and other institutional investors. The loans are typically originated to fund major corporate initiatives such as mergers and acquisitions, debt refinance, and other capital structuring transactions. The loans are typically secured by all business assets of the borrower including a guarantee from substantial domestic and international entities.
Residential Real Estate Lending contains two classes: (1) Home Equity Lines of Credit, and (2) one to four Family Residential Loans (non-revolving). Home Equity Lines of Credit are originated creditworthy borrowers and may be secured by first or second liens on primary residences.
One to four Family Residential Loans (non-revolving) consist of originated loans offered to construct, purchase or refinance a one to four family residential property. Loans are generally first mortgage lien position and amortizing over a 15-to-30 year period, although shorter-term second mortgages may be granted as well.
For further information regarding our ACL see Note 2 and Note 4 in our audited consolidated financial statements included with this proxy statement/prospectus.
Valuation of deferred tax assets
VBI recognizes deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under GAAP and their respective tax basis. VBI evaluates the recoverability of its deferred tax assets at each year-end, weighing all positive and negative evidence, and establishes or maintains a valuation allowance for these assets if it is determined that it is more likely than not that some or all of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which the evidence can be objectively verified. If negative evidence exists, positive evidence of greater weight is necessary to support the conclusion that a valuation allowance is not needed.
The framework for assessing the recoverability of deferred tax assets requires all evidence available to be weighed, including: (1) the sustainability of recent profitability required to realize the deferred tax assets; (2) the cumulative net income or losses in the consolidated statements of operations in recent years; and (3) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

For further information regarding our deferred tax assets and liabilities see Note 2 and Note 9 in our audited consolidated financial statements included with this proxy statement/prospectus.
Fair value measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on quoted market prices, or if market prices are not available, is estimated using various techniques.
When market prices are unavailable, fair value is estimated using valuation techniques and significant assumptions, which are validated against observable market data when possible. When observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on our judgment regarding the value that market participants would assign to the asset or liability. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent limitations to any valuation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.
A portion of our assets are carried at fair value on our consolidated balance sheet. The majority of these assets are measured at fair value on a recurring basis, however, certain assets are measured at fair value on a nonrecurring basis based on the fair value of the underlying collateral.
For further information regarding the valuation of our financial instruments, see Note 2 and Note 15 in our audited consolidated financial statements included with this proxy statement/prospectus.
Results of Operations for the Three Months and Six Ended June 30, 2025, and 2024
VBI reported net income available to common shareholders of $11.3 million and $22.8 million for the three and six months ended June 30, 2025, respectively, compared with $10.1 million and $17.1 million for the three and six months ended June 30, 2024, respectively. Basic and diluted earnings per common share for the three and six months ended June 30, 2025, was $15.43 and $31.07, respectively, compared with $13.80 and $23.30 for the three and six months ended June 30, 2024, respectively. Return on assets (annualized), return on equity (annualized) and the efficiency ratio for the three months ended June 30, 2025, was 1.07%, 8.53%, and 55.08%, respectively, compared with 1.05%, 8.45%, and 50.96% for the three months ended June 30, 2024, respectively. Return on assets (annualized), return on equity (annualized) and the efficiency ratio for the six months ended June 30, 2025, was 1.10%, 8.76%, and 53.79%, respectively, compared with 0.89%, 7.17%, and 54.02% for the six months ended June 30, 2024, respectively.
Net Interest Income
Net interest income is the difference between interest income earned on assets (e.g., loans and investment securities) and interest paid on liabilities (e.g., deposits and borrowings), which are used to fund those assets. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.
Net interest income before the provision for credit losses was $27.8 million and $53.9 million for the three and six months ended June 30, 2025, respectively, compared with $24.2 million and $46.3 million for the three and six months ended June 20, 2024, respectively. Net interest income increased in both periods due to increases in interest income on both loans and investments which totaled $43.3 million and $84.8 million for the three and six months ended June 30, 2025, respectively, compared with $40.3 million and $78.2 million for the three and six months ended June 30, 2024. Net interest income also increased in both periods due to decreases in interest expense on interest bearing liabilities which totaled $15.5 million and $30.8 million for the three and six months ended June 30, 2025, respectively, compared with $16.1 million and $31.8 million for the three and six months ended June 30, 2024.
The following table presents, for the periods indicated, the total dollar amount of average balances (in thousands), interest income from average interest-earning assets (in thousands) and the annualized resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars (in thousands) and rates. Any non-accruing loans have been included in the table as loans carrying a zero yield.
	Three Months Ended
	June 30, 2025			June 30, 2024
(dollars in thousands)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Assets
Interest-Earning Assets:
Deposits in other financial institutions	$13,971	$153	4.33%	$12,334	$166	5.32%
Federal funds sold	183,420	1,984	4.28%	87,762	1,142	5.15%
Investment securities	2,599,377	22,212	3.38%	2,400,866	20.339	3.35%
Loans	1,331,180	18,943	5.63%	1,284,279	18,628	5.74%
Bank stocks	3,042	43	5.59%	2,859	48	6.64%
Total interest-earning assets	4,130,990	43,335	4.15%	3,788,100	40,323	4.21%
Allowance for credit losses	(23,261)			(21,229)
Interest-earning assets, net	4,107,729			3,766,871
Noninterest-earning assets	132,102			125,039
Total assets	$4,239,831			$3,891,910
Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities:
Interest-bearing demand deposits	$1,061,375	$1,528	0.58%	$980,132	$2,370	0.97%
Money market deposits	836,616	5,398	2.59%	725,187	5,089	2.82%
Savings deposits	349,615	106	0.12%	368,365	112	0.12%
Certificates and other time deposits	693,987	7,027	4.06%	632,551	7,259	4.62%
Securities sold under repurchase agreements	164,987	1,469	3.57%	103,115	1,262	4.92%
FHLB advances	—	—	0.00%	—	—	0.00%
Total interest-bearing liabilities	3,106,580	15,528	2.00%	2,809,350	16,092	2.30%
Non-interest-Bearing Liabilities:
Noninterest bearing demand deposits	568,567			566,616
Other liabilities	32,759			34,052
Total liabilities	3,707,906			3,410,018
Shareholders’ equity	531,925			481,892
Total liabilities and shareholders’ equity	$4,239,831			$3,891,910
Net interest rate spread			2.15%			1.91%
Net interest income and margin(1)		$27,807	2.72%		$24,231	2.59%

(1)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, when changes result from a combination of rate and volume effects that cannot be separately identified, the impact is allocated to the rate component.

	For the Three Months Ended June 30, 2025 vs. 2024
	Increase (Decrease) Due to Change In
(dollars in thousands)	Volume	Rate	Total
Interest-Earning Assets:
Deposits in other financial institutions	$22	$(35)	$(13)
Federal funds sold	1,245	(403)	842
Investment securities	1,682	191	1,873
Loans	680	(365)	315
Bank stocks	3	(8)	(5)
Total increase (decrease) in interest income	3,632	(620)	3,012
Interest-Bearing Liabilities:
Interest-bearing demand deposits	200	(1,042)	(842)
Money market deposits	784	(475)	309
Savings deposits	(6)	(0)	(6)
Certificates and other time deposits	707	(939)	(232)
Securities sold under repurchase agreements	759	(552)	207
FHLB advances	—	—	—
Total increase (decrease) in interest expense	2,444	(3,008)	(564)
Increase (decrease) in net interest income	$1,188	$2,388	$3,576
The following table presents, for the periods indicated, the total dollar amount of average balances (in thousands), interest income from average interest-earning assets (in thousands) and the annualized resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars (in thousands) and rates. Any non-accruing loans have been included in the table as loans carrying a zero yield.
	Six Months Ended
	June 30, 2025			June 30, 2024
(dollars in thousands)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Assets
Interest-Earning Assets:
Deposits in other financial institutions	$14,079	$309	4.37%	$13,024	$351	5.33%
Federal funds sold	151,615	3,257	4.27%	103,842	2,702	5.15%
Investment securities	2,589,366	43,870	3.37%	2,374,791	38,668	3.22%
Loans	1,318,566	37,300	5.63%	1,268,076	36,333	5.67%
Bank stocks	2,966	86	5.77%	2,894	107	7.31%
Total interest-earning assets	4,076,592	84,822	4.14%	3,762,627	78,161	4.11%
Allowance for credit losses	(23,205)			(20,928)
Interest-earning assets, net	4,053,387			3,741,699
Noninterest-earning assets	134,148			127,952
Total assets	$4,187,535			$3,869,651

	Six Months Ended
	June 30, 2025			June 30, 2024
(dollars in thousands)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities:
Interest-bearing demand deposits	$1,060,536	$2,859	0.54%	$976,871	$4,737	0.98%
Money market deposits	809,870	10,372	2.58%	720,533	10,022	2.80%
Savings deposits	349,546	211	0.12%	372,271	227	0.12%
Certificates and other time deposits	689,552	14,227	4.16%	613,097	13,966	4.58%
Securities sold under repurchase agreements	169,238	3,206	3.82%	117,205	2,872	4.93%
FHLB advances	—	—	0.00%	187	5	5.38%
Total interest-bearing liabilities	3,078,742	30,875	2.02%	2,800,164	31,829	2.29%
Non-interest-Bearing Liabilities:
Noninterest bearing demand deposits	551,959			556,830
Other liabilities	32,554			33,685
Total liabilities	3,663,255			3,390,679
Shareholders’ equity	524,280			478,972
Total liabilities and shareholders’ equity	$4,187,535			$3,869,651
Net interest rate spread			2.12%			1.82%
Net interest income and margin(1)		$53,947	2.68%		$46,332	2.49%

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, when changes result from a combination of rate and volume effects that cannot be separately identified, the impact is allocated to the rate component.
	For the Six Months Ended June 30, 2025 vs. 2024
	Increase (Decrease) Due to Change In
(dollars in thousands)	Volume	Rate	Total
Interest-Earning Assets:
Deposits in other financial institutions	$28	$(70)	$(42)
Federal funds sold	1,236	(681)	555
Investment securities	3,475	1,727	5,202
Loans	1,439	(472)	967
Bank stocks	3	(24)	(21)
Total increase (decrease) in interest income	6,181	480	6,661
Interest-Bearing Liabilities:
Interest-bearing demand deposits	410	(2,288)	(1,878)
Money market deposits	1,239	(889)	350
Savings deposits	(14)	(2)	(16)

	For the Six Months Ended June 30, 2025 vs. 2024
	Increase (Decrease) Due to Change In
(dollars in thousands)	Volume	Rate	Total
Certificates and other time deposits	1,737	(1,476)	261
Securities sold under repurchase agreements	1,271	(937)	334
FHLB advances	(5)	—	(5)
Total increase (decrease) in interest expense	4,638	(5,592)	(954)
Increase (decrease) in net interest income	$1,543	$6,072	$7,615

Provision for Credit Losses
VBI’s provision for credit losses is a charge to income to adjust the ACL to a level management deems appropriate. The provision for credit losses was $150 thousand and for both the three and six months ended June 30, 2025, compared to $675 thousand $1.1 million for the three and six months ended June 30, 2024, respectively. The provision for credit losses for the three and six months ended June 30, 2025 and 2024 were related to management’s estimation of the ACL, as described above in the “Allowance for credit losses” section. VBI’s credit quality metrics remained strong with minimal nonperforming assets and past due loans as of June 30, 2025, and June 30, 2024.
Noninterest Income
VBI’s primary sources of noninterest income are service charges on deposit accounts, including non-sufficient funds (“NSF”) fees; other service charges and fees, including wire transfer fees, interchange fees, and loan servicing fees; as well as gain on sale of loans, and other operating income. Noninterest income does not include loan origination fees, which are recognized over the life of the related loan as an adjustment to yield using the interest method.
Noninterest income totaled $6.0 million and $11.8 million for the three and six months ended June 30, 2025, respectively, compared to $5.5 million and $8.5 million for the three and six months ended June 30, 2024, respectively.
The following table presents, for the periods indicated, the components of noninterest income:
	For the Three Months Ended June 30,
(dollars in thousands)	2025	2024	Change $	Change %
Investment gains (losses), net available for sale	$—	$(213)	$213	-100%
Gain on sale of mortgage loans	2,587	2,576	11	0%
Gain on sale of other real estate owned	(2)	—	(2)	0%
Service charges on deposit accounts	918	872	46	5%
Nondeposit service income	636	482	154	32%
Other income	1,828	1,770	58	3%
Total	$5,967	$5,487	$480	9%

	For the Six Months Ended June 30,
(dollars in thousands)	2025	2024	Change $	Change %
Investment gains (losses), net available for sale	$59	$(3,056)	$3,115	-102%
Gain on sale of mortgage loans	5,235	5,039	196	4%
Gain on sale of other real estate owned	(2)	—	(2)	0%
Service charges on deposit accounts	1,766	1,695	71	4%
Nondeposit service income	1,205	973	232	24%
Other income	3,544	3,886	(342)	-9%
Total	$11,807	$8,537	$3,270	38%
Notable variances for the noninterest income table above are as follows:

•
The decrease in investment losses for the three and six months ended June 30, 2025, is primarily attributable to selling investment securities at a loss during the three and six months ended June 30, 2024, which was done strategically to reinvest at higher yields being offered at the time.

•
The decrease in other income is primarily associated with hedging activity for the sale of loans to Fannie Mae impacted by the rate environment during the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. The decrease in other income is partially offset by the increase in gain on sales of mortgage loans during the same period.

Noninterest Expense
VBI’s primary components of noninterest expense are salaries and employee benefits, occupancy expense, data processing, processional fees, security, and other operating expenses.
Noninterest expense totaled $18.6 million and $35.3 million for the three and six months ended June 30, 2025, respectively, compared to $15.5 million and $31.3 million for the three and six months ended June 30, 2024, respectively.
The following table presents, for the periods indicated, the components of noninterest expense:
	For the Three Months Ended June 30,
(dollars in thousands)	2025	2024	Change $	Change %
Salaries and employee benefits	$10,376	$8,909	$1,467	16%
Occupancy and equipment	2,070	1,939	131	7%
Professional services and consultant fees	1,559	487	1,072	220%
Network, data processing	2,304	1,837	467	25%
FDIC and state assessments	569	536	33	6%
Other noninterest expenses	1,726	1,789	(63)	-4%
Total	$18,604	$15,497	$3,107	20%
	For the Six Months Ended June 30,
(dollars in thousands)	2025	2024	Change $	Change %
Salaries and employee benefits	$19,828	$17,774	$2,054	12%
Occupancy and equipment	4,150	3,930	220	6%
Professional services and consultant fees	2,192	952	1,240	130%
Network, data processing	4,366	3,666	700	19%
FDIC and state assessments	1,119	1,086	33	3%
Other noninterest expenses	3,684	3,884	(200)	-5%
Total	$35,339	$31,292	$940	13%

Notable variances in the noninterest expense table above are as follows:

•
Salaries and benefits increased $1.5 million and $2.1 million for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. The increase was primarily due performance based raises awarded between the periods compared and increases in other employee related costs such as payroll taxes and group insurance costs.

•
Professional services and consultant fees increased $1.1 million and $1.2 million for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. The increase was primarily due to an increase in accounting and audit fees, and consultant/advisor fees between the periods compared.

Income Taxes
The amount of federal and state income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other nondeductible expenses. Income tax expense increased $281 thousand and $2.1 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. VBI’s effective tax rate was unchanged at 24.7% for the three and six months ended June 30, 2025, compared to 25.28% and 23.9% for the three and six months ended June 30, 2024, respectively.
Results of Operations for the Years Ended December 31, 2024 and 2023
For the twelve months ended December 31, 2024, VBI reported net income available to common shareholders of $40.5 million. Basic and diluted earnings per common share for the twelve months ended December 31, 2024, was $55.22, while return on assets, return on equity and the efficiency ratio was 1.02%, 8.25%, and 64.31%, respectively. By comparison, VBI’s net income available to common shareholders for the twelve months ended December 31, 2023, was $43.2 million and basic and diluted earnings per common share was $58.88. Return on assets, return on common equity, and the efficiency ratio was 1.11%, 9.55%, and 63.83%, respectively, for the twelve months ended December 31, 2023.
Net Interest Income
Net interest income for the twelve months ended December 31, 2024 and 2023 was $97.0 million and $96.5 million, respectively, representing an increase of $586 thousand, or 0.61%. The net interest margin decreased 4 basis points from 2.57% for the twelve months ended December 31, 2023 to 2.53% for the same period in 2024 due primarily to significant interest income growth driven by growth in the investments securities and loan portfolios and rate increases on investment securities, loans, federal funds sold and interest bearing deposits with other institutions.
Net interest income increased by 0.61% from the year ended December 31, 2023 to December 31, 2024. Total interest expense was $64.9 million for the year ended December 31, 2024, compared with $43.9 million for the year ended December 31, 2023. Interest expense comprised of interest on deposits and securities sold under repurchase agreements which were $59.1 million and $5.8 million for the year ended December 31, 2024, respectively, compared with $35.9 million and $8.0 million for the year ended December 31, 2023, respectively. The increase in interest on deposits was primarily driven by volume increases from natural growth and the increasing rate environment as well as shifts in existing customer balances to deposit offerings with higher interest rate offerings.
Over the same period, interest income also increased. Total interest income was $161.9 million for the year ended December 31, 2024, compared with $140.4 million for the year ended December 31, 2023. The increase was primarily driven by increases in interest on investment securities and in interest and fees on loans which totaled $81.6 million and $73.5 million, respectively, for the year ended December 31, 2024, and $67.9 million and $65.2 million, respectively, for the year ended December 31, 2023. The increase in interest and fees on loans and the increase in interest on investment securities was primarily driven by growth of the investment securities and loan portfolios.
The average yield on interest-earning assets and the average rate paid on interest-bearing liabilities are primarily impacted by changes in market interest rates as well as changes in the volume and relative mix of the underlying assets and liabilities.

The following table presents, for the periods indicated, the total dollar amount of average balances (in thousands), interest income from average interest-earning assets and the annualized resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars (in thousands) and rates. Any non-accruing loans have been included in the table as loans carrying a zero yield.
	Years Ended
	December 31, 2024			December 31, 2023
(dollars in thousands)	Average Balance	Interest Earned/ Interest Paid	Average Yield/Rate	Average Balance	Interest Earned/ Interest Paid	Average Yield/Rate
Assets
Interest-Earning Assets:
Deposits in other financial institutions	$15,303	$797	5.21%	$29,224	$1,482	5.07%
Federal funds sold	116,986	5,905	5.05%	111,851	5,509	4.93%
Investment securities	2,447,583	81,566	3.33%	2,404,961	67,954	2.83%
Loans	1,268,404	73,464	5.79%	1,218,586	65,222	5.35%
Bank stocks	2,876	202	7.02%	2,809	228	8.12%
Total interest-earning assets	3,851,152	161,934	4.20%	3,767,431	140,395	3.73%
Allowance for credit losses	(21,481)			(20,389)
Interest-earning assets, net	3,829,671			3,747,042
Noninterest-earning assets	129,930			127,965
Total assets	$3,959,601			$3,875,007
Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities
Interest-bearing demand deposits	$1,007,501	$8,981	0.89%	$1,020,187	$6,731	0.66%
Money market deposits	737,712	20,374	2.76%	711,292	13,755	1.93%
Savings deposits	364,224	444	0.12%	427,398	533	0.12%
Certificates and other time deposits	638,964	29,254	4.58%	439,343	14,895	3.39%
Securities sold under repurchase agreements	123,905	5,835	4.71%	163,924	7,624	4.65%
FHLB advances	93	5	5.38%	8,624	402	4.66%
Total interest-bearing liabilities	2,872,399	64,893	2.26%	2,770,768	43,940	1.59%
Noninterest-Bearing Liabilities
Noninterest-bearing demand deposits	561,554			620,380
Other liabilities	34,720			31,739
Total liabilities	3,468,673			3,422,887
Shareholders’ equity	490,928			452,120
Total liabilities and shareholders’ equity	$3,959,601			$3,875,007
Net interest rate spread			1.95%			2.14%
Net interest income margin(1)		$97,041	2.53%		$96,455	2.57%

(1)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, changes resulting from a combination of rate and volume effects that cannot be separately identified, the impact is allocated to the rate component.
	For the Years ended December 31, 2024 vs. 2023
	Increase (Decrease) Due to Change In
(dollars in thousands)	Volume	Rate	Total
Interest-Earning Assets:
Deposits in other financial institutions	$(706)	$21	$(685)
Federal funds sold	253	143	396
Investment securities	1,204	12,408	13,612
Loans	2,666	5,576	8,242
Bank stocks	5	(31)	(26)
Total increase (decrease) in interest income	3,422	18,117	21,539
Interest-Bearing Liabilities:
Interest-bearing demand deposits	(84)	2,334	2,250
Money market deposits	511	6,108	6,619
Savings deposits	(79)	(10)	(89)
Certificates and other time deposits	6,768	7,591	14,359
Securities sold under repurchase agreements	(1,861)	72	(1,789)
FHLB advances	(398)	1	(397)
Total increase in interest expense	4,857	16,096	20,953
Increase (decrease) in net interest income	$(1,435)	$2,021	$586
Provision for Credit Losses
VBI recorded $1.8 million in provision for credit losses for the twelve months ended December 31, 2024, as compared to $2 million in provision for credit losses for the twelve months ended December 31, 2023, representing a decrease of $200 thousand, or 10%. The decrease in the provision for credit losses for the twelve months ended December 31, 2024, as compared to the same period of 2023, was primarily due to changes in the calculated allowance resulting from shifts in the loan portfolio mix.
Noninterest Income
VBI’s primary sources of noninterest income are service charges on deposit accounts, including NSF fees; other service charges and fees, including wire transfer fees, interchange fees, and loan servicing fees; as well as gain on sale of loans, and other operating income. Noninterest income does not include loan origination fees, which are recognized over the life of the related loan as an adjustment to yield using the interest method.
Noninterest income totaled $20.6 million for the year ended December 31, 2024, an increase of $326 thousand, or 1.6%, when compared to the same period in 2023.

The following table is a comparison of the components of noninterest income for the twelve months ended December 31, 2024, and 2023:
	For the Twelve Months Ended December 31,
(dollars in thousands)	2024	2023	Change $	Change %
Investment (losses) gains, net available for sale	$(3,056)	$(2,664)	$(392)	15%
Gain on sale of mortgage loans	9,500	9,610	(110)	-1%
Gain on sale of other real estate owned	—	108	(108)	-100%
Service charges on deposit accounts	3,524	3,287	237	7%
Nondeposit service income	2,038	1,997	41	2%
Other income	8,590	7,932	658	8%
Total	$20,596	$20,270	$326	2%
Notable variances for the noninterest income table above are as follows:

•
The increase in investment losses is primarily attributable to selling additional investment securities at a loss during 2024 as compared to 2023, which was done strategically to reinvest at higher yields being offered at the time.

•
The increase in service charges on deposit accounts was primarily due to increases in NSF fees and service charges, both of which were driven by deposit volume increases during the period.

•
The increase in other income is primarily driven by mortgage banking activities and is volume driven.

Noninterest Expense
VBI’s primary components of noninterest expense are salaries and employee benefits, occupancy expense, data processing, processional fees, security, and other operating expenses.
Noninterest expense totaled $62.4 million for the twelve months ended December 31, 2024, an increase of $838 thousand, or 1.36%, when compared to the same period in 2023.
The following table is a comparison of the components of noninterest expense for the year ended December 31, 2024, and 2023:
	For the Twelve Months Ended December 31,
(dollars in thousands)	2024	2023	Change $	Change %
Salaries and employee benefits	$34,125	$34,187	$(62)	0%
Occupancy and equipment	8,008	8,255	(247)	-3%
Professional services and consultant fees	2,217	1,804	413	23%
Network, data processing	7,550	6,818	732	11%
FDIC and state assessments	2,160	2,084	76	4%
Other real estate owned, net losses and write-downs	—	—	—	0%
Other noninterest expenses	8,343	8,417	(74)	-1%
Total	$62,403	$61,565	$838	1%
Notable variances for the noninterest expense table above are as follows:

•
The increase in salaries and employee benefits was primarily driven by performance-based raises of approximately 3% awarded between the two periods, partially offset by a reduction in headcount in 2024.

•
The increase in professional services and consultant fees was primarily due to an increase in accounting and audit fees, as well as increased spending on external consultants and advisors.

•
The increase in network and data processing was primarily driven by increases in software expense for third-party applications.

Income Taxes
The amount of federal and state income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other nondeductible expenses. Income tax expense increased $2.9 million, or 29.7%, to $12.9 million for the year ended December 31, 2024 compared with $9.9 million for the same period in 2023 primarily due to an increase in pre-tax net income in 2024. The effective tax rates were 24.22% and 18.77% for the years ended December 31, 2024 and 2023, respectively.
Financial Condition
Loan Portfolio
Total loans as of June 30, 2025, were $1.32 billion, an increase of $53.7 million, or 4.3%, from December 31, 2024. The key driver of this change was organic growth and a strong loan pipeline. Total loans as of December 31, 2024, were $1.26 billion, an increase of $56.9 million, or 4.7%, from December 31, 2023. The key driver of this change was organic growth and a strong loan pipeline.
Loans as a percentage of total deposits were 38.1%, 37.7% and 38.4% as of June 30, 2025, December 31, 2024, and December 31, 2023, respectively. Total loans as a percentage of total assets were 32.1%, 31.7% and 32.3% as of March 31, 2025, December 31, 2024, and December 31, 2023, respectively.
The following table summarizes VBI’s loan portfolio by type of loan and as a percentage of total loans as of the dates indicated:
	June 30, 2025		December 31, 2024		December 31, 2023
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Consumer	$5,646	0.4%	$6,419	0.5%	$9,448	0.8%
Commercial	176,932	13.2%	198,516	15.4%	200,890	16.4%
Owner-Occupied CRE	95,733	7.2%	95,611	7.4%	108,632	8.9%
Non-Owner Occupied CRE	291,880	21.8%	265,524	20.7%	246,365	20.1%
Vacant Land	133,537	10.0%	99,035	7.7%	67,737	5.5%
Syndicate	268,565	20.1%	275,755	21.5%	294,747	24.0%
Home Equity Lines of Credit	82,347	6.1%	77,257	6.0%	71,072	5.8%
1-4 Family Residential	284,469	21.2%	267,193	20.8%	226,909	18.5%
Total loans	1,339,109	100.0%	1,285,310	100.0%	1,225,800	100.0%
Less: Allowance for credit losses	(23,276)		(23,148)		(20,533)
Loans, net of allowance for credit losses	$1,315,833		$1,262,162		$1,205,267
VBI has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. Diversification of the loan portfolio is a means of managing the risks associated with fluctuations in economic conditions.
In order to manage the diversification of the loan portfolio, VBI segments loans into classes. The real estate loan segment is sub-segmented into classes that primarily include commercial real estate loans, construction and development loans, 1-4 family residential loans and multi-family residential loans. VBI analyzes the overall ability of the borrower and guarantors to repay a loan. Additional risk management practices are tailored to each loan segment, as outlined below.
Consumer:   VBI’s consumer loans include automobile loans, golf car loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 1 to 15 years and vary based on the nature of collateral and size of the loan. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus more likely to be adversely affected by job loss, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as deemed appropriate by VBI’s management. The consumer loans decreased $774 thousand, or 12.1%, to $5.6 million as of June 30, 2025 compared to $6.4 million as of December 31, 2024. Total consumer loans as of December 31, 2024 decreased $3.0 million, or 32.1%, compared to $9.4 million as of December 31, 2023.
Commercial Loan Segment-(Commercial, Owner-Occupied CRE, Non-Owner Occupied CRE, Vacant Land, Commercial Construction & Development and Syndicate):   VBI’s commercial loan segment encompasses loans extended to businesses for various purposes, including working capital, equipment financing, other real property acquisition and development, syndicate lending and other business-related needs. Commercial loans are loans primarily underwritten based on the cash flows of the business operations of the borrower and secured by assets being financed such as accounts receivable, inventory, and equipment. Commercial loans often are dependent on the profitable operations of the borrower. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate, increasing the risk associated with this loan segment. As a result of the additional complexities, variables, and risks, commercial loans typically require more thorough underwriting and servicing than other types of loans. VBI makes construction loans to fund commercial construction, residential construction, and real estate development construction. Construction loans involve additional risks as they often involve the disbursement of funds with the repayment dependent on the ultimate success of the project’s completion. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are monitored closely by management. Due to uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often includes the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. VBI’s land and lot loans include loans to fund the purchase of land for the purposes of commercial or residential development. These loans involve additional risk as land values can fluctuate more than other real estate property types. VBI has more stringent loan to value policy limits for this segment due to the potential fluctuation in collateral value. Sources of repayment for these loans may be pre- committed permanent financing, the sale of individual residential lots, or the sale of the developed commercial property. VBI makes commercial real estate mortgage loans which are primarily viewed as cash flow loans and secondarily as loans secured by real estate. The properties securing VBI’s commercial real estate mortgage loans can be owner occupied or non-owner occupied. Concentrations within the various types of commercial properties are monitored by management in order to assess the risks in the portfolio. The repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. VBI seeks to minimize these risks in a variety of ways in connection with underwriting these loans, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. VBI’s multifamily residential loan portfolio consists of loans secured by apartment buildings and other residential properties with five or more dwelling units. The primary objective of this lending activity is to provide financing for the acquisition, refinancing, or improvement of these properties The commercial loan segment portfolio increased $32.2 million, or 3.5%, to $966.6 million as of June 30, 2025 compared to $934.4 million as of December 31, 2024. Total commercial segment loans as of December 31, 2024 increased $16.1 million, or 1.7%, compared to $918.4 million as of December 31, 2023.
1-4 Family.   VBI’s 1-4 family loans include the origination of 1-4 family residential mortgage loans and home equity lines of credit collateralized by owner-occupied residential properties generally located in the market areas in which VBI has branch and loan production office locations. The 1-4 family loan portfolio increased $22.4 million, or 6.5%, to $366.8 million as of June 30, 2025 compared to $344.5 million as of

December 31, 2024. Total 1-4 family loans as of December 31, 2024 increased $46.5 million, or 15.6%, compared to $297.9 million as of December 31, 2023.
Concentrations of Credit
VBI’s lending activity is primarily concentrated in commercial real estate mortgages, residential real estate mortgages, and consumer loans to local borrowers. This high concentration of real estate loans could pose an adverse credit risk, particularly with an economic downturn in the real estate market. A substantial portion of the borrowers’ ability to honor their contracts is dependent upon the viability of the real estate economic sector. Management monitors these concentrations on a continual basis and has considered these concentrations in the quarterly ACL analysis.
Maturities and Sensitivity of Loans to Changes in Interest Rates
The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of the periods presented (in thousands):
	One Year or less	After one through five years		After five through 15 years		After 15 years
As of June 30, 2025		Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Consumer	$577	$4,268	$223	$528	$—	$—	$50	$5,646
Commercial	29,905	22,659	6,255	26,240	32,662	56,168	3,043	176,932
Owner-Occupied CRE	467	1,274	720	802	36,479	—	55,991	95,733
Non Owner-Occupied CRE	221	13,716	1,348	156	57,521	—	218,918	291,880
Vacant Land	1,093	12,398	118	—	7,960	—	111,968	133,537
Syndicate	—	—	118,062	—	150,503	—	—	268,565
Home Equity Lines of Credit	2,672	—	14,692	—	64,983	—	—	82,347
1-4 Family Residential	41,495	8,969	99	16,995	7,931	182,430	26,550	284,469
Total loans	$76,430	$63,284	$141,517	$44,721	$358,039	$238,598	$416,520	$1,339,109
Asset Quality
Nonperforming Assets and Potential Problem Loans.   VBI has procedures in place to assist in maintaining the overall quality of its loan portfolio. VBI has established underwriting guidelines to be followed by its officers to monitor VBI’s delinquency levels for any negative or adverse trends.
VBI had $1.8 million, $2.2 million, and $1.4 million in nonaccrual loans as of June 30, 2025, December 31, 2024, and December 31, 2023, respectively.

The following table presents information regarding nonperforming assets as of the dates indicated:
(dollars in thousands)	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Nonaccrual loans:
Consumer	—	27	12
Commercial	386	406	619
Owner-Occupied CRE	557	557	557
Non Owner-Occupied CRE	—	—	19
Vacant Land	—	—	—
Syndicate	—	—	—
Home Equity Lines of Credit	125	335	53
1-4 Family Residential	753	840	137
Total nonaccrual loans	1,821	2,165	1,397
Accruing loans 90 or more days past due	—	122	—
Total nonperforming loans	1,821	2,287	1,397
Other real estate owned, net	—	—	—
Total nonperforming assets	1,821	2,287	1,397
Nonperforming assets to total assets	0.04%	0.06%	0.04%
Nonperforming loans to total loans	0.14%	0.18%	0.11%
Allowance for Credit Losses
The ACL represents a reserve for inherent losses in the loan portfolio. The adequacy of the ACL is evaluated quarterly. The portfolio is initially segregated based on results of internal reviews and external reviews by third parties with particular emphasis on nonaccrual and past due loans and other loans management believes might be potentially impaired or warrant additional attention. Additionally, VBI segregates the loan portfolio by type of loan and utilizes this segregation in evaluating exposure to risk within the portfolio. The amount of the ACL is affected by the following: (1) charge-offs of loans that decrease the ACL, (2) subsequent recoveries on loans previously charged-off that increase the ACL, and (3) provisions for credit losses charged to earnings that increase the ACL.
On June 30, 2025, December 31, 2024, and December 31, 2023, the ACL amounted to $23.3 million, $23.1 million, and $20.5 million, respectively, or 1.7%, 1.8%, and 1.7% of total loans, respectively. VBI believes that the ACL on June 30, 2025, December 31, 2024 and December 31, 2023 was adequate to cover estimated lifetime credit losses inherent in the loan portfolio as of such dates.
The following table presents, as of and for the periods indicated, an analysis of the ACL and other related data:
(dollars in thousands)	Six Months Ended June 30, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Average loans outstanding	1,318,566	1,268,404	1,251,872
Gross loans outstanding at the end of period	1,339,109	1,285,310	1,225,800
Allowance for credit losses at beginning of period	$23,148	$20,533	$21,693
Provision for credit losses	150	2,565	(1,200)
Charge-offs:
Commercial Loan Segment	—	—	—
Real Estate 1-4 Family	38	—	—
Consumer	5	—	3
Total charge-offs for all loan types	43	—	3

(dollars in thousands)	Six Months Ended June 30, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Recoveries:
Commercial Loan Segment	—	—	—
Real Estate 1-4 Family	18	45	38
Consumer	3	5	5
Total recoveries for all loan types	21	50	43
Net (recoveries) charge-offs	22	50	40
Allowance for credit losses at end of period	$23,276	$23,148	$20,533
Allowance for credit losses to total loans	1.74%	1.80%	1.68%
Net charge-offs to average loans(1)	0.00%	0.00%	0.00%
Allowance for credit losses to nonperforming loans	1,407.26%	1,012.16%	1,469.79%

(1) Interim period annualized.
The following table shows the allocation of the ACL among VBI’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total ACL is available to absorb losses from any loan category.
	As of June 30, 2025		As of December 31, 2024		As of December 31, 2023
(dollars in thousands)	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Balance of allowance for credit losses applicable to:
Commercial Loan Segment	19,053	1.97%	19,100	2.04%	17,909	1.95%
Real Estate 1-4 Family	4,189	1.14%	4,016	1.17%	2,541	0.85%
Consumer	34	0.60%	32	0.49%	83	0.88%
Total allowance for credit losses	$23,276	1.74%	$23,148	1.80%	$20,533	1.68%
Investment Portfolio
VBI’s investment portfolio consists of securities which are classified as available-for-sale. Investment securities classified as available for sale are measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated other comprehensive income, or loss until realized. Interest earned on available for sale investment securities is included in interest income.
As of June 30, 2025, the carrying value of available for sale investment securities totaled $2.52 billion, an increase of $73.0 million, or 2.99%, compared with $2.44 billion as of December 31, 2024. The carrying amount of available for sale investment securities on December 31, 2024 increased $211.3 million, or 9.5%, compared with $2.23 billion as of December 31, 2023. Available for sale investment securities represented 61.4%, 61.2% and 59.9% of total assets as of June 30, 2025, December 31, 2024, and December 31, 2023, respectively.

The following tables summarize the amortized cost and fair value of available for sale investment securities, with gross unrealized gains and losses as of the dates shown:
As of June 30, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(dollars in thousands)
Available for sale investment securities:
U.S. Treasury bills	$—	$—	$—	$—
U.S. Government agencies	36,552	—	(306)	36,246
Mortgage-backed securities	886,124	4,065	(12,589)	877,600
Collateralized mortgage obligations	283,092	1,951	(7,697)	277,346
Obligations of states and political subdivisions	572,629	—	(48,389)	524,240
Corporate bonds	809,042	2,342	(46,360)	765,024
Small business administration	34,622	43	(75)	34,590
Total	$2,622,061	$8,401	$(115,416)	$2,515,046
As of December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(dollars in thousands)
Available for sale investment securities:
U.S. Treasury bills	$—	$—	$—	$—
U.S. Government agencies	72,894	—	(649)	72,245
Mortgage-backed securities	841,827	754	(22,751)	819,830
Collateralized mortgage obligations	275,528	260	(9,927)	265,861
Obligations of states and political subdivisions	579,368	—	(52,992)	526,376
Corporate bonds	785,234	470	(66,766)	718,938
Small business administration	38,918	10	(160)	38,768
Total	$2,593,769	$1,494	$(153,245)	$2,442,018
As of December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(dollars in thousands)
Available for sale investment securities:
U.S. Treasury bills	$44,650	$12	$—	$44,662
U.S. Government agencies	91,303	—	(2,225)	89,078
Mortgage-backed securities	495,779	4,138	(12,234)	487,683
Collateralized mortgage obligations	176,016	71	(9,912)	166,175
Obligations of states and political subdivisions	727,458	17	(49,395)	678,080
Corporate bonds	778,673	1,726	(71,475)	708,924
Small business administration	55,954	149	(74)	56,029
Total	$2,369,833	$6,113	$(145,315)	$2,230,631
The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the available for sale investment securities were acquired. The fair value of these available for sale investment securities is expected to recover as the available for sale investment securities reach their maturity or re-pricing date, or if market rates for such investments decline.

VBI does not believe that any of the available for sale investment securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2025, December 31, 2024 and December 31, 2023, VBI has not established an ACL in its consolidated balance sheets for the periods then ended.
The average yield of VBI’s available for sale investment securities portfolio was 3.37% during the six months ended June 30, 2025 compared to 3.22% for the same period in 2024. The average yield for the year ended December 31, 2024 was 3.33% compared with 2.83% for the year ended December 31, 2023.
Deposits
VBI’s lending and investing activities are primarily funded by deposits. VBI offers a variety of deposit accounts having a range of interest rates and terms including demand, savings, money market and certificates and other time accounts.
Total deposits as of June 30, 2025, were $3.45 billion, an increase of $105.9 million, or 3.16%, from December 31, 2024. Total time deposits as of June 30, 2025 were $699.9 million, an increase of $17.3 million, or 2.47% from December 31, 2024. Total noninterest bearing deposits as of June 30, 2025 were $570.1 million, an increase of $50.7 million, or 8.89%, from December 31, 2024. As such, the level of time deposits to total deposits has decreased from 20.4% as of December 31, 2024 to 20.3% as of June 30, 2025 while the level of noninterest- bearing deposits to total deposits has increased from 15.5% as of December 31, 2024 to 16.5% as of June 30, 2025.
Total deposits as of December 31, 2024, were $3.35 billion, an increase of $209.3 million, or 6.7%, from December 31, 2023. Key drivers of this change were organic growth in our consumer and business checking account categories due to our continued focus on total relationship banking,. Total time deposits as of December 31, 2024 were $682.6 million, an increase of $116.1 million, or 20.5% from December 31, 2023. Total noninterest bearing deposits as of December 31, 2024 were $519.4 million, an increase of $9.7 million, or 1.9%, from December 31, 2023. As such, the level of time deposits to total deposits has increased from 9.2% as of December 31, 2023 to 18.1% as of December 31, 2024 while the level of noninterest- bearing deposits to total deposits has decreased from 19.0% as of December 31, 2023 to 16.2% as of December 31, 2024.
The following table sets forth the average balance amounts and the average rates paid on deposits held by VBI for the periods presented:
	For the six months ended June 30, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
(dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$551,959	0.00%	$561,554	0.00%	$620,380	0.00%
Interest-bearing demand deposits	1,060,536	0.54%	1,007,501	0.89%	1,020,187	0.66%
Money market deposits	809,870	2.58%	737,712	2.76%	711,292	1.93%
Savings deposits	349,546	0.12%	364,224	0.12%	427,398	0.12%
Certificates and other time deposits	689,552	4.16%	638,964	4.58%	439,343	3.39%
Total deposits	$3,461,463	1.61%	$3,309,955	1.78%	$3,218,600	1.12%
The following table sets forth the portion of VBI’s certificates and other time deposits, by account, which are in excess of the FDIC insurance limit, by remaining time until maturity, as of June 30, 2025:
(dollars in thousands)	June 30, 2025
Three months or less	$61,625
Over three months through six months	39,555
Over six months through twelve months	19,590
Over twelve months	1,276
Total	$122,046

As of June 30, 2025, December 31, 2024, and December 31, 2023, approximately $933.0 million, $834.4 million, and $724.6 million, respectively, of our total deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for VBI’s regulatory reporting requirements.
Other Borrowings
On June 30, 2025, December 31, 2024, and December 31, 2023, VBI had no outstanding FHLB advances, respectively.
On June 30, 2025, VBI had total available credit from the FHLB totaling $1.0 billion. From these available credit agreements, $0 had been advanced, leaving remaining credit availability of $1.0 billion. Total Citizens First Bank collateral as of June 30, 2025 was $308.9 million and included investment securities and 1-4 family real estate loans.
On June 30, 2025, VBI also had lines of credit available approximating $155 million with correspondent banks which represent available credit for overnight borrowings from financial institutions. As of June 30, 2025, December 31, 2024, and December 31, 2023, there were no outstanding amounts under these lines of credit.
Contractual Obligations
The following table presents maturities of the outstanding borrowings and the estimated future minimum lease payments under the noncancelable operating leases as of June 30, 2025:
(dollars in thousands)	1 year or less	More than 1 Year but less than 3 years	3 year or more but less than 5 years	5 years or more	Total
Operating leases	447	1,533	1,375	16,632	$19,987
FHLB advances	—	—	—	—	—
Total	$447	$1,533	$1,375	$16,632	$19,987
Off-Balance Sheet Items
In the normal course of business, VBI enters into financial instruments with off-balance-sheet risk to support customer financing needs and manage exposure to interest rate fluctuations. These financial instruments include unfunded commitments on originated loans, commitments to extend credit, and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk more than the amount recognized in the consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement VBI has in those types of financial instruments.
VBI’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments, commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. VBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
A summary of the contractual amount of VBI’s exposure to off-balance-sheet risk as of June 30, 2025, December 31, 2024, and December 31, 2023 is as follows:
(dollars in thousands)	June 30, 2025	December 31, 2024	December 31, 2023
Financial instruments whose contract amounts represent credit risk:
Unfunded commitments	$238,723	$276,275	$269,408
Standby letters of credit	$14,196	$14,196	$26,701
Commitments to extend credit	$—	$—	$—
Unfunded commitments are the portions of originated loans by VBI that are available to be accessed or drawn upon by the borrower and represent the difference between the current principal balance and the total available credit based on terms in the executed loan documents. These amounts are generally related to commercial and consumer lines of credit, construction loans, and other loans purposed to provide working capital. VBI is exposed to credit risk related to these commitments in instances when available credit is drawn on and the borrower subsequently experiences financial difficulty. All loans in the loan portfolio, including those with unfunded commitments, are subject to underwriting procedures and requirements as established in Board-approved policies.
Standby letters of credit are conditional commitments issued by VBI to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. VBI evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by VBI upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income- producing commercial properties.
Liquidity and Capital Resources
Liquidity
Liquidity is the measure of VBI’s ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting VBI’s operating, capital, and strategic cash flow needs and to maintain reserve requirements to operate on an ongoing basis and manage unexpected events, all at a reasonable cost. For the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023, VBI’s liquidity needs have been met by core deposits, borrowed funds, investment security and loan maturities and amortizing investment security and loan portfolios. VBI has access funding sources from correspondent banks, and advances from the FHLB are available under a security and pledge agreement to take advantage of investment opportunities.
Liquidity sources available to VBI, including cash and due from banks, interest- bearing time deposits in banks, unpledged investment securities available for sale, at fair value, eligible to be pledged, and available lines of credit totaled approximately $2.24 billion on June 30, 2025, $2.20 billion on December 31, 2024, and $2.03 billion on December 31, 2023.
Citizens First Bank is typically required to maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. The Federal Reserve adopted a rule in March 2020 eliminating the reserve requirement. There were no required balances on June 30, 2025, December 31, 2024, or December 31, 2023.
VBI is a legal entity, separate and distinct from Citizens First Bank. There are various legal limitations applicable to the payment of dividends by Citizens First Bank to VBI and to the payment of dividends by VBI to its shareholders. Under the current supervisory practices of Citizens First Bank’s regulatory agencies, prior approval from those agencies is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by Citizens First Bank or VBI may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Citizens First Bank’s regulatory agencies have the authority to prohibit Citizens First Bank or VBI from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of Citizens First Bank, or VBI, could be deemed to constitute such an unsafe or unsound practice. In addition, under the current supervisory practices of the Federal Reserve, VBI should inform and consult with the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to VBI’s capital structure.

Transfers of funds from Citizens First Bank to VBI in the form of loans, advances, and cash dividends are restricted by federal and state regulatory authorities. On June 30, 2025, the aggregate amount of unrestricted funds which could be transferred from Citizens First Bank to VBI, without prior regulatory approval, totaled $132.6 million. The amount of unrestricted funds is generally determined by subtracting the total dividend payments of Citizens First Bank from Citizens First Bank’s net income for that year, combined with Citizens First Bank’s retained net income for the preceding two years.
For the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023, the aforementioned restrictions on Citizens First Bank’s ability to transfer funds to VBI has not had and is not reasonably likely to have in the future, an impact on the ability of VBI to meet its cash obligations.
Capital Resources and Regulatory Capital
Citizens First Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on VBI’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for Prompt Corrective Action (“PCA”), Citizens First Bank must meet specific capital guidelines (set forth in the table below) that involve quantitative measures of Citizens First Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Citizens First Bank’s capital amounts, and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of June 30, 2025, December 31, 2024, and December 31, 2023, Citizens First Bank meets all capital adequacy requirements to which it is subject.
As of June 30, 2025, the most recent notification from the Federal Reserve Bank of Atlanta categorized Citizens First Bank as well capitalized under the regulatory framework, as outlined in the table below. There are no conditions or events since that notification that management believes have changed Citizens First Bank’s category.
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Regulatory Framework of the Federal Deposit Insurance Act
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of June 30, 2025:
Total Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	$571,095	20.84%	$287,697	10.50%	$	n/a	n/a
Citizens First Bank	570,371	20.82%	287,697	10.50%		273,997	10.00%
Tier 1 Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	545,384	19.90%	232,897	8.50%		n/a	n/a
Citizens First Bank	544,660	19.88%	232,897	8.50%		219,197	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets
Villages Bancorporation, Inc.	545,384	19.90%	191,798	7.00%		n/a	n/a
Citizens First Bank	544,660	19.88%	191,798	7.00%		178,098	6.50%
Tier 1 Capital to Average Assets
Villages Bancorporation, Inc.	545,384	13.32%	163,759	4.00%		n/a	n/a
Citizens First Bank	544,660	12.83%	169,867	4.00%		212,334	5.00%
As of December 31, 2024:
Total Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	$548,186	20.30%	$283,475	10.50%	$	n/a	n/a
Citizens First Bank	547,107	20.26%	283,475	10.50%		269,976	10.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Regulatory Framework of the Federal Deposit Insurance Act
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
Tier 1 Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	522,603	19.36%	229,480	8.50%		n/a	n/a
Citizens First Bank	521,524	19.32%	229,480	8.50%		215,981	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets
Villages Bancorporation, Inc.	522,603	19.36%	188,983	7.00%		n/a	n/a
Citizens First Bank	521,524	19.32%	188,983	7.00%		175,485	6.50%
Tier 1 Capital to Average Assets
Villages Bancorporation, Inc.	522,603	12.52%	166,903	4.00%		n/a	n/a
Citizens First Bank	521,524	12.50%	166,929	4.00%		208,661	5.00%
As of December 31, 2023:
Total Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	$505,841	19.35%	$274,469	10.50%	$	n/a	n/a
Citizens First Bank	505,717	19.35%	274,469	10.50%		261,399	10.00%
Tier 1 Capital to Risk-Weighted Assets
Villages Bancorporation, Inc.	482,108	18.44%	222,189	8.50%		n/a	n/a
Citizens First Bank	481,984	18.44%	222,189	8.50%		209,119	8.00%
Common Equity Tier 1 Capital to Risk Weighted Assets
Villages Bancorporation, Inc.	482,108	18.44%	182,979	7.00%		n/a	n/a
Citizens First Bank	481,984	18.44%	182,979	7.00%		169,909	6.50%
Tier 1 Capital to Average Assets
Villages Bancorporation, Inc.	482,108	12.17%	158,510	4.00%		n/a	n/a
Citizens First Bank	481,984	12.16%	158,486	4.00%		198,108	5.00%
Total shareholders’ equity as of June 30, 2025, was $464.4 million, an increase of $56.6 million, or 13.89%, from December 31, 2024. Key drivers of this change were the net income attributable to VBI for the six months ended June 30, and changes in accumulated other comprehensive loss, net of tax. Total accumulated other comprehensive loss, net of tax as of June 30, 2025, was $81.0 million, a decrease of $33.9 million, or 29.48%, from December 31, 2024. The key driver of this change was decreases in market interest rates over the comparable periods. Citizens First Bank continues to remain well capitalized as defined by regulatory guidelines.
Total shareholders’ equity as of December 31, 2024, was $407.7 million, an increase of $30.9 million, or 8.23%, from December 31, 2023. Key drivers of this change were the net income attributable to VBI for the twelve months ended December 31, 2024, partially offset by changes in other comprehensive losses, net of tax. Total accumulated other comprehensive loss, net of tax as of December 31, 2024, was $114.9 million, an increase of $9.5 million, or 9.0%, from December 31, 2023. The key driver of this change was increases in market interest rates over the comparable periods. Citizens First Bank continues to remain well capitalized as defined by regulatory guidelines.

BENEFICIAL OWNERSHIP OF VBI COMMON STOCK BY
MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF VBI
The following sets forth the beneficial ownership of VBI’s outstanding shares of Common Stock as of August 13, 2025 by (i) each director and executive officer of VBI, (ii) all directors and executive officers of VBI as a group; and (iii) each holder of 5% or more of the shares. Except as set forth in the table, no other person or entity is known by VBI to beneficially own more than 5% of the outstanding shares of VBI common stock.
The percentage of beneficial ownership is calculated in relation to the 733,312 outstanding shares of VBI common stock. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities. Except as otherwise indicated, to VBI’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
Name of Individual	Amount and Nature of Beneficial Ownership	Percent of Voting Shares
Directors
Jay R. Bartholomew	—	—
Lindsey M. Blaise	11,476	1.56%
C. Dale Borrowman	—	—
Robert D. Eddy	—	—
Steve Kurtz	—	—
Michael S. Levine, M.D.	119	0.02%
Kevin W. McDonald	—	—
Mark G. Morse(1)	152,243	20.76%
James H. Parr, Sr.	953	0.13%
Steven M. Roy	—	—
Al Schmid	—	—
Scott J. Sullivan	—	—
Brad Weber	—	—
Executive Officers
Jay R. Bartholomew
Directors and Officers (as a group, 13 persons)	164,791	22.47%
Name and Address of holders of 5% or more of the outstanding shares.
Tracy Morse Dadeo CFB Trust uad 10.1.2019; 400 Oak Hammock Path, The Villages, FL 32162	198,476	27.07%
Jennifer Morse Parr CFB Trust uad 10.1.2019; 500 Oak Hammock Path, The Villages, FL 32162	192,832	26.30%
Mark G. Morse CFB Trust uad 2.6.2014; 7580 Middleton Dr., The Villages, FL 32163	152,243	20.76%
Kelsea M. Manly – 7580 Middleton Dr., The Villages, FL 32163	42,032	5.73%
Whitney Morse – 7580 Middleton Dr., The Villages, FL 32163	42,023	5.73%

(1)
Shares are held by the Mark G. Morse CFB Trust dated February 6, 2014.

DESCRIPTION OF SEACOAST CAPITAL STOCK
Common Stock
General
The following description of shares of Seacoast’s common stock, par value $0.10 per share, is a summary only and is subject to applicable provisions of the FBCA and to Seacoast’s amended and restated articles of incorporation, as amended, and its amended and restated bylaws. Seacoast’s articles of incorporation provide that it may issue up to 200 million shares of common stock, par value of $0.10 per share. Seacoast common stock is listed on the NASDAQ Global Select Market under the symbol “SBCF.”
Voting Rights
Each outstanding share of Seacoast’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of Seacoast common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of Seacoast preferred stock.
There is no cumulative voting in the election of directors, which means that the holders of a plurality of Seacoast’s outstanding shares of common stock can elect all of the directors then standing for election. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Seacoast’s articles of incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain articles of incorporation Provisions.”
Dividends, Liquidation and Other Rights
Holders of shares of common stock are entitled to receive dividends only when, as and if approved by Seacoast’s board of directors from funds legally available for the payment of dividends. Seacoast’s shareholders are entitled to share ratably in its assets legally available for distribution to its shareholders in the event of Seacoast’s liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of its known debts and liabilities and of any preferences of any series of its preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any series of Seacoast’s preferred stock that may then be outstanding.
Holders of shares of Seacoast common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Seacoast’s board of directors, under its articles of incorporation, may issue additional shares of its common stock or rights to purchase shares of its common stock without shareholder approval.
Restrictions on Ownership
The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve prior to the acquisition of 5% or more of its common shares. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve to acquire 10% or more of Seacoast’s common shares under the Change in Bank Control Act. Any holder of 25% or more of Seacoast’s common shares, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over Seacoast, is subject to regulation as a bank holding company under the Bank Holding Company Act.
Certain provisions included in Seacoast’s amended and restated articles of incorporation and bylaws, as described further below, as well as certain provisions of the Florida Business Corporation Act and federal law, may discourage, delay or prevent potential acquisitions of control of Seacoast, particularly when attempted in a transaction that is not negotiated directly with, and approved by, Seacoast’s board of directors, despite possible benefits to Seacoast shareholders. These provisions are more fully described in the documents and reports filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this prospectus.
Preferred Stock
General
Seacoast is authorized to issue 4 million shares of preferred stock. Under the terms of Seacoast’s amended and restated articles of incorporation, the board of directors is authorized, without shareholder approval, to adopt resolutions providing for the issuance of up to 4 million shares of preferred stock, par value $0.10 per share, in one or more series. Seacoast’s board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of each series of preferred stock. A series of preferred stock upon issuance will have preference over Seacoast common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or dissolution of Seacoast. The relative rights, preferences and limitations that Seacoast’s board of directors has the authority to determine as to any such series of such stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because Seacoast’s board of directors has the power to establish the relative rights, preferences and limitations of each series of such stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock, as well as the shares of preferred stock to be issued in the reclassification transaction. Seacoast’s board of directors could cause the issuance of shares of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.
As of [           ], 2025, no shares of preferred stock are issued and outstanding.
Series A Preferred Stock
Although as of [           ], 2025, no shares of preferred stock are issued and outstanding, per the terms of the merger agreement, any shares of VBI common stock that are not convertible to Seacoast common stock as a result of such holder holding shares of Seacoast common stock representing more than 9.75% of the outstanding Seacoast common stock as of immediately following the effective time, giving effect to the closing and the issuance of the merger consideration, will be converted into 1/1000th share of Seacoast non-voting convertible preferred stock (“Series A preferred stock”). Based on VBI’s common stockholdings as of [           ], 2025, Seacoast anticipates that it will issue approximately [      ] shares of Series A preferred stock at the effective time of the merger.
The following is a summary of the rights, privileges and terms of the Series A preferred stock.
Rank.   The Series A preferred stock will rank:
•
Subordinate and junior to all indebtedness of Seacoast;

•
Subordinate and junior to all other series of preferred stock of Seacoast, other than any series of preferred stock the terms of which provide that such series is on parity with or subordinate or junior to the Series A preferred stock in any respect; and

•
On parity with the Seacoast common stock, except with respect to dividends, distributions upon the liquidation, dissolution or winding up of Seacoast and voting rights, as described below.

Dividends.   Holders of Series A preferred stock are entitled to receive ratable dividends only if and when dividends are concurrently declared and payable on the shares of Seacoast common stock; provided that no dividend may be declared or paid on the Seacoast common stock unless a dividend is also concurrently declared or paid, as applicable, with respect to each share of the Series A preferred stock then issued and outstanding, in an amount equal to 100% of the amount declared or paid per the number of shares of Seacoast common stock into which such share of Series A preferred stock is then convertible.

Liquidation Preference.   In the event of liquidation, dissolution or winding up, subject to the rights of holders of any class or series of Seacoast capital stock hereafter created specifically ranking by its terms senior to the Series A preferred stock, holders of Series A preferred stock will participate ratably in the distribution of any remaining assets with the Seacoast common stock and any other class or series of Seacoast capital stock hereafter created that participates with the Seacoast common stock in such distributions.
Voting Rights.   Except as required under Florida law, the Series A preferred stock will not be entitled to vote on any matter. As to all matters as to which the Series A preferred stock is required under Florida law to vote on, each 1/1,000th of each outstanding share of Series A preferred stock will be entitled to one vote and will vote together with the Seacoast common stock outstanding as a single class unless otherwise required by Florida law, and as to any matter for which voting by class is specifically required by Florida law, each 1/1,000th of a share of Series A preferred stock will be entitled to one vote.
Conversion.   Each 1/1,000th of a share of Series A preferred stock will become convertible into one share of Seacoast common stock, without any further action on the part of any holder, subject to adjustment, on the date a holder of the Series A preferred stock transfers such share of Series A preferred stock to a non-affiliate of the holder in a permissible transfer (as defined below) and under the following conversion procedures:

•
Each 1/1000th of a share of the Series A preferred stock may be converted to one share of Seacoast common stock where, following the conversion, the initial holders’, the initial holders’ affiliates’ and the initial holders’ immediate family’s beneficial ownership would constitute no more than 9.75% of any class of voting securities of Seacoast and the conversion would not allow the acquisition of a higher percentage of the Seacoast common stock than the shareholder controlled immediately prior to the conversion; and

•
The holder of Series A preferred stock must tender the shares along with written notice to Seacoast along with necessary documentation to establish that the conversion will not be inconsistent with, or in violation of, the requirements of any regulatory authority with respect to the restrictions on the transfer of the Series A preferred stock that are required to preserve the “non-voting classification” of the Series A preferred stock for regulatory purposes. Any such restriction shall be imposed and deemed effective immediately upon the transmittal by Seacoast of written notice to such holder specifying in reasonable detail the reason for such restriction.

Issuance Limitations.   If Seacoast has not obtained shareholder approval in accordance with Nasdaq Listing Rule 5635(d), then the Company may not issue, upon conversion of the Series A preferred stock or payments in kind of dividends on the Series A preferred stock, a number of shares of Seacoast common stock which, when aggregated with any shares of Seacoast common stock issued on or after the original issue date and prior to such conversion date or dividend issuance date in connection with any conversion of or dividend payment in Seacoast common stock on Series A preferred stock that such holder(s) would exceed the 20% limitation of Nasdaq Listing Rule 5635(d) (subject to adjustment for forward and reverse stock splits, recapitalizations and the like).
Redemption.   Seacoast is not obligated to redeem or repurchase any shares of Series A preferred stock. Shares of Series A preferred stock are not otherwise entitled to any redemption rights, mandatory sinking fund or analogous fund provisions.
Listing.   There is no established public trading market for the Series A preferred stock, and Seacoast does not expect a market to develop. In addition, we do not intend to apply for listing of the Series A preferred stock on any national securities exchange or trading system.
Significant Corporate Transactions.   If, at any time that shares of Series A preferred stock are outstanding, Seacoast effects a merger or other change of control transaction, then a holder will have the right to receive, upon any subsequent conversion of a share of Series A preferred stock and for each share of Series A preferred stock, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such significant corporate transaction if such holder had been, immediately prior to such significant corporate transaction, the holder of one share of Seacoast common stock.

Permissible Transfer.   The Certificate of Designations defines a permissible transfer as any of the following: a transfer by the holder of Series A preferred stock (i) to Seacoast; (ii) to an affiliate of the holder; (iii) in a widespread public distribution; (iv) to a transferee that controls more than fifty percent (50%) of every class of the voting securities of Seacoast without giving effect to such transfer; or (v) in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any class of voting securities of Seacoast.
Transfer Agent and Registrar
The transfer agent and registrar for Seacoast common stock is Continental Stock Transfer and Trust Company.
Anti-Takeover Effects of Certain Articles of Incorporation Provisions
Seacoast’s articles of incorporation contain certain provisions that make it more difficult to acquire control of it by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of Seacoast to negotiate with its directors. Seacoast believes that, as a general rule, the interests of its shareholders would be best served if any change in control results from negotiations with its directors.
Seacoast’s articles of incorporation provide for a classified board to which approximately one-third of its board of directors is elected each year at its annual meeting of shareholders. Accordingly, Seacoast’s directors serve three-year terms rather than one-year terms. The classification of Seacoast’s board of directors has the effect of making it more difficult for shareholders to change the composition of its board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of Seacoast’s board of directors. Such a delay may help ensure that its directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of Seacoast’s shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of Seacoast’s board of directors would be beneficial to Seacoast and its shareholders and whether or not a majority of its shareholders believe that such a change would be desirable.
The classification of Seacoast’s board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Seacoast, even though such an attempt might be beneficial to Seacoast and its shareholders. The classification of Seacoast’s board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of Seacoast’s board of directors may discourage accumulations of large blocks of its stock by purchasers whose objective is to take control of Seacoast and remove a majority of its board of directors, the classification of its board of directors could tend to reduce the likelihood of fluctuations in the market price of its common stock that might result from accumulations of large blocks of its common stock for such a purpose. Accordingly, Seacoast’s shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.
Seacoast’s articles of incorporation require the affirmative vote of the holders of not less than two-thirds of all the shares of its stock outstanding and entitled to vote generally in the election of directors in addition to the votes required by law or elsewhere in the articles of incorporation, the bylaws or otherwise, to approve: (a) any sale, lease, transfer, purchase and assumption of all or substantially all of its consolidated assets and/or liabilities, (b) any merger, consolidation, share exchange or similar transaction, or any merger of any significant subsidiary, into or with another person, or (c) any reclassification of securities, recapitalization or similar transaction that has the effect of increasing other than pro rata with the other shareholders, the proportionate amount of shares that is beneficially owned by an Affiliate (as defined in Seacoast’s articles of incorporation). Any business combination described above may instead be approved by the affirmative vote of a majority of all the votes entitled to be cast on the plan of merger if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of Seacoast’s board of directors, and (y) a majority of the Continuing Directors (as defined in Seacoast’s articles of incorporation).

Seacoast’s articles of incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in it more difficult where the takeover attempt or other acquisition has not been approved by its board of directors. These provisions include:
•
A requirement that any change to Seacoast’s articles of incorporation relating to the structure of its board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of two-thirds of the shares outstanding and entitled to vote;

•
A requirement that any change to Seacoast’s bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of either (a) (i) two-thirds of its board of directors, and (ii) a majority of the continuing directors (as defined in Seacoast’s articles of incorporation) or (b) (i) two-thirds of the shares entitled to vote generally in the election of directors and (ii) an Independent Majority of Shareholders. An “Independent Majority of Shareholders” means the majority of the outstanding voting shares that are not beneficially owned or controlled, directly or indirectly by a related party. For these purposes, a “related party” means a beneficial owner of 5% or more of the voting shares, or any person who is an affiliate of Seacoast and at any time within five years was the beneficial owner of 5% or more of Seacoast’s then outstanding shares; provided, however, that this provision shall not include (i) any person who is the beneficial owner of more than 5% of Seacoast’s shares on February 28, 2003, (ii) any plan or trust established for the benefit of Seacoast’s employees generally, or (iii) any subsidiary of Seacoast that holds shares in a fiduciary capacity, whether or not it has the authority to vote or dispose of such securities;

•
A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by Seacoast from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held; and

•
A requirement that a shareholder wishing to submit proposals for a shareholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

Seacoast’s articles of incorporation provide that, subject to the rights of any holders of its preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of the shareholders and may not be taken by written consent. The articles of incorporation also include provisions that make it difficult to replace directors. Specifically, directors may be removed only for cause and only upon the affirmative vote at a meeting duly called and held for that purpose upon not less than thirty days prior written notice of (i) two-thirds of the shares entitled to vote generally in the election of directors and (ii) an Independent Majority of Shareholders. In addition, any vacancies on the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the board of directors (except if no directors remain on the board, in which case the shareholders may act to fill the vacant board).
Seacoast believes that the power of its board of directors to issue additional authorized but unissued shares of its common stock or preferred stock without further action by its shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded, will provide Seacoast with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Seacoast’s board of directors could authorize and issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of Seacoast’s common stock or that its shareholders otherwise consider to be in their best interest.
EXPERTS
The consolidated financial statements of Seacoast Banking Corporation of Florida as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 and the effectiveness of Seacoast Banking Corporation of Florida’s internal control over financial reporting as of December 31, 2024 have been audited by Crowe LLP, an independent registered public accounting firm, as set forth in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2024 and incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Villages Bancorporation, Inc. and subsidiaries as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 have been audited by Mauldin & Jenkins, LLC, an independent registered public accounting firm, as set forth in their report, which has been included in this proxy statement/prospectus. Such consolidated financial statements have been included in this proxy statement/prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
The validity of the shares of Seacoast common stock to be issued by Seacoast in connection with the merger will be passed upon by Alston & Bird LLP, Atlanta, Georgia.
OTHER MATTERS
No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting, or at any adjournment or postponement of such meetings. If any procedural matters relating to the conduct of the meeting are presented, the persons named as proxies will vote the shares represented by properly executed proxies in accordance with their judgment with respect to those matters.
DOCUMENTS INCORPORATED BY REFERENCE
The SEC allows Seacoast to “incorporate by reference” information in this proxy statement/prospectus. This means that Seacoast can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Seacoast incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Seacoast files with the SEC will automatically update and supersede the information Seacoast included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Seacoast has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.
•
Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 25, 2025;

•
Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 7, 2025 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed on August 8, 2025;

•
The information incorporated by reference into Part III of our Annual Report from our Proxy Statement for the 2025 Annual Meeting of Shareholders, filed on April 7, 2025, as amended;

•
Current Reports on Form 8-K, filed on February 28, 2025, March 5, 2025, May 15, 2025, May 22, 2025, May 29, 2025 and July 11, 2025; and

•
The description of our common stock contained in our Registration Statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), including any amendment or report filed for purposes of updating such description.

Seacoast also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the VBI shareholder meeting. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
Documents incorporated by reference are available from Seacoast without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by reference by following the instructions set forth under “Where You Can Find More Information” beginning on page i.

Seacoast Banking Corporation of Florida
815 Colorado Avenue
P.O. Box 9012
Stuart, Florida 34994
Attn: Investor Relations
Telephone: (772) 287-4000
To obtain timely delivery, you must make a written or oral request for a copy of such information by September 17, 2025.

Appendix A
Execution
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SEACOAST BANKING CORPORATION OF FLORIDA
SEACOAST NATIONAL BANK
VILLAGES BANCORPORATION, INC.
AND
CITIZENS FIRST BANK
Dated as of May 29, 2025

A-i

A-ii

LIST OF EXHIBITS
Exhibit	Description
A	Bank Merger Agreement
B	Form of Shareholder Support Agreement
C	Form of Claims Letter
D	Form of Restrictive Covenant Agreement
E	Form of Certificate of Designation of SBC Preferred Stock Consideration
F	Form of Shareholders Agreement
G	Form of Developer Support Agreement

A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 29, 2025, by and among Seacoast Banking Corporation of Florida, a Florida corporation (“SBC”), Seacoast National Bank, a national banking association and wholly-owned subsidiary of SBC (“SNB” and collectively with SBC, “Seacoast”), Villages Bancorporation, Inc., a Florida corporation (“VBI”) and Citizens First Bank, a Florida state-chartered bank and wholly-owned subsidiary of VBI (the “Bank” and collectively with VBI, the “Company”).
Preamble
WHEREAS, the Boards of Directors of SBC and VBI have approved this Agreement and the transactions described herein and have declared the same advisable and in the best interests of each of SBC and VBI and each of SBC and VBI’s shareholders;
WHEREAS, this Agreement provides for the acquisition of VBI by SBC pursuant to the merger of VBI with and into SBC (the “Merger”) and the merger of the Bank with and into SNB (the “Bank Merger”) pursuant to the terms of the Plan of Merger and Merger Agreement between SNB and the Bank attached hereto as Exhibit A (the “Bank Merger Agreement”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Seacoast’s willingness to enter into this Agreement, (i) the Company’s directors, (ii) certain of the Company’s executive officers and (iii) beneficial holders of five percent (5%) or more of the outstanding shares of VBI Capital Stock, have executed and delivered to SBC an agreement in substantially the form of Exhibit B (the “Shareholder Support Agreement”), pursuant to which they have agreed, among other things, subject to the terms of such Shareholder Support Agreement, to vote the shares of VBI Capital Stock held of record by such Persons or as to which they otherwise have sole voting power to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.
Certain terms used and not otherwise defined in this Agreement are defined in Section 7.1.
NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER
1.1   Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.4 herein), VBI shall be merged with and into SBC in accordance with the provisions of the FBCA. SBC shall be the surviving corporation (the “Surviving Corporation”) resulting from the Merger and the separate corporate existence of VBI shall thereupon cease. SBC shall continue to be governed by the Laws of the State of Florida, and the separate corporate existence of SBC with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.
1.2   Bank Merger.   Prior to the Effective Time, the Boards of Directors of SNB and the Bank will execute the Bank Merger Agreement. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, immediately following the Merger, the Bank shall be merged with and into SNB in accordance with the provisions of 12 U.S.C. Section 215a and with the effect provided in 12 U.S.C. Section 215a. SNB shall be the surviving bank (the “Surviving Bank”) resulting from the Bank Merger and the separate existence of the Bank shall thereupon cease. SNB shall continue to be governed by the Laws of the United States, and the separate existence of SNB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Bank Merger. Subject to the satisfaction of the conditions to closing set forth in the Bank Merger Agreement, the Bank Merger shall occur immediately following the Merger unless otherwise determined by Seacoast in its discretion. The directors of the Surviving Bank as of the Effective Time shall consist of the directors of SNB immediately prior to the Effective Time.

1.3   Time and Place of Closing.   Unless otherwise mutually agreed to by Seacoast and the Company, the closing of the Merger (the “Closing”) shall take place in the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309 at 10:00 a.m., Atlanta time, on the date when the Effective Time is to occur (the “Closing Date”).
1.4   Effective Time.   Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties will cause articles of merger to be filed with the Secretary of State of the State of Florida as provided in the FBCA (the “Articles of Merger”). The Merger shall take effect when the Articles of Merger become effective (the “Effective Time”). Subject to the terms and conditions hereof, the Parties shall use their reasonable best efforts to cause the Effective Time to occur as soon as reasonably practicable; provided that the parties shall cause the Effective Time to occur on a mutually agreeable date within ten (10) Business Days following the date on which satisfaction or waiver of the conditions set forth in Article 5 has occurred (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).
1.5   Conversion of VBI Capital Stock.
(a)   The consideration which all of the Company shareholders are entitled to receive pursuant to this Article 1 is collectively referred to herein as the “Aggregate Merger Consideration.” The Aggregate Merger Consideration is intended to be delivered in the form of twenty-five percent (25%) in cash and seventy-five percent (75%) in shares of SBC Common Stock and SBC Preferred Stock. At the Effective Time, in each case subject to Section 1.5(d), Section 1.9, and excluding Dissenting Shares and subject to certain adjustments set forth in this Agreement, by virtue of the Merger and without any action on the part of the Parties or the holder thereof, each shareholder of VBI Capital Stock shall have the right to elect to have each share of such shareholder’s VBI Capital Stock that is issued and outstanding immediately prior to the Effective Time converted into the right to receive, subject to the terms herein (including the proration procedures) one of the following: (i) an amount in cash equal to $1,000.00 (the “Per Share Cash Consideration”), (ii) subject to Section 1.5(f), the number of shares of validly issued, fully paid and nonassessable shares of SBC Common Stock that is equal to the Exchange Ratio (the “Per Share Stock Consideration”), or (iii) subject to Section 1.5(f), a combination of twenty-five percent (25%) Per Share Cash Consideration and seventy-five percent (75%) Per Share Stock Consideration, subject to the proration procedures set forth in Section 1.9 (the “Combination Consideration”). In addition, each shareholder of VBI Capital Stock shall have the right to elect to receive shares of non-voting convertible SBC preferred stock as defined by the Certificate of Designation attached as Exhibit E, solely to the extent required and as provided by Section 1.5(f) (the “SBC Preferred Stock Consideration” and, collectively with the Per Share Cash Consideration, the Per Share Stock Consideration, and the Combination Consideration, the “Merger Consideration”). The Parties further agree that if VBI’s Consolidated Tangible Shareholders’ Equity as of the Measuring Date is less than $459.9 million or the Bank’s general allowance for loan and lease losses shall be less than 1.76% of total loans and leases outstanding, Seacoast shall have the option to adjust the Merger Consideration downward by an amount (the “Merger Consideration Adjustment”) calculated in accordance with Schedule 1.5(a) of the Seacoast Disclosure Letter. At least ten (10) days prior to the Closing Date, the Company and Seacoast shall agree on a schedule setting forth the expected VBI Consolidated Tangible Shareholders’ Equity amount as of the Closing Date.
(b)   At the Effective Time, all shares of VBI Capital Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate or electronic book-entry previously representing any such shares of VBI Capital Stock (the “VBI Certificates”) shall thereafter represent only the right to receive the Merger Consideration and any cash in lieu of fractional shares pursuant to Section 1.5(c), provided, however, that any Dissenting Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 2.3.
(c)   Notwithstanding any other provision of this Agreement, each holder of shares of VBI Capital Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of SBC Common Stock or SBC Preferred Stock (after taking into account all VBI Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of SBC Common Stock multiplied by the Average Closing Price less any applicable withholding Taxes. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares. For purposes of determining any fractional share interest, all shares of VBI Capital Stock owned by a VBI Shareholder shall be combined so as to calculate the maximum number of whole shares of SBC Common Stock and SBC Preferred Stock issuable to such VBI Shareholder.
(d)   If, prior to the Effective Time, the issued and outstanding shares of SBC Common Stock or VBI Capital Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Merger Consideration.
(e)   Each share of VBI Capital Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of VBI Capital Stock held on behalf of third parties) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist (together with the Dissenting Shares, the “Excluded Shares”).
(f)   The Parties agree that no Preferred Stock Electing Shareholder shall receive shares of SBC Common Stock as part of the Per Share Stock Consideration or the Combination Consideration that, when aggregated with shares of SBC Common Stock to be received as a part of the Per Share Stock Consideration or the Combination Consideration or otherwise held by such shareholder’s immediate family members and affiliates for purposes of 12 C.F.R. § 225.41 of Regulation Y (the “Acting in Concert Group”), would result in such Preferred Stock Electing Shareholder holding shares of SBC Common Stock representing more than 9.75% of the outstanding SBC Common Stock as of immediately following the Effective Time, giving effect to the Closing and the issuance of the Merger Consideration hereunder (the “Voting Stock Consideration Limit”). If any Preferred Stock Electing Shareholder would, without giving effect to this Section 1.5(f), otherwise receive shares of SBC Common Stock as part of the Per Share Stock Consideration or the Combination Consideration that, when aggregated with shares of SBC Common Stock to be received as a part of the Per Share Stock Consideration or the Combination Consideration, or otherwise held, by the Acting in Concert Group, would exceed the Voting Stock Consideration Limit, such Preferred Stock Election Shareholder shall receive 1/1000th share of SBC Preferred Stock Consideration for every share of VBI Capital Stock that may not be converted into SBC Common Stock as a consequence of the Voting Stock Consideration Limit. Shares of SBC Preferred Stock Consideration to be received by Preferred Stock Electing Shareholders shall be allocated among the Preferred Stock Electing Shareholders in proportion to the total number of shares of SBC Common Stock that would have been received by such Preferred Stock Electing Shareholders but for the application of this Section 1.5(f).
1.6   SBC Common Stock.   At and after the Effective Time, each share of SBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of SBC Common Stock and shall not be affected by the Merger.
1.7   Organizational Documents of Surviving Corporation; Directors and Officers.
(a)   The Organizational Documents of SBC in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation after the Effective Time until otherwise amended or repealed.
(b)   The directors of the Surviving Corporation as of the Effective Time shall consist of the directors of SBC immediately prior to the Effective Time. The officers of SBC immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.
1.8   Tax Consequences.   It is the intention of the Parties to this Agreement that the Merger and the Bank Merger, for federal income tax purposes, shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. The business purpose of the Merger and the Bank Merger is to combine two financial institutions to create a strong commercial banking franchise. SBC shall have the right to revise the structure of the Merger and/or the Bank Merger contemplated by this Agreement to ensure that the Merger and the Bank Merger each qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, that no such revision to the structure of the Merger or the Bank Merger shall (a) result in any changes in the amount or type of the consideration that the holders of shares of VBI Capital Stock are entitled to receive under this Agreement (other than as contemplated in the Shareholders Agreement), (b) adversely affect the tax treatment of the Merger and/or the Bank Merger with respect to VBI shareholders as a result of the transactions contemplated by this Agreement, (c) reasonably be expected to materially impede or delay consummation of the Merger, or (d) require submission to or approval of VBI’s shareholders after this Agreement has been approved by VBI’s shareholders. SBC may exercise this right of revision by giving written notice to VBI in the manner provided in Section 7.9, which notice shall be in the form of an amendment to this Agreement.
1.9   Election and Proration Procedures.
(a)   Subject to the proration procedures set forth in this Section 1.9 below, each holder of record of shares of VBI Capital Stock (excluding shares to be canceled pursuant to Section 1.5(e) and Dissenting Shares) will be entitled to elect to receive for each such share (i) the Per Share Cash Consideration (a “Cash Election”); or (ii) the Per Share Stock Consideration (a “Stock Election”); or (iii) a combination of twenty-five percent (25%) Per Share Cash Consideration and seventy-five percent (75%) Per Share Stock Consideration (a “Combination Election”). In addition, each shareholder of VBI Capital Stock shall have the right to elect to receive shares of SBC Preferred Stock Consideration in lieu of shares of SBC Common Stock pursuant to a Stock Election or Combination Election, solely to the extent required and as approved by Section 1.5(f) (a “Preferred Stock Election”). All such elections shall be made on a form designed for that purpose as SBC shall reasonably specify and as shall be reasonably acceptable to VBI (an “Election Form”). Holders of record of shares of VBI Capital Stock who hold such shares as nominees, trustees or in other representative capacities (“Nominees”) may submit multiple Election Forms, provided that such Nominee certifies that each such Election Form covers all the shares of VBI Capital Stock held by each such Nominee for a particular beneficial owner.
(b)   The maximum number of shares of VBI Capital Stock to be converted into the right to receive Per Share Cash Consideration for such shares, consisting of (i) those shares subject to Cash Elections and (ii) those shares subject to the cash portion of Combination Elections shall be twenty-five percent (25%) of the number of Outstanding VBI Shares (including shares to be canceled and retired pursuant to Section 1.5(e) and Dissenting Shares) (the “Maximum Cash Election Number”). The maximum number of shares of VBI Capital Stock to be converted into the right to receive Per Share Stock Consideration for such shares, consisting of (i) those shares subject to Stock Elections and (ii) those shares subject to the stock portion of Combination Elections, shall be seventy-five percent (75%) of the number of Outstanding VBI Shares (including shares to be canceled and retired pursuant to Section 1.5(e) and Dissenting Shares) (the “Maximum Stock Election Number”). Notwithstanding the foregoing, the percentages used in the preceding definitions are subject to waiver or modification pursuant to Section 1.9(g)(iii) and issuance of the SBC Preferred Stock Consideration in the event the Voting Stock Consideration Limit is reached with respect to any election.
(c)   The Election Form shall be mailed on a date to be mutually agreed by the Parties that is not more than forty-five (45) days nor less than thirty (30) days prior to the anticipated Closing Date or on such other date as the Parties shall mutually agree (the “Mailing Date”) to each holder of record of VBI Capital Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”).
(d)   SBC shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of VBI Capital Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and VBI shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(e)   Any VBI Capital Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any VBI Certificates or book-entry shares to which such Election Form relates, or by an appropriate customary guaranty of delivery of the related VBI Certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States, on or before 5:00 p.m., Eastern Time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as the Parties shall agree) (the “Election Deadline”) (other than VBI Capital Stock to be cancelled in accordance with Section 2.1 and other than Dissenting Shares) shall be deemed to be “No Election Shares,” and the holders of such No Election Shares shall be deemed to have made a Stock Election with respect to such No Election Shares, subject to any proration or redesignation per Section 1.9(g) of this Agreement and subject to the requirement to issue SBC Preferred Stock Consideration in the event the Voting Stock Consideration Limit is reached. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.
(f)   Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any VBI Certificates or book-entry shares to which such Election Form relates, or by an appropriate customary guaranty of delivery of the related VBI Certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States, by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of VBI Capital Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of VBI Capital Stock prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of SBC, SNB, VBI, the Bank or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
(g)   Proration and Redesignation.   Not later than ten (10) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon after the Effective Time as is reasonably practicable, SBC shall cause the Exchange Agent to effect the following prorations to the Merger Consideration:
(i)   All shares of VBI Capital Stock which are subject to Cash Elections, and that portion of shares of VBI Capital Stock which are subject to Combination Elections and would, but for the application of this Section 1.9(g), be converted into Per Share Cash Consideration, are referred to herein as “Cash Election Shares.” All shares of VBI Capital Stock which are subject to Stock Elections, and that portion of shares of VBI Capital Stock which are subject to Combination Elections and would, but for the application of this Section 1.9(g), be converted into Per Share Stock Consideration, are referred to herein as “Stock Election Shares.”
(ii)   If, after the results of the Election Forms are calculated, the number of shares of VBI Capital Stock to be converted into shares of SBC Common Stock exceeds the Maximum Stock Election Number, subject to any requirement to issue SBC Preferred Stock Consideration, SBC shall cause the Exchange Agent to determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Maximum Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Maximum Stock Election Number is achieved.
(iii)   If, after the results of the Election Forms are calculated, the number of shares of VBI Capital Stock to be converted into cash exceeds the Maximum Cash Election Number, SBC shall cause the Exchange Agent to determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the amount of such cash to the Maximum Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Maximum Cash Election Number is achieved.
(iv)   Notwithstanding the foregoing, SBC may, in its sole discretion, taking into account the actual results of the election process described in Section 1.9, direct at any time prior to the Effective Time that the redesignation procedures provided in this Section 1.9(g) be waived in whole or in part. In such event, the percentage limits specified in Section 1.9(b) for the Maximum Cash Election Number and the Maximum Stock Election Number, respectively, shall be disregarded and the procedures provided for in clause (ii) above shall be applied substituting such percentage limits as SBC shall designate between the percentage limits specified in Section 1.9(b) and the percentages reflected in the actual results of such election process; provided, however, that such actions would not adversely affect the Merger from qualifying as a reorganization under Section 368(a) of the Code.
(v)   After the redesignation procedures, if any, required by this Section 1.9(g) are completed, each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration, and each Stock Election Share shall be converted into the right to receive the Per Share Stock Consideration. Company Stock Certificates shall be exchanged, as applicable, for (i) certificates evidencing the Per Share Stock Consideration, or (ii) the Per Share Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled Company Stock Certificate, upon the surrender of such certificates in accordance with the provisions of Section 2.1, without interest.
ARTICLE 2
DELIVERY OF MERGER CONSIDERATION
2.1   Exchange Procedures.
(a)   Delivery of Transmittal Materials.   Prior to the Effective Time, SBC shall appoint an exchange agent (the “Exchange Agent”) to act as exchange agent hereunder. At or immediately prior to the Effective Time, SBC shall deposit, or cause to be deposited, with the Exchange Agent (i) SBC Common Stock and SBC Preferred Stock issuable pursuant to Section 1.5(a) in book-entry form equal to the Aggregate Merger Consideration (excluding any fractional share consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the cash portion of the Aggregate Merger Consideration, any fractional share consideration and any dividends under Section 2.1(d). As promptly as practicable after the Effective Time (and within five Business Days), the Exchange Agent shall send to each former holder of record of shares of VBI Capital Stock , excluding the holders, if any, of Dissenting Shares, immediately prior to the Effective Time transmittal materials for use in exchanging such holder’s VBI Certificates for the Merger Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the VBI Certificates shall pass, only upon proper delivery of such VBI Certificates (or effective affidavit of loss in lieu thereof as provided in Section 2.1(e)) to the Exchange Agent).
(b)   Delivery of Merger Consideration.   After the Effective Time, following the surrender of a VBI Certificate to the Exchange Agent (or effective affidavit of loss in lieu thereof as provided in Section 2.1(e)) in accordance with the terms of the letter of transmittal, duly executed, the holder of such VBI Certificate shall be entitled to receive in exchange therefor the Merger Consideration in respect of the shares of VBI Capital Stock represented by its VBI Certificate or Certificates. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a VBI Certificate so surrendered is registered, it shall be a condition to such payment that such VBI Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such VBI Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Payments to holders of Dissenting Shares shall be made as required by the FBCA.

(c)   Payment of Taxes.   The Exchange Agent (or, after the agreement with the Exchange Agent is terminated, SBC) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of SBC Common Stock or SBC Preferred Stock) otherwise payable pursuant to this Agreement to any holder of VBI Capital Stock such amounts as the Exchange Agent or SBC, as the case may be, is required to deduct and withhold under the Code or any other provision of applicable Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SBC, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of VBI Capital Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SBC, as the case may be.
(d)   Return of Merger Consideration to SBC.   At any time upon request by SBC, SBC shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed within six months following the Effective Time to holders of VBI Certificates that was deposited with the Exchange Agent (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by SBC), and holders shall be entitled to look only to SBC (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of SBC Common Stock or SBC Preferred Stock and any dividends or other distributions with respect to SBC Common Stock or SBC Preferred Stock payable upon due surrender of their VBI Certificates, without any interest thereon. Notwithstanding the foregoing, neither SBC nor the Exchange Agent shall be liable to any holder of a VBI Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
(e)   Lost VBI Certificates.   In the event any VBI Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such VBI Certificate(s) to be lost, stolen or destroyed and, if required by SBC or the Exchange Agent, the posting by such Person of a bond in such sum as SBC may reasonably direct as indemnity against any claim that may be made against the Company or SBC with respect to such VBI Certificate(s), the Exchange Agent will issue the Merger Consideration deliverable in respect of the shares of VBI Capital Stock represented by such lost, stolen or destroyed VBI Certificates.
2.2   Rights of Former VBI Shareholders.   On or before the Closing Date, the stock transfer books of VBI shall be closed as to holders of VBI Capital Stock and no transfer of VBI Capital Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1, each VBI Certificate (other than the VBI Certificates representing Excluded Shares) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration in exchange therefor and any cash in lieu of fractional shares of SBC Common Stock or SBC Preferred Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.5(c), and any dividends or distributions to which such holder is entitled pursuant to this Article 2. No dividends or other distributions with respect to SBC Common Stock or SBC Preferred Stock with a record date after the Effective Time shall be paid to the holder of any un-surrendered VBI Certificate with respect to the shares of SBC Common Stock or SBC Preferred Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.5(c), and all such dividends, other distributions and cash in lieu of fractional shares of SBC Common Stock or SBC Preferred Stock shall be paid by SBC to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such VBI Certificate in accordance with this Article 2. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such VBI Certificate there shall be delivered to such holder (i) whole shares of SBC Common Stock or SBC Preferred Stock, in book-entry form, in an amount equal to the Merger Consideration to which such holder is entitled pursuant to Section 1.5(a), (ii) at the time of such surrender, the amount of dividends or other distributions, if applicable, with a record date after the Effective Time theretofore paid with respect to such whole shares of SBC Common Stock or SBC Preferred Stock, (iii) the amount of any cash payable in lieu of a fractional share of SBC Common Stock or SBC Preferred Stock to which such holder is entitled pursuant to Section 1.5(c), and (iv) at the appropriate payment date, the amount of dividends or other distributions, if applicable, with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of SBC Common Stock or SBC Preferred Stock. SBC shall make available to the Exchange Agent cash for these purposes, if necessary.
2.3   Dissenters’ Rights.   Any Person who otherwise would be deemed a holder of Dissenting Shares (a “Dissenting Shareholder”) shall not be entitled to receive the applicable Merger Consideration (or cash in lieu of fractional shares) with respect to the Dissenting Shares unless and until such Person shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the provisions of Section 607.1301 through 607.1340 of the FBCA (the “Dissenter Provisions”). Each Dissenting Shareholder shall be entitled to receive only the payment provided by the Dissenter Provisions, less any applicable withholding, with respect to shares of VBI Capital Stock owned by such Dissenting Shareholder. The Company shall give SBC (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Dissenter Provisions. The Company shall not, except with the prior written consent of SBC, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1   Company Disclosure Letter.   Prior to the execution and delivery of this Agreement, the Company has delivered to Seacoast a letter (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the Company’s representations or warranties contained in this Article 3 or to one or more of its covenants contained in Article 4; provided, that (a) no such item is required to be set forth in the Company Disclosure Letter as an exception to any representation or warranty of the Company if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect with respect to the Company. Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify any subsections of Section 3.3 that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections. All representations and warranties of Seacoast shall be qualified by reference to Seacoast’s SEC Reports and such disclosures in any such SEC Reports or other publicly available documents filed with or furnished by Seacoast to the SEC or any other Governmental Authority prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking in nature).
3.2   Standards.
(a)   No representation or warranty of any Party hereto contained in this Article 3 (other than the representations and warranties in (i) Section 3.3(c) and 3.4(c), which shall be true and correct in all respects (except for inaccuracies that are de minimis in amount), and (ii) Sections 3.3(b)(i), 3.3(b)(ii), 3.3(d) and 3.4(b)(i), which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and no Party shall be deemed to have breached any of its representations or warranties, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together in the aggregate with all other facts, circumstances or events inconsistent with such Party’s representations or warranties contained in this Article 3, has had or is reasonably likely to have a Material Adverse Effect on such Party; provided, that, for purposes of Sections 5.2(a) and 5.3(a) only, the representations and warranties which are qualified by references to “material,” “Material Adverse Effect” or to the “Knowledge” of any Party shall be deemed not to include such qualifications.
(b)   Unless the context indicates specifically to the contrary, a “Material Adverse Effect” on a Party shall mean any change, event, development, violation, inaccuracy or circumstance the effect,

individually or in the aggregate, of which is or is reasonably likely to have, (i) a material adverse impact on the condition (financial or otherwise), property, business, assets (tangible or intangible) or results of operations or prospects of such Party taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such Party to perform its obligations under this Agreement or to timely consummate the Merger, the Bank Merger or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include (A) the impact of actions and omissions of a Party (or any of its Subsidiaries) taken with the prior written consent of the other Party in contemplation of the transactions contemplated hereby, (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements generally applicable to banks and their holding companies, (C) changes after the date of this Agreement in laws, rules or regulations or interpretations of laws, rules or regulations by Governmental Authorities of general applicability to banks and their holding companies and (D) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting banks and their holding companies, except to the extent with respect to clauses (B), (C) or (D) that the effect of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole, as compared to other banks and their holding companies. Similarly, unless the context indicates specifically to the contrary, a “Material Adverse Change” is an event, change or occurrence resulting in a Material Adverse Effect on such Party and its Subsidiaries, taken as a whole.
3.3   Representations and Warranties of the Company.   Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in the Company Disclosure Letter, VBI and the Bank, jointly and severally, hereby represent and warrant to Seacoast as follows:
(a)   Organization, Standing, and Power.   Each Subsidiary of VBI is listed on Section 3.3(a) of the Company Disclosure Letter. VBI and each of its Subsidiaries are duly organized, validly existing, and are in good standing under the Laws of the jurisdiction of its formation. VBI and each of its Subsidiaries have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted. VBI and each of its Subsidiaries are duly qualified or licensed to do business and are in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed. VBI is a bank holding company within the meaning of the BHC Act and has elected to be treated as a financial holding company under the BHC Act. The Bank is a Florida state-chartered non-member bank. The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, its deposits are insured by the Deposit Insurance Fund and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending, or to the Knowledge of VBI, threatened.
(b)   Authority; No Breach of Agreement.
(i)   VBI and the Bank each has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and, in the case of the Bank, its sole shareholder), subject only to the VBI Shareholder Approval and such regulatory approvals as are required by law. Neither VBI or the Bank currently has or previously has established an advisory board of directors. Subject to the VBI Shareholder Approval and assuming due authorization, execution, and delivery of this Agreement by each of SBC and SNB, this Agreement represents a legal, valid, and binding obligation of each of VBI and the Bank enforceable against VBI and the Bank in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other Laws affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions, and (B) except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(ii)   As of the date hereof, VBI’s Board of Directors has (A) by the affirmative vote of at least a majority of the entire Board of Directors of VBI duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger; (B) determined that this Agreement and the transactions contemplated hereby, including the Bank Merger, are advisable and in the best interests of VBI and the holders of VBI Capital Stock; (C) subject to Sections 4.5(a) and 4.12, resolved to recommend adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, including the Bank Merger, to the holders of shares of VBI Capital Stock (such recommendations being the “VBI Directors’ Recommendation”); (D) subject to Sections 4.5(a) and 4.12, directed that this Agreement be submitted to the holders of shares of VBI Capital Stock for their adoption; and (E) no Knowledge of any fact, event or circumstance that would cause any beneficial holder of five percent (5%) or more of the outstanding shares of VBI Capital Stock to vote against the adoption of this Agreement, the Merger and the other transactions contemplated hereby, including the Bank Merger.
(iii)   The Bank’s Board of Directors has, by the affirmative vote of all directors voting, which constitutes at least a majority of the entire Board of Directors of the Bank, duly approved and declared advisable this Agreement, the Bank Merger Agreement, the Bank Merger and the other transactions contemplated thereby.
(iv)   Neither the execution and delivery of this Agreement or the Bank Merger Agreement by it nor the consummation by it of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof, will (A) violate, conflict with or result in a breach of any provision of its Organizational Documents, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material assets of VBI or any of its Subsidiaries under any Contract or Permit, or (C) subject to receipt of the Regulatory Consent and the expiration of any waiting period required by Law, violate any Law or Order applicable to VBI or its Subsidiaries or any of their respective material assets.
(v)   Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the Regulatory Consents, (B) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any Benefit Plans, (C) filing of the Articles of Merger with the Secretary of State of the State of Florida as required by the FBCA and (D) as set forth in Section 3.3(b)(v)(D) of the Company Disclosure Letter, no order of, notice to, filing with, or Consent of, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement and the consummation by VBI and the Bank of the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(c)   Capital Stock.   VBI’s authorized capital stock consists of 3,000,000 shares of VBI Common Stock, par value $5.00 per share, of which, as of the date of this Agreement, 733,312 shares are validly issued and outstanding. Set forth in Section 3.3(c) of the Company Disclosure Letter is a true and complete schedule of all outstanding Rights to acquire shares of VBI Capital Stock, including grant date, vesting schedule, exercise price, expiration date and the name of the holder of such Rights. As of the date hereof, there were no options and no warrants granted, vested or outstanding for shares of VBI Common Stock in accordance with any VBI Stock Plan, as applicable. There are no VBI Equity Awards outstanding. There are no other equity securities of VBI outstanding and no outstanding Rights relating to VBI Capital Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of VBI. All of the outstanding shares of VBI Capital Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the FBCA. None of the outstanding shares of VBI Capital Stock have been issued in violation of any preemptive rights of the current or past shareholders of the

Company. There are no Contracts among VBI and its shareholders or by which VBI is bound with respect to the voting or transfer of VBI Capital Stock or the granting of registration rights to any holder thereof. All of the outstanding shares of VBI Capital Stock and all Rights to acquire shares of VBI Capital Stock have been issued in compliance with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of its Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable and have been issued in compliance with all legal requirements and are not subject to any preemptive or similar rights. All of the outstanding shares of capital stock of its Subsidiaries are owned by VBI or wholly-owned Subsidiary thereof, free and clear of all Liens. Each Subsidiary of VBI and Bank is set forth on Section 3.3(c) of the Company Disclosure Letter. Neither VBI nor any of its Subsidiaries has any direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity (other than the Bank and the Subsidiaries), nor are they under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person other than lending transactions which occur in the ordinary course of business consistent with past practice. Except as set forth in Section 3.3(c) of the Company Disclosure Letter, VBI does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of VBI on any matter.
(d)   Financial Statements; Regulatory Reports.
(i)   VBI has delivered or made available (which shall include access to the following by electronic data room, located at https://hovdegroup.firmex.com/projects/1849/documents) to Seacoast true and complete copies of (A) all annual and monthly reports and financial statements of VBI and its Subsidiaries that were prepared for VBI’s or the Bank’s Board of Directors since December 31, 2020, including VBI Financial Statements; (B) the Annual Report of Bank Holding Companies to the Federal Reserve Board for the years ended December 31, 2024, 2023 and 2022, of VBI and its Subsidiaries required to file such reports; (C) all call reports and consolidated and parent company only financial statements, including all amendments thereto, made to the Federal Reserve Board and the FDIC since December 31, 2020 of VBI and its Subsidiaries required to file such reports; and (D) VBI’s Annual Report to Shareholders for the years ended 2020, 2021, 2022,2023, and 2024 and all subsequent Quarterly Reports to Shareholders.
(ii)   The VBI Financial Statements, true and correct copies of which have been made available to Seacoast, have been (and all financial statements to be delivered to Seacoast as required by this Agreement will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except, in each case, as indicated in such statements or in the notes thereto or, in the case of any interim financial statements, the absence of notes or customary year-end adjustments thereto. The VBI Financial Statements fairly present (and all financial statements to be delivered to Seacoast as required by this Agreement will fairly present) the financial position, results of operations, changes in shareholders’ equity and cash flows of VBI and its Subsidiaries as of the dates thereof and for the periods covered thereby (subject to, in the case of unaudited statements, recurring audit adjustments normal in nature and amount). All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of the VBI Financial Statements (the “VBI’s Latest Balance Sheet”), none of VBI or its Subsidiaries has had, nor are any of such entities’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) that is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the Federal Reserve Board, the Florida Office of Financial Regulation or other banking regulatory agency or other federal or state regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of VBI or the Bank since January 1, 2021, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the Federal Reserve Board, or other banking regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of the Company to be filed or disseminated after the date of this Agreement will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. The VBI Financial Statements are supported by and consistent with the general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, true and complete copies of which have been made available to Seacoast. VBI and the Bank have timely filed all reports and other documents required to be filed by them with the FDIC and the Federal Reserve Board. The call reports of the Bank and the accompanying schedules as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2021, through the Closing Date have been, and will be, prepared in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices through periods covered by such reports.
(iii)   Each of VBI and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls, which provide assurance that (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of VBI in accordance with GAAP and to maintain accountability for VBI’s consolidated assets; (C) access to VBI’s assets is permitted only in accordance with management’s authorization; (D) the reporting of VBI’s assets is compared with existing assets at regular intervals; and (E) accounts, notes and other receivables and assets are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Such records, systems, controls, data and information of VBI and its Subsidiaries is recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of VBI or its Subsidiaries (including all means of access thereto and therefrom). The corporate record books of VBI and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the Boards of Directors and shareholders of VBI and its Subsidiaries.
(iv)   Since January 1, 2021 (including with respect to any ongoing audit of any VBI financial statements), neither VBI nor any Subsidiary nor any current director, officer, nor to VBI’s Knowledge, any former officer or director or current employee, auditor, accountant or representative of VBI or any Subsidiary has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of VBI or any Subsidiary or their respective internal accounting controls. No attorney representing VBI or any Subsidiary, whether or not employed by VBI or any Subsidiary, has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) of securities laws, breach of fiduciary duty or similar violations by VBI or any Subsidiary or any officers, directors, employees or agents of VBI or any of its Subsidiaries or any committee thereof or to any director or officer of VBI.
(v)   VBI’s independent public accountants, which have expressed their opinion with respect to the VBI Financial Statements (including the related notes), are and have been throughout the periods covered by such Financial Statements (A) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (B) ”independent” with respect to VBI within the meaning of Regulation S-X and (C) with respect to VBI, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and related Securities Laws. VBI’s independent public accountants have not resigned (or informed VBI that it intends to resign) or been dismissed as independent public accountants of VBI as a result of or in connection with any disagreements with VBI on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Section 3.3(d) of the

Company Disclosure Letter lists all non-audit services performed by VBI’s independent public accountants for the Company since January 1, 2021.
(vi)   There is no transaction, arrangement or other relationship between VBI or any of its Subsidiaries and any unconsolidated or other affiliated entity that is not reflected in the VBI Financial Statements. VBI has no Knowledge of (A) any significant deficiency in the design or operation of internal controls which could adversely affect VBI’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in VBI’s internal controls. Since December 31, 2023, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls of VBI.
(vii)   None of VBI or its Subsidiaries has any material Liabilities, except Liabilities which are accrued or reserved against in the VBI Latest Balance Sheet included in VBI’s Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. The Company has not incurred or paid any Liability since the date of the VBI Latest Balance Sheet, except for such Liabilities incurred or paid (A) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or (B) in connection with the transactions contemplated by this Agreement. VBI is not directly or indirectly liable, by guarantee or otherwise, to assume any Liability or to any Person for any amount in excess of $10,000. Except (x) as reflected in VBI’s Latest Balance Sheet or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP) or (y) for liabilities incurred in the ordinary course of business since January 1, 2021 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, VBI does not have any Liabilities or obligations of any nature. VBI has delivered to SBC true and complete VBI Financial Statements as of December 31, 2023 and December 31, 2024 and the Company shall deliver promptly, when available, all subsequent Quarterly Reports.
(viii)   Prior to the Effective Time, VBI shall deliver to Seacoast true and complete copies of (A) all monthly reports and financial statements of VBI and its Subsidiaries that were prepared for VBI or the Bank since December 31, 2021, including the VBI 2022 Financial Statements, the VBI 2023 Financial Statements and the VBI 2024 Financial Statements; (B) the Annual Report of Bank Holding Companies to the Federal Reserve Board for the years ended December 31, 2021 2022, 2023 and 2024, of VBI and its Subsidiaries required to file such reports; and (C) VBI’s Annual Report to Shareholders for the years ended 2021, 2022, 2023 and 2024 and all subsequent Quarterly Reports to Shareholders, if any.
(e)   Absence of Certain Changes or Events.   Since January 1, 2025, (A) except as set forth on Section 3.3(e) of the Company Disclosure Letter VBI and each of its Subsidiaries has conducted its business only in the ordinary course and consistent with past practice, (B) neither VBI nor any Subsidiary has taken any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or 4.2, (C) there have been no facts, events, changes, occurrences, circumstances or effects that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on VBI and its Subsidiaries, taken as a whole, and (D) VBI has not made any new election or change in any existing election made by VBI for federal or state tax purposes.
(f)   Tax Matters.
(i)   All Taxes of VBI and each of its Subsidiaries that are or were due or payable (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. VBI and each of its Subsidiaries has timely filed all Tax Returns in all jurisdictions in which Tax Returns are required to have been filed by it or on its behalf, and each such Tax Return is true, complete, and accurate in all material respects and has been prepared in compliance with all applicable Laws. Neither VBI nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. There have been no examinations or audits with respect to Taxes of VBI or any of its Subsidiaries by any Taxing Authority. VBI and each of its Subsidiaries has made available to Seacoast true and correct copies of all income Tax Returns filed for each of the five most recent fiscal years ended on or before December 31, 2023. Since January 1, 2023, no claim has been made by a Taxing Authority in a jurisdiction where VBI or any of its Subsidiaries does not file a Tax Return that VBI or any of its Subsidiaries is or may be subject to Taxes by that jurisdiction, and to the Knowledge of VBI and each of its Subsidiaries, no basis for such a claim exists.
(ii)   Since January 1, 2023, neither VBI nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any amount of Tax, and there is no threatened or pending dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of VBI and any of its Subsidiaries or the assets of VBI and its Subsidiaries. No executive officer responsible for tax matters of VBI or any of its Subsidiaries expects any Taxing Authority to assess any additional Tax for any period for which a Tax Return has been filed by VBI or any of its Subsidiaries. Since January 1, 2023, neither VBI nor any of its Subsidiaries has received from any Taxing Authority any notice of deficiency or proposed adjustment for any amount of Tax or any demand for information, formal or informal, for any taxable year. There are no agreements, waivers, or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against VBI or any of its Subsidiaries, and neither VBI nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a tax assessment or deficiency. The relevant statute of limitations is closed with respect to all Tax Returns of VBI and each of its Subsidiaries for all taxable periods through December 31, 2020.
(iii)   Except as set forth in Section 3.3(f)(iii) of the Company Disclosure Letter, neither VBI nor any of its Subsidiaries is a party to any allocation, sharing, indemnification, or similar agreement or arrangement relating to Taxes pursuant to which it will have any obligation to make any payments after the Closing (other than commercial agreements the primary purpose of which does not relate to Taxes). Neither VBI nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal, state, or local income Tax Return or any combined, affiliated or unitary group for any tax purpose (other than a group the common parent of which was VBI), or (b) has any Liability for Taxes of any Person (other than VBI or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by contract, or otherwise.
(iv)   Since January 1, 2023, VBI and each of its Subsidiaries has withheld and paid over to the appropriate Taxing Authority all Taxes required to have been withheld and paid over by it and has complied in all respects with all information reporting and backup withholding requirements under all applicable Laws in connection with amounts paid or owing to any Person, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor, or other third party and Taxes required to be withheld and paid pursuant to Sections 1441, 1442, and 3406 of the Code or similar provisions under applicable Law.
(v)   Neither VBI nor any of its Subsidiaries has been a party to any distribution occurring during the five-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of VBI or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable. Since January 1, 2021, all transactions between or among VBI and any related party have been on arm’s-length terms, and VBI and its Subsidiaries have been at all times in compliance with Section 482 of the Code and its corresponding Treasury Regulations (and any similar provision of applicable Law), including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of VBI and its Subsidiaries, as applicable.
(vi)   Neither VBI nor any of its Subsidiaries (nor any successor thereof) has been or will be required to include any item in income or exclude any item of deduction from taxable income for any taxable period (or a portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting, including any adjustment pursuant to Section 481 of the Code or any comparable provision under applicable Laws; (B) ”closing agreement” as described in Section 7121 of the Code or any comparable provision under applicable Law, executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any comparable provision of applicable Law; (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (F) debt instrument held on or before the Closing Date that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code; (G) use of an improper method of accounting or the cash method of accounting for a taxable period (or a portion thereof) ending on or prior to the Closing Date; or (H) similar election, action or agreement deferring the Liability for Taxes from any taxable period (or a portion thereof) ending on or before the Closing Date to any taxable period (or a portion thereof) beginning after the Closing Date.
(vii)   Since January 1, 2023, neither VBI nor any of its Subsidiaries has taken a reporting position on a Tax Return that, if not sustained, could be reasonably likely to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of applicable Law), participated in any “reportable transaction” or “listed transaction,” as those terms are defined in Treasury Regulations Section 1.6011-4(b) or any comparable provision of applicable Law, or participated in any transaction substantially similar to a reportable transaction. Neither VBI nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes. Neither VBI nor any of its Subsidiaries have owned any interest in a non-U.S. entity.
(viii)   The unpaid Taxes of VBI and each of its Subsidiaries (A) did not, as of the date of the VBI’s Latest Balance Sheet, exceed the reserve for tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and tax income) set forth on the face of the VBI’s Latest Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of VBI in filing its Tax Returns. Since the date of the VBI Latest Balance Sheet, neither VBI nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practice.
(ix)   Neither VBI nor any of its Subsidiaries has requested or received any private letter ruling of the Internal Revenue Service or comparable written rulings or guidance issued by any other Taxing Authority. There is no power of attorney given by or binding upon VBI or any of its Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired. No shares of VBI are traded on an established securities market within the meaning of Section 7704(b)(1) of the Code.
(x)   Neither VBI nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897 of the Code within the period described in Section 897(c)(1)(A)(ii) thereof.
(xi)   Without regard to this Agreement, neither VBI nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.
(xii)   VBI is, and has been since incorporation, a “C” corporation for income tax purposes.
(xiii)   Neither VBI nor any of its Subsidiaries has claimed any benefits with respect to the employee retention credit pursuant to Section 2301 of the CARES Act or any corresponding or similar COVID-19 pandemic relief Laws.
(g)   Environmental Matters.
(i)   VBI and the Bank have delivered, or caused to be delivered to Seacoast, or provided Seacoast access to, true and complete copies of all environmental site assessments, test results,

analytical data, boring logs and other environmental reports and studies held by VBI and each of its Subsidiaries relating to its Properties and Facilities (collectively, the “VBI Environmental Reports”).
(ii)   VBI and each of its Subsidiaries and their respective Facilities and Properties are, and have been since January 1, 2023, in compliance with all Environmental Laws, except as set forth in the VBI Environmental Reports and except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there are no past or present events, conditions, circumstances, activities or plans related to the Properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.
(iii)   There is no Litigation pending or to the Knowledge of VBI threatened before any Governmental Authority or other forum in which VBI or any of its Subsidiaries or any of their respective Properties or Facilities (including but not limited to Properties and Facilities that secure or secured loans made by VBI or its Subsidiaries and Properties and Facilities now or formerly held, directly or indirectly, in a fiduciary capacity by VBI or its Subsidiaries) has been or, with respect to threatened Litigation, may be named as a defendant (A) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) any such Properties or Facilities.
(iv)   During, or to VBI’s Knowledge prior, to the period of (A) VBI’s or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of, or (B) VBI’s or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of their respective Properties and Facilities, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such Properties or Facilities.
(h)   Compliance with Permits, Laws and Orders.
(i)   VBI and each of its Subsidiaries has in effect all Permits and has made all filings, applications and registrations with Governmental Authorities that are required for it to own, lease or operate its properties and assets and to carry on its business as now conducted (and has paid all fees and assessments due and payable in connection therewith) and there has occurred no Default under any Permit applicable to their respective business or employees conducting their respective businesses.
(ii)   Neither VBI nor any of its Subsidiaries is and has not since December 31, 2020, been in Default under any Laws or Orders applicable to its business or employees conducting its business. As of the date of this Agreement, none of VBI or any of its Subsidiaries knows of any reason why all Regulatory Consents required for the consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger, should not be obtained on a timely basis.
(iii)   Neither VBI nor any of its Subsidiaries has received any notification or communication from any Governmental Authority, (A) asserting that VBI or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, (B) threatening or contemplating revocation or limitation of, or which could have the effect of revoking or limiting, any Permits, or (C) requiring or advising that it may require VBI or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking that restricts materially the conduct of its business or in any material manner relates to its management.
(iv)   VBI and each of its Subsidiaries are and, at all times since December 31, 2020, have been, in compliance with all Laws applicable to their business, operations, properties or assets, including Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act,

the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, the Truth in Lending Act, the Sarbanes-Oxley Act of 2002, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices.
(v)   Neither VBI nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2020, a recipient of any supervisory letter from, or since December 31, 2020, have adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, ability to pay dividends, credit or risk management policies, management or business (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has VBI or any of its Subsidiaries been advised in writing or, to the Knowledge of VBI, orally, since December 31, 2020, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.
(vi)   There (A) is no written, or to the Knowledge of VBI, oral unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of VBI or any of its Subsidiaries, (B) have been no written, or to the Knowledge of VBI, oral formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to its or its Subsidiaries’ business, operations, policies or procedures since December 31, 2020, and (C) is not any pending or, to the Knowledge of VBI, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of VBI or any of its Subsidiaries.
(vii)   Neither VBI, the Bank (nor to the Knowledge of VBI any of their respective directors, executives, officers, employees or Representatives) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment.
(viii)   Except as required by the Bank Secrecy Act, to the Knowledge of VBI, no employee of VBI or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by VBI or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither VBI nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of VBI or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of VBI or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).
(ix)   Since December 31, 2020, VBI and each of its Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that VBI and each of its Subsidiaries was required to file with any Governmental Authority and all other reports and statements required to be filed by VBI and each of its Subsidiaries since December 31, 2020, including any report or statement required to be filed pursuant to the Laws of the United States, any state or political subdivision, any foreign jurisdiction, or any other Governmental Authority, have been so filed, and VBI and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(x)   The Bank is not authorized to act in any capacity as a corporate fiduciary.
(xi)   VBI maintains a written information privacy and security program and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security (collectively, “Privacy and Security Policies”) that are commercially reasonable and that comply in all material respects with (i) all requirements of all applicable laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), encryption, disposal, destruction, disclosure or transfer (collectively, “Processing”) of Personal Data (as defined below), (ii) all of VBI’s and each of its Subsidiaries’ policies and notices regarding Personal Data, and (iii) all of VBI’s and each of its Subsidiaries’ contractual obligations with respect to the Processing of Personal Data (collectively, “Data Protection Requirements”). VBI maintains reasonable measures to protect the privacy, confidentiality and security of all information that identifies, could be used to identify or is otherwise associated with an individual person or device or is otherwise covered by any “personal information” or similar definition under applicable law (e.g., “personal data,” “personally identifiable information” or “IPII”) (collectively “Personal Data”) against any (i) unauthorized access, loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). VBI has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VBI or require a report to a Regulatory Agency. Within the three (3) year period prior to the date hereof, VBI and each of its Subsidiaries has (i) complied in all material respects with all of their respective Privacy and Security Policies and applicable Data Protection Requirements, and (ii) used commercially reasonable measures consistent with reasonable practices in the industry to ensure the confidentiality, privacy and security of Personal Data. To the Knowledge of VBI, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on VBI.
(xii)   To the extent that VBI has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), it has done such in good faith and in compliance in all material respects with all Laws governing such program, including but not limited to all regulations and guidance issued by the SBA with respect to loans originated pursuant to or in association with the PPP. VBI has not originated any loan under the PPP to any Insider, as the term is defined under Regulation O (12 C.F.R. Part 215).
(i)    Labor Relations.
(i)   Neither VBI nor any of its Subsidiaries is the subject of any Litigation asserting that VBI or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel VBI or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is VBI or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving it pending or, to its Knowledge, threatened, nor, to its Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.
(ii)   (A) Each individual that renders services to VBI or any of its Subsidiaries who is classified as (1) an independent contractor or other non-employee status or (2) an exempt or non-exempt employee, is properly so classified for all purposes, and (B) VBI and each of its Subsidiaries have paid or properly accrued in the ordinary course of business all wages and compensation due to employees of VBI and its Subsidiaries, including all overtime pay, vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.
(iii)   Neither VBI nor any of its Subsidiaries is in conflict with, or in default or in violation of, any applicable Federal, state or local Law, or any collective bargaining agreement or arrangement with respect to employment, employment practices, terms and conditions of employment, withholding of Taxes, prohibited discrimination, equal employment, fair employment practices, immigration status, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Action of 1988), or wages and hours.
(iv)   No executive officer of VBI or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment Contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement or any other agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject VBI or any of its Subsidiaries to any liability with respect to any of the foregoing matters.
(v)   (i) To the Knowledge of VBI, no written allegations of sexual harassment or sexual misconduct have been made since December 31, 2021 against any officer or director of VBI subject to the reporting requirements of Section 16(a) of the 1934 Act (a “VBI Insider”), (ii) since December 31, 2021, neither VBI nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any VBI Insider, and (iii) there are no proceedings currently pending or, to the Knowledge of VBI, threatened related to any allegations of sexual harassment or sexual misconduct by any VBI Insider. In the past five (5) years, neither VBI nor any of its Subsidiaries has entered into a settlement agreement with a current or former officer, an employee or independent contractor of VBI or its Subsidiaries that substantially involves allegations relating to sexual harassment by either (i) an executive officer of the VBI or its Subsidiaries or (ii) a senior employee of VBI or its Subsidiaries. In the past five (5) years, to the Knowledge of VBI, no allegations of sexual harassment have been made against (x) an executive officer of VBI or its Subsidiaries or (y) an employee at the level of Senior Vice President (or any similarly-leveled employee) or above of VBI or its Subsidiaries.
(j)    Employee Benefit Plans.
(i)   Section 3.3(j)(i) of the Company Disclosure Letter sets forth each Benefit Plan whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Code, ERISA, or other applicable law, (D) set forth in an employment agreement, consulting agreement, individual award agreement, or (E) written or oral.
(ii)   VBI has made available to Seacoast prior to the date of this Agreement correct and complete copies of the following documents: (A) all Benefit Plan documents (and all amendments thereto), (B) all trust agreements or other funding arrangements for its Benefit Plans (including insurance or group annuity Contracts), and all amendments thereto, (C) with respect to any Benefit Plans or amendments, the most recent determination letters, as well as a correct and complete copy of each pending application for a determination letter (if any), and all rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (D) for the past three (3) years, annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Benefit Plans, including but not limited to the annual report on Form 5500 (if such report was required), (E) the most recent summary plan description for each Benefit Plan for which a summary plan description is required by Law, including any summary of material modifications thereto, (F) in the case of Benefit Plans that are Rights or individual award agreements under any VBI Stock Plan, a representative form of award agreement together with a list of persons covered by such representative form and the number of shares of VBI Common Stock covered thereby, (G) all documents evidencing any agreements or arrangements with service providers relating to Benefit Plans, (H) all material correspondence and/or notifications from any Governmental Authority or administrative service with regard to any Benefit Plan, and (I) nondiscrimination testing data and results for the two most recently completed plan years (if applicable) with regard to any Benefit Plan.
(iii)   Since January 1, 2021, all of the Benefit Plans have been administered in compliance with their terms and with the applicable provisions of ERISA and the Code and (if applicable) in a manner that complies with and is exempt from tax or other penalty under the Patient Protection and Affordable Care Act, in combination with the Health Care and Reconciliation Act of 2010 (together, the “Affordable Care Act”); and any other applicable Laws. All Benefit Plans that are employee pension benefit plans, as defined in Section 3(2) of ERISA, that are intended to be tax qualified under Section 401(a) of the Code, have received a current, favorable determination letter from the Internal Revenue Service or have filed a timely application therefor, and there are no circumstances that will or could reasonably result in revocation of any such favorable determination letter or negative consequences to an application therefor. Each trust created under any of its ERISA Plans has been determined to be exempt from Tax under Section 501(a) of the Code and neither VBI nor any of its Subsidiaries is aware of any circumstance that will or could reasonably result in revocation of such exemption. With respect to each of its Benefit Plans, to the Knowledge of VBI, no event has occurred that will or could reasonably give rise to a loss of any intended Tax consequences under the Code or to any Tax under Section 511 of the Code. There are no pending or, to the Knowledge of VBI, threatened Litigation, governmental audits or investigations or other proceedings, or participant claims (other than claims for benefits in the normal course of business) with respect to any Benefit Plan.
(iv)   Since January 1, 2023, neither VBI nor any of its Subsidiaries has engaged in a transaction with respect to any of their Benefit Plans that would subject VBI or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Since January 1, 2023, neither VBI nor any of its Subsidiaries nor any administrator or fiduciary of any of their Benefit Plans (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner with respect to any of their Benefit Plans that could subject it to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. No oral or written representation or communication with respect to any aspect of the Benefit Plans of VBI or any of its Subsidiaries have been made to employees of VBI or any such Subsidiary that is not in conformity with the written or otherwise preexisting terms and provisions of such plans.
(v)   None of VBI, any Subsidiary or any ERISA Affiliates thereof have and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (A) a “defined benefit plan” (as defined in ERISA Section 3(35) or Section 414(j) of the Code; (B) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3); (C) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Section 413(c) of the Code; or (D) a “multiple employer welfare arrangement” as defined in ERISA Section 3(40). Neither VBI nor any of its Subsidiaries nor any of their ERISA Affiliates have incurred and there are no circumstances under which any could reasonably incur any Liability under Title IV of ERISA or Section 412 of the Code.
(vi)   Except as set forth in Section 3.3(j)(vi) of the Company Disclosure Letter, neither VBI nor any of its Subsidiaries nor any of their respective ERISA Affiliates has any incurred current or projected obligations or Liability for post-employment or post-retirement health, medical, surgical, hospitalization, death or life insurance benefits under any of its Benefit Plans, other than with respect to benefit coverage mandated by Section 4980B of the Code or other applicable Law.
(vii)   Except as set forth in Section 3.3(j)(vii) of the Company Disclosure Letter, no Benefit Plan exists and there are no other Contracts, plans, or arrangements (written or otherwise) covering any Company employee that, individually or collectively, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), would reasonably be expected to, (A) result in any material severance pay upon any termination of employment, or (B) accelerate the time of payment or vesting or result in any material payment or material funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable, require the security of material benefits under or result in any other material obligation pursuant to, any such VBI Plans, contracts, plans, or arrangements. Except as set forth in Section 3.3(j)(vii) of the Company Disclosure Letter, no amounts paid or payable (whether in cash, property or the vesting of property) individually or collectively, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), will result in the payment of any amount that would, individually or in combination with any other such payment, result in the loss of a deduction under Section 280G of the Code or be subject to an excise tax under Section 4999 of the Code. Except as set forth in Section 3.3(j)(vii) of the Company Disclosure Letter, VBI has made available to Seacoast true and complete copies of calculations under Section 280G of the Code (whether or not final) with respect to any disqualified individual, if applicable, in connection with the transactions contemplated by this Agreement.
(viii)   Each Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary compliance with and since January 1, 2023 has been operated and administered in compliance with, Section 409A of the Code and the applicable guidance issued thereunder, and no Benefit Plan provides any compensation or benefits which could subject, or have subjected, a covered service provider to gross income inclusion or tax pursuant to Section 409A of the Code. Neither VBI nor any of its Subsidiaries has any indemnification obligation pursuant to any Benefit Plan or any Contract to which VBI or any of its Subsidiaries is a party for any Taxes imposed under Section 4999 or 409A of the Code.
(ix)   Except as set forth in Section 3.3(j)(ix) of the Company Disclosure Letter, VBI does not maintain and since January 1, 2023 has never maintained a supplemental executive retirement plan or any similar plan for directors, officers or employees.
(x)   Since January 1, 2023, all of the Benefit Plans that constitute compensation arrangements involving officers of VBI or the Bank have been approved and administered by VBI’s Board of Directors in accordance with all applicable corporate and regulatory requirements.
(k)   Material Contracts.   Except as listed in Section 3.3(k) of the Company Disclosure Letter, as of the date of this Agreement, neither VBI nor any of its Subsidiaries nor any of their respective assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (A) any employment, severance, termination, consulting, retention, or retirement Contract, (B) any Contract relating to the borrowing of money by VBI or any of its Subsidiaries or the guarantee by VBI or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of the Bank or Contracts pertaining to trade payables incurred in the ordinary course of business consistent with past practice), (C) any Contract containing covenants that limit the ability of VBI or any of its Subsidiaries or any of their Affiliates (including, after the Effective Time, Seacoast or any of its Affiliates) to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, VBI or any of its Subsidiaries Affiliates (including, after the Effective Time, Seacoast or any of its Affiliates) may carry on its business, (D) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by VBI or any of its Subsidiaries of $25,000 or more or (y) have a term exceeding 12 months in duration (except those entered into in the ordinary course of business with respect to loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar routine banking activities and equipment maintenance agreements that are not material), (E) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (F) any Contract relating to the provision of data processing, network communications or other material technical services to or by VBI or any of its Subsidiaries, (G) any Contract to which any Affiliate, officer, director, employee or consultant of VBI or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposits from, directors, officers and employees entered into in the ordinary course of business consistent with past practice and in accordance with all applicable regulatory requirements with respect to it), (H) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement, (I) any Contract that provides any rights to investors in VBI or any of its Subsidiaries, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the VBI Board of

Directors, (J) any Contract that provides for potential material indemnification payments by VBI or any of its Subsidiaries, or (K) any other Contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K) if VBI were required to file such with the SEC. With respect to each of its Contracts that is described above: (w) the Contract is valid and binding on VBI or any of its Subsidiaries thereto and, to the Knowledge of VBI, each other party thereto and is in full force and effect, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought); (x) neither VBI nor any of its Subsidiaries is in Default thereunder; (y) neither VBI nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to the Knowledge of VBI, in Default in any material respect or has repudiated or waived any material provision of any such Contract. No Consent is required by any such Contract for the execution, delivery or performance of this Agreement or the consummation of the Merger, the Bank Merger or the other transactions contemplated hereby or thereby. Except as set forth in Section 3.3(k)(i)(B) of the Company Disclosure Letter, all indebtedness for money borrowed of VBI or any of its Subsidiaries is prepayable without penalty or premium.
(l)    Legal Proceedings.   Except as set forth in Section 3.3(l) of the Company Disclosure Letter, there is no Litigation pending or, to the Knowledge of VBI, threatened against VBI or any of its Subsidiaries or any of their assets, interests, or rights, nor are there any Orders of any Governmental Authority or arbitrators outstanding against VBI or any of its Subsidiaries, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against the Company that, if adversely determined, individually or in the aggregate, would have a Material Adverse Effect on VBI or any of its Subsidiaries or would materially impede or delay VBI or any of its Subsidiaries’ ability to perform their covenants and agreements under this Agreement or to consummate the transactions hereby, including the Merger and the Bank Merger. There is no Litigation, pending or, to the Knowledge of VBI, threatened, against any officer, director, advisory director or employee of VBI or any of its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of VBI or any of its Subsidiaries.
(m)   Intellectual Property.
(i)   VBI owns, or is licensed or otherwise possesses legally enforceable and unencumbered rights to use, all Intellectual Property (including the Technology Systems) that is used by VBI or any of its Subsidiaries in their businesses. VBI has not (A) licensed to any Person in source code form any Intellectual Property owned by VBI or (B) entered into any exclusive agreements relating to Intellectual Property owned by VBI.
(ii)   Section 3.3(m)(ii) of the Company Disclosure Letter lists all patents and patent applications, all registered and unregistered trademarks and applications therefor, trade names and service marks, registered copyrights and applications therefor, domain names, web sites, and mask works owned by or exclusively licensed to VBI or any of its Subsidiaries included in its Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. No royalties or other continuing payment obligations are due in respect of any third-party patents, trademarks or copyrights, including software.
(iii)   All patents, registered trademarks, service marks and copyrights held by the Company are valid and subsisting. Since January 1, 2021, neither VBI nor any of its Subsidiaries (A) have been sued in any Litigation which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (B) has not brought any Litigation for infringement of its Intellectual Property or breach of any license or other Contract involving its Intellectual Property against any third party.

(n)   Loan and Investment Portfolios.
(i)   All loans, loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which VBI or any of its Subsidiaries is the creditor (A) were at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business of VBI or any of its Subsidiaries and are the legal, valid and binding obligations of the obligors thereof, enforceable in accordance with their terms, (B) are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be and (C) to the extent secured, have been secured by valid Liens that have been perfected. True and complete lists of all Loans as of December 31, 2024 and on a monthly basis thereafter, and of the investment portfolios of VBI as of such date, are disclosed on Section 3.3(n)(i) of the Company Disclosure Letter.
(ii)   Except as specifically set forth on Section 3.3(n)(ii) of the Company Disclosure Letter, neither VBI nor any Subsidiary is a party to any Loan that was, as of the most recent month-end prior to the date of this Agreement, (A) delinquent by more than thirty (30) days in the payment of principal or interest, (B) to the Knowledge of VBI, otherwise in material default for more than thirty (30) days, (C) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by VBI or any Regulatory Authority having jurisdiction over VBI or any of its Subsidiaries, (D) an obligation of any director, executive officer or 10% shareholder of VBI or the Bank who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, or (E) in violation of any Law.
(iii)   Each outstanding Loan (including Loans held for resale to investors) in which VBI or any of its Subsidiaries is the creditor was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan or other similar files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of VBI and the Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws.
(iv)   None of the agreements pursuant to which VBI or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(v)   Neither VBI nor any Subsidiary is now nor have they ever been since January 1, 2021, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(o)   Adequacy of Allowances for Losses.   Each of the allowances for losses on loans, financing leases and other real estate included on the VBI Latest Balance Sheet (along with any subsequent balance sheet required to be delivered hereunder) is, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of VBI, there are no facts or circumstances that are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor. Each of the allowances for losses on loans, financing leases and other real estate reflected on the books of VBI at all times from and after the date of the VBI Latest Balance Sheet is, and will be, adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of VBI, there are no facts or circumstances that are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor.

(p)   Loans to Executive Officers and Directors.   Neither VBI nor any of its Subsidiaries have extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of VBI or the Bank, except as permitted by Section 13(k) of the 1934 Act, as applicable, and as permitted by Federal Reserve Regulation O and that have been made in accordance with the provisions of Regulation O. Section 3.3(p) of the Company Disclosure Letter identifies any loan or extension of credit maintained by VBI or any of its Subsidiaries to which the second sentence of Section 13(k)(1) of the 1934 Act applies.
(q)   Community Reinvestment Act; Regulatory Capitalization.   Since January 1, 2021, the Bank has complied in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, the Bank has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of VBI, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices. VBI and the Bank are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.
(r)    Privacy of Customer Information.
(i)   VBI and its Subsidiaries, as applicable, are the sole owners of all IIPI relating to customers, former customers and prospective customers that will be transferred to Seacoast or a Subsidiary of Seacoast pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.2(r), “IIPI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 CFR Part 1016.
(ii)   VBI and its Subsidiaries’ collection and use of such IIPI, the transfer of such IIPI to Seacoast or any of its Subsidiaries, and the use of such IIPI by Seacoast or any of its Subsidiaries complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.
(s)   Technology Systems.
(i)   No material action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the Technology Systems to continue by the Surviving Corporation and its Subsidiaries to the same extent and in the same manner that it has been used by VBI and its Subsidiaries prior to the Effective Time.
(ii)   The Technology Systems (for a period of 18 months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on the Company. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens (other than Permitted Liens). Access to business-critical parts of the Technology Systems is not shared with any third party.
(iii)   VBI has furnished to Seacoast a true and correct copy of its disaster recovery and business continuity arrangements.
(iv)   Neither VBI nor any of its Subsidiaries has received notice of and is not aware of any material circumstances, including the execution of this Agreement, that would enable any third party to terminate any of its or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).
(t)    Insurance Policies.   VBI and each of its Subsidiaries maintain in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties, and (ii) it reasonably believes are comparable to those maintained by other banking organizations of similar size and complexity. A true and complete list of all such insurance policies is attached as Section 3.3(t) of the Company Disclosure Letter. Neither VBI nor any of its Subsidiaries is now liable for, nor has VBI nor any such Subsidiary received notice of, any material retroactive premium adjustment. VBI and each of its Subsidiaries are in compliance in all material respects with their respective insurance policies and are not in Default under any of the terms thereof and each such policy is valid and enforceable and in full force and effect, and neither VBI nor any of its Subsidiaries has received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds and, except for policies insuring against potential liabilities of officers, directors and employees of VBI and its Subsidiaries, VBI or its Subsidiaries are the sole beneficiary of any such policy, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Within the last three years, none of VBI or any of its Subsidiaries have been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and neither VBI nor the Bank has any reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.
(u)   Corporate Documents.   VBI has delivered to SBC, with respect to VBI and each of its Subsidiaries, true and correct copies of its Organizational Documents and the charters of each of the committees of its board of directors, all as amended and currently in effect. All of the foregoing, and all of the corporate minutes and stock transfer records of VBI and each of its Subsidiaries that will be made available to SBC after the date hereof, are current, complete and correct in all material respects.
(v)   State Takeover Laws.   VBI has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Laws of any jurisdiction (collectively, “Takeover Laws”). VBI has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provision of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.
(w)   Certain Actions.   Neither VBI nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of VBI, there are no facts or circumstances that are reasonably likely to (i) prevent either the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any required Regulatory Consents. To the Knowledge of VBI, there exists no fact, circumstance, or reason that would cause any required Consent not to be received in a timely manner.
(x)   Real and Personal Property.   VBI and its Subsidiaries have good, valid and marketable title to all material real property owned by it free and clear of all Liens, except Permitted Liens and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. VBI and its Subsidiaries have paid, and will pay, any and all applicable tangible personal property Taxes owed or due by VBI or its Subsidiaries. VBI and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens). Each of VBI and its Subsidiaries has complied with the terms of all leases to which it is a party in all material respects, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing Default by VBI or such Subsidiary or, to the Knowledge of VBI, any other party thereto, or any event which with notice or lapse of time or both would constitute such a Default.

(y)   Investment Advisory, Insurance and Broker-Dealer Matters.
(i)   No Subsidiary of VBI is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). Bank offers investment management, investment advisory or sub-advisory services, or any other wealth management services including but not limited to trust and estate planning and trust administration either through a third party or pursuant to an exemption from registration under the Investment Advisers Act and any analogous applicable state law.
(ii)   No Subsidiary of VBI or Bank conducts insurance operations that require it to be registered with any state insurance regulatory authorities.
(iii)   No Subsidiary of VBI is a broker-dealer or is required to register as a “broker” or “dealer” in accordance with the provisions of the 1934 Act or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of the Financial Industry Regulatory Authority (“FINRA”)) any member firm of FINRA.
(z)   Information Security.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on VBI, to the Knowledge of VBI, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of VBI and its Subsidiaries.
(aa)   Investment Securities and Commodities.
(i)   Each of VBI and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to VBI’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of VBI or its Subsidiaries. Such securities and commodities are valued on the books of VBI in accordance with GAAP in all material respects.
(ii)   VBI and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that VBI believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, VBI has made available to SBC the material terms of such policies, practices and procedures.
(bb)   Brokers and Finders.   Except for Hovde Group, LLC neither VBI nor any of its Subsidiaries nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.
(cc)   Volcker Rule.   VBI and its Subsidiaries do not engage in “proprietary trading” (as defined in 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board in connection therewith (the “Volcker Rule”)) or hold any ownership interest in or sponsor any “covered fund” (as defined in the Volcker Rule).
(dd)   Fairness Opinion.   Prior to the execution of this Agreement, VBI has received an executed opinion of Hovde Group, LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of VBI and a copy of such executed opinion has been or will be promptly delivered by VBI to SBC immediately following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.
(ee)   Transactions with Affiliates.   Except as set forth in Section 3.3(ee) of the Company Disclosure Letter, there are no agreements, contracts, plans, arrangements or other transactions between VBI and any of its Subsidiaries, on the one hand, and any (i) officer or director of VBI or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of VBI, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of VBI, on the other hand, except those of a type available to non-affiliates of VBI generally.
(ff)   Cryptocurrency Business Representations.   VBI and its Subsidiaries maintain, and have maintained, all appropriate policies and procedures reasonably designed to ensure compliance with VBI’s regulatory compliance responsibilities related to providing banking services to customers that operate businesses involving virtual currencies and/or other digital assets (“Virtual Currency Businesses”), which policies and procedures are periodically reviewed and approved by VBI’s board of directors. VBI and its Subsidiaries are currently in compliance with such policies and procedures, including with respect to VBI’s obligations under the Bank Secrecy Act in connection with providing banking services to customers that are Virtual Currency Businesses. Prior to the date of this Agreement, VBI has made available to SBC a copy of such policies and procedures. In addition, VBI and/or its Subsidiaries have conducted adequate due diligence of each Virtual Currency Business to which VBI and/or its Subsidiaries provides banking services commensurate with the level of risk assigned to each such customer, as required by the Bank Secrecy Act and VBI’s policies and procedures. As of the date of this Agreement, each of the Virtual Currency Businesses to which VBI and/or its Subsidiaries provides banking services satisfy the requirements set forth in VBI’s policies and procedures, including the requirement that each such Virtual Currency Business obtains and maintains registration with the U.S. Treasury Department’s Financial Crimes Network (“FinCEN”) and complies with any applicable state-based licensing requirements. As of the date of this Agreement, none of VBI or any of its Subsidiaries is aware of any violations of the Bank Secrecy Act, FinCEN rules or regulations, state money transmission laws, rules or regulations or other regulatory obligations imposed on the Virtual Currency Businesses to which any of them provides banking services.
(gg)   Derivative Transactions.   Neither VBI nor any of its Subsidiaries is a party to or otherwise bound by any Derivative Transaction.
(hh)   Trust Business; Administration of Fiduciary Accounts.   Neither VBI nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
(ii)   Transaction Costs.   Section 3.3(ii) of the Company Disclosure Letter sets forth attorneys’ fees, investment banking fees, accounting fees, and other costs or fees of VBI and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Closing Date in connection with the Merger and the other transactions contemplated by this Agreement.
(jj)   Sanctions, Anti-Money Laundering and Anti-Corruption Laws.
(i)   None of VBI nor any of its Subsidiaries, nor, to the knowledge of VBI, any of their respective directors or executive officers, is, or is 50% or more owned or controlled by one or more persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine), except as otherwise authorized pursuant to Sanctions. Neither VBI nor any of its Subsidiaries has engaged in business with foreign nations, organizations or individuals named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (x) the Specially Designated Nationals and Blocked Persons List; (y) the Sanctions Program and Countries Summaries Lists; or (z) Executive Order 13224. Section 3.3(jj)(i) of the Company Disclosure Letter sets forth all accounts held by Cuban Nationals for which VBI or any of its Subsidiaries provides services (“Cuban National Accounts”). VBI and its Subsidiaries are in material compliance with all applicable laws with respect to the Cuban National Accounts.

(ii)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on VBI, VBI and its Subsidiaries, and, to the Knowledge of VBI, each of their respective directors and executive officers, acting alone or together, is and has been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery applicable law.
(iii)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on VBI, none of VBI nor any of its Subsidiaries, nor, to the Knowledge of VBI, any of their respective directors and executive officers acting alone or together, has, directly or indirectly, (i) used any funds of VBI or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of VBI or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of VBI or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of VBI or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for VBI or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for VBI or any of its Subsidiaries.
(kk)   Representations Not Misleading.   No representation or warranty by VBI and the Bank in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.
3.4   Representations and Warranties of Seacoast.   Subject to and giving effect to Sections 3.1 and 3.2, and except as set forth in the Seacoast Disclosure Letter, SBC and SNB, jointly and severally, hereby represent and warrant to the Company as follows:
(a)   Organization, Standing, and Power.   Each of SBC and SNB (i) is duly organized, validly existing, and (as to SBC) in good standing under the Laws of the jurisdiction in which it is incorporated, (ii) has the requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now conducted and (iii) is duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or conduct of their business requires them to be so qualified or licensed, except in the cause of clause (iii) where the failure to be so qualified or licensed, individually or in the aggregate, has not had or would not reasonably be excepted to have a Material Adverse Effect on SBC or SNB. SBC is a financial holding company within the meaning of the BHC Act and meets the applicable requirements for qualification as such. SNB is a national banking association domiciled in the State of Florida. SNB is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and its deposits are insured by the Deposit Insurance Fund and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the knowledge of SBC, threatened.
(b)   Authority; No Breach of Agreement.
(i)   SBC and SNB each have the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and in the case of SNB, its sole shareholder). Assuming due authorization, execution and delivery of this Agreement by VBI and the Bank, this Agreement represents a legal, valid and binding obligation of each of SBC and SNB, enforceable against each of SBC and SNB, in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and (B) except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(ii)   SBC’s and SNB’s Boards of Directors (A) have duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger.
(iii)   Neither the execution and delivery of this Agreement by SBC or SNB, nor the consummation by either of them of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (A) violate conflict with or result in a breach of any provision of their respective Organizational Documents, or (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material asset under, any Contract or Permit, or (C) subject to receipt of the Required Consents and the expiration of any waiting period required by Law, violate any Law or Order applicable to SBC or SNB or any of their respective material assets.
(c)   Capital Stock.   SBC’s authorized capital stock consists of (i) 120 million shares of SBC Common Stock, of which, as of April 30, 2025, 86,776,678 shares are issued, 85,985,448 shares are outstanding, and 791,230 shares were held in its treasury and (ii) 4 million shares of preferred stock (“SBC Preferred Stock”), of which, as of the date of this Agreement, no shares are issued or outstanding. As of the date of this Agreement, there were 1,074,498 restricted shares of SBC Common Stock and 738,996 restricted units of SBC Common Stock validly issued and outstanding and the restricted shares and units were each issued in accordance with the SBC Stock Plans and such restricted shares represent all of the Rights issued under the SBC Stock Plans. Except as set forth in this Section 3.4(c), Section 3.4(c) of the Seacoast Disclosure Letter and as set forth in SBC’s SEC Reports, as of the date of this Agreement there were no equity securities of SBC outstanding (other than the SBC Common Stock) and no outstanding Rights relating to SBC Common Stock, and no Person has any Contract or any right or privilege (whether preemptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of SBC. All of the outstanding shares of SBC Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, non-assessable under the FBCA. None of the outstanding shares of SBC Common Stock have been issued in violation of any preemptive rights of the current or past shareholders of SBC. All of the outstanding shares of SBC Common Stock and all Rights to acquire shares of SBC Common Stock have been issued in compliance in all material respects with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of its Subsidiaries have been duly authorized and are validly issued, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable. The outstanding capital stock of each of its Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. SBC owns all of the issued and outstanding shares of capital stock of SNB free and clear of all Liens, charges, security interests, mortgages, pledges and other encumbrances. At the Effective Time, the amount of issued and outstanding capital stock of SNB, as the Surviving Bank shall be the same amount of capital stock of SNB issued and outstanding immediately prior to the Effective Time. Preferred stock shall not be issued by the Surviving Bank. The authorized capital stock of SNB consists of 10,000,000 shares of common stock, par value $10.00 per share, 5,679,285 of which are issued and outstanding.
(d)   Financial Statements.   The financial statements of SBC and its Subsidiaries included (or incorporated by reference) in the SBC SEC Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of SBC and its Subsidiaries; (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SBC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring audit adjustments normal in nature and amount); (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of SBC and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(e)   Legal Proceedings.   There is no Litigation that would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of SEC Rules and Regulations that are not so disclosed, pending or, to its Knowledge, threatened against Seacoast, or against any asset, interest, or right of any of them, nor are there any Orders of any Governmental Authority or arbitrators outstanding against Seacoast.
(f)    Compliance with Laws.
(i)   SBC and each of its Subsidiaries are, and at all times since December 31, 2020, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties, assets, and employees. SBC and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2020, held all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted and, to SBC’s Knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default under (with or without notice or lapse of time or both) or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. The deposit accounts of SNB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of SBC, threatened.
(ii)   Since December 31, 2020, neither SBC nor any of its Subsidiaries has received any written notification or communication from any Governmental Authority (A) requiring SBC or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “SBC Regulatory Agreement”), or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and, to the Knowledge of SBC, neither SBC nor any of its Subsidiaries has been advised by any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither SBC nor any of its Subsidiaries is currently a party to or subject to any SBC Regulatory Agreement.
(iii)   Neither SBC nor any of its Subsidiaries (nor, to the Knowledge of SBC, any of their respective directors, executives, representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
(g)   Reports.   Except as set forth on Section 3.4(g) of the Seacoast Disclosure Letter, SBC has and each of its Subsidiaries have timely filed all reports, statements, and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2020 and prior to the date hereof with Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which SBC has been given notice by any Governmental Authority with respect to any such report, statement or certification. No report, including any report filed with the SEC, the FDIC, the OCC, the Federal Reserve Board or other banking regulatory agency, and no report, proxy statement, statement or offering materials made or given to shareholders of SBC or SNB since December 31, 2020, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of the foregoing reports complied as to form in all material respects with the published rules and regulations of the Governmental Authority with jurisdiction thereof and with respect thereto. There are no outstanding comments from or unresolved issues raised by the Governmental Authorities with respect to any of the foregoing reports filed by SBC or its Subsidiaries.
(h)   Community Reinvestment Act.   SNB has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and has no knowledge of any conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.
(i)    Legality of Seacoast Securities.   All shares of SBC Common Stock and SBC Preferred Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all Liens and any preemptive or similar rights.
(j)    Certain Actions.   Neither SBC nor any of its Subsidiaries or Affiliates has taken or agreed to take any action and it has no Knowledge of any fact or circumstance, that is reasonably likely to (i) prevent the Merger and the Bank Merger from qualifying as a reorganization with the meaning of Section 368(e) of the Code, or (ii) materially impede or delay receipt of any required Regulatory Consents. To SBC’s Knowledge, there exists no fact, circumstance, or reason that would cause any required Regulatory Consent not to be received in a timely manner.
(k)   Brokers and Finders.   Except for Piper Sandler & Co. and Raymond James & Associates, Inc., neither SBC nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.
(l)    Representations Not Misleading.   No representation or warranty by Seacoast in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.
ARTICLE 4
COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES
4.1   Conduct of Business Prior to Effective Time.   During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement, VBI and the Bank shall (a) conduct their business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact their business organization, employees and advantageous business relationships, (c) maintain their books, accounts and records in the usual manner on a basis consistent with that heretofore employed and (d) provide Seacoast with VBI’s consolidated balance sheets (including related notes and schedules, if any), and related statements of operations and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) prepared for any periods subsequent to the date of this Agreement. Neither Party shall take any action that would adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a) or 5.1(b) or the ability of either Party to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.
4.2   Forbearances.   During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement or as otherwise indicated in this Section 4.2 or required by law, neither VBI nor the Bank shall, without the prior written consent of the chief executive officer or chief financial officer of SBC (or, with respect to Section 4.2(u) or 4.2(v), the chief credit officer or chief lending officer of SBC), which consent shall not be unreasonably withheld or delayed provided:
(a)   amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;
(b)   (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, (iii) grant any Rights, (iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock, or (v) make any change in any instrument or Contract governing the terms of any of its securities;
(c)   other than in the ordinary course of business or consistent with past practice or permitted by this Agreement, make any investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person;
(d)   (i) charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of loans, discounts or financing leases, or (ii) sell any asset held as other real estate or other foreclosed assets for an amount less than its book value;
(e)   terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent liability;
(f)    enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Laws or any policies imposed on it by any Governmental Authority;
(g)   except in the ordinary course of business consistent with past practices: (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgage or otherwise subject to any Lien, encumbrance or other liability any of its assets, (iii) except for property held as other real estate owned, sell, assign or transfer any of its assets in excess of $50,000 in the aggregate or (iv) incur any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 4.2(g) of the Company Disclosure Letter or transfer, agree to transfer or grant, or agree to grant a license to, any of its material Intellectual Property;
(h)   other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(h), “short-term” shall mean maturities of six months or less)); assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;
(i)    other than purchases of investment securities in the ordinary course of business consistent with past practice or in consultation with SBC, restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(j)    terminate or waive any material provision of any Contract other than normal renewals of Contracts without materially adverse changes of terms or otherwise amend or modify any material Contract;

(k)   other than in the ordinary course of business and consistent with past practice or as required by Benefit Plans and Contracts as in effect at the date of this Agreement and except as set forth in Section 4.2(k) of the Company Disclosure Letter, (i) increase in any manner the compensation or fringe benefits of, or grant any bonuses to, any of its officers, employees or directors, whether under a Benefit Plan or otherwise, (ii) pay any pension or retirement allowance not required by any existing Benefit Plan or Contract to any such officers, employees or directors, (iii) become a party to, amend or commit itself to any Benefit Plan or Contract (or any individual Contracts evidencing grants or awards thereunder) or employment agreement, retention agreement or severance arrangement with or for the benefit of any officer, employee or director, or (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, Rights pursuant to any VBI Stock Plan, (v) make any changes to a Benefit Plan that are not required by Law or (vi) hire or terminate the employment of a chief executive officer, president, chief financial officer, chief risk officer, chief credit officer, internal auditor, general counsel or other officer holding the position of senior vice president or above or any employee with annual base salary and annual incentive compensation that is reasonably anticipated to exceed $150,000;
(l)    settle any Litigation, except in the ordinary course of business;
(m)   revalue any of its or its Subsidiaries’ assets or change any method of accounting or accounting practice used by it or its Subsidiaries, other than changes required by GAAP or any Regulatory Authority;
(n)   make, change or revoke any tax election; adopt or change any tax accounting method; file any amended Tax Return; settle or compromise any Liability for Taxes; enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of applicable Law); surrender any right to claim a refund of Taxes; consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes; fail to timely pay any Taxes (including estimated Taxes); incur any material Tax Liability outside the ordinary course of business; prepare and file any Tax Return inconsistent with past practices; or fail to timely file any Tax Returns that become due;
(o)   knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied, except as may be required by applicable Law; provided, that nothing in this Section 4.2(o) shall preclude VBI from exercising its rights under Sections 4.5(a) or 4.12;
(p)   merge or consolidate with any other Person;
(q)   acquire assets outside of the ordinary course of business consistent with past practices from any other Person with a value or purchase price in the aggregate in excess of $50,000, other than purchase obligations pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and described in Section 4.2(q) of the Company Disclosure Letter;
(r)    enter into any Contract that is material and would have been material had it been entered into prior to the execution of this Agreement;
(s)   other than in the ordinary course of business and consistent with past practices, the Bank shall not make any adverse changes in the mix, rates, terms or maturities of its deposits or other Liabilities;
(t)    close or relocate any existing branch or facility;
(u)   make any extension of credit that, when added to all other extensions of credit to a borrower and its affiliates, would exceed its applicable regulatory lending limits;
(v)   make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies, a true and correct copy of such policies has been provided to Seacoast; provided, that this covenant shall not prohibit the Bank from extending or renewing credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of loans currently in its loan portfolio; provided further, that from the date hereof, any new individual loan or new extension of credit in excess of $2.5 million and which is unsecured, or $5.0 million and which is secured, shall require the written approval of the chief executive officer, chief lending officer or chief credit officer of SNB, which approval shall not be unreasonably withheld or delayed, and the approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to SNB;
(w)   take any action that at the time of taking such action is reasonably likely to prevent, or would materially interfere with, the consummation of the Merger;
(x)   take any action, or refrain from taking any action, where such act or failure to act could reasonably be expected to prevent either the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or
(y)   agree or commit to take any of the actions prohibited by this Section 4.2.
4.3   Litigation.   Each of SBC and VBI shall promptly, and in any event within two (2) Business Days, notify each other in writing of any Litigation issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority pending or, to the Knowledge of SBC or VBI, as applicable, threatened against SBC, VBI or any of their respective Subsidiaries or directors that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by SBC, VBI or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. VBI shall give Seacoast the opportunity to participate in the defense or settlement of any shareholder or derivative Litigation against VBI or any of its Subsidiaries and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Seacoast’s prior written consent, which shall not be unreasonably withheld or delayed.
4.4   State Filings.   Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, SBC and VBI shall execute and the Parties shall cause to be filed the Articles of Merger with the Office of the Comptroller of the Currency.
4.5   Shareholder Approval; Registration Statement and Proxy Statement/ Prospectus.
(a)   VBI shall call a meeting of the holders of the VBI Capital Stock (the “VBI Shareholders Meeting”) to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC for the purpose of obtaining the VBI Shareholder Approval and such other matters as the Board of Directors of VBI or SBC may direct. VBI shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. SBC shall be entitled to have a representative attend such meeting of shareholders. The Board of Directors of VBI shall make the VBI Directors’ Recommendation to the VBI shareholders and the VBI Directors’ Recommendation shall be included in the Proxy Statement/Prospectus; provided, that the VBI Board of Directors may withdraw, modify, or change in an adverse manner to Seacoast the VBI Directors’ Recommendation if the Board of Directors of VBI concludes in good faith (and based upon the written advice of its outside legal counsel) that the failure to so withdraw, modify, or change its recommendations would constitute, or would be reasonably likely to result in, a breach of its fiduciary duties to the VBI shareholders under applicable Law. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the VBI Shareholders Meeting shall be convened and this Agreement shall be submitted to the shareholders of VBI at the VBI Shareholders Meeting for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby and nothing contained herein shall be deemed to relieve VBI of such obligation.
(b)   As soon as reasonably practicable after the execution of this Agreement (but in no event later than sixty (60) days following the date of this Agreement), SBC shall file the Registration Statement with the SEC and shall use all reasonable efforts to cause the Registration Statement to be declared effective under the 1933 Act as promptly as practicable after filing thereof. Each Party agrees to cooperate with the other Party, and its Representatives, in the preparation of the Registration Statement and the Proxy Statement/Prospectus. The Parties agree to use all reasonable best efforts to obtain all Permits required by the Securities Laws to carry out the transactions contemplated by this Agreement, and each Party agrees to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(c)   Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment and supplement thereto, if any, become effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to the holders of VBI Capital Stock and at the times of the meeting of the holders of VBI Capital Stock, will contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier statement in the Proxy Statement/Prospectus or any amendment or supplement thereto. Each Party further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Proxy Statement/Prospectus or the Registration Statement.
4.6   Listing of SBC Common Stock.   SBC shall cause the shares of SBC Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
4.7   Reasonable Best Efforts; Further Assurances.
(a)   Subject to the terms and conditions of this Agreement, the Parties will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated hereby and to cause to be satisfied the conditions in Article 5, to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to, the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.
(b)   Immediately following the Effective Time (or such later time as SBC may direct), the Parties shall take all actions necessary to consummate the Bank Merger and cause the Bank Merger Agreement effecting the Bank Merger to be filed with the Office of the Comptroller of the Currency.
(c)   From and after the date of this Agreement, each Party shall use its commercially reasonable efforts to cause the Mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Seacoast, nor any Affiliate Seacoast shall knowingly take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(d)   The Parties shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties mutually agree.
(e)   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of SBC, on the one hand, and a Subsidiary of VBI, on the other) or to vest Seacoast with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by SBC.
4.8   Applications and Consents.
(a)   The Parties shall cooperate in seeking all Consents of Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby.
(b)   Without limiting the foregoing, the Parties shall cooperate in (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act, and obtaining approval or waiver of such applications and notices, and with the Office of the Comptroller of the Currency under the Bank Merger Act; (ii) the filing of any required applications or notices with any foreign or state banking, insurance or other Regulatory Authorities and obtaining approval of such applications and notices, making any notices to or filings with the Small Business Administration, making any notices or filings under the HSR Act, and making any filings with and obtaining any Consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of any Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws (collectively, the “Regulatory Consents”). Each Party shall file any application and notice required of it to any Regulatory Authority within sixty (60) days following the date of this Agreement.
(c)   Each Party will promptly furnish to the other Party copies of applications filed with all Governmental Authorities and copies of written communications received by such Party from any Governmental Authorities with respect to the transactions contemplated hereby. Each Party agrees that it will consult with the other Party with respect to the obtaining of all Regulatory Consents and other material Consents advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the Parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Consents) will comply as to form in all material respects with the provisions of applicable Law.
4.9   Notification of Certain Matters.   Each Party will give prompt notice to the other (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, development or circumstance that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or 5.2(b), or Sections 5.3(a) or 5.3(b), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Sections 5.2(a) or 5.2(b), or Sections 5.3(a) or 5.3(b), as the case may be or give rise to a termination right under Section 6.1. VBI shall deliver to Seacoast a copy of each written opinion (or any withdrawal of such opinion) of Hovde Group, LLC or any other financial advisor, as soon as reasonably practicable after the Company’s receipt thereof.
4.10   Investigation and Confidentiality.
(a)   Upon reasonable notice and subject to applicable Laws, each Party shall permit the other to make or cause to be made such investigations of the business and Properties of it and its Subsidiaries and of its Subsidiaries’ financial and legal conditions as the other reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other or the right of a Party to rely thereon. Neither Party shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of VBI (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Each Party shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. No investigation by either Party shall affect the representations and warranties of the other Party or the right of such investigating Party to rely thereon.
4.11   Press Releases; Publicity.   Prior to the Effective Time, Seacoast shall provide VBI with a draft of any press release, other public statement or shareholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or shareholder communication or making any other public or shareholder disclosure related thereto and Seacoast shall consider any comments and/or modifications to any such press release or public statement provided by VBI; VBI shall provide Seacoast with a draft of any press release, other public statement or shareholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or shareholder communication or making any other public or shareholder disclosure related thereto and shall not issue any such press release or make any such public statement or shareholder communication related to this Agreement and the transactions contemplated hereby without the prior consent of Seacoast, which shall not be unreasonably delayed or withheld; provided, that nothing in this Section 4.11 shall be deemed to prohibit any Party from making any disclosure that its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law, SEC or NASDAQ. It is understood that Seacoast shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.
4.12   Acquisition Proposals.
(a)   VBI agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, (i) initiate, solicit, or knowingly encourage or facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to, any Acquisition Proposal; provided, that, in the event VBI receives an unsolicited bona fide Acquisition Proposal that does not violate (i) and (ii) above at any time prior to, but not after, the time this Agreement is adopted by the VBI Shareholder Approval, and VBI’s Board of Directors concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, VBI may, and may permit its officers and Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of VBI concludes in good faith (and based on the written advice of outside legal counsel) that failure to take such actions would result in a breach of its fiduciary obligations to the VBI shareholders under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, VBI shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. VBI will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Seacoast with respect to any Acquisition Proposal. VBI shall promptly (and in any event within two Business Days) advise Seacoast following the receipt or notice of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Seacoast apprised of any related developments, discussions and negotiations on a current basis. VBI agrees that any breach by its Representatives of this Section 4.12 shall be deemed a breach by VBI.
(b)   Notwithstanding the foregoing, if VBI’s Board of Directors concludes in good faith (and based upon the written advice of its outside counsel and after consultation with its financial advisor and outside legal counsel) that an Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal and that failure to accept such Superior Proposal would result in a breach of its fiduciary obligations under applicable Laws, VBI’s Board of Directors may at any time prior to the VBI Shareholder Approval (i) withdraw or modify (a “Change in Recommendation”) the VBI Directors’ Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify the VBI Directors’ Recommendation, and (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors of VBI may not make a Change in Recommendation, and terminate this Agreement, with respect to an Acquisition Proposal unless (i) VBI shall not have breached this Section 4.12 in any respect and (ii) (A) the Board of Directors of VBI determines in good faith (after consultation with outside legal counsel and its financial advisors) that such Superior Proposal has been made and has not been withdrawn and continues or is reasonably expected to continue to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by SBC under this Section 4.12(b); (B) VBI has given SBC at least four (4) Business Days’ prior written notice of its intention to take such actions set forth above (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (C) before effecting such Change in Recommendation, VBI has negotiated, and has caused its representatives to negotiate in good faith with SBC during such notice period to the extent SBC wishes to negotiate, to enable SBC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, VBI shall, in each case, be required to deliver to SBC a new written notice, the notice period shall have recommenced and VBI shall be required to comply with its obligations under this Section 4.12 with respect to such new written notice. VBI will advise SBC in writing within twenty-four (24) hours following the receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal) and will keep SBC apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.
4.13   Takeover Laws.   If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, VBI and the members of its Board of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its shareholders (other than as contemplated by Section 4.5)) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.
4.14   Employee Benefits and Contracts.
(a)   Following the Effective Time, SBC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of VBI and/or its subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of SBC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of SBC or its Subsidiaries; and provided further that in no event shall SBC be required to take into account any retention arrangements or equity compensation when determining whether employee benefits are substantially comparable. SBC shall give the Covered Employees full credit for their prior service with VBI and its Subsidiaries (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by SBC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by SBC.
(b)   With respect to any employee benefit plan of SBC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, SBC or its applicable Subsidiary shall use its commercially reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such SBC or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the VBI Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.
(c)   Prior to the Effective Time, VBI shall take all actions requested by SBC that may be necessary or appropriate to (i) cause VBI’s 401(k) Plan, and one or more of the VBI Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any VBI Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any VBI Benefit Plan for such period as may be requested by SBC, or (iv) facilitate the merger of any VBI Benefit Plan into any employee benefit plan maintained by SBC or an SBC Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.14(c) shall be subject to SBC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned, or delayed. SBC shall assume the VBI Benefit Plans set forth in Section 4.14(c) of the Company Disclosure Letter.
(d)   Nothing in this Section 4.14 shall be construed to limit the right of SBC or any of its Subsidiaries (including, following the Closing Date, VBI) to amend or terminate any VBI Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.14 be construed to require SBC or any of its Subsidiaries (including, following the Closing Date, VBI) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by SBC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to SBC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.
(e)   If, within six (6) months after the Effective Time, any Covered Employee (other than those Covered Employees who receive change in control benefits or retention benefits pursuant to employment or retention agreements with VBI), is terminated by SBC or its Subsidiaries other than (i) ”for cause” or (ii) as a result of death, disability or unsatisfactory job performance, then SBC shall pay severance to such Covered Employee in an amount as set forth in the severance policies set forth in Section 4.14(e)(i) of the Seacoast Disclosure Letter (and based upon the non-exempt and exempt status and/or title for the Covered Employee with VBI at the Closing). Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than six (6) months after the Effective Time will be as set forth in the severance policies set forth in Section 4.14(e)(ii) of the Seacoast Disclosure Letter.
(f)   At or before the Closing VBI shall make the payments set forth on Section 4.14(f) of the Company Disclosure Letter.
4.15   Indemnification.
(a)   From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of VBI or any of its Subsidiaries (each an “Indemnified Party”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, or employee of VBI, its Subsidiaries or any of its predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, Seacoast shall indemnify, defend and hold harmless and pay, compensate and reimburse, to the same extent such Indemnified Parties have the right to be indemnified and/or have the right to advancement of expenses pursuant to (x) the Organizational Documents of VBI or such Subsidiary, as applicable and (y) the FBCA or other applicable Law, each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation. In the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, that (1) Seacoast shall have the right to assume the defense thereof and upon such assumption Seacoast shall not be required to advance to any Indemnified Party any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Seacoast elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are material issues that raise conflicts of interest between Seacoast and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Seacoast shall advance the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Seacoast shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (3) Seacoast shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(b)   Seacoast agrees that all existing rights to indemnification and all existing limitations on Liability existing in favor of the directors, officers, and employees of VBI and the Bank as provided in their respective Organizational Documents as in effect as of the date of this Agreement shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided, that nothing contained in this Section 4.15(b) shall be deemed to preclude the liquidation, consolidation, or merger of SBC or SNB, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger. Without limiting the foregoing, in any case in which approval by Seacoast is required to effectuate any indemnification for any director or officer of VBI or the Bank, Seacoast shall direct, at the election of the Indemnified Party that the determination of any such approval shall be made by independent counsel mutually agreed upon between Seacoast and the Indemnified Party.
(c)   Seacoast, from and after the Effective Time, will directly or indirectly cause the Persons who served as directors or officers of VBI or the Bank at or before the Effective Time to be covered by VBI’s existing directors’ and officers’ liability insurance policy; provided, that Seacoast may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy; provided further, that in no event shall the aggregate premiums applicable to such coverage exceed 150% of the current annual premium paid by VBI (as set forth on Section 4.15(c) of the Company Disclosure Letter) for such insurance. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six (6) years after the Effective Time.
(d)   If SBC or SNB or any of their respective successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of SBC or SNB, as applicable, as the surviving entities shall assume the obligations set forth in this Section 4.15.
(e)   The provisions of this Section 4.15 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
4.16   Resolution of Certain Matters.   VBI shall use its reasonable best efforts and take any and all actions (including completing any necessary filings with Regulatory Authorities) to resolve the items set forth on Section 4.16 of the Seacoast Disclosure Letter, all subject to SBC’s reasonable satisfaction.

4.17   Claims Letters.   Concurrently with the execution and delivery of this Agreement and effective upon the Closing, VBI has caused each director of VBI and the Bank or executive officer of the Company or the Bank set forth on Section 4.17 of the Seacoast Disclosure Letter to execute and deliver a Claims Letter in the form attached hereto as Exhibit C.
4.18   Restrictive Covenant Agreement.   Concurrently with the execution and delivery of this Agreement, VBI has caused each director or executive officer of VBI and the Bank set forth on Section 4.18 to the Seacoast Disclosure Letter to execute and deliver a Restrictive Covenant Agreement in the form attached hereto as Exhibit D.
4.19   Systems Integration; Operating Functions.   From and after the date hereof, VBI shall and shall cause the Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause the Bank’s data processing consultants and software providers to, cooperate and assist VBI and Seacoast in connection with an electronic and systems conversion of all applicable data of VBI and the Bank to the Seacoast systems, including the training of employees of VBI and the Bank during normal banking hours. Following the date hereof, VBI shall provide Seacoast access to the Bank’s data files to facilitate the conversion process, including but not limited to, (i) sample data files with data dictionary no later than 30 days following the date of this Agreement; (ii) a full set of data files, including electronic banking and online bill payment data, for mapping and mock conversion no later than 180 days prior to the targeted conversion date as determined by Seacoast; (iii) a second full set of data files from which to establish computer information systems records, deposit shells, electronic banking accounts, bill payment payees and order debit cards no later than 45 days prior to the targeted conversion date; and (iv) a final set of data files no later than the date of the targeted conversion date. VBI shall coordinate and participate in regular meetings between data processing vendors and Seacoast representatives, to begin within 30 days following the date of this agreement, to facilitate system integration. VBI shall cooperate with Seacoast in connection with the planning for the efficient and orderly combination of the parties and the operation of SNB (including the former operations of VBI) after the Merger and the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Seacoast may decide. Prior to the Effective Time, VBI shall take any action that Seacoast may reasonably request to facilitate the combination of the operations of the Bank with SNB and VBI shall allocate and apply resources with appropriate expertise and authority to effectuate such requests. Without limiting the foregoing, VBI shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of VBI and Seacoast shall meet from time to time as VBI or Seacoast may reasonably request, to review the financial and operational affairs of VBI and its Subsidiaries, and VBI shall give due consideration to Seacoast’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither SBC nor SNB shall be permitted to exercise control of VBI or the Bank prior to the Effective Time, and (ii) neither VBI nor the Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws. VBI shall be responsible for all conversion and deconversion fees and expenses, regardless of whether the Merger becomes effective.
4.20   Additional Contracts.   Effective at Closing Date, the parties shall have entered into the contracts and in the form set forth on Section 4.20 of the Seacoast Disclosure Letter.
4.21   Transfer Taxes.   All transfer, documentary, excise, sales, use, value added, registration, stamp, recording, property and other similar Taxes and fees (including any penalties and interest) applicable to, imposed upon, or arising out of the transactions contemplated by this Agreement or the Bank Merger Agreement (collectively, “Transfer Taxes”) shall be paid by VBI shareholders when due. The VBI shareholders will timely file or cause to be timely filed all necessary documentation and Tax Returns with respect to Transfer Taxes, and Seacoast will assist in such filing as may be required by applicable Law. Each Party will each use its commercially reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes.
4.22   Approval of 280G Payments.   If, after reviewing the calculations under Section 280G of the Code and other supporting materials prepared by VBI and its Representatives, either VBI or Seacoast determines that any Person who is a “disqualified individual” has a right to any payments and/or benefits as a result of or in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby that would be deemed to constitute “parachute payments” (as such terms are defined in Section 280G of the Code and the regulations promulgated thereunder) absent approval by the shareholders of VBI, then VBI will undertake its best efforts to modify its obligations to provide such payments or benefits to the extent necessary such that, after giving effect to such modifications, the modified payments or benefits would not constitute a parachute payment to a disqualified individual based on the calculations under Section 280G of the Code. If, in the opinion of Seacoast or its Representatives, VBI is not able to modify its obligations to make such payments or benefits comply with the foregoing within 30 days after determining that a payment or benefit would constitute a parachute payment to a disqualified individual, then at least three (3) Business Days prior to the Closing Date, VBI will take all necessary actions (including obtaining any required waivers or consents from each disqualified individual) to submit to a shareholder vote, in a manner that satisfies the shareholder approval requirements for exemption under Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder, the right of each disqualified individual to receive or retain, as applicable, any payments and benefits to the extent necessary so that no payment or benefit received by such disqualified person shall be deemed a parachute payment. Such vote shall establish the disqualified individual’s right to the payment or benefits. VBI will be responsible for all liabilities and obligations related to the matters described in this Section 4.22, including any claims by disqualified individuals that they are entitled to payment or reimbursement for any related excise Taxes. VBI will provide to Seacoast copies of any waivers, consents, and shareholder information statements or disclosures relating to Section 280G of the Code and the shareholder vote described in this Section 4.22, a reasonable period of time before disseminating such materials to the disqualified individuals and VBI’s shareholders, and will work with Seacoast in good faith regarding the inclusion of any comments provided by Seacoast thereto. Prior to the Closing, VBI shall deliver to Seacoast evidence that a vote of VBI’s shareholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 4.22 and that the requisite number of shareholder votes was or was not obtained with respect thereto.
4.23   Financial Statements.   From the date of this Agreement until the Closing Date (or the termination of this Agreement pursuant to Article 6), VBI will provide to SBC as promptly as practicable, but in no event later than the 20th day following the end of the relevant calendar month, the monthly unaudited financial statements of VBI as provided to VBI’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.
4.24   Developer Support Agreement.   Concurrently with the execution and delivery of this Agreement, SNB, The Villages Operating Company, and The Villages Development Operating Company, LLC shall have entered into a Developer Support Agreement in the form attached hereto as Exhibit G.
ARTICLE 5
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
5.1   Conditions to Obligations of Each Party.   The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.7:
(a)   VBI Shareholder Approval.   VBI shall have obtained the VBI Shareholder Approval.
(b)   Regulatory Approvals.   All Regulatory Consents required by law to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement (the “Required Consents”) shall (i) have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired, and (ii) not be subject to any condition or consequence that would, after the Effective Time, have a Material Adverse Effect on Seacoast or any of its Subsidiaries, including VBI and the Bank.
(c)   No Orders or Restraints; Illegality.   No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the Merger.
(d)   Registration Statement.   The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.
(e)   Listing of SBC Common Stock.   The shares of SBC Common Stock to be issued to the holders of VBI Capital Stock upon consummation of the Merger shall have been approved for listing on NASDAQ.
5.2   Conditions to Obligations of Seacoast.   The obligations of Seacoast to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seacoast pursuant to Section 7.7:
(a)   Representations and Warranties.   The representations and warranties of the Company set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of VBI, to such effect.
(b)   Performance of Agreements and Covenants.   Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of VBI, to such effect.
(c)   Corporate Authorization.   Seacoast shall have received from the Company (i) certified resolutions of its Board of Directors and shareholders authorizing the execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby; (ii) a certificate as to the incumbency and signatures of officers authorized to execute this Agreement; and (iii) certificates of good standing, dated not more than three (3) Business Days before the Closing Date, from the Secretary of State of the State of Florida and the FDIC.
(d)   Consents.   The Company shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 3.3(b) and Section 3.3(k) of the Company Disclosure Letter.
(e)   Limitation on Dissenter’s Rights.   As of the Closing Date, the holders of no more than five percent (5.0%) of VBI Capital Stock that is issued and outstanding shall have taken the actions required by the FBCA to qualify their VBI Capital Stock as Dissenting Shares.
(f)    Material Adverse Effect.   Since the date hereof, there shall not have occurred any fact, circumstance or event, individually or taken together with all other facts, circumstances or events that has had or is reasonably likely to have a Material Adverse Effect on VBI or the Bank.
(g)   Tax Opinion.   SBC shall have received the opinion of Alston & Bird LLP in a form reasonably satisfactory to it, dated the date of the Effective Time, substantially to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Alston & Bird LLP may require and rely upon representations contained in certificates of officers of SBC and VBI, reasonably satisfactory in form and substance to such counsel.
(h)   Claims Letters.   Seacoast shall have received from the Persons listed in Section 4.17 of the Seacoast Disclosure Letter an executed written agreement in substantially the form of Exhibit C all of which shall remain in full force and effect as of the Closing.
(i)   Restrictive Covenant Agreement.   Each of the Persons as set forth in Section 4.18 of the Seacoast Disclosure Letter shall have entered into the Restrictive Covenant Agreement in substantially the form of Exhibit D all of which shall remain in full force and effect as of the Closing.
(j)    Completion of Section 4.16 Items.   Each of the items set forth in Section 4.16 of the Seacoast Disclosure Letter shall have been completed and finalized prior to the Effective Time, all to the reasonable satisfaction of Seacoast.

(k)   Non-Foreign Affidavit.   Delivery to Seacoast of an affidavit, in the form provided by Treasury Regulations Section 1.897-2(h), from VBI, along with the notice to be provided to the Internal Revenue Service, if applicable, that the ownership interests in VBI are not United States real property interests.
(l)    Section 280G.   VBI shall have taken all necessary actions as provided in Section 4.22, and, to the extent required by Section 4.22, the shareholders of VBI shall have voted, in a manner that satisfies the stockholder approval requirements for exemption under Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder, for the right of each disqualified individual to receive or not, as applicable, any payments and benefits to the extent necessary so that no payment or benefit received by such disqualified person shall be deemed a parachute payment (as such terms are defined in Section 280G of the Code and the regulations promulgated thereunder).
(m)   Termination of VBI Equity Awards.   No VBI Equity Awards, whether vested or unvested, or obligations to issue VBI Equity Awards, shall be outstanding as of the Effective Time, and VBI’s Board of Directors shall have taken all actions necessary to terminate any VBI Stock Plans effective as of the Effective Time.
(n)   Shareholders Agreement.   SBC shall have received a copy of the fully executed Shareholders Agreement, in substantially the form of Exhibit F which shall remain in full force and effect as of the Closing.
(o)   Developer Support Agreement.   SBC shall have received a copy of the fully executed Developer Support Agreement, in substantially the form of Exhibit G which shall remain in full force and effect as of the Closing.
5.3   Conditions to Obligations of the Company.   The obligations of the Company to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Company pursuant to Section 7.7:
(a)   Representations and Warranties.   The representations and warranties of Seacoast set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and VBI shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by a duly authorized officer of Seacoast, to such effect.
(b)   Performance of Agreements and Covenants.   Each and all of the agreements and covenants of Seacoast to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and VBI shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by a duly authorized officer of Seacoast, to such effect.
(c)   Material Adverse Effect.   Since the date hereof, there shall not have occurred any fact, circumstance or event, individually or taken together with all other facts, circumstances or events that has had or is reasonably likely to have a Material Adverse Effect on Seacoast.
(d)   Corporate Authorization.   VBI shall have received from Seacoast: (i) certified resolutions of its Board of Directors authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby; (ii) a certificate as to the incumbency and signatures of officers authorized to execute this Agreement; and (iii) certificates of good standings, dated not more the three (3) Business Days before the Closing Date, from the Secretary of State of the State of Florida, the OCC and the FDIC.
(e)   Tax Opinion.   VBI shall have received the opinion of Mauldin & Jenkins, LLC in a form reasonably satisfactory to it, dated as of the Effective Time, substantially to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mauldin & Jenkins, LLC may require and rely upon representations contained in certificates of officers of VBI and SBC reasonably satisfactory in form and substance to such firm.
ARTICLE 6
TERMINATION
6.1   Termination.   Notwithstanding any other provision of this Agreement, and notwithstanding VBI Shareholder Approval, this Agreement and the Bank Merger Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time:
(a)   By mutual consent of the Board of Directors of VBI and the Board of Directors or Executive Committee of the Board of Directors of SBC; or
(b)   By the Board of Directors of either Party in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, which breach would result in, if occurring or continuing on the Closing Date, the failure of the conditions to the terminating Party’s obligations set forth in Sections 5.2 or 5.3, as the case dictates, and that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party specifying the existence and nature of such breach, provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph (d) below; or
(c)   By the Board of Directors of either Party in the event that (i) any Regulatory Consent required to be obtained from any Governmental Authority has been denied by final non-appealable action of such Governmental Authority, or (ii) the VBI Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the VBI shareholders’ meeting where this Agreement was presented to such shareholders for approval and voted upon; or
(d)   By the Board of Directors of either Party in the event that the Merger has not been consummated by June 1, 2026, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(d); or
(e)   By the Board of Directors of SBC in the event that (i) VBI has withdrawn, qualified or modified the VBI Directors’ Recommendation in a manner adverse to Seacoast or shall have resolved to do any of the foregoing, (ii) VBI has failed to substantially comply with its obligations under Sections 4.5 or 4.12, or (iii) the Board of Directors of VBI has recommended, endorsed, accepted or agreed to an Acquisition Proposal; or
(f)   By the Board of Directors of VBI in the event that (i) the Board of Directors of VBI has determined in accordance with Section 4.12 that a Superior Proposal has been made with respect to it and has not been withdrawn, and (ii) neither VBI nor any of its Representatives has failed to comply in all material respects with Section 4.12; or
(g)   By the Board of Directors of SBC if holders of more than five percent (5.0%) in the aggregate of the outstanding VBI Capital Stock shall have voted such shares against this Agreement or the Merger at any meeting called for the purpose of voting thereon and shall have given notice of their intention to exercise their dissenters’ rights in accordance with the FBCA.
6.2   Effect of Termination.   In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Seacoast, the Company, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.10(b), Article 6 and Article 7 shall survive any such termination and abandonment, and (ii) a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement of such Party contained in this Agreement.

ARTICLE 7
MISCELLANEOUS
7.1   Definitions.
(a)   Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any written offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of VBI and its Subsidiaries or 25% or more of any class of equity or voting securities of VBI or the Bank, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in or would reasonably be expected to result in such third party beneficially owning 25% or more of any class of equity or voting securities of VBI or the Bank, (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving VBI or any of its Subsidiaries, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Seacoast of the transactions contemplated hereby.
“Affiliate” of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person or (ii) any director, partner or officer of such Person or, for any Person that is a limited liability company, any manager or managing member thereof. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by contract or otherwise.
“Average Closing Price” means the average of the VWAP of SBC Common Stock during the ten (10) consecutive full Trading Days ending on the Trading Day prior to the Determination Date.
“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA), and any VBI Stock Plan, and any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any pension, retirement, profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, retention, incentive compensation, employee stock ownership, severance, vacation, bonus, or deferred compensation plan, policy, or arrangement, any medical, vision, dental, or other written health plan, any life insurance plan, fringe benefit plan, and any other employee program or agreement, whether formal or informal, that is entered into, maintained by, sponsored in whole or in part by, or contributed to by VBI or any Subsidiaries thereof, or under which VBI or any Subsidiaries thereof could have any obligation or Liability, whether actual or contingent, with respect to any VBI employee.
“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder.
“Business Day” shall mean any day that NASDAQ is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.
“Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated November 25, 2024, by and between Seacoast and VBI.
“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
“Consolidated Tangible Shareholders’ Equity” shall mean as to VBI as of the close of business on the fifth (5th) Business Day prior to the Closing Date (the “Measuring Date”), the consolidated shareholders’ equity of VBI as set forth on its balance sheet on the Measuring Date calculated in accordance with GAAP and including (adding back) the recognition of or accrual for all Permitted Expenses paid or incurred, or projected to be paid or incurred prior to the Effective Date, in connection with this Agreement and the transactions contemplated by it, excluding (i) any change related to recapture of any of the allowance for loan and lease losses following the date of this Agreement and receipt of any related regulatory approval, and (ii) all intangible assets (excluding Mortgage Servicing Rights), provided that the difference between the accumulated other comprehensive income in such Party’s Subsidiaries’ securities portfolio due to mark-to-market adjustments as of the Measuring Date, and $93.7 million shall be added or subtracted (as the case may be). The calculation of estimated Consolidated Tangible Shareholders’ Equity shall be delivered by VBI to Seacoast, accompanied by appropriate supporting detail, no later than ten days prior to the Closing Date, and such calculation shall be subject to verification and approval by Seacoast, which approval shall not be unreasonably withheld.
“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.
“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.
“Determination Date” means the later of (i) the date on which VBI is notified by Seacoast that the last Regulatory Approval has been obtained without regard to any requisite waiting period, (ii) the date on which the VBI Shareholder Approval is obtained.
“Dissenting Shares” shall mean shares of VBI Capital Stock that are owned by shareholders that properly demand and exercise their dissenters’ rights and who comply in all respects with the Dissenter Provisions and have not withdrawn such demand.
“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the

Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for permits, licenses and other authorizations that may be required.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, any successor statute thereto, and the rules and regulations thereunder.
“ERISA Affiliate” of any Person means any entity that is, or at any relevant time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with such Person.
“ERISA Plan” shall mean any Benefit Plan that is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA.
“Exchange Ratio” shall mean 38.5000, which shall remain fixed, subject to further adjustments pursuant to Section 1.5(a) hereof.
“Exhibits” A through D, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.
“Facilities” shall mean all buildings and improvements on the Property of any Person.
“FBCA” shall mean the Florida Business Corporation Act.
“FDIC” shall mean the Federal Deposit Insurance Corporation.
“FINRA” shall mean the Financial Industry Regulatory Authority.
“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.
“Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of a Party and its Subsidiaries as of December 31, 2024, and as of December 31, 2023 and 2022, and the related consolidated statements of operations, cash flows (as to annual financial statements only), and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) for the three months ended March 31, 2025, and for each of the years ended December 31, 2024, 2023 and 2022, as delivered by such Party to the other Party or as filed or to be filed by such Party in its SEC Reports, and (ii) the consolidated balance sheets of such Party and its Subsidiaries (including related notes and schedules, if any), and related statements of operations, cash flows (as to annual financial statements only), and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) filed with respect to periods ended subsequent to December 31, 2024. Financial Statements will also include balance sheets and income statements delivered by VBI to SBC prior to the Effective Time for each subsequent quarter-end.
“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.
“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).
“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.
“Intellectual Property” shall mean (i) any patents, copyrights, trademarks, service marks, mask works or similar rights throughout the world, and applications or registrations for any of the foregoing, (ii) any proprietary interest, whether registered or unregistered, in know-how, copyrights, trade secrets, database rights, data in databases, website content, inventions, invention disclosures or applications, software (including source and object code), operating and manufacturing procedures, designs, specifications and the like, (iii) any proprietary interest in any similar intangible asset of a technical, scientific or creative nature, including slogans, logos and the like and (iv) any proprietary interest in or to any documents or other tangible media containing any of the foregoing.
“Knowledge” of any Party or “known to” a Party and any other phrases of similar import means, with respect to any matter in question relating to a Party, if any of the Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Lending Officer or Senior Lending Officer, Chief Financial Officer or General Counsel of such Party have actual knowledge of such matter, after due inquiry of their direct subordinates who would be likely to have knowledge of such matter.
“Law(s)” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.
“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
“Lien” shall mean any mortgage, pledge, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest.
“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.
“NASDAQ” shall mean the National Market System of The NASDAQ Stock Market.
“OCC” shall mean the Office of the Comptroller of the Currency.
“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Governmental Authority.
“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.
“Outstanding VBI Shares” means the shares of VBI Capital Stock issued and outstanding immediately prior to the Effective Time.
“Party” shall mean Seacoast, on the one hand, or the Company, on the other hand, and “Parties” shall mean Seacoast and the Company.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that are required for the operation of the businesses of a Person or its Subsidiaries.
“Permitted Expenses” shall mean (i) the reasonable expenses of VBI and the Bank incurred in connection with the Merger and the Bank Merger (including fees and expenses of attorneys, accountants or other consultants as set forth in Section 7.1(b) of the Seacoast Disclosure Letter), and (ii) the fee payable to VBI’s financial advisor in accordance with the engagement letter disclosed to Seacoast prior to the execution of this Agreement. For the avoidance of doubt, no Permitted Expense shall exceed the amount set forth on Section 7.1(b) of the Seacoast Disclosure Letter.
“Permitted Liens” shall mean (i) Liens for current Taxes and assessment not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings pursuant to appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairman’s, warehousemen’s and carrier’s Liens arising in the ordinary course of business of VBI or any of its Subsidiaries consistent with past practice, or (iii) restrictions on transfers under applicable securities Laws.
“Person” shall mean any natural person or any legal, commercial, or governmental entity, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the 1934 Act.
“Property” shall mean all real property leased or owned by any Person and its Subsidiaries, either currently or in the past.
“Preferred Stock Electing Shareholder” shall mean any shareholder of VBI Capital Stock that has validly made, and not validly withdrawn, a Preferred Stock Election.
“Proxy Statement/Prospectus” shall mean the proxy statement and other proxy solicitation materials of VBI and the prospectus of SBC constituting a part of the Registration Statement.
“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by SBC under the 1933 Act with respect to the shares of SBC Common Stock and SBC Preferred Stock to be issued to the shareholders of VBI in connection with the transactions contemplated by this Agreement.
“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board, the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, NASDAQ, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).
“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.
“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable, and shall include the VBI Equity Awards.
“SBC Common Stock” shall mean the $0.10 par value per share common stock of SBC.
“SBC Incentive Plan” shall mean the Seacoast Banking Corporation of Florida 2021 Incentive Plan.

“SBC Preferred Stock Consideration” shall have the meaning set forth in Section 1.5(a).
“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.
“SEC Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC since December 31, 2020. To the extent the most recent disclosures by a Party in their SEC Reports updates, revises, amends or replaces such prior disclosures, then the most recent disclosures shall prevail.
“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.
“Shareholders Agreement” shall mean the Agreement by and between Jennifer Morse Parr, Tracy Morse Dadeo, Mark Morse and SBC, dated and effective as of the date hereof.
“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.
“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding shares of VBI Capital Stock on terms that the Board of Directors of VBI concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by this Agreement), (1) after receiving the written advice of its financial advisor (which shall be a nationally recognized investment banking firm, Seacoast acknowledging that Hovde Group, LLC is a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law.
“Tax” or “Taxes” shall mean (i) any and all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, social security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto; (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by contract, or otherwise by operation of law.
“Tax Return” shall mean any report, return, declaration, claim for refund, or information return or statement relating to Taxes, including any associated schedules, forms, attachments or amendments and any related or supporting information, estimates, elections, or statements provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any return or statement that is filed to pay an estimated Tax.
“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.
“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by VBI and the Bank.
“Termination Fee” shall mean $31.4 million.
“Trading Day” means any day on which the NASDAQ Stock Market is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 pm (Eastern Time).
“VBI Capital Stock” shall mean the VBI Common Stock and any other equity security issued and outstanding by VBI.
“VBI Common Stock” shall mean the $5.00 par value per share common stock of VBI.
“VBI Equity Award” shall mean an award, grant, unit, option to purchase, or other right to receive a share or shares of VBI Common Stock and shall specifically include any restricted stock awards.
“VBI Shareholder Approval” shall mean the approval of this Agreement by the holders of at least a majority of the outstanding shares of VBI Common Stock.
“VBI Stock Plan” shall, if applicable, mean any equity compensation plan, stock purchase plan, incentive compensation plan, or any other Benefit Plan under which VBI Equity Awards have been or may be issued.
“VBI Target Consolidated Tangible Shareholders’ Equity” shall mean no less than $459.9 million, provided, that the Bank’s general allowance for loan and lease losses shall not be less than 1.76% of total loans and leases outstanding.
“VWAP” shall mean the daily volume weighted average price of SBC Common Stock on the NASDAQ Stock Market or such other exchange or market on which the SBC Common Stock is then listed or quoted for trading on the day in question.
(b)   The terms set forth below shall have the meanings ascribed thereto in the referenced sections:
Affordable Care Act	Section 3.3(j)(iii)
Aggregate Merger Consideration	Section 1.5(a)
Agreement	Parties
Articles of Merger	Section 1.4
Bank	Parties
Bank Merger	Preamble
Bank Merger Agreement	Preamble
Change in Recommendation	Section 4.12(b)
Closing	Section 1.3
Closing Date	Section 1.3
Company	Parties
Company Regulatory Agreement	Section 3.3(v)

Covered Employees	Section 4.14(a)
CRA	Section 3.3(q)
Dissenter Provisions	Section 2.3
Dissenting Shareholder	Section 2.3
Effective Time	Section 1.4
Exchange Agent	Section 2.1(a)
Exchange Fund	Section 2.1(d)
Excluded Shares	Section 1.5(e)
IIPI	Section 3.3(r)(i)
Indemnification Notice	Section 7.2(b)
Indemnified Parties	Section 7.2(b)
Indemnified Party	Section 4.15(a)
Loans	Section 3.3(n)(i)
Material Adverse Effect	Section 3.2(b)
Measuring Date	Section 7.1(a)
Merger	Preamble
Merger Consideration	Section 1.5(a)
Regulatory Consents	Section 4.8(b)
Required Consents	Section 5.1(b)
Sarbanes-Oxley Act	Section 3.3(d)(iv)
SBC	Parties
SBC Preferred Stock	Section 3.4(c)
SBC Regulatory Agreement	Section 3.4(f)(ii)
Seacoast	Parties
Shareholder Support Agreement	Preamble
SNB	Parties
Surviving Bank	Section 1.2
Surviving Corporation	Section 1.1
Takeover Laws	Section 3.3(v)
VBI Certificates	Section 1.5(b)
VBI Directors’ Recommendation	Section 3.3(b)(ii)
VBI Disclosure Letter	Section 3.1
VBI Latest Balance Sheet	Section 3.3(d)(ii)
(c)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.
7.2   Non-Survival of Representations and Covenants.   Except for Articles 1 and 2, Section 4.10(b), Section 4.14, Section 4.15, Section 4.23 and this Article 7, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.
7.3   Expenses.
(a)   Except as otherwise provided in this Section 7.3, in Section 7.4, or Section 7.15 each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Seacoast shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement/Prospectus and one half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement/Prospectus.
(b)   Nothing contained in this Section 7.3 Section 7.4 or Section 7.15 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.
7.4   Termination Fee.
(a)   In the event that (A) (i) either Party terminates this Agreement pursuant to Section 6.1(c)(ii), or (ii) SBC terminates this Agreement pursuant to Section 6.1(b), as a result of a willful breach of a covenant or agreement by VBI or the Bank, or pursuant to Sections 6.1(e)(i) or 6.1(e)(ii), (B) at any time after the date of this Agreement and prior to such termination VBI shall have received or there shall have been publicly announced an Acquisition Proposal that has not been formally withdrawn or abandoned prior to such termination, and (C) within twelve (12) months following such termination, VBI consummates an Acquisition Proposal or enters into a definitive agreement or letter of intent is entered into by VBI with respect to an Acquisition Proposal, VBI shall pay Seacoast the Termination Fee within five (5) Business Days after the date it becomes payable pursuant hereto, by wire transfer of immediately available funds; provided that for purposes of this Section 7.4(a) all references in the definition of “Acquisition Proposal” to “25%” shall be to “50%”.
(b)   In the event that SBC terminates this Agreement pursuant to Section 6.1(e)(iii), VBI shall pay to Seacoast the Termination Fee within five (5) Business Days after the date this Agreement is terminated, by wire transfer of immediately available funds. In the event that VBI terminates this Agreement pursuant to Section 6.1(f), VBI shall pay to Seacoast the Termination Fee on the date this Agreement is terminated, by wire transfer of immediately available funds.
(c)   VBI and the Bank hereby acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seacoast would not enter into this Agreement. In the event that VBI fails to pay when due any amount payable under this Section 7.4, then (i) VBI shall reimburse Seacoast for all costs and expenses (including disbursements and reasonable fees of legal counsel) incurred in connection with the collection of such overdue amount, and (ii) VBI shall pay to Seacoast interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to five percent (5%) over the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Seacoast) in effect on the date such overdue amount was originally required to be paid.
(d)   Assuming VBI and the Bank are not in breach of their obligations under this Agreement, including Sections 4.5 and 4.12, then the payment of the Termination Fee shall fully discharge VBI and the Bank from and be the sole and exclusive remedy of Seacoast with respect to, any and all losses that may be suffered by Seacoast based upon, resulting from or rising out of the circumstances giving rise to such termination of this Agreement under Section 7.4(a) or 7.4(b). In no event shall VBI be required to pay the Termination Fee on more than one occasion.
7.5   Entire Agreement.   Except as otherwise expressly provided herein, this Agreement (including the Company Disclosure Letter, Seacoast Disclosure Letter and the Exhibits) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this

Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of the Agreement. Except for (a) the Indemnified Party’s rights under Section 4.15 and (b) if the Effective Time occurs, the right of holders of VBI Capital Stock to receive the Merger Consideration payable pursuant to this Agreement (following such holder’s compliance with Section 2.1), nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.
7.6   Amendments.   Before the Effective Time, this Agreement (including the Company Disclosure and the Exhibits) may be amended by a subsequent writing signed by each of the Parties, whether before or after the VBI Shareholder Approval has been obtained, except to the extent that any such amendment would require the approval of the shareholders of VBI, unless such required approval is obtained.
7.7   Waivers.
(a)   Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.
(b)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
7.8   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of each other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.
7.9   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by electronic transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:
Seacoast:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Email: Chuck.Shaffer@seacoastbank.com Attention: Charles M. Shaffer

Copy to Counsel (which shall not constitute notice):	Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Email: Randy.Moore@alston.com Attention: Randolph A. Moore III

Company:	Villages Bancorporation, Inc. 1050 Lake Sumter Landing The Villages, Florida 32162 Email: Jay.Bartholomew@mycitizensfirst.com Attention: Jay Bartholomew Chief Executive Officer
Copy to Counsel (which shall not constitute notice):	Smith Mackinnon, PA 301 East Pine Street, Suite 750 Orlando, Florida 32801 Email: jpg7300@aol.com Attention: Jack P. Greeley, Esq.
7.10   Governing Law.   This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable principles of conflicts of Laws that would result in the application of the law of another jurisdiction, except that the Laws of the United States shall govern the consummation of the Bank Merger.
7.11   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.
7.12   Captions.   The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.
7.13   Interpretations.   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.
7.14   Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
7.15   Attorneys’ Fees.
In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and costs and expenses incurred in such action or suit.
7.16   Waiver of Jury Trial.
THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR

ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.
7.17   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
7.18   Delivery by Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signatures on Next Page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.
SEACOAST BANKING CORPORATION OF FLORIDA
By:
/s/ Charles M. Shaffer

Charles M. Shaffer
Chairman and Chief Executive Officer
SEACOAST NATIONAL BANK
By:
/s/ Charles M. Shaffer

Charles M. Shaffer
Chairman and Chief Executive Officer
VILLAGES BANCORPORATION, INC.
By:
/s/ Jay Bartholomew

Jay Bartholomew
President and Chief Executive Officer
CITIZENS FIRST BANK
By:
/s/ Jay Bartholomew

Jay Bartholomew
President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
PLAN OF MERGER AND MERGER AGREEMENT
THIS PLAN OF MERGER AND MERGER AGREEMENT (this “Agreement”) is made this 29th day of May, 2025, between Seacoast National Bank, a national banking association with its main office located at 815 Colorado Avenue, Stuart, FL 34994 (hereinafter referred to as “SNB” and the “Resulting Bank”), and Citizens First Bank, a Florida state-chartered bank with its main office located at 1050 Lake Sumter Landing, The Villages, FL 32162 (hereinafter referred to as “CFB” and, together with SNB, the “Banks”).
WHEREAS, at least a majority of the entire Board of Directors of SNB has approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);
WHEREAS, at least a majority of the entire Board of Directors of CFB has approved this Agreement and authorized its execution in accordance with the Act;
WHEREAS, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast”), which owns all of the outstanding shares of SNB, and Villages Bancorporation, Inc., a Florida corporation (“Villages”), which owns all of the outstanding shares of CFB, have entered into an Agreement and Plan of Merger (the “Parent Merger Agreement”), which, among other things, contemplates the merger of Villages with and into Seacoast, all subject to the terms and conditions of Parent Merger Agreement (the “Parent Merger”);
WHEREAS, Seacoast, as the sole shareholder of SNB, and Villages, as the sole shareholder of CFB, have approved this Agreement; and
WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of CFB with and into SNB, with SNB being the surviving bank of such merger transaction subject to, and as soon as practicable following, the closing of the Parent Merger.
NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:
SECTION 1
Subject to the terms and conditions of this Agreement and the closing of the Parent Merger, at the Effective Time (as defined below) and pursuant to the Act, CFB shall be merged with and into SNB (the “Merger”). Upon consummation of the Merger, SNB shall continue its existence as the surviving bank and the Resulting Bank under the charter of the Resulting Bank and the separate corporate existence of CFB shall cease. The closing of the Merger shall become effective at the time specified in the certificate of merger issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Merger (such time when the Merger becomes effective, the “Effective Time”).
SECTION 2
The name of the Resulting Bank shall be “Seacoast National Bank” or such other name as such bank may adopt prior to the Effective Time. The Resulting Bank will exercise trust powers.
SECTION 3
The business of the Resulting Bank shall be that of a national banking association. This business initially shall be conducted by the Resulting Bank at its main office, which shall be located at 815 Colorado Avenue, Stuart, FL 34994, as well as all of the banking offices of SNB and the banking offices of CFB that are acquired in the Merger (which such banking offices are set forth on Exhibit A to this Agreement and shall continue to conduct operations after the closing of the Merger as branch offices of the Resulting Bank). The savings accounts of the Resulting Bank will be issued by the Resulting Bank in accordance with the Act.

SECTION 4
At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of SNB issued and outstanding immediately prior to the Effective Time. Preferred stock shall not be issued by the Resulting Bank. The authorized capital stock of SNB consists of 10,000,000 shares of common stock, par value $10.00 per share, 5,679,285 of which are issued and outstanding.
SECTION 5
All assets of CFB and SNB, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; and the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and the Resulting Bank shall be responsible for all the liabilities of every kind and description, of each of CFB and SNB existing as of the Effective Time, all in accordance with the provisions of the Act.
SECTION 6
SNB and CFB shall each contribute to the Resulting Bank acceptable assets having a book value over and above liability to its creditors, in such amounts as set forth on the books of SNB and CFB at the Effective Time.
SECTION 7
At the Effective Time, each outstanding share of common stock of CFB shall be cancelled with no consideration being paid therefor.
Outstanding certificates representing shares of the common stock of CFB shall, at the Effective Time, be cancelled.
SECTION 8
Upon the Effective Time, the then outstanding shares of common stock of SNB (the “SNB Common Stock”) shall continue to remain outstanding shares of SNB Common Stock, all of which shall continue to be owned by SBC.
SECTION 9
The directors of the Resulting Bank following the Effective Time shall consist of those directors of SNB as of the Effective Time, all of who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The executive officers of the Resulting Bank following the Effective Time shall consist of those executive officers of SNB as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
SECTION 10
This Agreement has been approved by Seacoast, which owns all of the outstanding shares of SNB Common Stock and by Villages, which owns all of the outstanding shares of common stock of CFB.
SECTION 11
The effectiveness of this Agreement is subject to satisfaction of the following terms and conditions:
(a)   The Parent Merger shall have closed and become effective.
(b)   The OCC shall have approved this Agreement and the Merger and shall have issued all other necessary authorizations and approvals for the Merger, and any statutory waiting period shall have expired.
(c)   The Merger may be abandoned at the election of SNB at any time, whether before or after filings are made for regulatory approval of the Merger.

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SECTION 12
Each of the Banks hereby invites and authorizes the OCC to examine each of such Bank’s records in connection with the Merger.
SECTION 13
Effective as of the Effective Time, the Amended and Restated Articles of Association and Bylaws of the Resulting Bank shall consist of the Amended and Restated Articles of Association and Bylaws of SNB as in effect immediately prior to the Effective Time.
SECTION 14
This Agreement shall terminate if and at the time of any termination of the Plan of Merger.
SECTION 15
This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.
The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.
No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.
Except to the extent federal law is applicable hereto, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to principles of conflicts of laws.
This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns.
Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.
This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.
[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have signed this Plan of Merger and Merger Agreement effective as of the date and year first set forth above.
SEACOAST NATIONAL BANK
By:
/s/ Charles M. Shaffer

Charles M. Shaffer
Chairman and Chief Executive Officer
[Signatures Continue on the Following Page]
[Signature Page to Plan of Bank Merger and Merger Agreement]

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CITIZENS FIRST BANK
By:
/s/ Jay Bartholomew

Jay Bartholomew
President and Chief Executive Officer
[Signature Page to Plan of Bank Merger and Merger Agreement]

EXHIBIT A
BANKING OFFICES OF THE RESULTING BANK
Main Office of Citizens First Bank Acquired:
1050 Lake Sumter Landing
The Villages, FL 32162
Citizens First Bank Branch Offices Acquired:
[To be updated prior to Closing]
Name	Address	County	City	State	Zip	Service Type

EXHIBIT B
SHAREHOLDER SUPPORT AGREEMENT
THIS SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May 29, 2025, by and among Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), Villages Bancorporation, Inc., a Florida corporation (“Seller”), and each of the undersigned (i) directors of Seller and directors of Citizens First Bank (“CFB” and, collectively with Seller, the “Company”), (ii) executive officers of the Company, and (iii) each beneficial holder of five percent (5%) or more of the outstanding shares of VBI Capital Stock (as defined in the Merger Agreement (defined below)) (each of (i), (ii) and (iii), a “Shareholder,” and collectively, the “Shareholders”).
RECITALS
WHEREAS, the Shareholders desire that Buyer and Seller consummate the transactions (the “Transactions”) set forth in that certain Agreement and Plan of Merger, dated as of May 29, 2025 (as the same may be amended or supplemented, the “Merger Agreement”), by and among Buyer, Seacoast National Bank, Seller and CFB, that provides for, among other things, the merger of Seller with and into Buyer (the “Merger”); and
WHEREAS, the Shareholders, Seller and Buyer are executing this Agreement as an inducement and condition to Buyer and Seller entering into, executing and performing the Merger Agreement and consummating the Transactions.
NOW, THEREFORE, in consideration of, and as a material inducement to, entering into and the execution and delivery by Buyer and Seller of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, hereby agree as follows:
1.   Representations and Warranties.   Each Shareholder represents and warrants to Buyer and Seller severally, but not jointly, as follows:
(a)   The Shareholder has voting power over the number of shares (“Shareholder’s Shares”) of the VBI Capital Stock set forth below such Shareholder’s name on the signature page hereto. Except for the Shareholder’s Shares, the Shareholder does not have voting power over any shares of VBI Capital Stock.
(b)   This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.
(c)   Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder’s Shares are subject. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder’s Shares.
(d)   The Shareholder’s Shares and the certificates representing the Shareholder’s Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (any such encumbrance, a “Lien”), except for (i) any such Liens arising hereunder, and (ii) Liens, if any, which have been previously disclosed in writing to Buyer and will be satisfied and released at Closing.
(e)   The Shareholder understands and acknowledges that Buyer entered into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 of this Agreement is granted in consideration of the execution and delivery of the Merger Agreement by Buyer.

(f)   No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.
(g)   The Shareholder represents that there are no outstanding or valid proxies or voting rights given to any Person in connection with Shareholder’s Shares.
2.   Voting Agreements.   The Shareholder agrees with, and covenants to, Buyer and Seller as follows:
(a)   At any meeting of shareholders of Seller called to vote upon the Merger Agreement, the Merger and the Transactions, and at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, the Merger and the Transactions is sought (collectively, the “Shareholders’ Meeting”), the Shareholder shall vote (or cause to be voted) all of the Shareholder’s Shares in favor of the approval of the terms of the Merger Agreement, the Merger and each of the Transactions, and shall not grant any proxies to any third party, except where such proxies are expressly directed to vote in favor of the Merger Agreement, the Merger and the Transactions. The Shareholder hereby waives all notice and publication of notice of any Shareholders’ Meeting to be called or held with respect to the Merger Agreement, the Merger and the Transactions.
(b)   At any Shareholders’ Meeting or in any other circumstances upon which a Seller shareholder vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder’s Shares against (i) any acquisition proposal, including, without limitation, any merger or exchange agreement or merger or exchange (other than the Merger Agreement, the Merger and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Seller; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Seller contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) any amendment of Seller’s articles of incorporation or bylaws or other proposal or transaction involving Seller or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger Agreement, or any of the Transactions, other than an amendment or other proposal or transaction required by a regulatory authority or other Governmental Authority (each of the foregoing in clauses (i), (ii) or (iii) above, a “Competing Transaction”).
Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Seller, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
3.   Covenants.   The Shareholder agrees with, and covenants to, Buyer and Seller as follows:
(a)   Without the prior written consent of Buyer, the Shareholder shall not (i) ”Transfer” (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge, transfer, hypothecation or other disposition), or consent to any Transfer of, any or all of the Shareholder’s Shares or any interest therein, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any or all of Shareholder’s Shares or any interest therein, (iii) grant or solicit any proxy, power of attorney or other authorization in or with respect to Shareholder’s Shares, except for this Agreement, (iv) deposit Shareholder’s Shares into a voting trust or enter into any voting agreement, arrangement or understanding with respect to Shareholder’s Shares for any purpose (other than to satisfy its obligations under this Agreement), or (v) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to a Competing Transaction; provided, however, that the foregoing shall not preclude a Transfer in connection with bona fide estate planning purposes to the Shareholder’s affiliates or immediate family members, provided that as a condition to such Transfer, such affiliate or immediate family member shall execute an agreement that is identical to this Agreement (except to reflect the change in the ownership of the Shareholder’s Shares) and provided further, that the assigning Shareholder shall remain jointly and severally liable for any breaches by any of his or her affiliates or immediate family members of the terms hereof. The restriction on the Transfer of the Shareholder’s Shares set forth in this Section 3(a) shall terminate upon the first to occur

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of (x) the Effective Time of the Merger and the Transactions or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.
(b)   The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger or the Transactions that such Shareholder may have.
(c)   The Shareholder shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate, knowingly induce or encourage, or knowingly take an action to facilitate the making of the submission of any Competing Transaction, or (ii) except as provided in the Merger Agreement, participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transactions, other than the Merger or the Transactions contemplated by the Merger Agreement.
4.   Irrevocable Proxy.   Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint Buyer with the full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to Shareholder’s Shares, to vote each of such Shareholder Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 2 hereof at any Shareholders’ Meeting, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Seller taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 9 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shareholder Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.
5.   Certain Events.   The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of Shareholder’s Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of the Seller affecting the VBI Capital Stock, or the acquisition of additional shares of VBI Capital Stock or other voting securities of Seller by Shareholder, the number of shares of VBI Capital Stock subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of VBI Capital Stock or other voting securities of the Seller issued to or acquired by the Shareholder.
6.   Specific Performance; Remedies; Attorneys’ Fees.   Shareholder acknowledges that it is a condition to the willingness of Buyer and Seller to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Buyer and Seller if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, irreparable damage will occur and Buyer and Seller will not have any adequate remedy at law. It is accordingly agreed that Buyer and Seller shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or to prevent any breach and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Shareholder agrees that it shall not oppose the granting of such relief on the basis that Buyer or Seller has an adequate remedy at law. In addition, any third party participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement and of the rights of Buyer and Seller hereunder, and any such participation by such third party with Shareholder in activities in violation of the Shareholder’s agreement with Buyer and Seller set forth in this Agreement may give rise to claims by Buyer and Seller against such third party and Buyer and Seller acknowledge that Shareholder may be responsible for any associated liabilities caused by such third party. In any legal action or other proceeding relating to this Agreement and the transactions contemplated hereby or if the enforcement of any provision of this Agreement is brought against any Party, the prevailing Party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other Party(s), in addition to any other relief to which such prevailing Party may be entitled.

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7.   Further Assurances.   The Shareholder shall, upon the request of the Buyer or Seller, promptly execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Buyer or Seller to be necessary or desirable to carry out the provisions hereof and to vest in the Buyer the power to vote such Shareholder’s Shares as contemplated by Section 2 and 4 of this Agreement and the other irrevocable proxies provided herein.
8.   Confidentiality.   The undersigned recognizes and acknowledges that he or she may have access to certain confidential information of the Buyer and its subsidiaries (including that obtained from the Seller and its shareholders in connection with the Transactions), the Seller and its Subsidiaries and their shareholders, including, without limitation, customer lists, information regarding customers, confidential methods of operation, lending, credit information, organization, product/service formulas, pricing, mark-ups, commissions, information concerning techniques for use and integration of websites and other products/services, current and future development and expansion or contraction plans, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of products and services, strategy, tactics and financial affairs and other information and that all such information constitutes valuable, special and unique property of the Buyer, the Seller and the Buyer’s shareholders. All such information, which shall exclude any information that is publicly known or hereafter becomes publicly known other than as a result of any action or omission by the undersigned, is herein referred to as “Confidential Information.” The undersigned will not disclose or directly or indirectly utilize in any manner any such Confidential Information for Shareholder’s own benefit or the benefit of anyone other than the Buyer and/or its shareholders during the term of this Agreement and for a period of two (2) years after the termination of this Agreement pursuant to Section 9; provided that the undersigned may disclose such Confidential Information as required by law, court order or other valid and appropriate legal process.
9.   Term of Agreement; Termination.   The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon either (i) the termination of the Merger Agreement in accordance with its terms, or (ii) the consummation of the Merger. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination; provided further that the provisions of Section 8 of this Agreement shall remain in full force and effect regardless of any such termination pursuant to this Section 9.
10.   Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purpose and intents of this Agreement.
11.   Miscellaneous.
(a)   Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement. As used herein, the singular shall include the plural and any reference to gender shall include all other genders. The terms “include,” “including” and similar phrases shall mean including without limitation, whether by enumeration or otherwise.
(b)   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by reliable overnight delivery or by facsimile or electronic transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to the Buyer or Seller, to the addresses set forth in Section 7.9 of the Merger Agreement; and (ii) if to the Shareholder, to its address shown below its signature on the last page hereof.
(c)   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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(d)   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.
(e)   This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(f)   This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without regard to the applicable conflicts of laws principles thereof.
(g)   If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.
(h)   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a) of this Agreement. Any assignment in violation of the foregoing shall be void.
(i)    No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by all parties to this Agreement.
(j)    The parties acknowledge that nothing in this Agreement shall be interpreted to give rise to joint obligations among the Shareholders. No Shareholder shall be deemed to be in breach of this Agreement as a result of the actions of any other Shareholder.
(k)   Notwithstanding any other provision of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Proposal that is a Superior Proposal, provided that Seller and its Affiliates have complied with the terms and conditions of the Merger Agreement, including Section 4.5 and 4.12 of the Merger Agreement.
(l)    Notwithstanding anything to the contrary in this Agreement, nothing herein is intended or shall be construed or require the Shareholder, in his or her capacity as a director, officer, or employee of the Company, to act or fail to act in accordance with his or her fiduciary duties as a director or officer, subject to the terms and conditions of the Merger Agreement.
[Signature Pages Follow.]

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IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.
SELLER:
VILLAGES BANCORPORATION, INC.
By:

Name:
Title:
[Signatures Continue on the Following Page]

BUYER:
SEACOAST BANKING CORPORATION OF FLORIDA
By:

Name: Charles M. Shaffer
Title:  Chairman and Chief Executive Officer
[Signatures Continue on the Following Page]

SHAREHOLDER:

Name:

Address:

Number of Shares of VBI Capital Stock Over Which Shareholder Has Voting Power and Capacity of Ownership (including any Shares that are converted as a result of the Merger):

EXHIBIT C
CLAIMS LETTER
May 29, 2025
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Attention: Charles M. Shaffer
Ladies and Gentlemen:
This claims letter (this “Claims Letter”) is delivered pursuant to Section 4.17 of that certain Agreement and Plan of Merger, dated as of May 29, 2025 (as the same may be amended or supplemented, the “Merger Agreement”), by and among Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), Seacoast National Bank, a national banking association and wholly owned subsidiary of Buyer, Villages Bancorporation, Inc., a Florida corporation (“Seller”) and Citizens First Bank, a Florida state-chartered bank and wholly owned subsidiary of Seller (“CFB”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement.
Concerning claims which the undersigned may have against Seller or Buyer or any of their respective Subsidiaries in all capacities, whether as an officer, director, employee, partner, controlling person or Affiliate or otherwise of Seller, CFB or any Seller entity, and in consideration of the premises, and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby affirms and agrees to the following in each and every such capacity of the undersigned.
1.   Claims.   The undersigned does not have, and is not aware of, any claims he or she might have against Seller or Buyer or any of their respective Subsidiaries, except for: (i) compensation and related benefits for services rendered that have been accrued but not yet paid in the ordinary course of business consistent with past practice or other contract rights relating to employment or other benefits that are contemplated under existing contracts and agreements with Seller or CFB or that are contemplated by Section 4.20 of the Merger Agreement; (ii) contract rights, underwritten loan commitments and agreements between the undersigned and Seller; (iii) certificates of deposit and deposit accounts; (iv) fees owed on account of any services rendered by the undersigned that have been accrued but not yet paid in the ordinary course of business consistent with past practice; (v) checks issued by any other depositor of CFB; (vi) any rights that the undersigned has or may have under the Merger Agreement including, without limitation, the indemnification rights set forth in Section 4.15 thereof; (vii) amounts payable to the undersigned pursuant to the Merger Agreement or any ancillary document referred to therein in his or her capacity as a shareholder of Seller or as an officer, employee or director of Seller or a holder of a VBI Equity Award; (viii) rights that the undersigned has or may have under the Shareholders Agreement; (ix) claims that undersigned may have as a shareholder of Buyer after the Closing; (ix) any rights that the undersigned has or may have under the Shareholder Support Agreement, Restrictive Covenant Agreement, and Developer Support Agreement and (x) any exempt claims under Sections 1(i) through 1 (ix) that arise or become known to the undersigned after the date of this Claims Letter but prior to Closing (collectively, the “Disclosed Claims”).
2.   Releases and Assignment.   Upon the Closing, the undersigned hereby fully, finally and irrevocably releases and forever discharges Seller, CFB, Buyer, Seacoast National Bank and all other Seller entities and Buyer entities, and their respective directors, officers, employees, agents, attorneys, representatives, Subsidiaries, partners, Affiliates, controlling persons and insurers in their capacities as such, and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Releasees”) of and from any and all liabilities, losses, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description, now accrued or which may hereafter accrue, without limitation and whether or not in law, equity or otherwise, based in whole or in part on any known or unknown facts, conduct, activities, transactions, events or occurrences, matured or unmatured, contingent or otherwise, which have or allegedly have existed, occurred, happened, arisen or transpired from the beginning of time to the date of the closing of the transactions contemplated by the Merger Agreement, except for the Disclosed Claims (collectively, the “Claims”). The undersigned further irrevocably releases, discharges, transfers and assigns to Buyer, as successor to Seller, respectively, all claims, actions, rights, title and interests of the undersigned in and to any and all software, databases, records, files, data, information and hardware, and any and all intellectual property (including, but not limited to, any and all patent, copyright, trademark, trade secret, know-how, confidential information, and other proprietary rights, and all registrations and applications directed to any of the foregoing) of any nature whatsoever, conceived, reduced to practice, invented, created, authored, designed, developed, issued, registered, applied for, licensed or used by or for the undersigned or the Seller, CFB or any Seller entity, in any case in connection with the Seller’s (or Seller entity’s) business (which shall also be considered to be Claims). The undersigned represents, warrants and covenants that no Claim released, discharged, transferred or assigned herein has been transferred, sold or assigned, expressly, impliedly, by operation of law or otherwise, and that all Claims released, discharged, transferred or assigned hereby are owned solely and exclusively by the undersigned, which has the sole authority to release, discharge, transfer and assign them to Buyer, as the successor to Seller. The undersigned agrees, without any further consideration, to execute any and all other documents requested by the Buyer or the Seller necessary in order to carry out or evidence the release, discharge, transfer or assignment, or other intent, of this Claims Letter.
3.   Forbearance.   The undersigned shall forever refrain and forebear from commencing, instituting, prosecuting or making any lawsuit, action, claim or proceeding before or in any court, Regulatory Authority, Governmental Authority, taxing authority arbitral or other authority to collect or enforce any Claims which are released and discharged hereby.
4.   Miscellaneous.
(a)   This Claims Letter shall be governed by, and construed in accordance with, the laws of the State of Florida without regard to conflict of laws principles (other than the choice of law provisions thereof).
(b)   This Claims Letter contains the entire agreement between the parties with respect to the Claims released hereby, and such Claims Letter supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Claims, and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein, or in the Merger Agreement.
(c)   This Claims Letter shall be binding upon and inure to the benefit of the undersigned and the Releasees and their respective heirs, legal representatives, successors and assigns.
(d)   In any legal action or other proceeding relating to this Claims Letter and the transactions contemplated hereby or if the enforcement of any right or benefit provided by this Claims Letter is brought against a party, the prevailing party in any such litigation pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought shall be entitled upon demand to be paid by the other party all reasonable costs incurred in connection with such litigation, including the reasonable legal fees and charges of counsel, court costs and expenses incident to arbitration, appellate and post-judgement proceedings, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.
(e)   IN ANY CIVIL ACTION, COUNTERCLAIM, PROCEEDING, OR LITIGATION, WHETHER AT LAW OR IN EQUITY, WHICH ARISES OUT OF, CONCERNS, OR RELATES TO THIS CLAIMS LETTER, ANY AND ALL TRANSACTIONS CONTEMPLATED BY THIS CLAIMS LETTER, THE PERFORMANCE OF THIS CLAIMS LETTER, OR THE RELATIONSHIP CREATED BY THIS CLAIMS LETTER, WHETHER SOUNDING IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE, TRIAL SHALL BE TO A COURT OF COMPETENT JURISDICTION AND NOT TO A JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS CLAIMS LETTER WITH ANY COURT, AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THIS CLAIMS LETTER OF THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. NEITHER

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PARTY HAS MADE OR RELIED UPON ANY ORAL REPRESENTATIONS TO OR BY ANY OTHER PARTY REGARDING THE ENFORCEABILITY OF THIS PROVISION. EACH PARTY HAS READ AND UNDERSTANDS THE EFFECT OF THIS JURY WAIVER PROVISION. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN COUNSEL WITH RESPECT TO THE TRANSACTIONS GOVERNED BY THIS CLAIMS LETTER AND SPECIFICALLY WITH RESPECT TO THE TERMS OF THIS SECTION.
(f)    This Claims Letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Buyer, it being the express understanding of the undersigned and the Releasees that no term hereof may be waived by the action, inaction or course of dealing by or between the undersigned or the Releasees, except in strict accordance with this paragraph, and further that the waiver of any breach of this Claims Letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.
(g)   The undersigned represents, warrants and covenants that he or she is fully aware of his or her rights to discuss any and all aspects of this matter with any attorney he or she chooses, and that the undersigned has carefully read and fully understands all the provisions of this Claims Letter, and that the undersigned is voluntarily entering into this Claims Letter.
(h)   This Claims Letter shall only become effective upon the consummation of the Merger, and once this Claims Letter becomes effective, its operation to extinguish all of the Claims released hereby shall not be dependent on or affected by the performance or non-performance of any subsequent act by the undersigned or the Releasees.
[Signature Page Follows.]

A-C-3

Sincerely,

Signature of Officer or Director

Printed Name of Officer or Director
[Signatures Continue on the Following Page]

On behalf of Releasees, the undersigned thereunto duly authorized, acknowledges receipt of this letter as of May 29, 2025.
SEACOAST BANKING CORPORATION OF FLORIDA
By: Name: Charles M. Shaffer Title: Chairman and Chief Executive Officer

EXHIBIT D-1
RESTRICTIVE COVENANT AGREEMENT
(EXECUTIVE OFFICER)
THIS RESTRICTIVE COVENANT AGREEMENT (the “Agreement”) is made and entered into as of May 29, 2025, by and between Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), and the undersigned executive officer (“Employee”) of Villages Bancorporation, Inc., a Florida corporation (“VBI”) and/or Citizens First Bank, a Florida state-chartered bank and wholly owned subsidiary of VBI (the “Bank” and collectively with VBI, “Seller”) and shall become effective as of the Effective Time of the Merger as provided in the Merger Agreement (defined below).
WHEREAS, Buyer, Seacoast National Bank, a national banking association and wholly owned subsidiary of Buyer (“SNB”), VBI and the Bank are parties to that certain Agreement and Plan of Merger, dated as of May 29, 2025, as the same may be amended or supplemented (the “Merger Agreement”), that provides for, among other things, the merger of VBI with and into Buyer (the “Merger”), and the subsequent merger of the Bank with and into SNB (the “Bank Merger”);
WHEREAS, Employee is a shareholder of VBI and/or officer of VBI and/or the Bank;
WHEREAS, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Employee and/or an Affiliate of Employee is selling shares of VBI Capital Stock held by Employee and/or the Employee’s Affiliate to Buyer and will receive Merger Consideration from Buyer in exchange for such shares;
WHEREAS, Employee is in possession of trade secrets and valuable confidential business information of Seller, and has substantial relationships with its banking customers;
WHEREAS, prior to the date hereof, Employee has served as a manager of Seller, and, therefore, Employee has knowledge of the Confidential Information (hereinafter defined) and/or relationships with the Seller’s executives, customers, and customer goodwill;
WHEREAS, the Employee acknowledges that the Buyer has legitimate business interests to justify the enforcement of this Agreement;
WHEREAS, as a result of the Merger and the Bank Merger, Buyer will acquire substantial customer relationships from Seller and succeed to all of the Confidential Information, for which Buyer, as of the Effective Time, will have paid valuable consideration and desires reasonable protection; and
WHEREAS, the Merger Agreement contemplates that, upon the execution and delivery of the Merger Agreement by Seller, as a condition and inducement to the willingness of Buyer and SNB to enter into the Merger Agreement, Employee will enter into and perform this Agreement.
NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Employee and/or the Employee’s Affiliate, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, covenant and agree as follows:
1.   Certain Definitions.
(a)   ”Affiliated Company” means any company or entity controlled by, controlling or under common control with Buyer or Seller.
(b)   ”Confidential Information” means all information regarding Seller, Buyer, SNB and their respective Affiliated Companies and any of their respective activities, businesses or customers that is not generally known to persons not employed by Seller, Buyer, SNB or their respective Affiliated Companies, and that is not generally disclosed publicly to persons not employed by Seller, Buyer, SNB or their respective Affiliated Companies (except to applicable regulatory authorities and/or pursuant to confidential or other relationships where there is no expectation of public disclosure or use by third Persons). “Confidential Information” shall include, without limitation, all customer information, customer identity and customer lists, confidential methods of operation, lending and credit information, banking and financial information about customers and employees, commissions, mark-ups, product/service formulas, information concerning techniques for use and integration of websites and other products/services, proprietary computer systems and databases (and their contents) such as the Bank’s RPS system, current and future development and expansion or contraction plans of Seller, Buyer, SNB, or their respective Affiliated Companies, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of products and services, strategy, tactics and financial affairs of Seller, Buyer, SNB, or their respective Affiliated Companies. “Confidential Information” also includes any “confidential information,” “trade secrets,” or any equivalent term under any applicable federal, state, or local law. “Confidential Information” shall not include information that (i) has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Seller, Buyer or SNB or their respective Affiliated Companies or any duty owed to any of them; or (ii) is independently developed by a person or entity without reference to or use of Confidential Information. Employee acknowledges and agrees that the trading in Buyer or Seller securities using Confidential Information or other non-public information may violate federal and state securities laws.
(c)   Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement.
2.   Restrictive Covenants.
(a)   Nondisclosure of Confidential Information.   From the Effective Time and thereafter for so long as such information remains Confidential Information, Employee shall not directly or indirectly transmit or disclose any Confidential Information to any Person, or use or permit others to use any such Confidential Information, directly or indirectly, for any purpose, without the prior express written consent of the Chief Executive Officer of Buyer, which consent may be withheld in the sole discretion of Buyer’s Chief Executive Officer. Anything herein to the contrary notwithstanding, Employee shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, Employee shall (i) if allowed by law or legal process, provide Buyer with prompt notice of such requirement so that Buyer may seek an appropriate protective order prior to any such required disclosure by Employee; and (ii) use commercially reasonable efforts to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment; provided, further, that no such notice or efforts shall be required in connection with any routine audit or investigation by any Governmental Authority or taxing authority that does not expressly reference Seller, Buyer, SNB or any of their respective Affiliated Companies. If, in the absence of a required waiver or protective order, Employee is nonetheless, in the good faith written opinion of his legal counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises Employee is required to be disclosed.
(b)   Nonrecruitment of Employees.   Employee hereby agrees that, for two (2) years following the Effective Time or for one (1) year following Employee’s affiliation with Buyer or SNB as an officer, employee, or consultant (whichever period is longer), Employee shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of the Buyer’s Chief Executive Officer, directly or indirectly solicit or recruit or attempt to solicit or recruit for employment or encourage to leave employment with Buyer or any of its Affiliated Companies, on his or her own behalf or on behalf of any other Person, (i) any then-current employee of Buyer or any of its Affiliated Companies or (ii) any employee of Seller who worked at Seller or any of its Affiliated Companies during Employee’s services as a manager of Seller or any Seller Affiliated Company and who has not ceased employment for a minimum of a six month period with Buyer, Seller, or any Affiliated Companies, as applicable. It is acknowledged that general advertisements shall not be deemed to violate this provision.
(c)   Nonsolicitation of Customers.   Employee hereby agrees that, for two (2) years following the Effective Time or for one (1) year following Employee’s affiliation with Buyer or SNB as an officer, employee, or consultant (whichever period is longer), Employee shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of

A-D-1-2

Buyer’s Chief Executive Officer, directly or indirectly, on behalf of himself, herself or of anyone other than Seller, Buyer, SNB or any Affiliated Company, in the Restricted Area (as defined in Section 2(d) below), solicit or attempt to solicit any customer or client of Seller for the purpose of either (i) providing any Business Activities (as defined in Section 2(d)) or (ii) inducing such customer or client to cease, reduce, restrict or divert its business with Seller, Buyer, SNB or any Affiliated Company. It is acknowledged that general advertisements shall not be deemed to violate this provision.
(d)   Noncompetition.   Employee hereby agrees that, for two (2) years following the Effective Time, Employee shall not Compete (as defined herein) against Buyer, SNB, or any of their Affiliated Companies in the Restricted Area without the prior written consent of Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer’s Chief Executive Officer. For purposes of this Agreement, “Compete” means to engage or participate in Business Activities (or to prepare to engage or participate in Business Activities) on Employee’s own behalf, or with, for, or on behalf of (i) any other financial institution as an officer, director, manager, owner, partner, joint venture, consultant, independent contractor, employee, or shareholder of, or (ii) any other Person, business, or enterprise. For purposes of this Agreement, “Business Activities” shall be any business activities conducted by Buyer, Seller, SNB, or any of their Affiliated Companies, which consist of commercial or consumer loans and extensions of credit, letters of credit, commercial and consumer deposits and deposit accounts, securities repurchase agreements and sweep accounts, cash management services, money transfer and bill payment services, internet or electronic banking, automated teller machines, IRA and retirement accounts, commercial or consumer mortgage loans, and commercial or consumer home equity lines of credit. For purposes of this Agreement, the “Restricted Area” means each and any county where the Buyer, SNB, Bank or any of their Affiliated Companies (i) operates a banking office on the Closing Date, or (ii) has operated a banking office within the 12 months preceding the Closing Date. Nothing in this Section 2(d) shall prohibit Employee from acquiring or holding, for investment purposes only, less than five percent (5%) of the outstanding securities of any company or business organization which may compete directly or indirectly with Seller, Buyer, SNB or any of their Affiliated Companies. Nothing in this Agreement shall prohibit Employee or any of such Employee’s Affiliated Companies from continuing to hold outstanding securities of an entity that engages in Business Activities; provided that, such securities were held by the Employee or any of such Employee’s Affiliated Company as of the date of this Agreement.
(e)   Enforceability of Covenants.   Employee acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business. Employee acknowledges that each of Buyer, SNB and its Affiliated Companies have a current and future expectation of business within the Restricted Area and from the current and proposed customers of Seller that are derived from the acquisition of Seller by Buyer. Employee acknowledges that the term, geographic area, and scope of the covenants set forth in this Agreement are reasonable, and agrees that he will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein. Employee agrees that his position as an Employee of VBI and/or the Bank involves duties and authority relating to all aspects of the Business Activities and all of the Restricted Area. Employee further acknowledges that complying with the provisions contained in this Agreement will not preclude him from engaging in a lawful profession, trade or business, or from becoming gainfully employed. Employee and Buyer agree that Employee’s obligations under the above covenants are separate and distinct under this Agreement, and the failure or alleged failure of the Buyer to perform its obligations under any other provision of this Agreement shall not constitute a defense to the enforceability of this covenant. Employee and Buyer agree that if any portion of the foregoing provisions is deemed to be unenforceable because the geography, time or scope of activities restricted is deemed to be too broad, the court shall be authorized to substitute for the overbroad term an enforceable term that will enable the enforcement of the covenants to the maximum extent possible under applicable law. Employee acknowledges and agrees that any breach or threatened breach of this covenant will result in irreparable damage and injury to the Buyer, SNB and their Affiliated Companies and that damages arising out of such breach would be difficult to ascertain. Employee hereby agrees that, in addition to all other remedies provided at law or in equity, Buyer will be entitled to exercise all rights including, without limitation, obtaining one or more temporary restraining orders, injunctive relief and other equitable relief, including specific performance in the event of any breach

A-D-1-3

or threatened breach of this Agreement, without the necessity of posting any bond or security (all of which are waived by the Employee), and to exercise all other rights or remedies, at law or in equity, including, without limitation, the rights to damages.
3.   Successors.
(a)   This Agreement is personal to Employee, is not assignable by Employee, and none of Employee’s duties hereunder may be delegated.
(b)   This Agreement may be assigned by, and shall be binding upon and inure to the benefit of the Buyer, SNB and any of their Affiliated Companies and their successors and assigns.
4.   Miscellaneous.
(a)   Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Employee and Buyer. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
(b)   Severability.   If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.
(c)   Attorneys’ Fees.   In any legal action or other proceeding relating to this Agreement and the transactions contemplated hereby or if the enforcement of any right or benefit provided by this Agreement is brought against a Party, the prevailing Party in any such legal action or other proceeding pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought shall be entitled upon demand to be paid by the other Party, all reasonable costs incurred in connection with such legal action or other proceeding, including the reasonable legal fees and charges of counsel, court costs and expenses incident to arbitration, appellate and post-judgment proceedings, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.
(d)   Governing Law and Forum Selection.   Buyer and Employee agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without giving effect to its conflicts of law principles, and that any and all disputes arising out of or relating to this Agreement shall be brought and exclusively maintained in the 19th Circuit Court in and for Martin County, Florida, Stuart Division. With respect to any such court action, Employee hereby (i) irrevocably submits to personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. Both parties hereto further agree that the court identified in this Agreement is a convenient forum for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.
(e)   Notices.   All notice, consent, demand, request or other communication given to a party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given such party (i) when delivered personally to such party or (ii) provided that a written acknowledgement of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail or two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address that such party shall have specified by ten (10) days’ advance notice given in accordance with this Section 4(e)).

A-D-1-4

To Buyer:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Attention: Charles M. Shaffer
To Employee:	To the address set forth under such Employee’s name on the signature page of this Agreement
Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.
(f)   Amendments and Modifications.   This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.
(g)   Entire Agreement.   Except as provided herein, this Agreement contains the entire agreement between Buyer and Employee with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any prior agreement, understanding and arrangement, oral or written, between the parties with respect to the subject matter hereof.
(h)   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.
(i)    Termination.   If the Merger Agreement is terminated in accordance with Article 6 thereof, this Agreement shall become null and void.
[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.
BUYER:
SEACOAST BANKING CORPORATION OF FLORIDA
By:

Name:
Charles M. Shaffer

Title:
Chairman and Chief Executive Officer

[Signatures Continue on the Following Page]

EMPLOYEE:

Name:
Address:

EXHIBIT D-2
RESTRICTIVE COVENANT AGREEMENT
(DIRECTOR)
THIS RESTRICTIVE COVENANT AGREEMENT (the “Agreement”) is made and entered into as of March 29, 2025, by and between Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), and the undersigned director (“Director”) of Villages Bancorporation, Inc., a Florida corporation (“VBI”) and/or Citizens First Bank, a Florida state-chartered bank and wholly owned subsidiary of VBI (the “Bank” and collectively with VBI, “Seller”) and shall become effective as of the Effective Time of the Merger as provided in the Merger Agreement (defined below).
WHEREAS, Buyer, Seacoast National Bank, a national banking association and wholly owned subsidiary of Buyer (“SNB”), VBI and the Bank are parties to that certain Agreement and Plan of Merger, dated as of March 29, 2025, as the same may be amended or supplemented (the “Merger Agreement”), that provides for, among other things, the merger of VBI with and into Buyer (the “Merger”), and the subsequent merger of the Bank with and into SNB (the “Bank Merger”);
WHEREAS, Director is a shareholder and/or director of Seller;
WHEREAS, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Director and/or an Affiliate of Director is selling shares of VBI Capital Stock held by Director and/or the Director’s Affiliate to Buyer and will receive Merger Consideration from Buyer in exchange for such shares;
WHEREAS, Director is in possession of trade secrets and valuable confidential business information of Seller, and has substantial relationships with its banking customers;
WHEREAS, prior to the date hereof, Director has served as a member of the Board of Directors of Seller, and, therefore, Director has knowledge of the Confidential Information (hereinafter defined), has substantial relationships with the Seller’s executives, customers, and customer goodwill, and/or is in possession of trade secrets and valuable confidential business information of Seller;
WHEREAS, the Director acknowledges that the Buyer has legitimate business interests to justify the enforcement of this Agreement;
WHEREAS, as a result of the Merger and the Bank Merger, Buyer will acquire substantial customer relationships from Seller and succeed to all of the Confidential Information, for which Buyer, as of the Effective Time, will have paid valuable consideration and desires reasonable protection; and
WHEREAS, the Merger Agreement contemplates that, upon the execution and delivery of the Merger Agreement by Seller, as a condition and inducement to the willingness of Buyer and SNB to enter into the Merger Agreement, Director will enter into and perform this Agreement.
NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director and/or the Director’s Affiliate, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, covenant and agree as follows:
1.    Certain Definitions.
(a)   “Affiliated Company” means any company or entity controlled by, controlling or under common control with Buyer or Seller.
(b)   “Confidential Information” means all information regarding Seller, Buyer, SNB and their respective Affiliated Companies and any of their respective activities, businesses or customers that is not generally known to persons not employed by Seller, Buyer, SNB or their respective Affiliated Companies, and that is not generally disclosed publicly to persons not employed by Seller, Buyer, SNB, or their respective Affiliated Companies (except to applicable regulatory authorities and/or pursuant to confidential or other relationships where there is no expectation of public disclosure or use by third

Persons). “Confidential Information” shall include, without limitation, all customer information, customer identity and customer lists, confidential methods of operation, lending and credit information, banking and financial information about customers and employees, commissions, mark-ups, product/service formulas, information concerning techniques for use and integration of websites and other products/services, proprietary computer systems and databases (and their contents) such as the Bank’s RPS system, current and future development and expansion or contraction plans of Seller, Buyer, SNB, or their respective Affiliated Companies, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of products and services, strategy, tactics and financial affairs of Seller, Buyer, SNB, or their respective Affiliated Companies. “Confidential Information” also includes any “confidential information,” “trade secrets,” or any equivalent term under any applicable federal, state, or local law. “Confidential Information” shall not include information that (i) has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Seller, Buyer or SNB or their respective Affiliated Companies or any duty owed to any of them; or (ii) is independently developed by a person or entity without reference to or use of Confidential Information. Director acknowledges and agrees that the trading in Buyer or Seller securities using Confidential Information or other non-public information may violate federal and state securities laws.
(c)   Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement.
2.    Restrictive Covenants.
(a)   Nondisclosure of Confidential Information.   For three (3) years after the Effective Time, Director shall not directly or indirectly transmit or disclose any Confidential Information to any Person, or use or permit others to use any such Confidential Information, directly or indirectly, for any purpose, without the prior express written consent of the Chief Executive Officer of Buyer, which consent may be withheld in the sole discretion of Buyer’s Chief Executive Officer. Anything herein to the contrary notwithstanding, Director shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, Director shall (i) if allowed by law or legal process, provide Buyer with prompt notice of such requirement so that Buyer may seek an appropriate protective order prior to any such required disclosure by Director; and (ii) use commercially reasonable efforts to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment; provided, further, that no such notice or efforts shall be required in connection with any routine audit or investigation by any Governmental Authority or taxing authority that does not expressly reference Seller, Buyer, SNB or any of their respective Affiliated Companies. If, in the absence of a required waiver or protective order, Director is nonetheless, in the good faith written opinion of Director’s legal counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises Director is required to be disclosed.
(b)   Nonrecruitment of Employees.   Director hereby agrees that, for three (3) years following the Effective Time or for three (3) years following Director’s affiliation with Buyer or SNB as a director, employee, or consultant (whichever period is longer), Director shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld in the sole discretion of Buyer’s Chief Executive Officer, directly or indirectly solicit or recruit or attempt to solicit or recruit for employment or encourage to leave employment with Buyer or any of its Affiliated Companies, on his or her own behalf or on behalf of any other Person, (i) any then-current employee of Buyer or any of its Affiliated Companies or (ii) any employee of Seller who worked at Seller or any of its Affiliated Companies during Director’s services as a director of Seller or any Seller Affiliated Company and who has not ceased employment for a minimum of a six month period with Buyer, Seller, or any Affiliated Companies, as applicable. It is acknowledged that general advertisements shall not be deemed to violate this provision.
(c)   Nonsolicitation of Customers.   Director hereby agrees that, for three (3) years following the Effective Time or for three (3) years following Director’s affiliation with Buyer or SNB as a director, employee, or consultant (whichever period is longer), Director shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld in the sole discretion of

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Buyer’s Chief Executive Officer, directly or indirectly, on behalf of himself, herself, or of anyone other than Seller, Buyer, SNB, or any Affiliated Company, in the Restricted Area (as defined in Section 2(d) below), solicit or attempt to solicit any customer or client of Seller for the purpose of either (i) providing any Business Activities (as defined in Section 2(d)) or (ii) inducing such customer or client to cease, reduce, restrict, or divert its business with Seller, Buyer, SNB, or any Affiliated Company. It is acknowledged that general advertisements shall not be deemed to violate this provision.
(d)   Noncompetition.   Director hereby agrees that, for three (3) years following the Effective Time or for three (3) years following Director’s affiliation with Buyer or SNB as a director, employee, or consultant (whichever period is longer), Director shall not Compete (as defined herein) against Buyer, SNB, or any of their Affiliated Companies in the Restricted Area without the prior written consent of Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer’s Chief Executive Officer. For purposes of this Agreement, “Compete” means to engage or participate in Business Activities (or to prepare to engage or participate in Business Activities) on Director’s own behalf, or with, for or on behalf of (i) any other financial institution as an officer, director, manager, owner, partner, joint venture, consultant, independent contractor, employee, or shareholder of, or (ii) any other Person, business, or enterprise. For purposes of this Agreement, “Business Activities” shall be any business activities conducted by Buyer, Seller, SNB, or any of their Affiliated Companies, which consist of commercial or consumer loans and extensions of credit, letters of credit, commercial and consumer deposits and deposit accounts, securities repurchase agreements and sweep accounts, cash management services, money transfer and bill payment services, internet or electronic banking, automated teller machines, IRA and retirement accounts, commercial or consumer mortgage loans, and commercial or consumer home equity lines of credit. For purposes of this Agreement, the “Restricted Area” means each and any county where the Buyer, SNB, Bank, or any of their Affiliated Companies (i) operates a banking office on the Closing Date, or (ii) has operated a banking office within the 12 months preceding the Closing Date. Nothing in this Section 2(d) shall prohibit Director from acquiring or holding, for investment purposes only, less than five percent (5%) of the outstanding securities of any company or business organization which may compete directly or indirectly with Seller, Buyer, SNB, or any of their Affiliated Companies. Nothing in this Agreement shall prohibit a Director or any of such Director’s Affiliated Companies from continuing to hold outstanding securities of an entity that engages in Business Activities; provided that such securities were held by the Director or any of such Director’s Affiliated Company as of the date of this Agreement.
(e)   Enforceability of Covenants.   Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business. Director acknowledges that each of Buyer, SNB, and its Affiliated Companies have a current and future expectation of business within the Restricted Area and from the current and proposed customers of Seller that are derived from the acquisition of Seller by Buyer. Director acknowledges that the term, geographic area, and scope of the covenants set forth in this Agreement are reasonable, and agrees that he or she will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration, or scope of the covenants set forth herein. Director agrees that his or her position as a director of Seller involves duties and authority relating to all aspects of the Business Activities and all of the Restricted Area. Director further acknowledges that complying with the provisions contained in this Agreement will not preclude him or her from engaging in a lawful profession, trade, or business, or from becoming gainfully employed. Director and Buyer agree that Director’s obligations under the above covenants are separate and distinct under this Agreement, and the failure or alleged failure of the Buyer to perform its obligations under any other provisions of this Agreement shall not constitute a defense to the enforceability of this covenant. Director and Buyer agree that if any portion of the foregoing provisions is deemed to be unenforceable because the geography, time, or scope of activities restricted is deemed to be too broad, the court shall be authorized to substitute for the overbroad term an enforceable term that will enable the enforcement of the covenants to the maximum extent possible under applicable law. Director acknowledges and agrees that any breach or threatened breach of this covenant will result in irreparable damage and injury to the Buyer, SNB, and their Affiliated Companies and that damages arising out of such breach would be difficult to ascertain. Director hereby agrees that, in addition to all other remedies provided at law or in equity, Buyer will be entitled to exercise all rights including, without limitation, obtaining one or more temporary

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restraining orders, injunctive relief, and other equitable relief, including specific performance in the event of any breach or threatened breach of this Agreement, without the necessity of posting any bond or security (all of which are waived by the Director), and to exercise all other rights or remedies, at law or in equity, including, without limitation, the rights to damages.
3.    Successors.
(a)   This Agreement is personal to Director, is not assignable by Director, and none of Director’s duties hereunder may be delegated.
(b)   This Agreement may be assigned by, and shall be binding upon and inure to the benefit of, the Buyer, SNB, and any of their Affiliated Companies and their successors and assigns.
4.    Miscellaneous.
(a)   Waiver.   No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification or discharge is agreed to in writing signed by Director and Buyer. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
(b)   Severability.   If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.
(c)   Attorneys’ Fees.   In any legal action or other proceeding relating to this Agreement and the transactions contemplated hereby or if the enforcement of any right or benefit provided by this Agreement is brought against a Party, the prevailing Party in any such legal action or other proceeding pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought shall be entitled upon demand to be paid by the other Party, all reasonable costs incurred in connection with such legal action or other proceeding, including the reasonable legal fees and charges of counsel, court costs and expenses incident to arbitration, appellate and post-judgment proceedings, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.
(d)   Governing Law and Forum Selection.   Buyer and Director agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without giving effect to its conflicts of law principles, and that any and all disputes arising out of or relating to this Agreement shall be brought and exclusively maintained in the state or federal courts located in Palm Beach County, Florida. With respect to any such court action, Director hereby (i) irrevocably submits to personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. Both parties hereto further agree that the court identified in this Agreement is a convenient forum for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.
(e)   Notices.   All notice, consent, demand, request or other communication given to a party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given such party (i) when delivered personally to such party or (ii) provided that a written acknowledgement of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail or two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address that such party shall have specified by ten (10) days’ advance notice given in accordance with this Section 4(e)).

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To Buyer:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Attention: Charles M. Shaffer

To Director:	To the address set forth under such Director’s name on the signature page of this Agreement
Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.
(f)    Amendments and Modifications.   This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.
(g)   Entire Agreement.   Except as provided herein, this Agreement contains the entire agreement between Buyer and Director with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any prior agreement, understanding, and arrangement, oral or written, between the parties with respect to the subject matter hereof.
(h)   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.
(i)    Termination.   If the Merger Agreement is terminated in accordance with Article 6 thereof, this Agreement shall become null and void.
[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.
BUYER:
SEACOAST BANKING CORPORATION OF FLORIDA
By:

Name:
Charles M. Shaffer

Title:
Chairman and Chief Executive Officer

[Signatures Continue on Following Page]

DIRECTOR:

Name:
Address:

EXHIBIT C
CERTIFICATE OF DESIGNATIONS
OF
SERIES A NON-VOTING
PREFERRED STOCK
OF
SEACOAST BANKING CORPORATION OF FLORIDA
Seacoast Banking Corporation of Florida (the “Corporation”), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the “FBCA”), hereby certifies as follows:
FIRST:   The Corporation’s Articles of Incorporation (as amended, supplemented and/or restated, the “Articles”) authorizes the issuance of up to 4,000,000 shares of preferred stock, par value $0.10 per share (the “Authorized Preferred Stock”), and further authorizes the Board of Directors of the Corporation (the “Board”) by resolution or resolutions to provide for the issuance of Authorized Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of each such series and any qualifications, limitations or restrictions thereof; and
SECOND:   On May 28, 2025, the Board adopted the following resolution authorizing the creation and issuance of a series of said Authorized Preferred Stock to be known as “Series A Non-Voting Preferred Stock”:
RESOLVED:   that, pursuant to authority conferred upon the Board by Article FOURTH of the Certificate of Incorporation of the Corporation, the Board hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the powers, preferences, rights and the qualifications, limitations and restrictions relating to such series as set forth in Attachment A.
[Remainder of this page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by Charles M. Shaffer, its Chairman and Chief Executive Officer, this      day of [•], 2025.
SEACOAST BANKING CORPORATION OF FLORIDA
By:

 Charles M. Shaffer
 Chairman and Chief Executive Officer

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ATTACHMENT A
Certificate of Designations of
the Series A Non-Voting Preferred Stock of
Seacoast Banking Corporation of Florida
1.   Designation, Number and Rank.   A series of preferred stock is hereby created out of the authorized and unissued shares of preferred stock of the Corporation. The shares of such series shall be designated as the Series A Non-Voting Preferred Stock, par value $0.10 per share (the “Series A Non-Voting Preferred Stock”). The number of shares initially constituting the Series A Non-Voting Preferred Stock shall be [                 ].The Series A Non-Voting Preferred Stock shall be subordinate and junior to all indebtedness of the Corporation and to all other series of preferred stock of the Corporation, other than any series of preferred stock the terms of which provide that such series is on parity with or subordinate or junior to the Series A Non-Voting Preferred Stock in any respect, and shall rank on parity with the Common Stock of the Corporation (the “Common Stock”) with respect to the declaration and payment of dividends, except as provided in Section 2, and with respect to distributions upon the liquidation, dissolution or winding up of the Corporation.
2.   Dividends.   The holders of Series A Non-Voting Preferred Stock shall be entitled to receive ratable dividends as provided herein only if and when dividends are concurrently declared and payable on the shares of Common Stock, out of any assets legally available therefor, which dividends shall be payable when, as and if declared by the Board of Directors of the Corporation; provided, that no dividend may be declared or paid on the Common Stock unless a dividend is also concurrently declared or paid, as applicable, with respect to each share of the Series A Non-Voting Preferred Stock then issued and outstanding, in an amount equal to one hundred percent (100%) of the amount declared or paid per the number of shares of Common Stock into which such share of Series A Non-Voting Preferred Stock is then convertible.
3.   Liquidation.
(a)   Upon the occurrence of a Liquidation Event (as defined below), the assets of the Corporation or proceeds thereof (whether capital or surplus) remaining available for distribution to shareholders of the Corporation after payment, or provision for payment, in full of all claims of creditors of the Corporation and all amounts due on any preferred stock or other securities of the Corporation that are superior and prior in rank to the Common Stock and the Series A Non-Voting Preferred Stock shall be distributed to the holders of the Common Stock and the Series A Non-Voting Preferred Stock pro rata based, respectively, on the number of shares of Common Stock outstanding at such time and the number of shares of Common Stock into which the Series A Non-Voting Preferred Stock outstanding at such time is then convertible.
(b)   For purposes of this Section 3, a “Liquidation Event” means a liquidation, dissolution or winding up of the Corporation.
4.   Voting.   Except as required by the FBCA, the Series A Non-Voting Preferred Stock shall not be entitled to vote on any matter. As to all matters as to which the Series A Non-Voting Preferred Stock is required by the FBCA to vote on any matter, each one one-thousandth (1/1,000th) of each outstanding share of Series A Non-Voting Preferred Stock shall be entitled to one (1) vote and shall vote together with the Common Stock outstanding as a single class unless otherwise required by the FBCA, and as to any matter for which voting by class is specifically required by the FBCA, each one one-thousandth (1/1,000th) of a share of Series A Non-Voting Preferred Stock shall be entitled to one (1) vote.
5.   Conversion and Transfer Rights.
(a)   Conversion.   Each one one-thousandth (1/1,000th) of a share of Series A Non-Voting Preferred Stock will become convertible into one (1) share of Common Stock, without any further action on the part of any holder, subject to adjustment as provided in Section 6 below, on the date a holder of Non-Voting Preferred Stock transfers such share of Non-Voting Preferred Stock to a non-Affiliate of the holder in a Permissible Transfer and under the Conversion Procedures set forth on Section 5(d).

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(b)   Shareholder Conversion Limitations.
(i)   Further, each one one-thousandth (1/1,000th) of a share of Series A Non-Voting Preferred Stock may convert, at the discretion of the member of an Acting in Concert Group holding such share and under the Conversion Procedures set forth on Section 5(e), into one (1) fully paid and nonassessable shares of Common Stock provided that (i) such Acting in Concert Group’s beneficial ownership in the Corporation, after giving effect to such conversion, would constitute no more than 9.75% of the shares of Common Stock then outstanding and no more than 9.75% of the shares of any class of voting securities of the Corporation, each as determined in accordance with the Regulatory Control Standards; and (ii) no such conversion would be permitted by any member of the Acting in Concert Group to the extent that it would allow the shareholder to acquire a higher percentage of the Common Stock than the shareholder controlled immediately prior to the conversion.
(ii)   Notwithstanding the foregoing Section 5, subsections (a) and (b), the Corporation may restrict such conversion to the extent it would be inconsistent with, or in violation of, the requirements of the Regulatory Control Standards with respect to the restrictions on the transfer of the Series A Non-Voting Preferred Stock that are required in order to preserve the “non-voting” classification of the Series A Non-Voting Preferred Stock for regulatory purposes. Any such restriction shall be imposed and deemed effective immediately upon the transmittal by the Corporation of written notice to such holder specifying in reasonable detail the reason for such restriction; and in the event such notice is transmitted after the event giving rise to such automatic conversion, the restriction shall be deemed to have been imposed and effective retroactively to the time of such event, and such conversion shall be deemed not to have occurred, so long as such notice is transmitted within ninety (90) days after the event giving rise to such conversion; provided, however, that the Corporation must act in good faith, reasonably and on advice of its outside counsel in connection with any such restriction. Such notice may be dispatched by first class mail, by electronic transmission, or by any other means reasonably designed and in good faith intended to provide prompt delivery to an executive officer, trustee, individual (or equivalent) of, or legal counsel to, such holder.
(c)   Issuance Limitations.   Further to the conversion limitations set forth above, if Seacoast Banking Corporation of Florida (“Company”) has not obtained shareholder approval in accordance with Nasdaq Listing Rule 5635(d) (“Shareholder Approval”), then the Company may not issue, upon conversion of the Series A Non-voting Preferred Stock or payments in kind of dividends on the Series A Non-voting Preferred Stock, a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued on or after the original issue date and prior to such conversion date or dividend issuance date in connection with any conversion of or dividend payment in Common Stock on Series A Non-voting Preferred Stock that such Holder(s) would exceed the 20% limitation of Nasdaq Listing Rule 5635(d) (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”). If the Holders of such shares which would otherwise have been issued Common Stock but for the Issuable Maximum request in writing that the Company hold the requisite vote of Seacoast common stock in order to obtain the Shareholder Vote, the Company will promptly call a meeting of the holders of the Company Common Stock (the “Company Shareholders Meeting”) to be held as soon as reasonably practicable for the purpose of obtaining the Shareholder Approval and the Company will recommend that the Company shareholders vote for the approval of the matters required by Nasdaq Listing Rule 5635(d) or any successor provision.
(d)   Certain Definitions.   For purposes of this Certificate of Designations and the Corporation’s Certificate of Incorporation as amended hereby:
(i)   The term “Acting in Concert Group” shall mean the Initial Holders, the Initial Holders’ Affiliates, and the Initial Holders’ Immediate Family.
(ii)   the term “Affiliate” means, with respect to any person, a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such other person and includes any “affiliate” as such term is defined under the Regulatory Control Standards. Without limiting the generality of the foregoing, a person is an

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Affiliate of another person if the first person (A) is an executive officer (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) of the second person; (B) is a director of the second person where such second person is a corporation; (C) is a manager (or an executive officer, director, general partner or manager of an entity that is a manager) of the second person where such second person is a limited liability company; (D) is a general partner (or an executive officer, director, general partner or manager of an entity that is a general partner) of the second person where such second person is a partnership; or (E) directly or indirectly has or shares the power to vote, or direct the voting of, or to dispose of, or direct the disposition of, securities representing more than ten percent (10%) of the combined voting power of the securities of the second person.
(iii)   the term “Immediate Family” includes a person’s father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, the spouse of any of the foregoing, and the person’s spouse.
(iv)   the term “Initial Holders” shall mean the individuals set forth on Exhibit A, in each of it or their capacity as a shareholder of the Corporation as of the Effective Time.
(v)   the term “Permissible Transfer” means a transfer by the holder of Non-Voting Common Stock (i) to the Corporation; (ii) to an Affiliate of the holder; (iii) in a widespread public distribution; (iv) to a transferee that controls more than fifty percent (50%) of every class of the Voting Securities of the Corporation without giving effect to such transfer; or (v) in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any class of Voting Securities of the Corporation.
(vi)   the term “Regulatory Control Standards” shall mean the applicable provisions of Regulation Y of the Board of Governors of the Federal Reserve System, set forth at 12 C.F.R. Part 225, including any interpretations thereof published by the Board of Governors of the Federal Reserve System.
(vii)   the term “Voting Security” has the meaning set forth in 12 C.F.R. Section 225.2(q) or any successor provision.
(e)   Conversion Procedure.
(i)   Conversion Right.   To exercise any right of optional conversion under this Section 5, the holder must surrender the certificate or certificates, or evidence of book-entry shares, representing the shares of Series A Non-Voting Preferred Stock to be converted, duly endorsed, at the registered office of the Corporation, together with a written notice to the Corporation stating that the holder elects to convert all or a specified whole number of such shares (“Conversion Notice”) in accordance with this Section 5, along with any appropriate documentation that may be reasonably required by the Corporation. Effective upon the Corporation’s receipt of a Conversion Notice and accompanying documentation as required above, the shares of Series A Non-Voting Preferred Stock will be deemed converted into shares of Common Stock as provided for in this Section 5 and, as soon as practicable thereafter, the Corporation will issue and deliver to the holder of such Series A Non-Voting Preferred Stock a certificate or certificates, or evidence of book-entry shares, representing the number of shares of Common Stock into which the Series A Non-Voting Preferred Stock was converted.
(ii)   Conversion Upon Transfer.   The automatic conversion of Series A Non-Voting Preferred Stock into shares of Common Stock upon the transfer of Series A Non-Voting Preferred Stock to a person other than a member of the Acting in Concert Group shall take effect simultaneously with the applicable transfer, unless such transfer occurs after the close of business on a business day or on a day other than a business day, in which case such conversion shall not take effect until after the open of business on the next business day. As soon as practicable thereafter, the Corporation will issue and deliver to the transferee of such Series A Non-Voting Preferred Stock a certificate or certificates, or evidence of book-entry shares, representing the number of shares of Common Stock into which the Series A Non-Voting Preferred Stock was automatically converted.

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(iii)   General.   Upon the conversion of any Series A Non-Voting Preferred Stock, such shares will cease to be outstanding for any purpose, subject to the rights of the holders to receive any unpaid dividends which were declared on such shares as of a record date preceding the date of conversion (but without any amount in respect of dividends that have not been declared prior to such conversion date). Unless and until converted, shares of Series A Non-Voting Preferred Stock will not entitle holders thereof to any rights with respect to Common Stock or other securities issuable upon conversion.
6.   Adjustments for Certain Events.
(a)   Changes in Capitalization.   In the event of any stock dividend, stock split, recombination or other similar event affecting the Common Stock, each one one-thousandth (1/1,000th) of a share of Series A Non-Voting Preferred Stock shall be adjusted by multiplying such share by a fraction, (i) the numerator of which is the number of shares of Common Stock outstanding immediately after the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series A Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock), and (ii) the denominator of which is the number of shares of Common Stock outstanding immediately prior to the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series A Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock).
(b)   Certain Corporate Transactions.   In the event of (i) the acquisition by any person (including a group of related persons within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, whether or not such regulation shall then be applicable to the Corporation or its securities) of (A) more than fifty percent (50%) of the outstanding capital stock of the Corporation, or (B) all or substantially all of the assets of the Corporation; or (ii) a merger of the Corporation with or into any person, or of any person with or into the Corporation, immediately after which the shareholders of the Corporation (as measured immediately prior to completion of the transaction) own less than a majority of the combined capital stock or membership interests of the surviving entity, then, in each such case, proper provision shall be made so that the holders of the Series A Non-Voting Preferred Stock shall be entitled to receive in exchange for or in respect of their shares of Series A Non-Voting Preferred Stock the same form and amount of consideration, if any, as the holders of the Common Stock receive in exchange for or in respect of their shares of Common Stock, with the amount of such consideration, if any, to be received for or in respect of each share of Series A Non-Voting Preferred Stock to be equal to the amount that would be received by a holder of the number of shares of Common Stock into which one (1) share of Series A Non-Voting Preferred Stock would then be convertible if an event specified in Section 5 had occurred simultaneously therewith.
7.   Amendment.   This Certificate of Designations constitutes an agreement between the Corporation and the holders of the Series A Non-Voting Preferred Stock and may be amended only by the affirmative vote of the Board of Directors of the Corporation and, in addition to any other vote of shareholders then required by the FBCA, the holders of a majority of the outstanding shares of Series A Non-Voting Preferred Stock.

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EXHIBIT F
EXECUTION
SHAREHOLDERS AGREEMENT
This SHAREHOLDERS AGREEMENT (the “Agreement”), dated this 29th day of May, 2025, is by and between Seacoast Banking Corporation of Florida (“Seacoast”), and the shareholders listed on Exhibit A (the “Shareholders,” and collectively, the “Shareholders Group”).
RECITALS
WHEREAS, the respective Boards of Directors of Seacoast and Villages Bancorporation Inc. (“VBI”) have approved, and the parties thereto have entered into, an Agreement and Plan of Merger by and between Seacoast and VBI, dated as of May 29, 2025 (as executed and delivered, the “Merger Agreement”);
WHEREAS, on the Closing Date, on the terms and subject to the conditions set forth in the Merger Agreement, VBI will be merged with and into Seacoast (the “Merger”), and, Citizens First Bank, a Florida state-chartered bank and wholly-owned subsidiary of VBI, will be merged with and into Seacoast National Bank, a national banking association and wholly-owned subsidiary of SBC (“Seacoast Bank”);
WHEREAS, as of the Closing Date, in connection with the consummation of the Merger, the Shareholders hold shares of common stock, par value $0.10 per share, of Seacoast (“Seacoast Common Stock”) and Series A Non-Voting Stock of Seacoast (the “Seacoast Preferred Stock”), as set forth on Exhibit B; and
WHEREAS, as an inducement to Seacoast and VBI to enter into the Merger Agreement, Seacoast and each of the Shareholders agree to the terms and conditions of this Agreement, effective as of the date hereof.
NOW THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, and intending to be legally bound hereby, the parties hereto agree as follows:
1.   Representations and Warranties of the Shareholders.
Each Shareholder represents and warrants to Seacoast, as follows:
(a)   Such Shareholder, as of immediately prior to the Closing (as defined in the Merger Agreement), owns that number of shares of common stock of VBI, a Florida corporation, par value $5.00 per share thereof (the “VBI Common Stock”), set forth opposite such Shareholder’s name in Exhibit B;
(b)   The Shareholder has full power and authority to enter into and perform his/her or its obligations under this Agreement. This Agreement constitutes a valid and binding obligation of the Shareholder and the performance of its terms will not constitute a violation of any agreement or any instrument to which the Shareholder is a party.
2.   Representations and Warranties of Seacoast.
Seacoast hereby represents and warrants to the Shareholder that Seacoast has full power and authority to enter into and perform its obligations under this Agreement and that the execution and delivery of this Agreement by Seacoast has been duly authorized by the Board of Directors of Seacoast. This Agreement constitutes a valid and binding obligation of Seacoast and the performance of its terms will not constitute a violation of any agreement or instrument to which Seacoast is a party.
3.   Covenants.
(a)   From the date of this Agreement through the termination of this Agreement in accordance with its terms, each Shareholder covenants and agrees not to, directly or indirectly, and shall not direct or otherwise knowingly cooperate or coordinate with any member of an Acting in Concert Group, to do any of the following:
(i)    acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation) any shares of Seacoast common stock, par value $0.10 per share (“Seacoast Common Stock”) or any other class of Seacoast stock that has voting rights (“Seacoast Voting Stock”), any rights to vote or direct the voting of any additional shares of Seacoast Common Stock, Seacoast Voting Stock, or any securities convertible into Seacoast Common Stock or Seacoast Voting Stock, except (A) as to any Seacoast Common Stock issued by Seacoast in exchange for VBI Common Stock pursuant to the terms of the Merger Agreement, (B) by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Seacoast Common Stock generally, or (C) that number of shares of Seacoast Common Stock or any other class of Seacoast Voting Stock, the purchase of which by the Shareholder would cause the Shareholder to beneficially own, in the aggregate with an Acting in Concert Group, no more than 9.75% of the then-outstanding shares of Seacoast Common Stock, or any other class of Seacoast Voting Stock, if any, as determined pursuant to the Regulatory Control Standards;
(ii)   convert the Seacoast Preferred Stock Consideration received pursuant to the Merger Agreement to Seacoast Common Stock pursuant to the terms of the Certificate of Designations of Series A Non-Voting Preferred Stock of Seacoast Banking Corporation of Florida, attached hereto as Exhibit C (the “Series A Certificate of Designations”), except that nothing in this sentence shall (A) prohibit a conversion in relation to a Permissible Transfer (as defined in the Series A Certificate of Designations) or (B) prohibit the Shareholder from converting the Seacoast Preferred Stock Consideration to Seacoast Common Stock if after giving effect to such conversion, the Shareholder would beneficially own, in the aggregate with an Acting in Concert Group, no more than 9.75% of the then-outstanding shares of Seacoast Common Stock or any other class of Seacoast Voting Stock, if any, as determined pursuant to the Regulatory Control Standards;
(iii)   without Seacoast’s prior written consent and Seacoast’s review of the Shareholder’s proposed private sale or transfer of such shares (a “Private Sale”) (which consent and review shall not be unreasonably withheld or delayed), directly or indirectly, Shareholder shall not sell or transfer greater than half of one percent (0.5%) or more of the shares of Seacoast Common Stock then outstanding as shown by the most recent report or statement filed by Seacoast with the Securities and Exchange Commission. In connection with any proposed Private Sale, the shares of Seacoast Common Stock proposed to be sold or transferred in such Private Sale shall first be offered to Seacoast under the same terms and conditions as the proposed Private Sale, which Seacoast shall have three (3) business days following the date Shareholder first presents in writing the terms of such proposed Private Sale to Seacoast, to accept such offer, except that nothing in this Section 3(a)(iii) shall prohibit one or more of the following transfers by any Shareholder or any Permitted Transferee (as defined below) that continues to be subject to this Agreement: (A) a transfer between members of an Acting in Concert Group; (B) a transfer by will or by operation of law; (C) a transfer in connection with estate or charitable planning purposes, including any transfer to one or more relatives of the Shareholder or any transfer to one or more trusts or other entities that are beneficially owned exclusively by the Shareholder, one or more relatives of the Shareholder, or any combination of them; and (D) a transfer to a charitable organization that is not controlled by the Shareholder or one or more affiliates or relatives; provided that as a condition to each permitted transfer under (A)-(D) of this clause (iii), each transferee (each a “Permitted Transferee”) shall deliver a written instrument to Seacoast, in a form reasonably acceptable to Seacoast, agreeing to be bound by the restrictions set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, the Shareholders, collectively, may sell Seacoast Common Stock without Seacoast’s prior review and written consent (X) through a broker-dealer in an aggregate amount up to the Monthly Limit (a “Permitted Sale”) or (Y) through a bona fide underwritten offering pursuant to an exercise of the registration rights provided in Section 4 of this Agreement (a “Permitted Offering”); provided further, with respect to the foregoing clause (X), that (1) if a Shareholder dies prior to the expiration of the term of this Agreement, the Monthly

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Limit shall remain in place for the remaining Shareholders and Permitted Transferees, (2) for avoidance of doubt, shares of Seacoast Common Stock covered by Hedging Transactions will be counted toward the Monthly Limit, (3) the sale of shares by the Shareholders, individually or collectively and each Permitted Transferee that continues to be subject to this Agreement, shall be aggregated for purposes of the Monthly Limit; and (4) no Shareholder may make a Permitted Sale prior to the ninety (90)-day anniversary of the Closing Date;
(iv)   (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of a majority of the assets of, or other business combination involving, or a tender or exchange offer for securities of, Seacoast or a majority of Seacoast’s business or assets or any type of transaction that would, in each case, result in a change in control of Seacoast (any such transaction described in this clause (A) is a “Company Transaction” and any proposal or other action seeking to effect a Company Transaction as described in this clause (A) is defined as a “Company Transaction Proposal”), (B) seek to exercise any control or influence over the management of Seacoast, Seacoast Bank, any of their respective subsidiaries, the Board of Directors of Seacoast or any of the businesses, operations or policies of Seacoast; provided that the Shareholder shall not be prohibited from communicating with the executive officers and directors of Seacoast in the Shareholder’s capacity as a shareholder of Seacoast, (C) seek to effect a change in control of Seacoast;
(v)   publicly announce the Shareholders’ willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that would constitute or could reasonably be expected to result in a Company Transaction or take any action that might require Seacoast to make a public announcement regarding any such Company Transaction;
(vi)   initiate, request, induce, or knowingly encourage any other person to initiate any proposal constituting or that would reasonably be expected to result in a Company Transaction Proposal, or otherwise knowingly provide assistance to any person who has made or is planning, or enter into discussions or negotiations with respect to, any proposal constituting or that would reasonably be expected to result in a Company Transaction Proposal;
(vii)   solicit proxies or written consents or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents, or otherwise become a “participant” in a “solicitation,” or assist any “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in opposition to any recommendation or proposal of Seacoast’s Board of Directors (the “Seacoast Board”), or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, knowingly encourage or knowingly influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Seacoast Common Stock, or execute any written consent in lieu of a meeting of the holders of the Seacoast Common Stock;
(viii)   initiate, propose, submit, encourage or otherwise solicit shareholders of Seacoast for the approval of one or more shareholder proposals or induce or attempt to induce any other person to initiate any shareholder proposal, or seek election to, or seek to place a representative or other affiliate of Shareholders on, the Seacoast Board, Seacoast Bank board, or any of their respective subsidiaries, or seek removal of any member of the Seacoast Board or any executive officers of Seacoast;
(ix)   except with the other parties to this Agreement, form, join in or in any other way (including by deposit of Seacoast’s capital stock), participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to Seacoast Common Stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Seacoast Common Stock;
(x)   publicly request, or induce or knowingly encourage any other person to request, that Seacoast amend or waive any of the provisions of this Agreement; and

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(xi)   advise, assist, knowingly encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement;
(xii)   (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Seacoast Board to a vote of Seacoast’s shareholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of shareholders in connection with), or make any statement in favor of, any proposal submitted to a vote of Seacoast’s shareholders that is opposed by the Seacoast Board;
(xiii)   vote for any proposal or any individual for election to the Seacoast Board, other than those proposals or nominations recommended or supported by the Seacoast Board;
(xiv)   except in connection with the enforcement of the Merger Agreement and the transactions contemplated thereby (including this Agreement), cooperate with, join with, finance or otherwise knowingly encourage any holder of Seacoast Common Stock who, to the knowledge of the Shareholder, acquired or holds shares of Seacoast Common Stock with an intention of changing or influencing control of Seacoast, to pursue any litigation (including any derivative litigation) against Seacoast or any of its respective officers and directors; provided, that this clause shall not preclude or in any way restrict the Shareholder from (A) electing to participate in any settlement or judgment resulting from a class action, or (B) submitting to witness interviews or providing testimony or documentary evidence, whether voluntarily or in response to a subpoena;
(xv)   have or seek to have any employee or representative of the Shareholder serve as an officer, agent, or employee of Seacoast, Seacoast Bank or any of their subsidiaries; and
(xvi)   dispose or threaten to dispose (explicitly or implicitly) of equity interests of Seacoast, Seacoast Bank or any of their subsidiaries in any manner as a condition or inducement of specific action or non-action by Seacoast, Seacoast Bank or any of their subsidiaries;
provided, that, (A) notwithstanding anything in the foregoing to the contrary, nothing in this Section 3(a) shall prohibit, restrict or otherwise prevent any Shareholder from taking any of the following actions: (1) initiating and/or engage in private discussions with, and submitting non-public, confidential proposals to, the Seacoast Board (or any committee or other designee thereof) or members of management of Seacoast (including any executive officer or designee thereof) with respect to any issue or topic involving the business or operations or Seacoast, (2) initiating and/or engaging in private discussions with and among the other Shareholders and other members of its Acting in Concert Group, including any of their respective advisers, with respect to any issue or topic involving the business or operations of Seacoast or (3) making any confidential request to Seacoast seeking an amendment or waiver of the provisions of this Agreement, in each case so long as such proposals or requests do not require public disclosure and the making of such proposal or request would not reasonably be expected to require Seacoast to make a public announcement of its receipt and (B) for the avoidance of doubt, the consummation of the transactions contemplated by the Merger Agreement and the Shareholders’ exercise of their rights or the performance of its obligations in accordance with any other documents in connection with the transactions contemplated by the Merger Agreement shall not be deemed violations of this Section 3(a).
(b)   Notwithstanding any other provision in this Agreement, Shareholder shall (i) not convert any shares of Seacoast Preferred Stock if giving effect to such conversion, an Acting in Concert Group beneficially would own more than 9.75% of the then-outstanding shares of Seacoast Common Stock or any other class of Seacoast Voting Stock, if any as determined pursuant to the Regulatory Control Standards and (ii) have the right (but not the obligation), in the event of any corporate action by Seacoast, including, without limitation, a stock repurchase or reverse stock split, that, giving effect to such action, would result in an Acting in Concert Group beneficially owning more than 9.75% of the then-outstanding shares of Seacoast Common Stock or any other class of Seacoast Voting Stock, if any, as determined pursuant to the Regulatory Control Standards, to exchange shares of Seacoast Common Stock for Seacoast Preferred Stock to the extent required to avoid such result.

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(c)   The Shareholders Group has reviewed and concluded, immediately before the Closing, and thereafter will review during the term of this Agreement on an annual basis (or more frequently as Seacoast may reasonably request), and provide written confirmation to Seacoast that, to the knowledge of each Shareholder after reasonable inquiry, an Acting in Concert Group beneficially owns no more than 9.75% of the then-outstanding shares of Seacoast Common Stock or any other class of Seacoast Voting Stock, if any, as determined pursuant to the Regulatory Control Standards.
(d)   During the term of this Agreement, each Shareholder agrees not to disparage Seacoast or any of its directors (including shareholders supported by Seacoast’s Board of Directors), officers or employees in any public or quasi-public forum, and Seacoast agrees not to disparage the Shareholders in any public or quasi-public forum; provided that, for the avoidance of doubt, the Shareholders, individually or collectively, may initiate and engage in private discussions with and among the other Shareholders and other members of its Acting in Concert Group, including any of their respective advisers, with respect to the business or operations of Seacoast.
4.   Registration Rights.
(a)   Shelf Registration and Underwritten Offerings.
(i)   Seacoast shall use its reasonable best efforts to file with the U.S. Securities and Exchange Commission (the “SEC”) within ninety (90) days of the Closing Date a registration statement on the applicable SEC form with respect to the resale from time to time, whether underwritten or otherwise, of the Registrable Securities by the Holders. Seacoast shall use its reasonable best efforts to promptly respond to all SEC comments related to such registration statement but in any event within two (2) weeks of the receipt thereof. The registration contemplated by this Section 4(a)(i) is referred to herein as the “Mandatory Registration.” The Mandatory Registration shall be filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect) (a “Shelf Registration”) to the extent permitted thereunder, and the filing of a prospectus supplement to a prospectus included as part of an effective Shelf Registration naming the Holders shall be deemed to satisfy Seacoast’s obligations with respect to the filing of the Mandatory Registration. So long as any such Shelf Registration is effective as required herein and in compliance with the Securities Act and is usable for resale of Registrable Securities, the Holders shall be entitled to demand takedowns to sell Registrable Securities from the Shelf Registration, including an underwriting or underwritten takedown contemplated by Section 4(a)(ii). In connection with any such takedown, Seacoast shall take all customary and reasonable actions that Seacoast would take in connection with a distribution of Registrable Securities (including, without limitation, all actions referred to in Section 4(d)) necessary to effectuate such sale in the manner reasonably determined by the Holders of at least a majority of the Registrable Securities to be included in such underwritten takedown. Seacoast shall use its reasonable best efforts to cause the registration statement or statements filed with respect to the resale of the Registrable Securities by the Holders remain continuously effective until such date (the “Shelf Termination Date”) that all Registrable Securities included in the registration statement shall have been sold or shall have otherwise ceased to be Registrable Securities. In the event the Mandatory Registration must be effected on Form S-1 or any similar long-form registration as Seacoast may elect or is required to use, such registration shall nonetheless be filed as a Shelf Registration and Seacoast shall use its reasonable best efforts to keep such registration current and continuously effective, including by filing periodic post-effective amendments to update the financial statements contained in such registration statement in accordance with Regulation S-X promulgated under the Securities Act until the Shelf Termination Date
(ii)   The Holders of at least a majority of the Registrable Securities shall be entitled to make one (1) written request to Seacoast in any calendar year to distribute Registrable Securities registered pursuant to the Mandatory Registration by means of an underwriting or underwritten takedown if the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $40,000,000, but (unless the Holders receive the prior written consent of Seacoast) would be no greater than ten percent (10%) of the then-outstanding market capitalization of Seacoast. In such event, the right of any Shareholder to

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include such Shareholder’s Registrable Securities in such underwriting or underwritten takedown shall be conditioned upon such Shareholder’s participation in such underwriting and the inclusion of such Shareholder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form (including a customary lock-up agreement) with the underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities; provided, that such selection shall be subject to the consent of Seacoast, which shall not be unreasonably withheld or delayed and further provided that no holder of Registrable Securities included in any underwritten registration or underwritten takedown pursuant to the Mandatory Registration shall be required to make any representations or warranties to Seacoast or the underwriters (other than representations and warranties regarding such holder, such holder’s title to the securities and such holder’s intended method of distribution) or, without the consent of the Shareholder, to undertake any indemnification obligations to Seacoast or the underwriters with respect thereto, except as otherwise provided in Section 4(g) below. In connection with any underwriting or underwritten takedown pursuant to this Section 4(a)(ii) Seacoast and the Holders participating therein shall consult in good faith with respect to the allocation to purchasers of the securities included in such underwriting or underwritten takedown with a view toward optimizing the execution of such underwriting or underwritten takedown.
Notwithstanding any other provision of this Section 4(a), if the managing underwriter advises the Shareholders that marketing factors require a limitation on the number of securities to be underwritten (including Registrable Securities), then Seacoast shall so advise the Holders of Registrable Securities which would otherwise be included in such underwritten registration or takedown off the registration statement, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such holders. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.
For the avoidance of doubt, nothing in this Section 4(a)(ii) (other than the lock-up provisions of any underwriting agreement) shall restrict the Holders’ respective abilities to sell Registrable Securities subject to the Mandatory Registration, or any other applicable Shelf Registration, in accordance with Section 3(a)(iii).
(iii)   Seacoast shall not be required to effect a registration pursuant to this Section 4(a) including any underwriting or underwritten takedown required pursuant to Section 4(a)(ii) above: (1) during the period starting with the date forty-five (45) days prior to Seacoast’s good faith estimate of the date of filing of, and ending on a date ninety (90) days after the effective date of or the date of a underwritten offering pursuant to, a Seacoast-initiated registration; or (2) if Seacoast shall furnish to the Holders requesting a registration statement pursuant to this Section 4(a), a certificate signed by the chief executive officer or chief financial officer of Seacoast certifying that the registration would reasonably be expected to materially adversely affect or materially impede, delay or interfere with any bona fide financing of Seacoast, any corporate reorganization, development or plan or any material transaction under consideration by Seacoast or would require disclosure of material information that has not been, and is not otherwise required to be, disclosed to the public, in which event Seacoast shall have the right to defer the filing of such registration statement for a period of not more than thirty (30) days after receipt of the request by the Holders; provided that such right to delay a request shall be exercised by Seacoast not more than once in any twelve (12)-month period.
(iv)   Seacoast may include in any registration pursuant to this Section 4(a) other securities for sale for its own account or for the account of any other person; provided that, if the managing underwriter for the offering shall determine that the number of shares proposed to be offered in such offering would be reasonably likely to adversely affect such offering, then the securities to be sold by the Holders shall be included in such registration before any securities proposed to be sold for the account of Seacoast or any other person.

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(b)   Piggyback Registrations.
(i)   Seacoast shall notify each Holder who holds Registrable Securities in writing at least ten (10) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of Seacoast (whether in connection with a public offering of securities by Seacoast, a public offering of securities by shareholders of Seacoast, or both, but excluding any registration by Seacoast: on Form S-4 or any successor form thereto (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto); on Form S-8 or any successor form thereto (or other registration solely relating to an offering or sale to employees or directors of Seacoast pursuant to any employee stock plan or other employee benefit arrangement); on a registration statement for a Shelf Registration; in connection with any dividend or distribution reinvestment or similar plan; or pursuant to Section 4(a)) and shall afford each such Holder an opportunity to include in such registration statement all or part of the Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within five (5) days after receipt of the above-described notice from Seacoast, so notify Seacoast in writing. Such notice shall state such Holder’s desire to include all or a part of the Registrable Securities held by such Holder in the registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by Seacoast, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by Seacoast with respect to offerings of its securities, all upon the terms and conditions set forth herein.
(ii)   If the registration statement under which Seacoast gives notice under this Section 4(b) is for an underwritten offering, Seacoast shall so advise in such notice the Holders who hold Registrable Securities. In such event, the right of any such Holder to be included in a registration pursuant to this Section 4(b) shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of the Registrable Securities such Holder desires to include in such registration in the underwriting. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by Seacoast.
Notwithstanding any other provision of this Agreement, if the managing underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten in a registration statement pursuant to this Section 4(b), the number of shares that may be included in such underwriting shall be allocated first to Seacoast; second, to all Holders who are entitled to participate and who have elected to participate in the offering pursuant to the terms of this Agreement, on a pro rata basis based upon the total number of shares held by each such participating Holder that are subject to piggyback registration rights pursuant hereto; and third, to any other shareholder of Seacoast on a pro rata basis.
If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to Seacoast and the managing underwriter, delivered at least ten (10) calendar days prior to the effective date of the registration statement or in the case of a registration statement on Form S-3 or similar short-form registration statement, by the close of business on the first business day after the public notice of an offering or if the offering is publicly announced at the beginning of a business day, 4:00 p.m. Eastern Time on such day.
(iii)   Seacoast shall have the right for any reason to terminate or withdraw any registration initiated by it under this Section 4(b) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by Seacoast in accordance with Section 4(c).
(iv)   Seacoast shall not grant to any other person the right to request Seacoast to register any shares of Seacoast Common Stock or Seacoast Preferred Stock in a piggyback registration unless such rights are consistent with the provisions hereof.
(c)   Expenses of Registration.   Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by

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Seacoast. The obligation of Seacoast to bear Registration Expenses shall apply irrespective of whether a registration, once properly demanded or requested, becomes effective or is withdrawn or suspended. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders of the securities so registered pro rata on the basis of the number of shares so registered. Notwithstanding the foregoing, Seacoast shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to this Section 4, the request of which has been subsequently withdrawn by the Holders unless (i) Seacoast has requested the Holders to withdraw such request or Seacoast and the Holders jointly determine that such request should be withdrawn, (ii) the withdrawal is based upon material adverse information concerning Seacoast that Seacoast had not publicly revealed at least forty-eight (48) hours prior to the request for registration or that Seacoast had not otherwise notified the Holders of at the time of such request for registration or (iii) the Holders of a majority of Registrable Securities, as the case may be, agree to forfeit their right to one requested underwriting or underwritten takedown pursuant to Section 4(a)(ii), as applicable, in which event such right shall be forfeited.
If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the Holder of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested and effected. If Seacoast is required to pay the Registration Expenses of a withdrawn offering pursuant to clause 4(c)(i) above, then the Holders shall not forfeit their rights pursuant to Section 4(a).
(d)   Obligations of Seacoast.   Whenever required to effect the registration of any Registrable Securities (including with respect to the Mandatory Registration), Seacoast shall, as expeditiously as practicable:
(i)   Prepare and file with the SEC a registration statement, and all amendments and supplements thereto and related prospectuses and issuer free writing prospectuses as may be necessary to comply with applicable securities laws with respect to such Registrable Securities and use all reasonable best efforts to cause such registration statement to become effective; provided that, before filing a registration statement or prospectus or any amendments or supplements thereto and issuer free writing prospectuses, Seacoast shall furnish to the counsel selected by the Holders of a majority of Registrable Securities covered by such registration statement copies of all such documents proposed to be filed and give such counsel a reasonable opportunity to review and comment on such documents before they are filed and the opportunity to object to any information pertaining to the Holders that is contained therein, and Seacoast shall make any changes reasonably requested by such counsel to such documents prior to filing, notify in writing each holder of the effectiveness of each registration statement filed hereunder.
(ii)   Furnish to the selling Holders such number of copies of a prospectus, including a preliminary prospectus, and each amendment and supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.
(iii)   Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that Seacoast shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdictions.
(iv)   Use its reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by Seacoast are then listed.
(v)   Use its reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement.
(vi)   In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

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(vii)   Promptly notify each Holder who holds Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and, at the request of the Holders of a majority of the Registrable Securities covered by such registration statement, Seacoast shall promptly prepare and furnish to each such Holder a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.
(viii)   Use its reasonable best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing Seacoast for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a “comfort” letter dated as of such date, from the independent registered public accountants of Seacoast, in form and substance as is customarily given by independent registered public accountants to underwriters in an underwritten public offering addressed to the underwriters.
(ix)   Make available for inspection by the Holders, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by the Holders or underwriter, financial and other records, pertinent corporate documents and instruments of Seacoast and other relevant information of Seacoast, as shall be reasonably necessary to enable them to exercise their due diligence responsibility.
(x)   Promptly notify each Holder who holds Registrable Securities covered by such registration statement in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or any order suspending or preventing the use of any related prospectus or suspending the qualification of any equity securities included in such registration statement for sale in any jurisdiction, and use its reasonable best efforts promptly to obtain the withdrawal of such order.
(xi)   Cooperate with the Holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or agent, if any, or such Holders may request.
(xii)   Cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority.
(xiii)   If requested by the underwriters, prepare and present to potential investors customary “road show” or marketing materials in a manner consistent with other new issuances of other securities similar to the Registrable Securities by well known seasoned issuers (as defined in Rule 405 promulgated under the Securities Act).
(e)   Suspension of Sales.   Upon receipt of written notice from Seacoast that a registration statement or prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (a “Misstatement”), each Holder who holds Registrable Securities shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of the supplemented or amended prospectus that corrects such Misstatement, or until such Holder is advised in writing by Seacoast that the use of the prospectus may be resumed,

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and, if so directed by Seacoast, such Holder shall deliver to Seacoast (at Seacoast’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. The total number of days that any such suspension may be in effect in any 180 day period shall not exceed forty-five (45) days.
(f)    Furnishing Information.   The selling Holders shall furnish to Seacoast such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably requested by Seacoast to effect the registration of their Registrable Securities.
(g)   Indemnification.   In the event any Registrable Securities are included in a registration statement under this Section 4:
(i)   To the extent permitted by law, Seacoast will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) or placement agent for such Holder and each person, if any, who controls such Holder, underwriter or placement agent within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, or the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto except for any information provided by or on behalf of any Holder, or underwriter or placement agent or for which any Holder or underwriter or placement agent was responsible, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, except for any omission or alleged omission in information provided by or on behalf of a Holder, underwriter or placement agent or for which any Holder, underwriter or placement agent was responsible or (iii) any violation or alleged violation by Seacoast of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and Seacoast will pay to each such Holder, underwriter, placement agent or controlling person, as accrued, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 4(g) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the prior written consent of Seacoast.
(ii)   To the extent permitted by law and provided that such Holder is not entitled to indemnification pursuant to Section 4(g)(i) above with respect to such matter, each selling Holder (severally and not jointly) will indemnify and hold harmless Seacoast, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls Seacoast within the meaning of the Securities Act or the Exchange Act, any underwriter, placement agent and any other Holder selling securities in such registration statement and any controlling person of any such underwriter, placement agent or other Holder, against any losses, claims, damages, or liabilities to which any of the foregoing persons may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any (A) untrue statement or alleged untrue statement of a material fact regarding such Holder and provided in writing by such Holder which is contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments, supplements or free writing prospectuses thereto or (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, in each case to the extent (and only to the extent) that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment, supplement or free writing prospectuses thereto, in reliance upon and in conformity with written information furnished by such Holder or its representatives expressly for use in connection with such registration statement; and each such Holder will pay Seacoast or such underwriter, placement

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agent, other Holder or controlling person, as accrued, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action as a result of such Holder’s untrue statement or omission; provided, however, that the indemnity agreement contained in this Section 4(g)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holders unless such settlement by the claimant releases the Holders from any further loss, claim, damage, liability or action arising from the matters giving rise to the claim or action; provided, that, (x) the indemnification obligations in this Section 4(g)(ii) shall be individual and several and not joint for each Holder and (y) in no event shall the aggregate of all indemnification payments by and Holder under this Section 4(g)(ii) exceed the net proceeds from the offering received by such Holder.
(iii)   Promptly after receipt by an indemnified party under this Section 4(g) of notice of the commencement of any claim or action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4(g), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses of such counsel to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 4(g), except to the extent such failure to give notice has a material adverse effect on the ability of the indemnifying party to defend such action.
(iv)   If the indemnification provided for in this Section 4(g) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder will be obligated to contribute pursuant to this Section 4(g)(iv) will be limited to an amount equal to the per share offering price (less any underwriting discount and commissions) multiplied by the number of shares sold by such Holder pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which such Holder has otherwise been required to pay in respect of such loss, liability, claim, damage, or expense or any substantially similar loss, liability, claim, damage, or expense arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution hereunder from any person who was not guilty of such fraudulent misrepresentation.
(v)   The obligations of Seacoast and the Holders under this Section 4(g) shall survive the completion of any offering of shares in a registration statement under this Section 4, and otherwise.
(h)   Rule 144 Reporting.   With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, Seacoast agrees to use its reasonable best efforts to:

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(i)   make and keep public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act (“Rule 144”) or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement;
(ii)   file with the SEC, in a timely manner, all reports and other documents required of Seacoast under the Exchange Act; and
(iii)   so long as a Holder owns any Registrable Securities, furnish to such Holder promptly upon request: a written statement by Seacoast as to its compliance with the reporting requirements of Rule 144 and of the Exchange Act; a copy of the most recent annual or quarterly report of Seacoast; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.
(i)   MNPI Opt-Out Request.
(i)   Notwithstanding anything to the contrary in this Agreement, each Shareholder may, at any time, elect to not receive any material non-public information with respect to Seacoast or any of Seacoast’s subsidiaries or securities that may otherwise be provided or required to be provided by Seacoast, including pursuant to Section 4 of this Agreement, by delivering to Seacoast a written statement signed by such Shareholder stating that such Shareholder does not want to receive such information (an “MNPI Opt-Out Request”), in which case Seacoast shall not, and shall not be required to, deliver any such information to such Shareholder. An MNPI Opt-Out Request with respect to a Shareholder shall remain in effect indefinitely unless a Shareholder who previously has delivered an MNPI Opt-Out Request to Seacoast revokes such request.
5.   Notice of Breach and Remedies.
The parties expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.
The Shareholders expressly agrees that he, she or it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by Seacoast unless and until Seacoast is given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If, after such thirty (30) business day period, Seacoast has not either reasonably cured such material breach or obtained relief in court, the Shareholders may terminate this Agreement by delivery of written notice to Seacoast.
Seacoast expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Shareholders unless and until the Shareholders are given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If, after such thirty (30) business day period, the Shareholders have not either reasonably cured such material breach or obtained relief in court, Seacoast may terminate this Agreement by delivery of written notice to the Shareholders.
6.   Term.
This Agreement shall be effective upon the execution of this Agreement and will remain in effect until such time that the Shareholders Group beneficially owns less than five percent (5%) of the shares of Seacoast Common Stock (including the Seacoast Common Stock into which the Seacoast Preferred Stock then held by the Shareholder Group is convertible) then outstanding for a period of one-hundred-and-twenty (120) consecutive calendar days; provided, however, that the provisions contained in Section 4 of this Agreement shall survive so long as there are, and shall automatically terminate when there are no longer, any Registrable Securities outstanding, except the provisions contained in Section 4(g) of this Agreement shall survive termination of this Agreement. Notwithstanding the foregoing, any Permitted Transferee that is a charitable organization that is not controlled by the transferring Shareholder or one or more affiliates or relatives may elect to terminate this Agreement as to that Permitted Transferee if such Permitted Transferee beneficially

A-F-12

owns less than one percent (1%) of the shares of Seacoast Common Stock then outstanding, and if such a Permitted Transferee so terminates this Agreement, such Permitted Transferee shall not be included in the Acting in Concert Group, and any transferee or assignee in a Permitted Sale or a Permitted Offering shall not be considered a “successor” or “assign” for purposes of Section 11 and shall have no obligation under this Agreement.
7.   Publicity.
The Shareholders acknowledge that Seacoast may be required to disclose the existence and terms of this Agreement pursuant to securities and banking laws. In addition, during the term of this Agreement, the Shareholders shall provide to Seacoast for Seacoast’s prior review and approval any disclosure proposed to be made by the Shareholders concerning this Agreement, which review and approval shall not be unreasonably delayed or withheld; provided that the Shareholders may make any disclosure which the Shareholders determine in good faith, based upon the advice of counsel, is required under applicable law.
8.   Notices.
All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by electronic transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:
Seacoast:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Email: Chuck.Shaffer@seacoastbank.com Attention: Charles M. Shaffer
Copy to Counsel (which shall not constitute notice):
Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Email: Randy.Moore@alston.com Attention: Randolph A. Moore III
Shareholders:	As set forth on Schedule I.
9.   Governing Law and Choice of Forum.
This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable principles of conflicts of Laws that would result in the application of the law of another jurisdiction.
10.   Severability.
If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall, to the fullest extent permitted by applicable law, remain in full force and effect and in no way be affected, impaired or invalidated thereby.
11.   Successors and Assigns.
Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of each other party. Subject to the preceding sentence, this

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Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.
12.   Amendments.
This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by all of the parties.
13.   Definitions.
Capitalized terms used, but not otherwise, defined in this Agreement shall have the meanings indicated in the Merger Agreement, unless the context otherwise requires. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:
(a)   The term “Acting in Concert Group” shall mean the Initial Holders, the Initial Holders’ Affiliates, and the Initial Holders’ Immediate Family.
(b)   Except in any instance by which the term may be used in the context of the Regulatory Control Standards, in which case those standards shall govern, the term “acquire” means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.
(c)   The term “affiliate” means, with respect to any person, a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such other person and includes any “affiliate” as such term is defined under the Regulatory Control Standards.
(d)   The term “beneficial owner” has the meaning ascribed to it in, and shall be determined in accordance with, Rule 13d-3 of the SEC’s Rules and Regulations under the Exchange Act.
(e)   The term “change in control” means circumstances under which: (i) any person or group becomes the beneficial owner of shares of capital stock of Seacoast representing fifty percent (50%) or more of the total number of votes that may be cast for the election of the Board of Directors of Seacoast or (ii) the persons who were directors of Seacoast cease to be a majority of the Board of Directors, in connection with any tender or exchange offer (other than an offer by Seacoast), merger or other business combination, sale of assets or contested election, or combination of the foregoing.
(f)   Except in any instance by which the term may be used in the context of the Regulatory Control Standards, in which case those standards shall govern, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.
(g)   The term “group” has the meaning as defined in Rule 13d-3 of the Exchange Act.
(h)   The term “Hedging Transaction” means any short sale (whether or not against the box) and any sale or grant of any put option or with respect to Seacoast Common Stock but shall not include a broad-based market basket or index, including the Nasdaq Bank Index and the KBW Nasdaq Regional Banking Index (or any successor index), that includes, relates to or derives a portion of its value from Seacoast Common Stock) that is conducted by the Shareholders from the Effective Time and through the date this Agreement terminates in accordance with Section 6 hereto.
(i)    The term “Holder” means the Shareholders and any transferee thereof, which holds of record which holds, from time to time, Registrable Securities.
(j)   The term “Immediate Family” includes a person’s father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, the spouse of any of the foregoing, and the person’s spouse.
(k)   The term “Monthly Limit” means, as to the Shareholders, collectively as a group, seven hundred and fifty thousand (750,000) shares of Seacoast Common Stock per calendar month.

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(l)    The term “person” means an individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of Seacoast.
(m)   The term “Registrable Securities” means, with respect to each Shareholder, (a) any shares of Seacoast Common Stock or Seacoast Preferred Stock (together, the “Shares”) received as merger consideration pursuant to the Merger Agreement; (b) any other Seacoast Common Stock or Seacoast Preferred Stock held by the Shareholders and purchased from Seacoast directly or through an underwriter or placement agents; and (c) any securities issued as (or issuable upon the conversion or exercise of any warrant, right, preferred stock or other security which is issued after the date of this Agreement as) a dividend, stock split or other distribution or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization with respect to, or in exchange for or in replacement of, the Seacoast Common Stock and Seacoast Preferred Stock held by the Shareholders, provided that Seacoast Common Stock or Seacoast Preferred Stock held by a Holder who holds less than five percent (5%) of the aggregate amount Seacoast Common Stock or Seacoast Preferred Stock then outstanding shall not be Registrable Securities if such Registrable Securities are eligible for Sale pursuant to Rule 144 without restriction (including with respect to manner of sale and volume limitations).
(n)   The term “Regulatory Control Standards” shall mean the applicable provisions of Regulation Y of the Board of Governors of the Federal Reserve System, set forth at 12 C.F.R. Part 225, including any interpretations thereof published by the Board of Governors of the Federal Reserve System.
(o)   The term “Registration Expenses” means all fees and expenses incurred by Seacoast relating to any registration, qualification or compliance pursuant to this Agreement (including any Mandatory Registration or Shelf Registration), including, without limitation, all registration and filing fees, exchange listing fees, transfer agent’s and registrar’s fees, cost of distributing prospectuses in preliminary and final form as well as any supplements thereto, printing expenses, fees and disbursements of counsel for Seacoast, blue sky fees and expenses, Financial Industry Regulatory Authority fees, expenses of Seacoast’s independent accountants, and fees and expenses of underwriters (excluding discounts and commissions) and any other persons retained by Seacoast, but shall not include Selling Expenses and the compensation of regular employees of Seacoast, which shall be paid in any event by Seacoast. Notwithstanding the foregoing, Registration Expenses shall include the reasonable, documented, fees and expenses of one counsel chosen by the holders of a majority of the Registrable Securities covered by such registration for such counsel rendering services customarily performed by counsel for selling stockholders that are submitted to Seacoast in writing.
(p)   The term “Securities Act” means the Securities Act of 1933, as amended, or similar federal statute successor thereto, and the rules and regulations of the Commission promulgated thereunder, as they each may, from time to time, be in effect.
(q)   The term “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of counsel included in Registration Expenses).
(r)   The term “Shareholders” means all persons set forth on Exhibit A.
(s)   The term “transfer” means, directly or indirectly, to sell, gift, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Seacoast Common Stock or any interest in any Seacoast Common Stock; provided, however, that a merger or consolidation in which Seacoast or any of its subsidiaries is a constituent corporation shall not be deemed to be the transfer of any common stock beneficially owned by the

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Shareholders. The term “transfer” shall not include a transfer of record (but not beneficial) ownership to transfer shares of Seacoast Common Stock into “street name” as part of a customary custody arrangement.
(t)   The term “vote” means to vote in person or by proxy, or to give or authorize the giving of any consent as a shareholder on any matter.
(u)   The term “voting rights” means those rights that would make the security a “voting security” as such term is defined in 12 C.F.R. 225.2(q) or any successor provision.
14.   Termination.
This Agreement shall cease, terminate and have no further force and effect upon the expiration of the term as set forth in Section 6, unless earlier terminated pursuant to Section 5 or Section 6 hereof or by mutual written agreement of the parties.
15.   Counterparts; Facsimile.
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.
16.   Duty to Execute.
Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.
[Remainder of this page intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned and is effective as of the day and year first above written.
SEACOAST BANKING CORPORATION OF FLORIDA
By:
/s/ Charles M. Shaffer

Charles M. Shaffer
Chairman and Chief Executive Officer

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SHAREHOLDERS
/s/ JENNIFER MORSE PARR

JENNIFER MORSE PARR
/s/ TRACY MORSE DADEO

TRACY MORSE DADEO
/s/ MARK MORSE

MARK MORSE

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Schedule I
Notice Information
Jennifer Morse Parr	The address on file with Seacoast.
Tracy Morse Dadeo	The address on file with Seacoast.
Mark Morse	The address on file with Seacoast.

EXHIBIT A
SHAREHOLDERS
Jennifer Morse Parr
Tracy Morse Dadeo
Mark Morse

EXHIBIT B
SHAREHOLDERS’ HOLDINGS
Holdings of VBI Common Stock as of immediately prior to the Closing:
VBI Common Stock
Jennifer Morse Parr
Tracy Morse Dadeo
Mark Morse
Holdings of Seacoast Common Stock and Seacoast Preferred Stock as of the Closing Date:
	Seacoast Common Stock	Seacoast Preferred Stock
Jennifer Morse Parr
Tracy Morse Dadeo
Mark Morse

EXHIBIT C
CERTIFICATE OF DESIGNATIONS

EXHIBIT G
EXECUTION
DEVELOPER SUPPORT AGREEMENT
BY AND AMONG
THE VILLAGES OPERATING COMPANY,
THE VILLAGES DEVELOPMENT OPERATING COMPANY, LLC,
SEACOAST NATIONAL BANK
AND,
solely for the limited purposes expressly set forth in Section 5 of this Agreement,
THE VILLAGES LAND HOLDING COMPANY, LLC
HOLDING COMPANY OF THE VILLAGES, INC.
THE VILLAGES DEVELOPMENT HOLDING COMPANY, LLC

Page
1. Definitions	A-G-1
2. Future Development Zones	A-G-4
3. Restricted Activities	A-G-4
4. Recordation	A-G-5
5. Operating Depository Accounts	A-G-5
6. Regulatory Compliance	A-G-5
7. Term and Termination	A-G-5
8. Effect of Termination and Surrender	A-G-7
9. Confidentiality, Press Releases and Media Relations	A-G-8
10. Representations, Warranties and Covenants	A-G-8
11. General Provisions	A-G-10

A-G-i

DEVELOPER SUPPORT AGREEMENT
This DEVELOPER SUPPORT AGREEMENT is entered into on May 29, 2025 (the “Signing Date”), by and among The Villages Operating Company, a Florida corporation (“VOC”), and The Villages Development Operating Company, LLC, a Florida limited liability company (“VDOC”) (VOC and VDOC are referred to herein collectively as “The Villages”), Seacoast National Bank, a national banking association (“SNB”) and, solely for the limited purposes expressly set forth in Sections 5 and 9 of this Agreement, The Villages Land Holding Company, LLC, a Florida limited liability company (“VLH”), The Holding Company of the Villages, Inc., a Florida corporation (“HCV”), and The Villages Development Holding Company, LLC, a Florida limited liability company (“VDH”).
RECITALS
WHEREAS, on May 29, 2025, Seacoast Banking Corporation of Florida, a Florida corporation (“SBC”), SNB, Villages Bancorporation, Inc., a Florida corporation and an Affiliate of The Villages (“VBI”), and Citizens First Bank, a Florida state-chartered bank and wholly-owned subsidiary of VBI (the “Bank”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) (capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement);
WHEREAS, on the Closing Date, VBI will be acquired by SBC pursuant to the merger of VBI with and into SBC and the merger of the Bank with and into SNB, in each case pursuant to the terms of the Merger Agreement; and
WHEREAS, in connection with the Merger Agreement, and concurrently with the execution thereof, the Parties desire to enter into this Agreement, to be effective as of the Closing.
NOW, THEREFORE, subject to the occurrence of the Closing, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.   Definitions.   The following terms shall have the meanings set forth below:
1.1   “Affected Party” has the meaning set forth in Section 9.2.
1.2   “Affiliate” or “Affiliates” means, with respect to any Person, any Person directly or indirectly Controlling, Controlled by or under common Control with such Person.
1.3   “Agreement” means this Developer Support Agreement, as may be amended from time to time.
1.4   “Bank” has the meaning set forth in the Recitals.
1.5   “Bank Branch” means an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, but excluding any establishment intended to primarily offer wealth management and/or brokerage services.
1.6   “Bankruptcy Event” has the meaning set forth in Section 7.2(d).
1.7   “Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York, New York or in the Covered Geography.
1.8   “SNB Change of Control” means, (a) any merger, consolidation or similar transaction involving SNB in which SNB is not the surviving entity or becomes a subsidiary of another entity, (b) a sale of all or substantially all of the assets of SNB or (c) or any transaction or series of related transactions in which any Person becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the equity interests of SNB.
1.9   “Closing” has the meaning set forth in the Merger Agreement.
1.10   “Confidential Information” has the meaning set forth in Section 9.1.

1.11   “Control,” “Controlling” or “Controlled by” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person through the ownership of voting securities or ownership interests, by contract or otherwise.
1.12   “Covered Geography” means the tracts and parcels in the counties of Lake, Sumter, and Marion in the State of Florida comprising the community generally known as “The Villages,” as it may be expanded in a contiguous manner (and, for the avoidance of doubt, within Central Florida) from time-to-time.
1.13   “CPI Index” means the Consumer Price Index for All Urban Consumers, U.S. City Average, All Items published by the Bureau of Labor Statistics of the United States Department of Labor (base year 1982-1984=100), or any successor index thereto. If publication of the Consumer Price Index is discontinued, or if the basis of calculating the Consumer Price Index is materially changed, then the Parties shall reasonably agree upon a substitute for the Consumer Price Index comparable statistics as computed by an agency of the United States Government or, if none, by a substantial and responsible periodical or publication of recognized authority most closely approximating the result which would have been achieved by the Consumer Price Index.
1.14   “Development Plan” means a map and accompanying descriptive text setting forth the commercial developments (including the number and proposed locations thereof) to be constructed as part of a New Town Center or New Shopping Center, as applicable, which shall comply with all applicable local land regulations in all material respects and which shall include the roads (and location thereof) to be constructed in such New Town Center or New Shopping Center and any preliminary design plans then prepared by The Villages or its Affiliates. The Development Plan shall set forth the location at which a Bank Branch is proposed to be located, which shall, for the avoidance of doubt, be an outparcel site with road frontage.
1.15   “Development Plan Delivery Date” has the meaning set forth in Section 2.1.
1.16   “Disclosing Party” has the meaning set forth in Section 9.2.
1.17   “Effect” means any change, effect, event, occurrence or development.
1.18   “Effective Date” has the meaning set forth in Section 7.1.
1.19   “Existing Town Centers” means, collectively, the town centers with the Covered Geography known as Spanish Springs, Lake Sumter Landing, Brownwood, Middleton, and Eastport.
1.20   “Form Ground Lease” means the form of ground lease as agreed between The Villages and VBI (or its subsidiaries) attached hereto as Exhibit A.
1.21   “Future Bank Branch” means an SNB Bank Branch that is located within the Covered Geography and has not been acting as a Bank Branch prior to Closing.
1.22   “Future Bank Branch Ground Lease” has the meaning set forth in Section 2.2.
1.23   “Future Development” means the New Town Center or New Shopping Center, as applicable, that is the subject of a Development Plan.
1.24   “Governmental Entity” means any federal, national, state, foreign, provincial, territorial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof, in each case, that is not formed by and Controlled by The Villages or its Affiliates.
1.25   “HCV” has the meaning set forth in the Preamble.
1.26   “Laws” means any common law, treaty, law, rule, statute, code, regulation, treatise, directive, judgment, injunction, order, ordinance, decree, resolution, promulgation, guidance or other restriction

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of or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law, in each case, enacted, promulgated, issued or put into effect by any Governmental Entity.
1.27   “Lease” means, with respect to any real property, all legally binding written agreements in the nature of space leases, subleases, lettings, licenses, franchises, concessions or occupancy agreements, all other instruments or agreements with or given by tenants, subtenants, licensees, franchisees, concessionaires or occupants and all amendments, modifications, supplements, guaranties, additions, extensions, renewals and side letters of or to any of the foregoing, affecting such real property. For the avoidance of doubt, Leases include Ground Leases.
1.28   “Lease Negotiation Period” has the meaning set forth in Section 2.2.
1.29   “Merger Agreement” has the meaning set forth in the Recitals.
1.30   “New Shopping Center” has the meaning set forth in Section 2.1.
1.31   “New Town Center” has the meaning set forth in Section 2.1.
1.32   “Parties” means The Villages, SBC and, solely for the limited purposes expressly set forth in Section 5 of this Agreement, The Villages Land Holding Company, LLC.
1.33   “Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof or other entity.
1.34   “Priority Period” means the period from the Effective Date until the ten (10)-year anniversary of the Closing.
1.35   “SBC” has the meaning set forth in the Recitals.
1.36   “Semi-Annual Certification” has the meaning set forth in Section 6.
1.37   “Service Level Decline” has the meaning set forth in Section 7.2(f).
1.38   “Shopping Center Development Plan” means a Development Plan for a New Shopping Center.
1.39   “Signing Date” has the meaning set forth in the Preamble.
1.40   “SNB” has the meaning set forth in the Preamble.
1.41   “SNB Bank Branch” means any Bank Branch which is or was at any time after the Effective Date owned or operated by SNB or its Affiliates within the Covered Geography, excluding, for the avoidance of doubt, any SNB Existing Bank Branch.
1.42   “SNB Existing Bank Branch” means any Bank Branch operated, owned or leased by SNB or its Affiliates within the Covered Geography prior to the Closing.
1.43   “SNB Material Adverse Effect” has the meaning set forth in Section 10.2(b)(2).
1.44   “Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or Controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity. For the avoidance of doubt, VBI is a Subsidiary of SBC as of the Closing.

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1.45   “Successor” means any Person who acquires by purchase, divestiture, merger or otherwise all or substantially all of the stock, assets or business of another Person.
1.46   “Term” has the meaning set forth in Section 7.1.
1.47   “The Villages” has the meaning set forth in the Preamble.
1.48   “The Villages Material Adverse Effect” has the meaning set forth in Section 10.1(b)(2).
1.49   “Town Center Development Plan” means a Development Plan for a New Town Center.
1.50   “Town Center Restricted Period” has the meaning set forth in Section 3.2.
1.51   “VDH” has the meaning set forth in the Preamble.
1.52   “VDOC” has the meaning set forth in the Preamble.
1.53   “VLH” has the meaning set forth in the Preamble.
1.54   “VOC” has the meaning set forth in the Preamble.
2.   Future Development Zones.
2.1   During the Priority Period, (a) prior to or promptly following the finalization by The Villages of a development plan for any proposed newly constructed commercial center within the Covered Geography that is generally consistent in size and design to the Existing Town Centers (a “New Town Center”), The Villages will deliver to SNB a copy of the applicable Town Center Development Plan and (b) prior to or promptly following The Villages’ entry into a lease with the anchor tenant for a proposed newly constructed grocery-anchored shopping center with outparcels within the Covered Geography (a “New Shopping Center”), The Villages will deliver to SNB a copy of the applicable Shopping Center Development Plan. In each case, the date of delivery of the applicable Development Plan is referred to as the “Development Plan Delivery Date.”
2.2   During the ninety (90)-day period beginning on a Development Plan Delivery Date (the “Lease Negotiation Period”), SNB and The Villages shall negotiate in good faith a ground lease for a Future Bank Branch (a “Future Bank Branch Ground Lease”) for an outparcel site with road frontage at a location designated by The Villages in the applicable Development Plan.
2.3   Each Future Bank Branch Ground Lease shall have the terms substantially similar to the Form Ground Lease and all other terms of each Future Bank Branch Ground Lease shall be subject to the mutual agreement of The Villages and SNB; provided that, notwithstanding anything in the Form Ground Lease, the terms of each Future Bank Branch Ground Lease shall include triple net, base rent of $100,000 per acre as of the Effective Date (which shall be increased proportionately with any change in the CPI Index since the Effective Date, provided such increases shall not exceed four percent (4%) per annum).
2.4   Subject to Section 3.2, if SNB fails to enter into a Future Bank Branch Ground Lease with The Villages within the applicable Lease Negotiation Period, then notwithstanding anything to the contrary herein, The Villages shall not be bound to any prohibitions or restrictions in favor of SNB as they pertain specifically to the applicable New Town Center or New Shopping Center. In addition, notwithstanding to the contrary herein, including Section 3.2, if SNB ceases operations with the public from any Bank Branch (including any SNB Existing Bank Branch) in an existing commercial center within the Covered Geography and such cessation of operations is not permitted under the terms of the Lease of the applicable Bank Branch, then The Villages shall not be bound to any prohibitions or restrictions in favor of SNB as they pertain specifically to such commercial center.
3.   Restricted Activities.
3.1   The Villages and its Affiliates shall be prohibited from entering into a Lease, selling or otherwise making available space that is intended to be primarily operated as a Bank Branch in a New Shopping Center to any Person other than SNB or its Affiliates: (i) during the Lease Negotiation Period

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with respect to such New Shopping Center and (ii) with respect to the New Shopping Centers in which SNB has entered into a Future Bank Branch Ground Lease, for one (1) year following the date of the execution of such Future Bank Branch Ground Lease. For the avoidance of doubt, nothing in the foregoing shall prohibit SNB and The Villages from negotiating additional Leases in a Future Development in addition to the applicable Future Bank Branch Ground Lease.
3.2   During the Term of this Agreement, as same may be extended pursuant to Section 7.3 (the “Town Center Restricted Period”), The Villages and its Affiliates shall not enter into a Lease, sell, or otherwise make available space that is intended to be primarily operated as a Bank Branch in any commercial center within the Covered Geography (including any New Town Center).
3.3   For the avoidance of doubt, the restrictions set forth in Section 3.1 and Section 3.2 shall not apply to any Lease, sale or other arrangement entered into prior to the Effective Date, including, in the case of Leases, any renewals or extensions thereof entered into during the Town Center Restricted Period.
4.   Recordation.
4.1   The obligations of The Villages set forth herein shall not be recorded in any public real estate records (including by or at the direction of SNB or its Affiliates); provided, however, that in all events SNB shall have the right to make any filings or other disclosures regarding this Agreement and/or the terms hereof that are required under applicable Laws.
5.   Operating Depository Accounts.
5.1   From the Effective Date until the three (3)-year anniversary of the Effective Date, unless otherwise consented to in writing by SNB in its sole discretion: (i) HCV, VLH and VDH shall each maintain with SNB or its Affiliates their respective primary depositary accounts and banking relationships consistent with past practice ; and (ii) and VDOC and SNB each agree that certain sweep repurchase agreements having a value of approximately Ninety-Five Million Dollars ($95,000,000) as of the date of this Agreement will reprice to a market rate of the effective Federal Funds Rate, less 200 basis points.
6.   Regulatory Compliance.
6.1   Semiannually, beginning on the date that is six (6) months following the Closing Date (and on each six (6)-month anniversary thereafter), SNB shall deliver to The Villages a certificate signed on behalf of SNB by a duly authorized officer of SNB certifying that SNB has been and remains (i) in compliance with all applicable banking regulations in all material respects and (ii) “well capitalized” (in accordance with the Federal Deposit Insurance Corporation’s applicable rules and regulations as promulgated from time to time) (each, a “Semi-Annual Certification”). Notwithstanding anything to the contrary in this Section 6.1 or any other provision of this Agreement, neither SNB nor its Affiliates shall make (or be obligated to make) any disclosure, representation or warranty (or take any other action) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. §  261.2(b) and as identified in 12 C.F.R. §  309.5(g)(8) and 12 C.F.R. §  4.32(b)) of a Governmental Entity to the extent prohibited by applicable law.
7.   Term and Termination.
7.1   The term of this Agreement (the “Term”) shall commence as of the Closing Date (the “Effective Date”) and shall terminate and expire on the tenth (10th) anniversary of Effective Date (the “Expiration Date”), as such Expiration Date may be extended pursuant to the terms of Section 7.3, unless earlier terminated in accordance with the terms of Section 7.2. If the Closing does not occur and the Merger Agreement is terminated in accordance with its terms, this Agreement shall be void and of no effect.
7.2   Subject to Section 7.3, this Agreement may be terminated only as follows:
(a)   by mutual written agreement of The Villages and SNB;

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(b)   by The Villages, if SNB shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement which breach, inaccuracy or failure to perform is either (i) not curable on or prior to the date set forth in Section 7.3, or (ii) is not cured by the date that is thirty (30) days following written notice from The Villages to SNB of such breach; provided that if such breach, inaccuracy or failure cannot reasonably be cured within such thirty (30) day period, SNB shall have a reasonable period of time, not to exceed an additional ninety (90) days, to effect such cure so long as SNB commences such cure with the initial thirty (30) day period and diligently pursues same to completion;
(c)   by SNB, if The Villages shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform is either (i) not curable on or prior to the date set forth in Section 7.3, or is (ii) not cured by the date that is thirty (30) days following written notice from SNB to The Villages of such breach; provided that if such breach, inaccuracy or failure cannot reasonably be cured within such thirty (30) day period, The Villages shall have a reasonable period of time, not to exceed an additional ninety (90) days, to effect such cure so long as The Villages commences such cure with the initial thirty (30) day period and diligently pursues same to completion;
(d)   subject to applicable Law, by either Party upon the occurrence of a Bankruptcy Event of the other Party. “Bankruptcy Event” shall mean, each as provided for under any provisions of federal or state bankruptcy Law: with respect to either Party, if such Party (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Party or of all or any substantial part of its properties or assets, or (vii) if one hundred twenty (120) days after the commencement of any proceeding against the Party seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within one hundred twenty (120) days after the appointment without such Party’s consent or acquiescence of a trustee, receiver or liquidator of such Party or of all or any substantial part of its properties or assets, the appointment is not vacated or stayed, or within one hundred twenty (120) days after the expiration of any such stay, the appointment is not vacated;
(e)   by The Villages, if the BauerFinancial star rating for SNB, or any successor of SNB (by merger or otherwise), falls below three-and-a-half (3.5) stars; provided (i) that, if BauerFinancial ceases to publish ratings for U.S. banking institutions in substantially similar form as on the date hereof, The Villages and SNB shall mutually agree on a replacement rating and termination threshold in good faith (the foregoing BauerFinancial star rating or applicable replacement rating system and termination threshold are referred to herein as the “Financial Rating Threshold”; and (ii) any failure by SNB or any successor of SNB to satisfy the Financial Rating Threshold shall in no event be deemed a default or breach by SNB under this Agreement, and the foregoing right of termination and right to cause the then existing Term of this Agreement to expire pursuant to the express terms of Section 7.3 shall be The Villages’ sole and exclusive remedies in connection with any such failure.
(f)     from the fifth (5th) anniversary of the Effective Date through the termination of the Agreement, by The Villages, if The Villages determines, in good faith, that there has been a significant decline in the satisfaction of SNB’s customers or in the quality of retail banking services provided by SNB, in each case, within the Covered Geography, or there has been any material reputational harm to The Villages or any of its properties as a result of such declines (a “Service-Level Decline”), and the circumstances that gave rise to the Service Level Decline are either not curable on or prior to the date set forth in Section 7.3 or is not cured by the date that is ninety (90) days following written notice from The Villages to SNB of such Service Level Decline; provided that in no event shall a Service-Level Decline be deemed a default or breach by SNB under this

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Agreement, and the foregoing right of termination and right to cause the then existing Term of this Agreement to expire pursuant to the express terms of Section 7.3 shall be The Villages’ sole and exclusive remedies in connection therewith; and
(g)    from the fifth (5th) anniversary of the Effective Date through the remaining term of the Agreement, by The Villages, in the event of an SNB Change of Control; provided that (i) in no event shall an SNB Change in Control be deemed a default or breach by SNB under this Agreement, and the foregoing right of termination shall be The Villages’ sole and exclusive remedy in connection therewith, and (ii) this clause (g) shall be of no force or effect with regard to any SNB Change in Control that occurs prior to the fifth (5th) anniversary of the Effective Date.
7.3   Extension of Term.   Subject to the terms of Section 7.2, the Expiration Date of the Term shall be automatically extended for two (2) consecutive five (5) year periods (each an “Extension Period”); provided, however, that (i) if The Villages notifies SNB no earlier than one (1) year and no later than six (6) months prior to the then current Expiration Date that, as of the date of such notice (A) SNB is not in compliance with the Semi-Annual Certification requirements set forth in Section 6.1, (B) SNB does not satisfy the Financial Rating Threshold, and/or (C) there is an uncured Service Level Decline; and (ii) SNB fails to cure all deficiencies contained in The Villages’ notice within ninety (90) days of receipt thereof; then (iii) then extension of the Expiration Date by the applicable Extension Period shall be void and no force and effect and this Agreement shall terminate on the then current Expiration Date. If the Expiration Date is extended by an Extension Period in accordance with this Section 7.3, all references in this Agreement to the “Expiration Date” and the “Term” shall mean the Expiration Date and Term as extended by such Extension Period.
8.   Effect of Termination and Surrender.
8.1   Effect of Termination.   Subject to Section 9, upon valid termination of this Agreement in accordance with Section 7, each Party shall (i) cease the use of the other Party’s non-public, Confidential Information to which it has no rights following termination under this Agreement or any other agreement, (ii) promptly return to the other Party, or, if such other Party gives written permission, promptly destroy, all such Confidential Information of the other Party, and (iii) promptly return to the other Party, or, if such other Party gives written permission, promptly destroy such portions of any documents, notes, summaries, analysis, memoranda and other writings whatsoever (including copies, extracts or other reproductions) prepared by a Party that contain the Confidential Information. Each Party shall complete such return or destruction as promptly as commercially possible, but in no event later than fifteen (15) days from the date of the termination of this Agreement. Promptly after the date that a Party returns or destroys all such information, such Party shall provide written confirmation to the other Party that the return or destruction of the information has been completed and that neither such Party nor any subcontractor or agent thereof retains any such information in any form. Notwithstanding the foregoing, a Party may retain Confidential Information (i) to the extent required by applicable Law and (ii) to the extent that it is automatically “backed-up” on its or their (as the case may be) systems or servers in the ordinary course of operation, is not available to or accessed by an end user (other than IT or compliance employees) and cannot be expunged without considerable effort; provided that notwithstanding anything to the contrary herein, and notwithstanding the termination or expiration of this Agreement, such Confidential Information shall remain subject to the terms of this Agreement applicable to Confidential Information for the earlier of (A) three (3) years from the valid termination of this Agreement or (B) the date such information no longer constitutes Confidential Information.
8.2   Cooperation.   Each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate with the other Party in connection with the foregoing provisions of this Section 8.
8.3   Survival.   The rights and obligations of the Parties set forth in Sections 8, 9 and 11 and any right, obligation or required performance of the Parties which, by its express terms or nature and context is intended to survive termination of this Agreement, shall survive any such termination.
8.4   No Further Rights and Obligations.   Other than the rights and obligations of the Parties set forth in this Section 8, Section 9 and such obligations as may survive pursuant to the express provisions

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of this Agreement, upon termination of this Agreement, each of SNB and The Villages shall have no further rights, duties or obligations under this Agreement.
9.   Confidentiality, Press Releases and Media Relations.
9.1   Each Party agrees not to disclose or permit the disclosure of any of the terms of this Agreement or of any other confidential, non-public or proprietary information relating to the other Party, its direct or indirect equityholders or any of its businesses in connection with this Agreement or any Future Bank Branch Ground Lease (collectively, “Confidential Information”); provided that such disclosure may be made (a) to any Person who is an officer, director or employee of such Party or its Affiliates, or counsel to, accountants of, or a consultant to such Party or its Affiliates solely for their use in representing such Party in connection herewith and on a need-to-know basis; provided that such Persons are notified of the Party’s confidentiality obligations hereunder, (b) with the prior consent of the other Party, (c) subject to Section 9.2, pursuant to a subpoena or order issued by a Governmental Entity, (d) to any Governmental Entity pursuant to Laws as reasonably determined by such Party or (e) in connection with any legal action or claim filed by either Party to enforce the terms and conditions of this Agreement in accordance with the terms of Section 11.3. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in no event shall any filings or disclosure required to be made by SNB or its Affiliates with the Securities and Exchange Commission or any other banking regulatory agency pursuant to applicable Laws be deemed Confidential Information under this Agreement or otherwise subject to the terms of this Section 9.
9.2   If any Party (the “Disclosing Party”) is requested or required in accordance with Law (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands, or similar processes of any Governmental Entity, court, regulatory body or stock exchange) to disclose or produce any Confidential Information furnished in the course of this Agreement or any Future Bank Branch Ground Lease, the Disclosing Party will provide the other Party (the “Affected Party”) with prompt written notice thereof and copies, if possible, and, if not, a description, of the Confidential Information requested or required to be produced so that the Affected Party may seek an appropriate protective order or order or waive compliance with the provisions of this Section 9.2. Each Party further agrees that, if in the absence of a protective order or the receipt of a waiver hereunder a Disclosing Party is nonetheless, in the written opinion of its legal counsel: (a) compelled to disclose or produce Confidential Information to any tribunal in accordance with Law; and (b) at risk of liability for any actions relating to contempt or for any censure or penalty, such Disclosing Party may disclose or produce only such portion of that Confidential Information as is required to such tribunal legally authorized to request and entitled to receive such Confidential Information without liability hereunder; provided, however, that the Disclosing Party shall give the Affected Party written notice of the Confidential Information to be so disclosed or produced as far in advance of its disclosure or production as is practicable and shall use its reasonable best efforts to obtain, to the greatest extent practicable, an order or other reliable assurance that confidential treatment will be accorded to such Confidential Information so required to be disclosed or produced.
9.3   Except as otherwise required by applicable Law or the rules or regulations of any stock exchange, the right to make, timing and content of any public announcements and press releases relating to this Agreement or the relationship contemplated herein (including any response to any inquiry from the press or media soliciting information about the Parties’ relationship) by or on behalf of any Party shall be subject to the mutual approval of The Villages and SNB (which consent shall not be unreasonably withheld, conditioned or delayed in either case).
10.   Representations and Warranties.
10.1   Representations and Warranties of The Villages.   The Villages represents and warrants to SNB that as of the Signing Date and as of the Effective Date:
(a)   Organization; Authority.   The Villages Operating Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Florida, with requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and assets as they are now being owned, leased and

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operated and to conduct its business in all material respects as currently conducted. The Villages Development Operating Company LLC is validly existing as a limited liability company in good standing under the laws of the State of Florida, with requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and assets as they are now being owned, leased and operated and to conduct its business in all material respects as currently conducted.
(b)   Authorization; Enforceability.
(1)   The Villages has the corporate or analogous power and authority to execute and deliver this Agreement and any Future Bank Branch Ground Lease to which it is a party, to consummate the transactions contemplated hereby and thereby, and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by The Villages of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or analogous action on its part and no further approval or authorization is required on its part. This Agreement, assuming the due authorization, execution and delivery by the other parties hereto, is (or when executed will be) valid and binding obligations of The Villages, enforceable against The Villages in accordance with its terms.
(2)   This Agreement has been duly executed and delivered by The Villages. The execution, delivery and performance by The Villages of this Agreement and the consummation of the transactions contemplated hereby, and compliance by it with any of the provisions hereof, will not (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or require consent or approval under, or result in the acceleration of any right or obligation under, or the loss of any benefit under, or accelerate the performance required by, or result in a right of termination, acceleration, modification or cancellation of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of its properties or assets under any of the terms, conditions or provisions of (x) its organizational documents or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, permit, contract, agreement or other instrument or obligation to which it is a party or by which it may be bound, or to which it or any of its properties or assets is subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any Law applicable to it or any of its properties or assets except, in the case of clauses (A)(y) and (B), for those occurrences that have not had and would not reasonably be expected to have, individually or in the aggregate, a The Villages Material Adverse Effect. “The Villages Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of The Villages to carry out timely, or that has or would prevent, impair or materially delay The Villages from consummating the transactions contemplated by this Agreement or to perform its obligations under this Agreement.
(3)   Other than such notices, filings, exemptions, reviews, authorizations, consents or approvals as have been made or obtained as of the date hereof, no notice to, filing with, exemption or review by, or authorization, consent or approval of, or clearance or authorization of, any Governmental Entity is required to be made or obtained by The Villages in connection with the consummation by The Villages of the transactions contemplated hereby, except for any such notices, filings, exemptions, reviews, authorizations, consents and approvals the failure of which to make or obtain would not reasonably be expected to be material to The Villages.
10.2   Representations and Warranties of SNB.   SNB represents and warrants to The Villages that as of the Signing Date and as of the Effective Date:
(a)   Organization; Authority.   SNB has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Florida, with requisite limited liability company power and authority and all authorizations, licenses and permits necessary to own,

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lease and operate its properties and assets as they are now being owned, leased and operated and to conduct its business in all material respects as currently conducted.
(b)   Authorization; Enforceability.
(1)   SNB and each of its Affiliates that is or will be a party to any Future Bank Branch Ground Lease, has the corporate or analogous power and authority to execute and deliver this Agreement and any Future Bank Branch Ground Lease to which it is a party, to consummate the transactions contemplated hereby and thereby, and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by SNB of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or analogous action on its part and no further approval or authorization is required on its part. This Agreement, assuming the due authorization, execution and delivery by the other parties hereto, is (or when executed will be) valid and binding obligations of SNB enforceable against SNB in accordance with its terms.
(2)   This Agreement has been duly executed and delivered by SNB. The execution, delivery and performance by SNB of this Agreement and the consummation of the transactions contemplated hereby, and compliance by it with any of the provisions hereof, will not (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or require consent or approval under, or result in the acceleration of any right or obligation under, or the loss of any benefit under, or accelerate the performance required by, or result in a right of termination, acceleration, modification or cancellation of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of its properties or assets under any of the terms, conditions or provisions of (x) its organizational documents or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, permit, contract, agreement or other instrument or obligation to which it is a party or by which it may be bound, or to which it or any of its properties or assets is subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any Law applicable to it or any of its properties or assets except, in the case of clauses (A)(y) and (B), for those occurrences that have not had and would not reasonably be expected to have, individually or in the aggregate, an SNB Material Adverse Effect. “SNB Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of SNB to carry out timely, or that has or would prevent, impair or materially delay SNB from consummating the transactions contemplated by this Agreement or to perform its obligations under this Agreement.
(3)   Other than such notices, filings, exemptions, reviews, authorizations, consents or approvals as have been made or obtained as of the date hereof, no notice to, filing with, exemption or review by, or authorization, consent or approval of, or clearance or authorization of, any Governmental Entity is required to be made or obtained by SNB in connection with the consummation by SNB of the transactions contemplated hereby, except for any such notices, filings, exemptions, reviews, authorizations, consents and approvals the failure of which to make or obtain would not reasonably be expected to be material to SNB.
11.   General Provisions.
11.1   Assignment.   Except as otherwise set forth herein, neither this Agreement nor any of the rights and obligations of the Parties hereunder or thereunder may be assigned by any party, without the prior written consent of each other party.
11.2   Governing Law.   This Agreement and all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement will be governed and construed in accordance with the Laws of the State of Florida, without reference to its conflicts of law principles.
11.3   Jurisdiction.   Each Party irrevocably agrees that all matters arising out of or related to this Agreement or the transactions contemplated hereby or thereby or disputes relating hereto or thereto

A-G-10

(whether for breach of contract, tortious conduct or otherwise) will be brought exclusively in the United States District Court for the Middle District of Florida, or, if such court does not have jurisdiction, the Fifth Judicial Circuit of the State of Florida, and, in each case, the appellate courts having jurisdiction thereover, and irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any proceeding. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or thereby or disputes relating hereto or thereto (whether for breach of contract, tortious conduct or otherwise) in (i) the United States District Court for the Middle District of Florida or (ii) the Fifth Judicial Circuit of the State of Florida, and, in each case, the appellate courts having jurisdiction thereover, and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding brought in any such court has been brought in an inconvenient forum.
11.4   Service of Process.   Each Party agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 11.6 will be effective service of process for any proceeding in Florida with respect to any matters for which it has submitted to jurisdiction pursuant to Section 11.3.
11.5   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) CERTIFIES THAT SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.
11.6   Notices.   Except as otherwise provided in this Agreement, all notices, requests, permissions, waivers and other communications hereunder must be in writing and will be deemed to have been given only (a) on the third (3rd) Business Day following the day on which the same is sent by registered or certified mail, return receipt requested, postage prepaid, (b) when sent by electronic email transmission (including via .pdf files); provided that confirmation of the email transmission is received from the recipient (which may be automatically generated), (c) when delivered, if delivered personally to the intended recipient, or (d) one (1) Business Day following the day on which the same is sent by overnight delivery via a reputable national overnight air courier service (receipt requested) and, in each case, addressed to a Party at the following address for such Party:
(i)   if to The Villages:
Villages Bancorporation, Inc.
1050 Lake Sumter Landing
The Villages, Florida 32162
Email: Jay.Bartholomew@mycitizensfirst.com
Attention: Jay Bartholomew; Chief Executive Officer

A-G-11

with a copy (which will not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Igor Kirman, Esq.; John L. Robinson, Esq.
Email: IKirman@wlrk.com; JLRobinson@wlrk.com
(ii)   if to SNB:
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Email: Chuck.Shaffer@seacoastbank.com
Attention: Charles M. Shaffer Seacoast National Bank
with a copy (which will not constitute notice) to:
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
Email: Randy.Moore@alston.com
Attention: Randolph A. Moore III
or to such other address, facsimile or email as is furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 11.6.
11.7   Amendments.   This Agreement may be amended, modified, supplemented, superseded or canceled and any of the provisions hereof may be waived only by an instrument in writing signed by each of the Parties or, in the case of a waiver, by or on behalf of the Party waiving compliance. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except where a specific time period is specified, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
11.8   Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the Parties and delivered, in person or by electronic mail in “portable document format” form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, to the other Party.
11.9   Severability; Enforcement.   The invalidity, illegality or unenforceability of any portion hereof will not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each Party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by applicable Law, and each Party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.
11.10   Entire Agreement.   This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes any previous agreements and understandings between the Parties with respect to such matters. There are no restrictions, promises, representations, warranties, agreements or undertakings of either Party with respect to the transactions contemplated by this Agreement other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder.

A-G-12

11.11   Interpretation.   (a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated; (b) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (c) the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires; (d) the word “or” shall not be deemed to be exclusive; (e) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”; (f) all references herein to “$” or “dollars” shall be to U.S. dollars; (g) references to “written” or “in writing” include in electronic form; (h) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms; (j) a reference to any Person includes such Person’s Successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (m) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related rules and regulations thereunder and published interpretations thereof, and references to any contract or instrument are to that contract or instrument as from time to time amended, modified or supplemented. Each of the parties hereto has participated in the drafting and negotiation of this Agreement and if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
11.12   No Partnership.   Nothing contained in or done pursuant to this Agreement will be construed as creating a partnership, agency or joint venture; and neither Party will be bound by any representation, act or omission of the other Party with respect to third parties.
11.13   No Third-Party Beneficiaries.   The execution and delivery of this Agreement will not be deemed to confer any rights upon or obligate either Party to any other person or entity.
11.14   Other Activities.   Subject to the provisions of Section 2 and Section 3, the Parties: (a) recognize that the other Party, its Affiliates and their respective members, partners, shareholders, officers, directors, employees, agents and representatives, have or may in the future have other business interests, activities and investments, independently or with others, some of which may be in conflict or competition with the business of the other Party; (b) agree that the other Party, its Affiliates and their respective members, partners, shareholders, officers, directors, employees, agents and representatives, are entitled to carry on such other business interests, activities and investments; (c) agree that neither the other Party, its Affiliates nor any of their respective members, partners, shareholders, officers, directors, employees, agents or representatives, shall have any right, by virtue of this Agreement or otherwise, in or to such business interests, activities and investments; and (d) agree that the pursuit of such business interests, activities and investments, even if competitive with the business of the other Party, shall not be deemed wrongful or improper.
11.15   Remedies.   In the event any Party fails to cure any default or breach of this Agreement within any applicable notice, cure or grace period set forth herein, the other Party shall be entitled, except as may be otherwise expressly set forth herein, to pursue any remedies available at law or in equity on account of such breach or default, including seeking injunctive relief or specific performance of any covenant or agreement of the defaulting Party.
[Remainder of page intentionally left blank]

A-G-13

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first shown above.
THE VILLAGES OPERATING COMPANY
By:	/s/ Mark Morse
Print Name: Mark Morse
Title: Director
THE VILLAGES DEVELOPMENT OPERATING COMPANY, LLC
By:	/s/ Mark Morse
Print Name: Mark Morse
Title: Director
THE VILLAGES LAND HOLDING COMPANY, LLC
By:	/s/ Mark Morse
Print Name: Mark Morse
Title: Director
HOLDING COMPANY OF THE VILLAGES, INC.
By:	/s/ Mark Morse
Print Name: Mark Morse
Title: Director
[Signature Page to Developer Support Agreement]

THE VILLAGES DEVELOPMENT HOLDING COMPANY, LLC
By:	/s/ Jay Bartholomew
Print Name: Jay Bartholomew
Title: CEO and President
SEACOAST NATIONAL BANK
By:	/s/ Charles M. Shaffer
Print Name: Charles M. Shaffer
Title: Chairman and CEO

EXHIBIT A
Form of Ground Lease
[see attached]
[Exhibit A — Form of Ground Lease]

APPENDIX B
May 27, 2025
Board of Directors
Villages Bancorporation, Inc.
1050 Lake Sumter Landing
The Villages, Florida 32162
Dear Board of Directors:
Hovde Group, LLC (“we” or “Hovde”) understands that Seacoast Banking Corporation of Florida, a Florida corporation (“SBC”), Seacoast National Bank, a national banking association and wholly-owned subsidiary of SBC (“SNB” and collectively with SBC, “Seacoast”), Villages Bancorporation, Inc., a Florida corporation (“VBI”) and Citizens First Bank, a Florida state-chartered bank and wholly-owned subsidiary of VBI (the “Bank” and collectively with VBI, the “Company”) are about to enter into an Agreement and Plan of Merger (the “Agreement”) to be dated as of May 28, 2025. Subject to the terms and conditions of the Agreement, at the Effective Time, VBI shall be merged with and into SBC in accordance with the provisions of the FBCA (the “Merger”). SBC shall be the Surviving Corporation resulting from the Merger and the separate corporate existence of VBI shall cease. Prior to the Effective Time, the Boards of Directors of SNB and the Bank will execute the Bank Merger Agreement. Subject to the terms and conditions of the Agreement and the Bank Merger Agreement, immediately following the Merger, the Bank shall be merged with and into SNB (the “Bank Merger”). SNB shall be the Surviving Bank resulting from the Bank Merger and the separate existence of the Bank shall cease. The Parties to the Agreement intend that the Merger and the Bank Merger shall for federal income tax purposes each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement, and all Article and Section references shall refer to Articles or Sections in the Agreement. For purposes of our analysis and opinion, the Agreement as used herein shall refer to the draft Agreement and Plan of Merger dated May 23, 2025 provided to Hovde by the Company.
The consideration which all of the Company shareholders are entitled to receive pursuant to the Agreement is collectively referred to as the “Aggregate Merger Consideration.” The Aggregate Merger Consideration is intended to be delivered in the form of twenty-five percent (25%) in cash and seventy-five percent (75%) in shares of SBC Common Stock and SBC Preferred Stock. At the Effective Time, excluding Dissenting Shares and subject to the proration procedures set forth in Section 1.9, and to certain adjustments set forth in the Agreement, by virtue of the Merger each shareholder of VBI Capital Stock shall have the right to elect to have each share of VBI Capital Stock that is issued and outstanding immediately prior to the Effective Time converted into the right to receive one of the following: (i) an amount in cash equal to $1,000.00 (the “Per Share Cash Consideration”), (ii) subject to the “Voting Stock Consideration Limit” (as described below), the number of shares of validly issued, fully paid and nonassessable shares of SBC Common Stock that is equal to the Exchange Ratio (the “Per Share Stock Consideration” ), or (iii) subject to the “Voting Stock Consideration Limit” and the proration provisions in Section 1.9, a combination of twenty-five percent (25%) Per Share Cash Consideration and seventy-five percent (75%) Per Share Stock Consideration (the “Combination Consideration”). In addition, each shareholder of VBI Capital Stock shall have the right to elect to receive shares of non-voting convertible SBC preferred stock solely to the extent required by and subject to the “Voting Stock Consideration Limit” (the “SBC Preferred Stock Consideration” and, collectively with the Per Share Cash Consideration, the Per Share Stock Consideration, and the Combination Consideration, the “Merger Consideration”). Additionally, if the value of VBI’s Consolidated Tangible Shareholders’ Equity as of the Measuring Date (such expected value to be determined by the Company and Seacoast at least ten (10) days prior to the Closing Date) is less than $459.9 million or the

Bank’s general allowance for loan and lease losses is less than 1.76% of total loans and leases outstanding, Seacoast shall have the option to adjust the Merger Consideration downward by an amount (the “Merger Consideration Adjustment”) calculated in accordance with Schedule 1.5(a) of the Seacoast Disclosure Letter.
The Agreement provides that no Preferred Stock Electing Shareholder shall receive shares of SBC Common Stock as part of the Per Share Stock Consideration or the Combination Consideration that, when aggregated with shares of SBC Common Stock to be received as a part of the Per Share Stock Consideration or the Combination Consideration or otherwise held by such shareholder’s immediate family members and affiliates for purposes of Regulation Y (the “Acting in Concert Group”), would result in such Preferred Stock Electing Shareholder holding shares of SBC Common Stock representing more than 9.75% of the outstanding SBC Common Stock as of immediately following the Effective Time, giving effect to the Closing and the issuance of the Merger Consideration (the “Voting Stock Consideration Limit”). If any Preferred Stock Electing Shareholder would otherwise receive shares of SBC Common Stock as part of the Per Share Stock Consideration or the Combination Consideration that, when aggregated with shares of SBC Common Stock to be received as a part of the Per Share Stock Consideration or the Combination Consideration, or otherwise held, by the Acting in Concert Group, would exceed the Voting Stock Consideration Limit, such Preferred Stock Election Shareholder shall receive 1/1000th share of SBC Preferred Stock Consideration for every share of VBI Capital Stock that may not be converted into SBC Common Stock as a consequence of the Voting Stock Consideration Limit. Shares of SBC Preferred Stock Consideration to be received by Preferred Stock Electing Shareholders shall be allocated among the Preferred Stock Electing Shareholders in proportion to the total number of shares of SBC Common Stock that would have been received by such Preferred Stock Electing Shareholders but for the application of the Voting Stock Consideration Limit.
For purposes of our analysis and opinion and with your knowledge and consent, we assumed (i) there would be no Merger Consideration Adjustment, (ii) any shares of SBC Preferred Stock Consideration issued as a consequence of the Voting Stock Consideration Limit are of equal value to the Per Share Stock Consideration, (iii) the closing price of SBC Common Stock on the NASDAQ as of May 23, 2025 is $24.57 and thereby based on the Exchange Ratio of 38.5000 the Per Share Stock Consideration is valued at $945.95, (iv) the Aggregate Merger Consideration will consist of twenty-five percent (25%) cash and seventy-five percent (75%) shares of SBC Common Stock and SBC Preferred Stock, and (v) therefore, the aggregate value of Per Share Stock Consideration is $520,254,615, the aggregate value of the Per Share Cash Consideration is $183,328,000 and the aggregate value of the Merger Consideration is $703,582,615.
We noted that Article 5 of the Agreement sets forth certain normal and customary closing conditions, including (i) VBI shall have obtained VBI Shareholder Approval (ii) all Required Consents shall have been obtained, all waiting periods required shall have expired, and such consents shall not be subject to any condition or consequence that would have a Material Adverse Effect on Seacoast or any of its Subsidiaries, including VBI and the Bank, (iii) the Registration Statement shall be effective under the 1933 Act, (iv) the shares of SBC Common Stock to be issued to the holders of VBI Capital Stock upon consummation of the Merger shall have been approved for listing on NASDAQ, (v) SBC shall have received the opinion of Alston & Bird LLP and VBI shall have received the opinion of Mauldin & Jenkins, LLC each dated the date of the Effective Time, and each substantially to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (vi) as of the Closing Date, Dissenting Shares represent no more than five percent (5.0%) of the issued and outstanding shares of VBI Capital Stock, (vii) all necessary actions and any required VBI shareholder vote shall have been taken so that no payment or benefit received by a disqualified person shall be deemed a parachute payment as defined in Section 280G of the Code, and (viii) no VBI Equity Awards or obligations to issue VBI Equity Awards shall be outstanding as of the Effective Time, and VBI’s Board of Directors shall have taken all actions necessary to terminate any VBI Stock Plans effective as of the Effective Time.
We also noted that if any of the conditions of Article 6 of the Agreement are met, which include among other normal and customary conditions the following; the Merger may be terminated (i) by the mutual consent of VBI and SBC, (ii) by either VBI or SBC in the event that the Merger has not been consummated by June 1, 2026, (iii) by the Board of Directors of either Party in the event that any Regulatory Consent required to be obtained from any Governmental Authority has been denied or the VBI Shareholder

Approval has not been obtained due to the failure to obtain the required vote at the VBI shareholders’ meeting, (iv) by the Board of Directors of SBC in the event that VBI has withdrawn, qualified or modified the VBI Directors’ Recommendation in a manner adverse to Seacoast, (v) by the Board of Directors of VBI in the event that the Board of Directors of VBI has determined in accordance with Section 4.12 that a Superior Proposal has been made with respect to it and has not been withdrawn; and (vi) by the Board of Directors of SBC if holders of more than five percent (5.0%) in the aggregate of the outstanding VBI Capital Stock shall have voted such shares against the Agreement or the Merger and shall have given notice of their intention to exercise their dissenters’ rights in accordance with the FBCA. In the event that (x) VBI fails to obtain the VBI Shareholder Approval, or (y) VBI has withdrawn, qualified or modified the VBI Directors’ Recommendation in a manner adverse to Seacoast or (z) at any time after the date of the Agreement and prior to termination of the Agreement pursuant to Section 6.1(f), VBI shall have received or there shall have been publicly announced an Acquisition Proposal that has not been formally withdrawn or abandoned prior to such termination, and within twelve (12) months following such termination, VBI consummates an Acquisition Proposal or enters into a definitive agreement or letter of intent with respect to an Acquisition Proposal, then VBI shall pay Seacoast the Termination Fee of Thirty One Million Four Hundred Thousand Dollars ($31,400,000) within five (5) Business Days after the date it becomes payable by wire transfer of immediately available funds.
With your consent and for purposes of our analysis and opinion, we have assumed that (i) all of the closing conditions set forth in Article 5 the Agreement are satisfied, (ii) the Merger is not terminated pursuant to any of the provisions set forth in Article 6 of the Agreement, and (iii) the Merger will proceed and be consummated in accordance with the terms of the Agreement.
You have requested our opinion, subject to the terms, conditions, and qualifications set forth herein, that the Merger Consideration is fair, from a financial point of view, to the shareholders of VBI. This opinion addresses only the fairness of the Merger Consideration, and we are not opining on any individual stock, cash, or other components of the consideration.
During the course of our engagement and for the purposes of the opinion set forth herein, we have:
(i)
reviewed a draft of the Agreement dated May 23, 2025 provided to Hovde by the Company;

(ii)
reviewed audited financial statements for the Company for the twelve month periods ended December 31, 2023 and December 31, 2024;

(iii)
reviewed the unaudited financial statements for the Company, VBI and the Bank for the twelve month period ended December 31, 2024 and the three month period ended March 31, 2025;

(iv)
reviewed certain historical publicly available business and financial information concerning the Company;

(v)
reviewed certain internal financial statements and other financial and operating data concerning the Company;

(vi)
reviewed financial projections prepared in consultation with and approved by certain members of the senior management of the Company;

(vii)
discussed with certain members of senior management of the Company the business, financial condition, results of operations and future prospects of the Company, the history and past and current operations of the Company, and the Company’s assessment of the rationale for the Merger;

(viii)
assessed current general economic, market and financial conditions;

(ix)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(x)
taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry; and

(xi)
performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without investigation, that there have been, and from the date hereof through the Closing there will be, no material changes in the financial condition and results of operations of Seacoast or the Company since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by the Company and Seacoast are true and complete. We have relied upon the management of the Company as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by the Company, and we assumed such forecasts, projections and other forward-looking information have been reasonably prepared by the Company on a basis reflecting the best currently available information and the Company’s judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by the Company to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing our review, we have assumed and relied upon the accuracy and completeness of all the financial and other information that was available to us from public sources that was provided to us by the Company or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurance of the management of the Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.
We are not experts in the evaluation of loan and lease portfolios for the purpose of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for the Company are, in the aggregate, adequate to cover such losses. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Company, the collateral securing any such assets or liabilities, or the collectability of any such assets or liabilities, and we were not furnished with any such evaluations or appraisals, nor did we review any loan or credit files of the Company.
We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Seacoast or the Company is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, with your consent, that neither Seacoast nor the Company is committed to any material transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement and the pending acquisition by Seacoast of Heartland Bancshares, Inc.
We have relied upon and assumed, with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by Seacoast or the Company or any other party to the Agreement and that the final Agreement will not differ materially from the draft of the Agreement we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. The Company has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Seacoast or the Company or would have a material adverse effect on the contemplated benefits of the Merger.
Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on the Company or its shareholders; or (ii) any advice or opinions provided by any other advisor to the Board of Directors of the Company; or (iii) any other strategic alternatives that might be available to the Company.

Our opinion does not constitute a recommendation to the Company as to whether or not the Company should enter into the Agreement or to any shareholders of the Company as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision by either the Company or Seacoast to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of the Company relative to the value of the Merger Consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best form of financial compensation that could be obtained in a merger or combination transaction of the Company with Seacoast or any other financial institution. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Seacoast or the Company.
This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the Board of Directors of the Company and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of VBI Capital Stock in connection with the Merger if, and only if, (i) this letter is quoted in full or attached as an exhibit to such document, (ii) this letter has not been withdrawn prior to the date of such document, and (iii) any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such document is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.
Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or to otherwise comment upon events occurring or information that becomes available after the date hereof.
In arriving at this opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to our engagement agreement with the Company, we will receive from the Company an opinion fee that is contingent upon the issuance of this opinion letter and a completion fee less the opinion fee contingent upon the consummation of the Merger. The Company has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement.
In the past two years preceding the date of this opinion, Hovde has not provided investment banking or financial advisory services to either Seacoast or the Company for which it received a fee. We or our affiliates may presently or in the future seek or receive compensation from Seacoast in connection with future transactions, or in connection with potential advisory services and corporate transactions. In the ordinary course of our business as a broker/dealer, we may from time to time purchase securities from, and sell securities to, Seacoast or the Company or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Seacoast or the Company for Hovde’s own accounts and for the accounts of Hovde’s customers. Except for the foregoing, during the past two years there have not been and there currently are no mutual agreements regarding any future material transactions between Hovde and either Seacoast or the Company.

Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the shareholders of VBI.
Sincerely,
HOVDE GROUP, LLC

APPENDIX C
Sections 607.1301 through 607.1340 of the Florida Business Corporation Act
607.1301. Appraisal rights; definitions
The following definitions apply to ss. 607.1301-607.1340:
(1)   “Accrued interest” means interest at the rate agreed to by the corporation and the shareholder asserting appraisal rights, or at the rate determined by the court to be equitable, which rate may not be greater than the rate of interest determined for judgments pursuant to s. 55.03; however, if the court finds that the shareholder asserting appraisal rights acted arbitrarily or otherwise not in good faith, no interest shall be allowed by the court.
(2)   “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive of such person. For purposes of paragraph (6)(a), a person is deemed to be an affiliate of its senior executives.
(3)   “Corporate action” means an event described in s. 607.1302(1).
(4)   “Corporation” means the domestic corporation that is the issuer ‘of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 — 607.1340, includes the domesticated eligible entity in a domestication, the covered eligible entity in a conversion, and the survivor of a merger.
(5)   “Fair value” means the value of the corporation’s shares determined:
(a)   Immediately before the effectiveness of the corporate action to which the shareholder objects.
(b)   Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.
(c)   Without discounting for lack of marketability or minority status.
(6)   “Interested transaction” means a corporate action described in s. 607.1302(1), other than a merger pursuant to s. 607.1104, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:
(a)   “Interested person” means a person, or an affiliate of a person, who at any time during the 1-year period immediately preceding approval by the board of directors of the corporate action:
1.   Was the beneficial owner of 20 percent or more of the voting power of the corporation, other than as owner of excluded shares;
2.   Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of 25 percent or more of the directors to the board of director of the corporation; or
3.   Was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation, and will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:
a.   Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;
b.   Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than-those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in, s. 60T0832; or

c.   In the case of a director of the corporation who, in the corporate action, will become a director or governor of the acquirer or any of its affiliates in the corporate action, rights and benefits as a director or governor that are provided on the same basis as those afforded by the acquirer generally to other directors or governors of such entity or such affiliate.
(b)   “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership as of the date of the agreement, of all shares having voting power of the corporation beneficially owned by any member of the group.
(c)   “Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within 1 year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.
(7)   “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series of shares with respect to distributions.
(8)   “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or any individual in charge of a principal business unit or function.
(9)   Notwithstanding s. 607.01401(67), “shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.
607.1302. Right of shareholders to appraisal
(1)   A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:
(a)   Consummation of a domestication or a conversion of such corporation pursuant to s. 607.11921 or s. 607.11932, as applicable, if shareholder approval is required for the domestication or the conversion;
(b)   Consummation of a merger to which such corporation is a party:
1.   If shareholder approval is required for the merger under s.:607.1103 or would be required but for s. 607.11035, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remains outstanding after consummation of the merger where the terms of such class or series have not been materially altered; or
2.   If such corporation is a subsidiary and the merger is governed by s. 607.1104;
(c)   Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not acquired in the share exchange;
(d)   Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares or any class or series if:
1.   Under the terms of the corporate action approved by the shareholders there is to be distributed to shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in ss. 607.1406 and 607.1407, within 1 year after the shareholders’ approval of the action and in accordance with their respective interests determined at the time of distribution; and
2.   The disposition of assets is not an interested transaction;
(e)   An amendment of the articles of incorporation with respect to a class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or the right to repurchase the fractional share so created;
(f)   Any other merger, share exchange, disposition of assets, or amendment to the articles of incorporation, in each case to the extent provided as of the record date by the articles of incorporation, bylaws, or a resolution of the board of directors providing for appraisal rights, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval;
(g)   An amendment to the articles of incorporation or bylaws of a corporation the effect of which is to adversely affect the interest of the shareholder by altering or abolishing appraisal rights under this section;
(h)   With regard to a class of shares prescribed in the articles of incorporation in any corporation as to which that particular class of shares was in existence prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, and for classes of shares authorized on or after October 1, 2003, in any corporation with 100 or fewer shareholders, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:
1.   Altering or abolishing any-preemptive rights attached to any of his or her shares;
2.   Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected. by the voting rights of, new shares then being authorized of any existing or new class or series of shares;
3.   Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;
4.   Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;
5.   Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;
6.   Reducing the stated dividend preference of any of the shareholder’s preferred shares; or
7.   Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation;
(i)   An amendment of the articles of incorporation of a social purpose corporation to which s. 607.504 or s. 607.505 applies;
(j)   An amendment of the articles of incorporation of a benefit corporation to which s. 607.604 or s. 607.605 applies;
(k)   A merger, domestication, conversion, or share exchange of a social purpose corporation to which s. 607.504 applies; or

(l)   A merger, domestication, conversion, or share exchange of a benefit corporation to which s. 607.604 applies.
(2)   Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), (d), (e), (f), and (h) shall be limited in accordance with the following provisions:
(a)   Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:
1.   A covered security under s. 18(b)(1)(A) or (B) of the Securities Act of 1933;1
2.   Not a covered security; but traded in an organized market (or subject to a comparable trading process) and has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $20 million, exclusive of the value of outstanding shares held by the corporation’s subsidiaries, by the corporation’s senior executives, by the corporation’s directors, and by the corporation’s beneficial shareholders and voting trust beneficial owners owning more than 10 percent of the outstanding shares; or
3.   Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 19402 and which may be redeemed at the option of the holder at net asset value.
(b)   The applicability of paragraph (a) shall be determined as of:
1.   The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights, the record date fixed to determine the shareholders entitled to sign a written consent approving the corporate action requiring appraisals rights, or, in the case of an offer made pursuant to s. 607.11035, the date of such offer; or
2.   If there will be no meeting of shareholders, no written consent approving the corporate action, and no offer is made pursuant to s. 607.11035, the close of business on the day before the consummation of the corporate action or the effective date of the amendment of the articles, as applicable.
(c)   Paragraph (a) is not applicable and appraisal rights shall be available pursuant to subsection  (1) for the holders of any class or series of shares where the corporate action is an interested transaction.
(d)   For the purposes of subparagraph (a)2., a comparable trading process exists if:
1.   The market price of the corporation’s shares is determined at least quarterly based on an independent valuation and by following a formalized process that is designed to determine a value for the corporation’s shares that is comparable to the value of comparable publicly traded companies; and
2.   The corporation repurchases the shares at the price set by its board of directors based upon the independent valuation and subject to certain terms and conditions established by the corporation and provides the corporation’s shareholders with a trading market comparable to that typically available had the corporation’s shares been traded in an organized market.
(3)   Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, except that:
(a)   No such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the action or if the action

1
15 U.S.C.A. § 77r(b)(1)(A) or (B).

2
15 U.S.C.A. § 80a -1 et seq.

is a domestication under s. 607.11920 or a conversion under s. 607.11930, or a merger having a similar effect as a domestication or conversion in which the domesticated eligible entity or the converted eligible entity is an eligible entity; and
(b)   Any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately before the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year after the effective date of such amendment if such action would otherwise afford appraisal rights.
607.1303. Assertion of rights by nominees and beneficial owners
(1)   A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if:
(a)   the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder or a voting trust beneficial owner;
(b)   the particular beneficial shareholder or voting trust beneficial owner acquired all such shares before the record date established under s.607.1321 in connection with the applicable corporate action; and
(c)   the record shareholder notifies the corporation in writing of its name and address (if the record shareholder beneficially owns the shares as to which appraisal rights are being asserted) or notifies the corporation in writing of the name and address of the particular beneficial shareholder. or voting trust beneficial owner on whose behalf appraisal rights are being asserted.
The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.
(2)   A beneficial shareholder and a voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:
(a)   Submits to the corporation the record shar holder’s written consent to the assertion of such rights no later than the date referred to ins. 607.1322(2)(b)2.
(b)   Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or the voting trust beneficial owner.
(c)   Acquired all shares of the class or series before the record date established under s.607.1321 in connection with the applicable corporate action.
607.1320. Notice of appraisal rights
(1)   If a proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (or, where no approval of such action is required pursuant to s. 607.11035, the offer made pursuant to s. 607.11035), must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301 — 607.1340 must accompany the meeting notice or offer sent to those record shareholders entitled to exercise appraisal rights.
(2)   In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)   If a proposed corporate action described in s. 607.1302(1) is to be approved by written consent of the shareholders pursuant to s. 607.0704:
(a)   Written notice that appraisal rights are, are not, or may be available must be sent to each shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited, and, if the corporation has concluded that appraisal rights are or may be available, a copy of ss. 607.1301 — 607.1340 must accompany such written notice; and
(b)   Written notice that appraisal rights are, are not, or may be available must be delivered, at least 10 days before the corporate action becomes effective, to all nonconsenting and non-voting shareholders, and, if the corporation has concluded that appraisal rights are or may be available, a copy of ss. 607.1301 — 607.1340 must accompany such written notice.
(4)   Where a corporate action described ins. 607.1302(1) is proposed or a merger pursuant to s. 607.1104 is effected, and the corporation concludes that appraisal rights are or may be available, the notice referred to in subsection (1), paragraph (3)(a), or paragraph (3)(b) must be accompanied by:
(a)   Financial statements of the corporation that issued the shares that may be or are subject to appraisal rights, consisting of a balance sheet as of the end of the fiscal year ending not more than 16 months before the date of the notice, an income statement for that fiscal year, and a cash flow statement for that fiscal year; however, if such financial statements are not reasonably available, the corporation must provide reasonably equivalent financial information; and,
(b)   The latest available interim financial statements, including year-to-date through the end of the interim period of such corporation, if any.
(5)   The right to receive the information described in subsection (4) may be waived in writing by a shareholder before or after the corporate action is effected.
607.1321. Notice of intent to demand payment
(1)   If a proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
(a)   Must have beneficially owned the shares of such class or series as of the record date for the shareholders’ meeting at which the proposed corporate action is to be submitted to a vote;
(b)   Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent, if the proposed corporate action is effectuated, to demand payment for all shares of such class or series beneficially owned by the shareholder as of the record date for the shareholders’ meeting at which the proposed corporate action is to be submitted to a vote; and
(c)   Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed corporate action.
(2)   If a proposed corporate action requiring appraisal rights under s. 607.1302 is to be approved by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
(a)   Must have beneficially owned the shares of such class or series as of the record date established for determining who is entitled to sign a written consent;
(b)   Must assert such appraisal rights for all shares of such class or series beneficially owned by the shareholder as of the record date for determining who is entitled to sign the written consent; and
(c)   Must not sign a consent in favor of the proposed corporate action with respect to that class or series of shares.

(3)   If a proposed corporate action specified in s. 607.1302(1) does not require shareholder approval pursuant to s. 607.11035, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
(a)   Must have beneficially owned the shares of such class or series as of the date the offer to purchase is made pursuant to s. 607.11035;
(b)   Must deliver to the corporation before the shares are purchased pursuant to the offer a written notice of the shareholders intent to demand payment if the proposed corporate action is effected for all shares of such class or series beneficially owned by the shareholder as of the date the offer to purchase is made pursuant to s. 607.11035; and
(c)   Must not tender, or cause or permit to be tendered, any shares of sue class or series in response to such offer.
(4)   A shareholder who may otherwise be entitled to appraisal rights but does not satisfy the requirements of subsection (1), subsection (2), or subsection (3) is not entitled to payment under this chapter.
607.1322. Appraisal notice and form
(1)   If a proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321(1), (2), or (3). In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.
(2)   The appraisal notice must be delivered no earlier than the date the corporate action became effective, and no longer than 10 days after such date, and must:
(a)   Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:
1.   The shareholder’s name and address.
2.   The number, classes, and series of shares as to which the shareholder asserts appraisal rights.
3.   That the shareholder did not vote for or consent to the transaction.
4.   Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.
5.   If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus accrued interest, if and to the extent applicable.
(b)   State:
1.   Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subparagraph 2.
2.   A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (l) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.
3.   The corporation’s estimate of the fair value of the shares.
4.   An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5.   That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.
6.   The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.
(c)   If not previously provided, be accompanied by a copy of ss. 607.1301 — 607.1340.
607.1323. Perfection of rights; right to withdraw
(1)   A shareholder who receives notice pursuant to s. 607.1322 and who wishes to exercise appraisal rights must sign and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to ss. 607.1322(2)(b)(2). Once a shareholder deposits-that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).
(2)   A shareholder who has complied with subsection (I) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)(6). A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.
(3)   A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in s. 607.1322(2), shall not be entitled to payment under ss. 607.1301 — 607.1340.
607.1324. Shareholder’s acceptance of corporation’s offer
(1)   If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.
(2)   Upon payment of the agreed value, the shareholder shall cease to have any right to receive any further consideration with respect to such shares.
607.1326. Procedure if shareholder is dissatisfied with offer
(1)   A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.13220 of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus accrued interest, if and to the extent applicable.
(2)   A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus accrued interest, if and to the extent applicable, under subsection (1) within the timeframe set forth in s. 607.1322(2)(6)(2). waives the right to demand payment under this section and shall be entitled only for the payment offered by the corporation pursuant to s. 607.1322(2)(6)(4).
(3)   With respect to a shareholder who properly makes demand for payment pursuant to subsection (1), at any time after the shareholder makes such demand, including during a court proceeding under s. 607.1330, the corporation shall have the right to prepay to the shareholder all or any portion of the amount that the corporation determines to be due under s. 607.1322(2)(b)(3). and the shareholder shall be obligated to accept such prepayment.
(a)   If such prepayment is made within 90 days after the earlier of the date on which the appraisal notice is provided by the corporation under s. 607.1322(1) or the deadline date by which the appraisal notice is required to be provided by the corporation under s. 607.1322(2), accrued interest will be payable, if at all, to the shareholder entitled to appraisal rights, calculated and accrued from the date on which the corporate action became effective and only on amounts that are determined to be due to shareholder and are above the amount so prepaid. Accrued interest will not be payable to the shareholder entitled to appraisal rights on the prepayment previously made to the shareholder by the corporation pursuant to this paragraph.
(b)   If such prepayment is made more than 90 days after the earlier of the date on which the appraisal notice is provided by the corporation under s. 607.1322(1) or the deadline date by which the appraisal notice is required to be provided by the corporation under s. 607.1322(2), the prepayment must include accrued interest on the amount of the prepayment, calculated at the rate of interest determined for judgements pursuant to s. 55.03 and calculated and accrued from the date that the corporate action became effective through the date of prepayment previously made to the shareholder by the corporation pursuant to this paragraph. In addition, accrued interest will be payable to the shareholder entitled to appraisal rights on such amounts, if any, determined to be due to the shareholder in excess of the prepaid amount, calculated and accrued from the date on which the corporate action became effective.
607.1330. Court action
(1)   If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest, if and to the extent applicable, calculated and accrued from the date the corporate action became effective and taking into account the amount of any prepayment previously made to the shareholder by the corporation pursuant to s. 607.1326(3). If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.
(2)   The proceeding shall be commenced in the circuit court in the applicable county. If by virtue of the corporate action becoming effective the entity has become a foreign eligible entity without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign eligible entity was located immediately before the time the corporate action became effective. If such entity has, and immediately before the corporate action became effective had, no principal or registered office in this state, then the proceeding shall be commenced in the county in this state in which the corporation has, or immediately before the time the corporate action became effective had, an office in this state. If such entity has, or immediately before the time the corporate action became effective had, no office in this state, the proceeding shall be commenced in the county in which the corporation’s registered office is or was last located.
(3)   All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.
(4)   The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.
(5)   Each shareholder entitled to appraisal rights who is made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares as found by the court, plus accrued interest, if and to the extent applicable, and as found by the court, taking into account the amount of any prepayment previously made to the shareholder by the corporation pursuant to s. 607.1326(3).

(6)   The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any rights to receive any further consideration with respect to such shares other than any amounts ordered to be paid for court costs and attorney fees under s. 607.1331.
607.1331. Court costs and counsel fees
(1)   The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the-shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(2)   The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a)   Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or
(b)   Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(3)   If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.
(4)   To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including attorney fees.
607.1332. Disposition of acquired shares
Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the survivor into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the survivor.
607.1333. Limitation on corporate payment
(1)   No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:
(a)   Withdraw his or her notice of intent to assert appraisal rights, which shall in such event-be deemed withdrawn with the consent of the corporation; or
(b)   Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if the corporation is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.
(2)   The shareholder shall exercise the option under paragraph (0)(a) or paragraph (l)(b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.
607.1340. Other remedies limited
(1)   A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action was either:
(a)   Not authorized and approved in accordance with the applicable provisions of this chapter;
(b)   Procured as a result of fraud, a material misrepresentation, or an omission of material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.
(2)   Nothing in this section operates to override or supersede the provisions of s. 607.0832.

APPENDIX D
CONSOLIDATED FINANCIAL STATEMENTS
VILLAGES BANCORPORATION, INC.
AND SUBSIDIARY
THE VILLAGES, FLORIDA
JUNE 30, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED)
ASSETS
	2025	2024
Assets
Cash and due from banks	$24,473,519	$17,006,249
Federal funds sold	71,880,943	89,447,698
Interest-bearing deposits in banks	14,431,073	16,408,441
Total cash and cash equivalents	110,785,535	122,862,388
Investment securities
Available-for-sale, fair value (amortized cost $2,622,061,199 and $2,593,768,842, respectively)	2,515,045,628	2,442,017,633
Bank stocks, at cost	3,041,600	2,859,100
Loans held for sale	9,053,931	11,150,099
Loans	1,339,109,164	1,285,309,618
Allowance for credit losses	(23,276,189)	(23,148,418)
Net loans	1,315,832,975	1,262,161,200
Premises and equipment, net	45,653,549	43,712,191
Right of use assets	11,991,876	10,694,438
Deferred tax asset	30,726,557	41,597,317
Other assets	51,839,288	50,427,394
Total assets	$4,093,970,939	$3,987,481,760
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$570,088,391	$519,401,256
Interest-bearing	2,883,347,579	2,828,101,642
Total deposits	3,453,435,970	3,347,502,898
Securities sold under repurchase agreements	143,172,091	200,827,158
Lease liabilities, operating leases	11,952,496	10,677,143
Accrued interest payable and other liabilities	21,037,470	20,747,940
Total liabilities	3,629,598,027	3,579,755,139
Stockholders’ equity
Common Stock, $5.00 par value, 3,000,000 shares Authorized; 733,312 and 733,312 issued and outstanding	3,666,560	3,666,560
Additional paid-in capital	15,267,482	15,267,482
Retained earnings	526,449,656	503,668,243
Accumulated other comprehensive loss	(81,010,786)	(114,875,664)
Total stockholders’ equity	464,372,912	407,726,621
Total liabilities and stockholders’ equity	$4,093,970,939	$3,987,481,760
See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	2025	2024
Interest and dividend income
Loans (including fees)	$18,942,854	$18,628,007
Investment securities	22,212,084	20,339,266
Dividends from FHLB stock	43,182	47,923
Federal funds sold and interest bearing deposits	2,136,941	1,307,442
Total interest and dividend income	43,335,061	40,322,638
Interest expense
Deposits	14,059,084	14,829,669
Short-term borrowing and repurchase agreements	1,469,277	1,261,971
Total interest expense	15,528,361	16,091,640
Net interest income	27,806,700	24,230,998
Provision for credit losses	150,000	675,000
Net interest income after provision for credit losses	27,656,700	23,555,998
Non-interest income
Investment gains (losses), net	—	(212,906)
Gain on sales of loans	2,586,923	2,575,907
Gain on sales of other real estate owned	(1,785)	—
Service charges on deposit accounts	918,168	872,375
Nondeposit service income	635,556	482,295
Other income	1,828,253	1,769,374
Total non-interest income	5,967,115	5,487,045
Non-interest expenses
Salaries and employee benefits	10,375,743	8,908,665
Occupancy and equipment	2,070,224	1,939,408
Professional services and consultant fees	1,559,099	486,460
Network, data processing	2,303,909	1,837,022
FDIC and state assessments	568,499	536,286
Other	1,726,310	1,789,316
Total non-interest expenses	18,603,784	15,497,157
Income before income taxes	15,020,031	13,545,886
Income tax expense	3,705,777	3,424,765
Net income	$11,314,254	$10,121,121
Basic and diluted earnings per share	$15.43	$13.80
See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	2025	2024
Interest and dividend income
Loans (including fees)	$37,299,544	$36,333,040
Investment securities	43,869,936	38,668,199
Dividends from FHLB stock	85,993	106,575
Federal funds sold and interest bearing deposits	3,566,150	3,053,358
Total interest and dividend income	84,821,623	78,161,172
Interest expense
Deposits	27,668,811	28,952,070
Short-term borrowing and repurchase agreements	3,206,468	2,877,316
Total interest expense	30,875,279	31,829,386
Net interest income	53,946,344	46,331,786
Provision for credit losses	150,000	1,125,000
Net interest income after provision for credit losses	53,796,344	45,206,786
Non-interest income
Investment gains (losses), net	59,018	(3,056,444)
Gain on sales of loans	5,235,126	5,038,632
Gain/(loss) on sales of other real estate owned	(1,785)	—
Service charges on deposit accounts	1,765,818	1,694,503
Nondeposit service income	1,204,738	973,371
Other income	3,544,488	3,886,555
Total non-interest income	11,807,403	8,536,617
Non-interest expenses
Salaries and employee benefits	19,827,474	17,774,229
Occupancy and equipment	4,149,786	3,930,299
Professional services and consultant fees	2,191,709	952,060
Network, data processing	4,366,428	3,665,936
FDIC and state assessments	1,118,999	1,085,921
Other	3,684,187	3,883,482
Total non-interest expenses	35,338,583	31,291,927
Income before income taxes	30,265,164	22,451,476
Income tax expense	7,483,751	5,367,227
Net income	$22,781,413	$17,084,249
Basic and diluted earnings per share	$31.07	$23.30
See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	2025	2024
Net income	$11,314,254	$10,121,121
Other comprehensive income (loss), net of tax
Change in unrealized gains (losses) on investment securities, net of tax (benefit) of $4,310,493 and $(1,724,911)	12,696,779	(5,080,813)
Reclassification adjustment for realized losses included in net income, net of tax (benefit) of $0 and ($53,961)	—	158,945
Total other comprehensive income (loss), net of tax	12,696,779	(4,921,868)
Comprehensive income	$24,011,033	$5,199,253
See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	2025	2024
Net income	$22,781,413	$17,084,249
Other comprehensive income (loss), net of tax
Change in unrealized gains (losses) on investment securities, net of tax (benefit) of $11,511,915 and $(6,000,655)	33,908,938	(17,675,237)
Reclassification adjustment for realized (gains) losses included in net income, net of tax (benefit) of $14,958 and ($774,656)	(44,060)	2,281,788
Total other comprehensive income (loss), net of tax	33,864,878	(15,393,449)
Comprehensive income	$56,646,291	$1,690,800
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, March 31, 2024	733,312	$3,666,560	$15,267,482	$470,137,689	$(115,847,695)	$373,224,036
Change in unrealized losses on securities available for sale, net of tax	—	—	—	—	(5,080,813)	(5,080,813)
Reclassification of certain tax effects	—	—	—	—	158,945	158,945
Net income	—	—	—	10,121,121	—	10,121,121
Balance, June 30, 2024	733,312	3,666,560	15,267,482	480,258,810	(120,769,563)	378,423,289
Balance, March 31, 2025	733,312	$3,666,560	$15,267,482	$515,135,402	$(93,707,565)	$440,361,879
Change in unrealized gains on securities available for sale, net of tax	—	—	—	—	12,696,779	12,696,779
Net income	—	—	—	11,314,254	—	11,314,254
Balance, June 30, 2025	733,312	$3,666,560	$15,267,482	$526,449,656	$(81,010,786)	$464,372,912
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2023	733,312	$3,666,560	$15,267,482	$463,174,561	$(105,376,114)	$376,732,489
Change in unrealized losses on securities available for sale, net of tax	—	—	—	—	(17,675,237)	(17,675,237)
Reclassification of certain tax effects	—	—	—	—	2,281,788	2,281,788
Net income	—	—	—	17,084,249	—	17,084,249
Balance, June 30, 2024	733,312	3,666,560	15,267,482	480,258,810	(120,769,563)	378,423,289
Balance, December 31, 2024	733,312	$3,666,560	$15,267,482	$503,668,243	$(114,875,664)	$407,726,621
Change in unrealized gains on securities available for sale, net of tax	—	—	—	—	33,908,938	33,908,938
Reclassification of certain tax effects					(44,060)	(44,060)
Net income	—	—	—	22,781,413	—	22,781,413
Balance, June 30, 2025	733,312	$3,666,560	$15,267,482	$526,449,656	$(81,010,786)	$464,372,912
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)
	2025	2024
Cash flows from operating activities
Net income	$22,781,413	$17,084,249
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	150,000	1,125,000
Net amortization of securities	3,710,562	5,290,210
Depreciation	1,530,833	1,604,757
Loss/(gain) on disposal/exchange of premises and equipment	3,807	(359,611)
(Gain)/loss on sale of securities (available-for-sale)	(59,018)	3,056,444
Changes in operating assets and liabilities
Net decrease (increase) in loans held for sale	2,096,168	(733,535)
Increase in deferred tax benefit	(12,154,543)	(6,797,524)
Decrease in accrued interest receivable and other assets	10,742,650	7,598,567
Increase in accrued interest payable and other liabilities	267,445	4,934,724
Net cash provided by operating activities	29,069,317	32,803,281
Cash flows from investing activities
Available for sale securities
Purchases	(194,948,639)	(369,652,582)
Maturities, prepayments and calls	154,479,037	146,376,663
Proceeds from sales	8,525,700	150,471,358
Net increase in loans	(53,821,775)	(42,457,526)
Bank stock, net	(182,500)	71,300
Purchases of premises and equipment	(4,149,495)	(4,095,883)
Disposal of premises and equipment	673,497	1,515,584
Net cash used in investing activities	(89,424,175)	(117,771,086)
Cash flows from financing activities
Net increase in noninterest-bearing deposits	50,687,135	50,541,755
Net increase in interest-bearing deposits	55,245,937	80,552,193
Net decrease in securities sold under repurchase agreements	(57,655,067)	(86,167,442)
Net cash provided by financing activities	48,278,005	44,926,506
Net decrease in cash and cash equivalents	(12,076,853)	(40,041,299)
Cash and cash equivalents, beginning	122,862,388	136,386,194
Cash and cash equivalents, ending	$110,785,535	$96,344,895
Supplemental Disclosure of Cash Flow Information
Noncash activities
Change in net unrealized holding gains (losses) on securities available-for- sale	$44,735,637	$(20,735,637)
Income taxes paid	$7,620,539	$4,212,767
Interest paid	$54,631,960	$55,908,032
See accompanying notes.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS
Villages Bancorporation, Inc. (the “Corporation”) is a bank holding company incorporated in the State of Florida in 1992. The consolidated financial statements include the accounts of the bank holding company and its wholly owned subsidiary, Citizens First Bank (the “Bank”), which are collectively known as the Company. All significant intercompany accounting transactions have been eliminated in consolidation.
The Corporation’s subsidiary, Citizens First Bank, (the “Bank”) is a state-chartered bank organized to offer a full range of banking services to individual and corporate customers through its main and branch offices in The Villages, and secondary markets of Lake, Sumter and Marion Counties, Florida. The Bank commenced operations on July 1, 1991. Effective January 2, 1993, the Corporation exchanged its common shares on a one-for-one basis with all shareholders of the Bank.
The Bank’s profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon the Bank’s interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand.
Additionally, the Bank’s profitability is affected by such factors as the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate.
The Bank is subject to competition from other financial institutions and operates under the principal supervision and regulation of the Federal Deposit Insurance Corporation (FDIC) and the State of Florida. Consequently, the Bank undergoes periodic examinations by those regulatory authorities. The Company is regulated by the Federal Reserve and undergoes periodic examinations by that Regulator.
In August 2016, the subsidiary Bank became a Fannie Mae approved lender and signed a mortgage selling and servicing contract. The Bank sold approximately $204 million and $407 million of loans to FNMA and retained the related servicing rights during the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.
On August 24, 2018, the Company purchased a branch from an unaffiliated third-party. The Branch is located in their primary market area and the purchase primarily included deposit relationships with existing customers. Deposits of approximately $26 million and loans of approximately $300,000 were included in the purchase. The purchase resulted in a core deposit intangible and fair value adjustment that were not material to the Company.
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES
The following is a description of the significant accounting policies and practices followed by the Company, which conform with generally accepted accounting principles and prevailing practices within the banking industry:
Accounting Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and affect income and expense for the years presented. Actual results could differ significantly from those estimates. Material estimates particularly susceptible to significant change in

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
the near-term relate to the determination of the allowance for credit losses, fair value of other real estate owned, the fair value of impaired loans, leases, and estimations of fair value of financial instruments held as investments.
The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiary after elimination of all material intercompany balances and transactions.
Cash Flows
Cash and cash equivalents include cash, deposits due from banks, federal funds sold and interest bearing deposits. During the year, balances in due from banks and federal funds sold may exceed the federally insured limit. Management monitors the excess balances and does not consider this concentration of credit risk significant. Cash and cash equivalents have maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value. Cash flows from loans, loans held for sale, amortization of securities, securities sold under agreements to repurchase, Federal Home Loan Bank advances, bank stock transactions, and deposits are reported net.
Concentration of Risk
Most of the Bank’s business activity is with customers residing within Sumter, Lake and Marion counties in Florida. Therefore, the Bank’s exposure to credit risk is significantly affected by changes in the economy of these counties and the surrounding areas where customers are employed.
Investment Securities
Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when the securities may be sold prior to maturity in connection with changes in market interest rates, liquidity needs, or other reasons. The securities classified in the available-for-sale portfolio have been reflected at their aggregate fair value in the accompanying consolidated statements of financial conditions. Unrealized holding gains (losses), net of related income tax effects, have been reflected as a separate component of stockholders’ equity and included in other comprehensive income, net of tax. Amortization of premiums and accretion of discounts are recognized in interest income as yield adjustments, in a manner, which approximates the interest method. Realized gains and losses on disposition are recorded in noninterest income on the trade date, based on the net proceeds from, and adjusted carrying amount of the security sold, using the specific identification method.
The Bank uses a systematic methodology to determine its ACL for debt securities held-to-maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held-to-maturity portfolio. The Bank monitors the held-to-maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. As of June 30, 2025 and December 31, 2024, the Bank had no held-to-maturity securities, respectively, and no related valuation account.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
The Bank evaluates available-for-sale securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criterion regarding intent or requirement to sell is met, the security’s unrealized loss is recognized in earnings with a corresponding adjustment to the security’s amortized cost basis. If either of the above criteria is not met for debt securities available for sale, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. If the evaluation indicates that a credit loss exists, the Bank recognizes an allowance for credit losses (“ACL”), limited to the amount by which the fair value is less than the amortized cost basis. Refer to Note 3 for additional information related to the ACL for available-for-sale securities. Any impairment not recognized through an ACL is recognized in other comprehensive income, net of tax, as a non credit-related impairment.
The Bank has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the balance sheets. Accrued interest receivable on debt securities totaled $16,124,303 and $15,572,756 as of June 30, 2025 and December 31, 2024, respectively. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the months ended June 30, 2025 and year ended December 31, 2024.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Management has determined that aggregate costs equates to fair value based on the intent to hold loans for a short period of time. Mortgage loans originated within Fannie Mae criteria were sold directly to Fannie Mae during 2025 and 2024.
Loans
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of any charge-offs, the allowance for credit losses, and unamortized deferred loan origination fees and costs. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized to interest income as a yield adjustment over the contractual life of the related loan. Interest income is recognized on a level yield basis.
Loans — General (Segments and Classes)
The Company has segmented the loan portfolio by related types of loans. Segments of loans include: (1) Consumer Lending, (2) Commercial Lending, and (3) Residential Real Estate Lending. Further, each segment of loans is divided into classes based on common characteristics. The Bank’s primary lending activities are contained within Lake, Sumter and Marion Counties, and the borrower’s ability to honor their

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
contractual obligation to repay is significantly influenced by the general economic conditions of this area. Consumer Lending consists of originated consumer purpose loans that are commonly small balances secured by automobiles, golf carts, boats, and other recreational vehicles or are unsecured.
Commercial Lending contains five classes: (1) Commercial Loans, (2) Owner-Occupied Commercial Real Estate (CRE), (3) Non Owner-Occupied Commercial Real Estate (CRE), (4) Vacant Land, and (5) Syndicate Loans. Commercial Loans include originated business-purpose loans and lines of credit secured by equipment, accounts/contracts receivable, business assets or unsecured. Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where at least 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of small to mid-size medical, office, retail, and warehouse properties.
Non Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where less than 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of retail plazas and strip centers, hotels and motels, or leased medical, office, retail, and warehouse properties. Vacant Land loans consist of loans secured by vacant property (no buildings) and include commercial building sites, tracts of acreage for development, residential building lots, and farmland.
Syndicate Loan activity consists of purchasing a direct assignment of a portion of a much larger credit. The credits are typically originated by very large global financial institutions to large corporate borrowers and are commonly referred to as Shared National Credits (SNC). The originating institutions typically sell the credit exposure in an active secondary market to various market participants including banks, CLOs, insurance companies, and other institutional investors. The loans are typically originated to fund major corporate initiatives such as mergers and acquisitions, debt refinance, and other capital structuring transactions. The loans are typically secured by all business assets of the borrower including a guarantee from substantial domestic and international entities.
Residential Real Estate Lending contains two classes: (1) Home Equity Lines of Credit, and (2) one to four Family Residential Loans (non-revolving). Home Equity Lines of Credit are originated lines of credit offered for creditworthy purposes that may be secured by either a first or second mortgage lien position against a borrower’s principal residence.
One to four Family Residential Loans (non-revolving) consist of originated loans offered to construct, purchase or refinance a one to four family residential property. Loans are generally first mortgage lien position and amortizing over a 15 to 30 year period, although shorter-term second mortgages may be granted as well.
Loans — Nonaccrual
Generally, all classes of loans are placed on nonaccrual status upon becoming contractually past due 90 days or more as to principal or interest (unless the loan is well secured, in the process of collection, or renewal and/or continued accrual has been approved by the Board of Directors). When a loan is placed on nonaccrual, any accrued and unpaid interest receivable is reversed from income and the loan is accounted for on a cash basis.
Payments received on nonaccrual loans are applied to reduce the recorded investment in the loan, or may be recorded as income, on a cash basis, if evidence supports the full repayment of the loan. A loan may be returned to accrual status when all delinquent principal and interest payments become current with a history of timely payments (typically six months) and evidence supports the expectation of timely future payments.
Interest income on loans is accrued based upon the principal amount outstanding. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
discontinued when either reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to principal or interest. All interest previously accrued but not collected is reversed against current period income if, in the judgment of management, it is not considered fully collectible. Income on such loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.
Allowance for Credit Losses
The allowance for credit losses (“ACL”) is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Expected credit losses are reflected in the ACL through a charge to provision for credit losses. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the reserve. We maintain the ACL at an appropriate level for expected losses for the remaining estimated contractual term of the assets or exposures as of the balance sheet date.
The Bank’s methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions over a period that has been determined to be reasonable and supportable, to the identified pools of loans with similar risk characteristics for which the historical loss experience was observed.
The Bank’s uses a discount cash flow methodology for estimating the ACL which considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodology considers bank and peer group historical loss information along with loan terms, payment streams, maturity date or remaining term to maturity, prepayment speeds, interest rates, probability of default and loss given default rates, and discount rates. Qualitative factors are incorporated into the model calculations to estimated expected losses that may not be adequately represented in our quantitative methods or economic assumptions.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Expected cash flows are calculated for each individual loan and then aggregated to calculate the reserve requirement for the pool of loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Bank.
Individually Evaluated Assets
Loans that do not share similar risk characteristics with a pool of loans are evaluated on an individual basis. For collateral dependent loans where the Bank has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Bank expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The Bank may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.
Allowance by Portfolio Segments
The Company determines a separate allowance for each portfolio segment (Consumer Lending, Commercial Lending and Residential Real Estate Lending). The allowance for credit losses attributable to each portfolio segment, which includes both individually analyzed credits and credits that are not individually analyzed, is combined to determine the Company’s overall allowance, which is included on the consolidated statements of financial condition and available for all loan credit loss exposures.
Economic factors considered during our review consists of the following: (1) levels of and trends in delinquencies and individually analyzed loans (including modified loans); (2) levels of and trends in charge-offs and recoveries; (3) migration of loans to the classification of special mention, substandard or doubtful; (4) trends in volume and terms of loans; (5) effects of any changes in risk selection and underwriting standards; (6) other changes in lending policies, procedures and practices; (7) experience, ability and depth of lending management and other relevant staff; (8) national and local economic trends and conditions; (9) industry conditions; and (10) effects of changes in credit concentration.
The following describes the risk characteristics relevant to each of the portfolio classes:
Consumer Lending — Consumer Lending generally possesses a lower inherent risk than other portfolio segments for the Company. The segment generally includes a larger number of credits relative to segment balance. Local economic conditions can affect the borrower’s capacity to repay; however, due to the highly conservative nature, the loss history has remained relatively stable in this segment. Generally speaking, the Consumer Lending segment typically does not have loans that are individually analyzed or meets nonaccrual status because the loans would be charged off or collateral repossessed prior to reaching a triggering event for either status.
Commercial Lending — Commercial Lending represents the largest portfolio segment and has the propensity to be impacted by the local economic conditions more than other lending segments. Loans in this segment are primarily originated to small and medium sized local business borrowers. Loans within this segment would be placed on nonaccrual status if they are 90 days or more past due unless certain criteria are met. Loans are individually analyzed based on the information available, if it becomes reasonably probable that the borrower will be unable to repay the contractual terms of the debt in a reasonable time period. All loan related losses and recoveries are posted through the allowance for all segments.
Residential Real Estate Lending — Residential Lending represents the second largest portfolio segment. Because the majority of loans are secured by the borrower’s principal residence, economic conditions relevant to individual borrowers, such as employment levels, salary trends and cost of living factors have the greatest impact on the ability to repay debt. Loans within this segment would be placed on nonaccrual status if they are 90 days or more past due unless certain criteria are met. Loans are individually analyzed based on the information available, if it becomes reasonably probable that the borrower will be unable to repay the contractual terms of the debt in a reasonable time period.
Although management believes the allowance to be adequate, actual losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions, and other factors. If management and the Board of Directors determine that the changes are warranted based on those reviews, the assumptions for the allowance calculation are adjusted. All loan related losses and recoveries are posted through the allowance for all segments.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
In addition, the Bank’s primary regulators, the FDIC and State of Florida, as an integral part of their examination process, review the adequacy of the allowance. The Federal Reserve regulates the Company and conducts periodic examinations as well. These regulatory agencies may require adjustments to the allowance based on their judgment about information available at the time of their examinations.
Participations
Purchased participation loans must meet the credit standards of the Bank with regard to adequacy of financial reports, information regarding management, records of past operations, future prospects, purpose of loan, and ability to repay. Purchased participation loans will also require the same level of documentation and conformance with loan policy as all other loans except that copies may be received from the originating bank instead of original documents. The Executive Loan Committee or the Board of Directors must approve all participations within their respective authority.
Allowance for Credit Losses — Loans (Prior to the Adoption of ASU 2016-13)
Prior to the adoption of ASU 2016-13, the ACL was an amount that represented a reserve for probable incurred losses in the loan portfolio. The ACL was evaluated on a regular basis by management and was based upon management’s periodic review of various risks in the loan portfolio highlighted by historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation was inherently subjective as it required estimates that were susceptible to significant revision as more information became available. The ACL evaluation did not include the effects of expected losses on specific loans or groups of loans that were related to future events or expected changes in economic conditions.
The allowance for loan losses consisted of specific, general and unallocated components. The specific component included loans management considered impaired and other loans or groups of loans that management classified with higher risk characteristics. For such loans that were classified as impaired, an allowance was established when the discounted cash flows, collateral value, or observable market price of the impaired loan was lower than the carrying value of that loan. The general component covered non-classified loans and was based on historical loss experience adjusted for qualitative factors. An unallocated component may have been maintained to cover uncertainties that could have affected management’s estimate of probable losses. The unallocated component of the allowance reflected the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
The Bank segregated the loan portfolio by type of loan and utilized this segregation in evaluating exposure to risks within the portfolio. In addition, based on internal reviews and external reviews performed by independent loan reviewers and regulatory authorities, the Bank further segregated the loan portfolio by loan grades based on an assessment of risk for a particular loan or group of loans. In establishing allowances, management considered historical loan loss experience but adjusted this data with a significant emphasis on data such as risk ratings, current loan quality trends, current economic conditions, and other factors in the markets where the Bank operates. Factors considered include, among others, concentrations of credit, changes in trends of volume of classified loans, and current economic conditions.
Loan Commitments and Financial Instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Bank’s exposure to credit loss

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.
The Bank records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company’s consolidated statements of income. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees and is included in other liabilities on the Company’s consolidated balance sheets.
Other Real Estate Owned
Other Real Estate Owned consists of properties acquired through foreclosure or by deed in lieu of foreclosure. At the time of acquisition, such properties are recorded at fair value of the property less estimated cost to sell establishing a new cost basis. Any loss arising from foreclosure is charged against the allowance for credit losses. Gains and losses on the sale of Other Real Estate Owned, write-downs resulting from periodic reevaluation of the property and revenues and expenses associated with holding the properties are charged to other noninterest income or expense. Legal expenses and other direct costs associated with foreclosure actions are also included in the accompanying consolidated statements of income in other noninterest expense. As of June 30, 2025 and December 31, 2024, the Bank reports $0 in Other Real Estate Owned.
Servicing
Servicing assets are recognized as separate assets when rights are retained or acquired through sale or purchase of financial assets. Capitalized servicing rights are amortized into service fee income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.
Servicing assets derived from loans originated are carried at the lower of cost or market. Loans serviced for FNMA under the Bank’s seller-servicer number totaled approximately $2.59 billion and $2.58 billion at June 30, 2025 and December 31, 2024, respectively. The balance of capitalized servicing assets related to loans sold directly to FNMA as of June 30, 2025 and December 31, 2024 was approximately $18,948,000 and $17,834,000, respectively. The fair value of those rights as calculated by an independent third-party as of June 30, 2025 and December 31, 2024 was approximately $28,612,000 and $31,931,000, respectively.
Derivative Financial Instruments
GAAP requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments.
The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, the difference between current levels of interest rates and the committed rates is also considered.
The Bank manages the interest rate risk on rate lock commitments by entering into forward loan sale contracts, whereby the selling party obtains the right to deliver residential loans to investors in the future at a specified yield. Such contracts are accounted for as derivatives and, along with related fees paid to investors, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on the estimated amounts that the Bank would receive or pay to terminate the commitment at the reporting date.
Premises and Equipment
Premises and equipment are stated at cost less accumulated amortization and depreciation. Improvements to leased property are amortized over the shorter of the estimated useful lives of the improvements or the life of the lease. It is the policy of the Bank to provide depreciation based on the estimated useful life of individual assets, calculated using the straight-line method. Estimated useful lives range as follows:
Years
Bank building and improvements	30 – 40
Leasehold improvements	15
Furniture, fixtures and equipment	3 – 7
Vehicles	3 – 5
Advertising Costs
Advertising costs are expensed as incurred.
Income Taxes
Federal and state income taxes are provided on income reported for financial statement purposes and include both current and deferred income tax expense. The Company uses the asset and liability method of accounting for income taxes as required by the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, and has adopted FASB, ASC 740-10, Accounting for Uncertainty in Income Taxes.
Current income tax expense is recorded to reflect income taxes to be paid or refunded based upon the tax returns filed with the appropriate taxing agencies. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. Deferred tax assets are recognized subject to management’s judgment that realization is “more likely than not.” The change in deferred taxes attributable to the carrying value of investments categorized as available-for-sale and the amortization of the transfer premium of held-to-maturity investments is recognized as a change in stockholders’ equity.
The change in deferred income taxes attributable to all other timing differences is recognized as deferred income tax expense or benefit as previously described. The tax benefit related to operating loss and tax credit carry forwards, if any, are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
The Corporation calculates tax on a separate return basis and files consolidated federal and state income tax returns with its subsidiary. Federal and state income taxes are allocated between the Corporation and its subsidiary in proportion to the respective contributions to consolidated taxable income.
The Company recognizes interest and penalties, if any, as a component of income tax expense. Generally, the federal and state income taxes filed by the Company are subject to examination for three years from due date of the tax return.
Comprehensive Income
Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Items to be recognized under accounting standards as components of comprehensive income are displayed in the consolidated statements of changes in stockholders’ equity.
The unrealized gain or loss of investment securities available-for-sale, net of the applicable deferred income taxes are included in a separate component of stockholders’ equity on the consolidated statements of financial condition.
Reverse Mortgage Program
During 2020, the Bank entered into separate broker relationships with American Advisors Group for the purpose of originating reverse mortgages in the Bank’s market area. Prior to this, a separate broker relationship existed with Sun West Mortgage Company. Certain officers of the Bank are responsible for interviewing prospective applicants and taking applications for reverse mortgages. All applications and decisions are managed by American Advisors Group, who will make a decision on the loan application, document the loan, and fund each mortgage.
The Bank receives a fee from the purchasing entity for every reverse mortgage that is closed and funded.
Nondeposit Investment Products (NDIP)
The Bank has entered into an Investment Services Agreement with Osaic Institutions Inc., to provide nondeposit investment products, including securities brokerage, investment advisory and insurance product services to the general public, depositors and other customers of the Bank, through the Bank’s branch locations. The Bank receives revenue sharing payments for NDIP as outlined in the Agreement.
Revenue Recognition
The Bank recognizes revenue in accordance with Accounting Standards Codification 606 (collectively, “ASC 606”), which: (1) creates a single framework for recognizing revenue from contracts with customers that fall within its scope, and (2) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as foreclosed assets. The majority of the Bank’s revenues come from interest income and other sources, including loans, leases and securities that are outside the scope of ASC 606. The Bank’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Bank satisfies its obligation to the customer. Services within the scope of ASC 606 include customer service fees, interchange income, and the sale of foreclosed assets. Refer to Note 18, Revenue from Contracts with Customers, for further discussion on the Bank’s accounting policies for revenue sources within the scope of ASC 606.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
Reclassifications
Management of the Company periodically revises its classification of certain items within the consolidated financial statements in order to provide a more meaningful presentation of the Company’s financial position, results of operations and cash flows. In those cases, where revisions in presentation have been adopted in the 2025 consolidated financial statements, the corresponding 2024 balances have also been reclassified to enhance comparability between periods.
Subsequent Events
Management has evaluated subsequent events through August 14, 2025 the date the financial statements were available to be issued.
Recently Adopted Accounting Pronouncement
On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables, loan commitments, leases, financial guarantees, and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available for sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.
The Bank adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures. Results for reporting periods beginning after Janaury1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded no increase or decrease to retained earnings as of January 1, 2023 for the cumulative effect of adopting ASC 326. The transition adjustment includes no impact to retained earnings due to an increase in the allowance for unfunded commitments.
In addition, for available for sale debt securities, the new methodology replaces the other-than-temporary impairment model and requires the recognition of an allowance for reductions in a security’s fair value attributable to declines in credit quality, instead of a direct write-down of the security when a valuation decline is determined to be other-than-temporary. There was no financial impact related to this implementation. The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in accrued interest receivable in the consolidated balance sheets.
ASU No. 2022-02: Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). ASU 2022-02 eliminates the troubled debt restructuring (“TDR”) measurement and recognition guidance and requires that entities evaluate whether the modification represents a new loan or a continuation of an existing loan consistent with the accounting for other loan modifications. Additional disclosures relating to modifications to borrowers experiencing financial difficulty are required under ASU 2022-02. ASU 2022-02 also requires disclosure of current-period gross write-offs. The Company adopted this ASU effective January 1, 2023 on a prospective basis.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES
The amortized cost and fair value of securities, with gross unrealized gains and losses are as follows for Available-For-Sale (AFS):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
June 30, 2025
U.S. government and agencies	$36,551,384	$—	$(306,386)	$36,244,998
Mortgage-backed securities
Residential	439,373,402	1,864,820	(8,012,501)	433,225,721
Commercial	446,158,825	2,200,575	(4,575,260)	443,784,140
Asset backed	591,993	—	(1,234)	590,759
Total mortgage-backed securities	886,124,220	4,065,395	(12,588,995)	877,600,620
Collateralized mortgage obligations	283,091,902	1,950,404	(7,696,838)	277,345,468
Obligations of states and political subdivisions	572,629,321	—	(48,389,276)	524,240,045
Corporate bonds	809,042,331	2,342,159	(46,359,863)	765,024,627
Small business administration	34,622,041	42,469	(74,640)	34,589,870
Total AFS debt securities	$2,622,061,199	$8,400,427	$(115,415,998)	$2,515,045,628
December 31, 2024
U.S. government and agencies	$72,893,635	$—	$(649,276)	$72,244,359
Mortgage-backed securities
Residential	417,391,712	402,662	(14,474,426)	403,319,948
Commercial	420,414,850	350,743	(8,253,006)	412,512,587
Asset backed	4,021,025	136	(23,334)	3,997,827
Total mortgage-backed securities	841,827,587	753,541	(22,750,766)	819,830,362
Collateralized mortgage obligations	275,528,242	260,194	(9,927,787)	265,860,649
Obligations of states and political subdivisions	579,367,671	—	(52,991,709)	526,375,962
Corporate bonds	785,234,196	469,856	(66,765,754)	718,938,298
Small business administration	38,917,511	10,494	(160,002)	38,768,003
Total AFS debt securities	$2,593,768,842	$1,494,085	$(153,245,294)	$2,442,017,633

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
The following table reflects the Bank’s gross unrealized losses aggregated by the length of time that individual securities have been in a continuous loss position, as of June 30, 2025 and December 31, 2024. The determination of whether a security has been in a continuous loss position is based upon a monthly determination of the market value of the security:
	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
June 30, 2025
Available-for-sale
U.S. Treasury bills	$—	$—	$—	$—	$—	$—
U.S. government and agencies	—	$—	$36,244,998	$(306,386)	36,244,998	(306,386)
Mortgage-backed securities
Residential	253,460,717	(6,844,576)	16,870,994	(1,167,924)	270,331,711	(8,012,500)
Commercial	43,543,687	(140,345)	240,441,338	(4,434,914)	283,985,025	(4,575,259)
Asset-backed	—	—	590,759	(1,234)	590,759	(1,234)
Total mortgage-backed securities	297,004,404	(6,984,921)	257,903,091	(5,604,072)	554,907,495	(12,588,993)
Collateralized mortgage obligations	16,776,056	(48,827)	123,482,704	(7,648,010)	140,258,760	(7,696,837)
Obligations of states and political subdivisions	—	—	524,240,045	(48,389,276)	524,240,045	(48,389,276)
Corporate bonds	48,438,536	(551,605)	502,273,158	(45,808,258)	550,711,694	(46,359,863)
Small business administration	9,711,463	(27,688)	8,057,099	(46,952)	17,768,562	(74,640)
Total available-for-sale	$371,930,459	$(7,613,041)	$1,452,201,095	$(107,802,954)	$1,824,131,554	$(115,415,995)
December 31, 2024
Available-for-sale
U.S. government and agencies	$—	$—	$72,244,359	$(649,276)	$72,244,359	$(649,276)
Mortgage-backed securities
Residential	340,591,819	(13,024,400)	14,144,397	(1,450,026)	354,736,216	(14,474,426)
Commercial	122,300,848	(2,079,392)	252,771,026	(6,173,614)	375,071,874	(8,253,006)
Asset-backed	—	—	3,703,818	(23,334)	3,703,818	(23,334)
Total mortgage-backed securities	462,892,667	(15,103,792)	270,619,241	(7,646,974)	733,511,908	(22,750,766)
Collateralized mortgage obligations	105,868,845	(1,195,606)	126,570,570	(8,732,181)	232,439,415	$(9,927,787)
Obligations of states and political subdivisions	—	—	526,375,961	(52,991,709)	526,375,961	(52,991,709)
Corporate bonds	113,183,735	(2,077,812)	521,793,294	(64,687,942)	634,977,029	(66,765,754)
Small business administration	25,134,164	(83,056)	8,066,138	(76,946)	33,200,302	(160,002)
Total available-for-sale	$707,079,411	$(18,460,266)	$1,525,669,563	$(134,785,028)	$2,232,748,974	$(153,245,294)

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
On June 30, 2025, the Bank held 535 investment securities having unrealized loss positions. No ACL has been recognized on available for sale securities in an unrealized loss position as management does not believe any of the securities are impaired due to reasons of credit quality. This is based upon an analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors related to available for sale securities and in consideration of historical credit loss experience and internal forecasts. The issuers of these securities continue to make timely principal and interest payments under the contractual terms of the securities. Furthermore, the Bank does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that they will not have to sell any such securities before a recovery of cost.
The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.
Proceeds from sales of investment securities classified as available-for-sale during the six months ended June 30, 2025 and the year ended December 31, 2024 were $8,525,700 and $150,471,358, respectively, with gross gains of $59,018 and $560,550, respectively, and gross losses of $0 and $3,616,994, respectively.
In computing recognized gains and losses, cost is determined using specific identification of securities.
At June 30, 2025, investment securities with an amortized cost of $553,910,430 and fair value of $537,194,472 were pledged to secure public deposits, borrowings and for other purposes required or permitted by law or repurchase agreements. At December 31, 2024, investment securities with an amortized cost of $530,073,692 and fair value of $506,474,744 were pledged to secure public deposits, borrowings and for other purposes required or permitted by law or repurchase agreements.
The amortized cost and fair value of debt securities are shown by remaining contractual maturity. The remaining contractual principal maturities for mortgage-backed securities do not consider prepayments. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Estimated Fair Value
Available-for-sale
Within one year	$37,504,158	$37,122,306
Due from one to five years	841,509,689	797,424,323
Due from five to ten years	847,947,920	813,612,257
Due after ten years	895,099,432	866,886,742
Total available-for-sale	$2,622,061,199	$2,515,045,628
Total Available-for-Sale	$2,622,061,199	$2,515,045,628
As discussed in Note 2, the Bank follows the investment categorization and carrying value provisions required by FASB ASC 320-10, Investments in Debt and Equity Securities. Under this guidance, the unrealized gains or losses on investment securities available-for-sale, net of the applicable deferred income taxes, are shown as a component of comprehensive income and as a separate component of stockholders’ equity in the consolidated statements of financial condition.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
The following is a summary of the effects on the statements of changes in stockholders’ equity as of June 30, 2025 and December 31, 2024:
	June 30, 2025	December 31, 2024
Gross unrealized losses on investment Securities available-for-sale	$(107,015,570)	$(151,751,209)
Deferred tax asset on unrealized losses	26,004,783	36,875,545
Balance as of June 30, 2025 and December 31, 2024 in stockholders’ equity	$(81,010,787)	$(114,875,664)
The following tabulation presents the net change in unrealized gains or losses on available for-sale securities that are shown as a component of stockholders’ equity and comprehensive income:
	June 30, 2025	December 31, 2024
Increase (decrease) in unrealized gains (losses)	$44,735,639	$(12,548,945)
Increase (decrease) in related deferred income taxes (benefits)	(10,870,762)	3,049,395
Net decrease in stockholders’ equity	$33,864,877	$(9,499,550)
Federal Home Loan Bank Stock:   The Federal Home Loan Bank stock is carried at cost of $2,791,400 and $2,608,800 at June 30, 2025 and 2024, respectively. The stock is considered restricted and the amount is required to be maintained by the Bank based on a percentage of total assets.
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at year-end were as follows:
	Loan Balance
	June 30, 2025	December 31, 2024
Classes of loans
Consumer loans	$5,645,736	$6,419,104
Commercial loans	176,932,468	198,515,777
Owner-occupied CRE	95,733,506	95,611,278
Non owner-occupied CRE	291,879,642	265,524,331
Vacant land	133,536,540	99,034,444
Syndicate loans	268,564,974	275,754,655
Home equity lines of credit	82,347,352	77,256,771
1 – 4 family residential	284,468,946	267,193,258
Total loans	1,339,109,164	1,285,309,618
Allowance for credit losses	(23,276,189)	(23,148,418)
Net loans	$1,315,832,975	$1,262,161,200

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ended June 30, 2025 and 2024:
	Consumer Lending	Commercial Lending	Residential Real Estate Lending	Total
Balance, December 31, 2024	$31,679	$19,100,270	$4,016,469	$23,148,418
Charge-offs	(4,590)	—	(38,301)	(42,891)
Recoveries	—	2,400	18,262	20,662
Net (charge-offs) recoveries	(4,590)	2,400	(20,039)	(22,229)
(Recovery of) provisions for credit losses	7,065	(49,542)	192,477	150,000
Balance, June 30, 2025	$34,154	$19,053,128	$4,188,907	$23,276,189
Balance, December 31, 2023	$83,511	$17,908,508	$2,541,328	$20,533,347
Charge-offs	—	—	—	—
Recoveries	—	2,400	20,888	23,288
Net (charge-offs) recoveries	—	2,400	20,888	23,288
(Recovery of) provisions for credit losses	(14,552)	537,081	302,471	825,000
Balance, June 30, 2024	$68,959	$18,447,989	$2,864,687	$21,381,635
The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2024:
Balance, December 31, 2023	$83,511	$17,908,508	$2,541,328	$20,533,347
Charge-offs	—	—	—	—
Recoveries	12	4,800	45,259	50,071
Net (charge-offs) recoveries	12	4,800	45,259	50,071
(Recovery of) provisions for credit losses	(51,844)	1,186,962	1,429,882	2,565,000
Balance, December 31, 2024	$31,679	$19,100,270	$4,016,469	$23,148,418
Collateral Dependent Loans
The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of June 30, 2025 and December 31, 2024:
	June 30, 2025
	Cash	Commercial Real Estate	Residential Real Estate	Other
Consumer loans	$—	$—	$—	$—
Commercial loans	528,903	—	—	—
Owner-occupied CRE	382,983	556,734	—	—
Home equity lines of credit	—	—	195,093	—
1 – 4 family residential	—	—	13,001,899	—
Total	$911,886	$556,734	$13,196,992	$—

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
	December 31, 2024
	Cash	Commercial Real Estate	Residential Real Estate	Other
Consumer loans	$—	$—	$—	$32,727
Commercial loans	566,674	—	—	—
Owner-occupied CRE	—	556,734	—	—
Home equity lines of credit	—	—	341,451	—
1 – 4 family residential	—	—	1,059,659	—
Total	$566,674	$556,734	$1,401,110	$32,727
Nonaccrual and Past Due Loans
The following table presents the aging of the recorded investment in past due loans as of June 30, 2025 and December 31, 2024 by class of loans:
	30 – 59 Days Past Due	60 – 89 Days Past Due	Total Past Due	Loans Past Due Over 90 Days Still Accruing	Nonaccrual Loans With an ACL	Nonaccrual Loans Without an ACL	Loans Not Past Due	Total
June 30, 2025
Consumer loans	$11,617	$4,057	$15,674	$—	$—	$—	$5,630,062	$5,645,736
Commercial loans	—	—	—	—	386,468	—	176,546,000	176,932,468
Owner-occupied CRE	245,753	—	245,753	—	—	556,734	94,931,019	95,733,506
Non owner-occupied CRE	—	—	—	—	—	—	291,879,642	291,879,642
Vacant land	—	—	—	—	—	—	133,536,540	133,536,540
Syndicate loans	—	—	—	—	—	—	268,564,974	268,564,974
Home equity lines of credit	100,000	—	100,000	—	—	125,152	82,122,200	82,347,352
1 – 4 family residential (non-revolving)	—	149,020	149,020	—	—	753,182	283,566,744	284,468,946
Total	$357,370	$153,077	$510,447	—	$386,468	$1,435,068	$1,336,777,181	$1,339,109,164
December 31, 2024
Consumer loans	$23,047	$9,312	$32,359	$—	$—	$27,432	$6,359,313	$6,419,104
Commercial loans	160,585	—	160,585	—	406,090	—	197,949,102	198,515,777
Owner-occupied CRE	—	—	—	—	—	556,734	95,054,544	95,611,278
Non owner-occupied CRE	—	—	—	—	—	—	265,524,331	265,524,331
Vacant land	—	—	—	—	—	—	99,034,444	99,034,444
Syndicate loans	—	—	—	—	—	—	275,754,655	275,754,655
Home equity lines of credit	—	69,998	69,998	—	63,545	271,453	76,851,775	77,256,771
1 – 4 family residential (non-revolving)	—	—	—	122,328	—	839,550	266,231,380	267,193,258
Total	$183,632	$79,310	$262,942	$122,328	$469,635	$1,695,169	$1,282,759,544	$1,285,309,618

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
Credit Risk Management
In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.
Credit Quality Indicators:   The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Bank for further deterioration or improvement and to determine if those loans are appropriately classified and properly measured for impairment.
Credit Risk Profile and Credit Quality Indicators:   The Bank uses the following definitions for risk ratings:

•
Pass — loans in this category have strong asset quality and liquidity along with a multi-year track record of profitability.

•
Special Mention — loans in this category are currently protected but are potentially weak. The credit risk may be relatively minor, yet constitute an increased risk in light of the circumstances surrounding a specific loan.

•
Substandard — loans in this category show signs of continuing negative financial trends and unprofitability and, therefore, are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any.

•
Doubtful — loans in this category are illiquid and highly leveraged, have negative net worth, cash flow, and continuing trend of serious losses. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the asset, its classification as loss is deferred until its more exact status may be determined.

•
Loss — loans in this category are considered uncollectible and of such little value that their continuance as bankable loans is not warranted. This classification does not mean that the loan has no recovery value, but that it is not practical to defer writing it off, even though partial recovery may be affected in the future. Such credits should be recommended for charge-off.

Loans excluded from the scope of the periodic loan review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of the deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, or doubtful.
Consumer Lending — For the purposes of monitoring the credit quality and risk characteristics of the Consumer Lending portfolio segment, and because of the relative size of this segment in relation to the remainder of the loan portfolio, the Bank does not disaggregate this segment beyond a single class-Consumer Loans. The Bank considers repayment performance as the best indicator of credit quality for the Consumer Lending portfolio. Loans in this segment that are 30 days or more past their scheduled due date are considered higher risk.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
The following table summarizes the credit risk profile of the Bank’s consumer lending segment by class, at June 30, 2025 and December 31, 2024:
	Higher Risk Loans	All Other Loans	Total Loans
June 30, 2025
Consumer Loans	$—	$5,645,736	$5,645,736
December 31, 2024
Consumer Loans	$32,726	$6,386,378	$6,419,104
Commercial Lending:   For the purposes of monitoring the credit quality and risk characteristics of the Commercial Lending portfolio segment, the Bank disaggregates the segment into the following five classes: (1) Commercial Loans; (2) Owner-Occupied CRE; (3) Non Owner-Occupied CRE; (4) Vacant Land; and (5) Syndicate Loans.
The Bank experienced minimal changes in the commercial loan and owner occupied CRE classes in 2024. At year-end, no syndicate loans were classified as high risk.
The following table summarizes the credit risk profile of the Bank’s commercial lending segment, by class, at June 30, 2025 and December 31, 2024:
	Pass	Special Mention	Substandard	Total Loans
June 30, 2025
Commercial loans	$170,521,439	$5,882,126	$528,903	$176,932,468
Owner-occupied CRE	94,303,912	489,877	939,717	95,733,506
Non owner-occupied CRE	279,867,743	2,297,968	9,713,931	291,879,642
Vacant land	130,992,459	2,544,081	—	133,536,540
Syndicate loans	268,564,974	—	—	268,564,974
Total	$944,250,527	$11,214,052	$11,182,551	$966,647,130
	Pass	Special Mention	Substandard	Total Loans
December 31, 2024
Commercial loans	$188,903,992	$9,045,111	$566,674	$198,515,777
Owner-occupied CRE	94,403,322	651,222	556,734	95,611,278
Non owner-occupied CRE	239,175,355	26,348,976	—	265,524,331
Vacant land	96,490,063	2,544,381	—	99,034,444
Syndicate loans	275,754,655	—	—	275,754,655
Total	$894,727,387	$38,589,690	$1,123,408	$934,440,485
Residential Real Estate Lending:   For the purposes of monitoring the credit quality and risk characteristics of the Residential Real Estate Lending portfolio segment, the Bank disaggregates the segment into the following two classes: (1) Home Equity Lines of Credit, and (2) One to Four Family Residential (non-revolving).

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
The following table summarizes the risk profile of the Bank’s residential real estate lending segment, by class, at June 30, 2025 and December 31, 2024:
	Pass	Special Mention	Substandard	Total Loans
June 30, 2025
Home equity lines of credit	$82,152,259	$—	$195,093	$82,347,352
1 – 4 family residential (non-revolving)	281,368,959	—	3,099,987	284,468,946
Total	$363,521,218	$—	$3,295,080	$366,816,298
	Pass	Special Mention	Substandard	Total Loans
December 31, 2024
Home equity lines of credit	$76,915,320	$—	$341,451	$77,256,771
1 – 4 family residential (non-revolving)	266,175,853	—	1,017,405	267,193,258
Total	$343,091,173	$—	$1,358,856	$344,450,029
Modifications to Borrowers Experiencing Financial Difficulty
The Bank periodically provides modifications to borrowers experiencing financial difficulty. These modifications include either payment deferrals, term extensions, interest rate reductions, principal forgiveness or combinations of modification types. The determination of whether the borrower is experiencing financial difficulty is made on the date of the modification. When principal forgiveness is provided, the amount of principal forgiveness is charged off against the allowance for credit losses with a corresponding reduction in the amortized cost basis of the loan. A modified loan is tracked for at least 12 months following the modifications granted.
There was one loan modified to a borrower experiencing financial difficulty during the six months ended June 30, 2025. The Bank has no unfunded commitments to borrowers experiencing financial difficulty for which the Bank has modified their loans as of June 30, 2025.
NOTE 5:   PREMISES AND EQUIPMENT
	June 30, 2025	December 31, 2024
Land and land improvements	$9,870,591	$9,870,591
Bank building and improvements	36,378,780	36,359,598
Furniture, fixtures and equipment	15,045,968	14,674,101
Computer equipment and software	8,274,651	8,105,360
Vehicles	261,141	261,141
Construction in progress	3,836,911	2,140,850
	73,668,042	71,411,641
(Accumulated depreciation and amortization)	(28,014,493)	(27,699,450)
Total premises and equipment, net	$45,653,549	$43,712,191
Depreciation and amortization expense related to premises and equipment totaled $1,530,833 and $3,126,086 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5:   PREMISES AND EQUIPMENT (continued)
Construction in progress as of June 30, 2025 and December 31, 2024, represents various small projects and upgrades to buildings. There are no ongoing contracts outstanding.
NOTE 6:   DEPOSITS
Time deposits that meet or exceed the FDIC Insurance limit of $250,000 for the six months ended June 30, 2025 and at year-end 2024 were $134,296,913 and $139,712,637, respectively.
A summary of interest-bearing deposits is as follows at June 30, 2025 and December 31, 2024:
	June 30, 2025	December 31, 2024
Demand	$1,837,574,748	$1,798,607,749
Savings	345,825,368	346,845,053
Time	699,947,463	682,648,840
Total interest-bearing deposits	$2,883,347,579	$2,828,101,642
Time deposit maturities for future years are presented in the following table:
Year	Amount
2025	$555,222,065
2026	138,208,030
2027	4,252,820
2028	1,387,380
2029	699,009
2030	178,159
Total	$699,947,463
Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at June 30, 2025 are as follows:
Amount
Three months or less	$192,923,781
Three through twelve months	213,876,829
Over twelve months	4,088,568
Total	$410,889,178
A summary of interest on deposits is as follows:
	June 30, 2025	December 31, 2024
Interest-bearing demand deposits	$13,230,973	$29,354,305
Savings	210,623	444,338
Time deposits of $250,000 or more	2,727,314	5,955,561
Other time deposits	11,499,901	23,298,513
Total	$27,668,811	$59,052,717

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7:   SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
The Bank sells government agency securities to selected customers under agreements to repurchase these securities. They are generally accounted for as secured borrowings and are recorded at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The agreements mature daily and are renewable at the option of the Bank and the purchaser. Rates paid on funds received under these agreements averaged 2.42% and 4.18% at June 30, 2025 and December 31, 2024, respectively. At June 30, 2025 and December 31, 2024, the securities sold under these agreements had an aggregate fair value of $262,863,362 and $283,422,647, respectively. These securities remain under the control of the Bank.
Liability for securities sold under repurchase agreements averaged $169,237,670 and $123,905,298 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. The maximum amount outstanding at any month-end totaled $260,337,025 and $200,827,158 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.
NOTE 8:   FEDERAL HOME LOAN BANK ADVANCES
The Bank had $0 outstanding advances from the Federal Home Loan Bank of Atlanta (FHLB) at June 30, 2025 and December 31, 2024. Specific mortgage loans and securities with a market value of $308,882,642 and $218,430,597 at June 30, 2025 and December 31, 2024, respectively, were pledged to the FHLB as collateral in the event the Bank requests future advances.
The average balance of the advances was $0 and $54,648 and the maximum amounts were $0 and $10,000,000 outstanding for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.
NOTE 9:   SALARY CONTINUATION AND DEFERRED COMPENSATION PLANS
The Company has adopted a Salary Continuation Plan (the “Plan”), which provides defined benefits payable over seventeen years to selected former Executive Officers upon retirement, death or disability. The Plan is not funded and the Company provides for the projected benefit obligation by charges to earnings over the estimated service life of the Executive Officers.
The Company also adopted a Deferred Compensation Plan (the “DC Plan”) for a selected former Executive Officer. The DC Plan is a nonqualified executive benefit plan where the former executive voluntarily elected to defer some of his compensation in exchange for the Company’s promise to pay a deferred benefit. The DC Plan is funded per the agreement and the Company pays annually an 8% crediting rate on the account balance.
At June 30, 2025 and December 31, 2024, the actuarial present value of the accumulated and projected benefit obligation of the Plan together with the outstanding liability of the DC Plan was approximately $908,562 and $980,605, respectively, based on an 8% discount rate and 8% crediting rate. This amount is included in other liabilities in the accompanying consolidated statements of financial condition. Service and interest costs (the actuarial present value of benefits attributed to the services of the Executive Officers during the year) related to the Plan totaled approximately $36,231 and $83,506 in the first six months of 2025 and the year ended 2024, respectively.
In connection with the above Plans, the Bank has life insurance policies in force. The Bank is the named beneficiary of the policies. The aggregate cash surrender value of the policies at June 30, 2025 and December 31, 2024, was $4,679,822 and $4,627,342, respectively, included in other assets. The increase in cash surrender value of these policies for 2025 and 2024, net of premiums, amounted to approximately $52,480 and $105,138, respectively, and has been included in other income. The surrender charge is not considered material to the Bank’s overall financial position and, therefore, is not recorded in the consolidated financial statements.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10:   SALARY SAVINGS PLAN
The Bank has a salary savings plan 401(k), which covers substantially all employees age 21 or over. Eligible employees may elect to contribute a portion of their earnings to the plan. The Bank’s maximum matching contribution rate is 5% based on the employees’ contribution rate. The Bank’s contributions to the salary savings plan totaled $604,340 and $1,044,532 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.
NOTE 11:   COMMITMENTS AND CONTINGENT LIABILITIES
Financial Instruments with Off-Balance Sheet Risk
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to interest rate fluctuations. These financial instruments include commitments to extend credit and interest rate caps and floors written, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
Unfunded loan commitments and available lines of credit consist of the following category types:
	June 30, 2025	December 31, 2024
Home equity loans	$134,459,000	$133,485,000
Residential and consumer	4,525,000	2,770,000
Commercial real estate and land development	63,943,000	104,992,000
Commercial and industrial	35,796,000	35,028,000
Total unfunded and available lines of credit	$238,723,000	$276,275,000
These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received. The Bank’s exposure to credit loss in the event of nonperformance by the other party to these consolidated financial statements is represented by the contractual amount of those instruments. The credit and collateral policies applied in extending these commitments are essentially the same as those required by the Bank for the financial instruments, which are included in the accompanying consolidated statements of financial condition. For interest rate floors and caps, the contract or notional amounts do not represent exposure to credit loss.
The Bank evaluates each borrower’s credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank, if any, is based upon management’s credit evaluation of the borrower. Such collateral may include real estate, receivables, inventory, vehicles and equipment, or other types of assets.
The unfunded loan commitments and available lines of credit are to the Bank’s customers and similar to the demographic and geographic characteristics as the loan portfolio. Since the Bank’s loan commitments often expire without being drawn upon, the total amount of these commitments does not necessarily represent a required future use of the Bank’s cash or cash equivalents.
The Bank maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11:   COMMITMENTS AND CONTINGENT LIABILITIES (continued)
losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded commitments is separately classified on the balance sheet within Other Liabilities.
The following table presents the balance and activity in the allowance for credit losses for unfunded commitments for the six months ended June 30, 2025:
Allowance for Credit Losses- Unfunded Commitments
June 30, 2025
Beginning balance	$2,435,000
Change in unfunded commitments	—
Ending balance	$2,435,000
Interest Rate Lock Commitments
Total outstanding commitments to extend credit subject to interest rate lock commitments at June 30, 2025 and December 31, 2024 were $26.1 million and $23.0 million, respectively. The fair value of interest rate lock commitments at June 30, 2025 and December 31, 2024 were $566,711 and $327,541, respectively, and are included in other assets in the accompanying statements of financial condition.
Forward Loan Sale Contracts
The Bank utilizes forward loan sale contracts to mitigate the interest rate risk inherent in the Bank’s mortgage loan pipeline and held-for-sale portfolio. Forward loan sale contracts are contracts for delayed delivery of mortgage loans. The Bank agrees to deliver on a specified future date, a specified instrument, at a specified price or yield.
However, the contract may allow for cash settlement. The credit risk inherent to the Bank arises from the potential inability of counterparties to meet the terms of their contracts. In the event of non-acceptance by the counterparty, the Bank would be subject to the credit risk of the loans retained. The notional amounts of forward loan sale contracts outstanding at June 30, 2025 and December 31, 2024 were $1.8 million and $5.7 million, respectively. The fair value of forward loan sale commitments were $37,311 and $66,549 at June 30, 2025 and December 31, 2024, respectively, and are included in other assets in the accompanying statements of financial condition.
Available Lines of Credit and Advances
The Bank has available lines of credit at five institutions both secured and unsecured of $155,000,000 as of June 30, 2025. Additionally, the Bank has available advances from the Federal Home Loan Bank of $308,882,642 and $218,430,597 of which $0 and $0 had been drawn down as of June 30, 2025 and December 31, 2024, respectively.
Standby and Performance Letters of Credit
The Bank has standby letters of credit commitments of $12,949,706, with $0 disbursed as of June 30, 2025.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11:   COMMITMENTS AND CONTINGENT LIABILITIES (continued)
The Bank has performance letters of credit commitments of $1,246,000, with $0 disbursed as of June 30, 2025.
NOTE 12:   LEASES
Lease Commitments
The Bank leases three bank branch buildings, one house for temporary housing of employees, three branch ground leases and five office space locations under non-cancellable operating leases. These leases contain varying renewal options and require the Bank to pay real estate taxes, insurance, and other costs. The leases are with related parties.
The consolidated Statements of Financial Position presents operating lease ROU assets of $11,991,876 and operating lease liabilities of $11,952,496 as of June 30, 2025.
Operating lease cost is recognized on a straight-line basis over the lease term and is included in occupancy and equipment expenses within noninterest expenses on the consolidated statements of income.
As of June 30, 2025, the weighted-average remaining lease term was 35.7 years, and the weighted-average discount rate was 3.61% for operating leases recognized in our consolidated financial statements.
The future minimum lease commitments at June 30, 2025 under non-cancelable operating leases are summarized as follows:
Year
2025	$446,941
2026	812,643
2027	720,544
2028	709,544
2029	665,493
Thereafter	16,632,350
Total lease payments	19,987,515
Less: imputed interest	(8,035,019)
Net lease liabilities	$11,952,496
Rental expense included in operations for the six months ended June 30, 2025 and 2024 was $351,924 and $429,219, respectively.
NOTE 13:   RELATED PARTY TRANSACTIONS
Legal Matters
The Corporation and Bank are parties to various legal actions and claims arising in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on consolidated operations or financial position.
Loans to Related Parties
In the normal course of business, the Bank grants loans to related parties. Related parties include directors and certain officers of the Corporation and its subsidiary and their immediate family members

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13:   RELATED PARTY TRANSACTIONS (continued)
and respective affiliates in which they have a controlling interest. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with customers, and did not involve more than the normal risk of collectability.
The following table shows the loan activity with related parties for the six months ended June 30, 2025 and the year ended December 31, 2024:
	6/30/2025	12/31/2024
Beginning balance, January 1	$308,953	$—
Additions: new loans	—	388,529
Deletions: loan payments	(16,906)	(79,576)
Ending balance	$292,047	$308,953
Unfunded lines of credit to related parties	$15,292,685	$15,292,682
Deposits and Repurchase Agreements
As of June 30, 2025 and December 31, 2024, $113,679,455 and $195,210,790, respectively, of the securities sold under repurchase agreements are with related parties. Funds received under these agreements bear interest at 2.38% and 4.13% at June 30, 2025 and December 31, 2024, respectively.
As of June 30, 2025 and December 31, 2024, there are demand and time deposits to related parties, the Bank’s majority ownership, Villages Corporation, and other numerous related companies. These transactions are conducted in the normal course of business with terms substantially the same as those prevailing for comparable transactions with customers.
NOTE 14:   FAIR VALUE MEASUREMENTS
Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Bank uses to derive fair value measurements. These strata include:

•
Level 1 — Valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume).

•
Level 2 — Valuations, where the valuation is based on quoted market prices for similar instruments traded in normal active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company−specific data. These unobservable assumptions reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   FAIR VALUE MEASUREMENTS (continued)
In instances where more than one level of input exists for assets or liabilities, the lowest level of input that is significant to the fair value measurement in its entirety will be used in determining the fair value hierarchy. The Bank’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The primary financial instruments that the Bank carries at fair value include securities available for sale.
Classification in the fair value hierarchy of financial instruments is based on the criteria set forth in ASC 820. Financial instruments that have significantly limited or unobservable trading activity (i.e., inactive markets), such that the estimates of fair value include significant unobservable inputs, are classified as Level 3 instruments. The values were generally based on proprietary models or nonbinding broker price indications that estimated the credit and liquidity risk.
The classification of an instrument as Level 3 versus Level 2 involves judgment based on a variety of subjective factors. A market is considered “inactive” based on whether significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Bank evaluates such factors as the number of recent transactions in either, the primary or secondary markets, whether price quotations are current, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence of) new issuances and the availability of public information.
Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate.
The assumptions used to estimate the value of an instrument where the market was inactive were based on the Bank’s assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and included considerations of illiquidity in the current market environment. Where the Bank determined that a significant decrease in the volume and level of activity had occurred, the Bank was then required to evaluate whether significant adjustments were required to market data to arrive at an exit price.
Derivatives
The Bank values loan commitments and forward loan sales contracts based on quoted prices for similar assets and liabilities in active markets. As such, significant fair value inputs can generally be verified and do not typically involve significant judgment by management. Accordingly, the fair value of loan commitments and forward loan sales contracts are classified as Level 2.
Securities
Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include government sponsored obligations and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, management classifies those securities in Level 3.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   FAIR VALUE MEASUREMENTS (continued)
Investments available for sale and derivative financial instruments fair valued on a recurring basis at June 30, 2025 and December 31, 2024 were classified as follows:
			Fair Value Measurements
	Carrying Amount	Fair Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2025
U.S. government and agencies	$36,244,998	$36,244,998	$36,244,998	$—
Mortgage-backed securities	877,600,620	877,600,620	877,600,620	—
Collateralized mortgage obligations	277,345,468	277,345,468	277,345,468	—
Obligations of state and political Subdivisions	524,240,045	524,240,045	524,240,045	—
Corporate bonds	765,024,627	765,024,627	765,024,627	—
Small business administration	34,589,870	34,589,870	34,589,870	—
Interest rate lock commitments	566,711	566,711	566,711	—
Forward loan sale contracts	37,311	37,311	37,311	—
December 31, 2024
U.S. government and agencies	$72,244,359	$72,244,359	$72,244,359	$—
Mortgage-backed securities	819,830,362	819,830,362	819,830,362	—
Collateralized mortgage obligations	265,860,649	265,860,649	265,860,649	—
Obligations of state and political Subdivisions	526,375,961	526,375,962	526,375,962	—
Corporate bonds	718,938,298	718,938,298	718,938,298	—
Small business administration	38,768,003	38,768,003	38,768,003	—
Interest rate lock commitments	327,541	327,541	327,541	—
Forward loan sale contracts	66,549	66,549	66,549	—
Nonrecurring Basis Measurement
Certain other assets are measured at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower of cost or fair value accounting or write-downs of individual assets due to impairment. For assets measured at fair value on a nonrecurring basis, the following description provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets at June 30, 2025 and December 31, 2024.
Other Real Estate Owned (OREO)
These assets are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair value is based on third-party appraisals considering the assumptions in the valuation and is considered Level 2 or Level 3 inputs. At June 30, 2025 and December 31, 2024, the balance of other real estate owned was $0 and $0, respectively.
Individually Evaluated and Impaired Loans
Nonrecurring fair value adjustments to loans reflect full or partial write-downs that are based on the loan’s observable market price or current appraised value of the collateral. Since the market for impaired

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   FAIR VALUE MEASUREMENTS (continued)
loans is not active, loans subjected to nonrecurring fair value adjustments based on the loan’s observable market price are generally classified as Level 2.
Loans subjected to nonrecurring fair value adjustments based on the current appraised value of the collateral may be classified as Level 2 or Level 3 depending on the type of asset and the inputs to the valuation. When appraisals are used to determine impairment and the appraisals are based on a market approach incorporating a dollar-per-square-foot multiple, the related loans are classified as Level 2.
If the appraisals require significant adjustments to market-based valuation inputs or apply an income approach based on unobservable cash flows to measure fair value, the related loans subjected to nonrecurring fair value adjustments are typically classified as Level 3 due to the fact that Level 3 inputs are significant to the fair value measurement. The following table shows loans classified as Level 3 due to appraisals, cash flow analysis, and internal evaluations.
Assets measured at fair value on a nonrecurring basis are as follows:
June 30, 2025	Level 3
Collateral dependent loans	$14,665,612
December 31, 2024	Level 3
Collateral dependent loans	$2,557,245
Fair Value of Financial Instruments:   The following methods and assumptions were used to estimate the fair value of each class of financial instruments, other than Investment Securities, Impaired Loans, and Other Real Estate Owned as noted on the previous page, for which it is practicable to estimate that value:

•
Cash and Due from Banks and Federal Funds Sold

For those short-term instruments, the carrying amount is considered a reasonable estimate of fair value.

•
Interest-Bearing Deposits in Bank

Interest-bearing deposits in banks mature within three months and are carried at cost, which is considered a reasonable estimate of fair value.

•
Bank Stocks

Bank stocks are only redeemable with the issuer at par and cannot be traded in the market. As such, no significant observable market data for these instruments is available.

•
Loans

For variable rate loans, fair values were based on repricing dates. The fair values of fixed-rate loans were based on discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently charged by the Bank on comparable loans as to credit risk and term. Syndicate Loans fair value was priced on the year-end quotes from the active trading market.

•
Servicing Rights

The Bank values mortgage servicing rights based upon the use of independent third-party valuation experts and supported by discounted cash flow models and analysis of current data. The key assumptions include prepayment speeds, loan delinquency, cost to service and discount rates. The

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   FAIR VALUE MEASUREMENTS (continued)
fair value of these servicing rights are classified as Level 2. These are carried at the lower of cost or market on the balance sheet.

•
Deposits

The fair value of demand deposits is, equal to the carrying value of such deposits. Demand deposits include noninterest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Actual maturities have been used to value fixed-rate term deposits. The discount rates were based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.
These estimated fair values do not include the intangible value of core deposit relationships, which comprise a portion of the Bank’s deposit base. Management believes that the Bank’s core deposit relationships provide a relatively stable, low-cost funding source, which has a substantial intangible value separate from the value of the deposit balances.

•
Federal Home Loan Bank Advances and Securities Sold Under Repurchase Agreement

The carrying amount is a reasonable estimate of fair value.

•
Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value.

•
Commitments to Extend Credit

Substantially all of the Bank’s commitments to extend credit are at variable rates and are subjected to the same credit criteria as for recognized loans receivable. The variable rates ascribed to these commitments to extend credit and standby letters of credit approximate market rates for such instruments. Accordingly, the carrying amount is considered a reasonable estimate of fair value.
The estimated fair values of the Bank’s financial instruments are as follows:
June 30, 2025	Carrying Amount	Fair Value
Financial assets
Cash and due from banks, and federal funds sold	$96,354,462	$96,354,462
Interest-bearing deposits in banks	14,431,073	14,431,073
Investment securities Available-for-sale	2,515,045,628	2,515,045,628
Bank stocks	3,041,600	3,041,600
Loans held for sale	9,053,931	9,053,931
Loans receivable	1,339,109,164	1,320,461,069
Interest receivable	20,503,652	20,503,652
Interest rate lock commitments	566,711	566,711
Forward loan sale contracts	37,311	37,311
Mortgage servicing rights	18,948,116	28,612,436
Financial liabilities
Deposits	$3,453,435,970	$3,137,872,000
FHLB advances	—	—
Securities sold under repurchase agreements	143,172,091	143,172,091
Interest payable	10,954,163	10,954,163
Unrealized financial instruments
Unfunded loan commitments and available lines of credit	$238,723,000	$238,723,000

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   FAIR VALUE MEASUREMENTS (continued)
December 31, 2024	Carrying Amount	Fair Value
Financial assets
Cash and due from banks, and federal funds sold	$106,453,947	$106,453,947
Interest-bearing deposits in banks	16,408,441	16,408,441
Investment securities Available-for-sale	2,442,017,633	2,442,017,633
Bank stocks	2,859,100	2,859,100
Loans held for sale	11,150,099	11,150,099
Loans receivable	1,285,309,618	1,259,545,901
Interest receivable	20,322,057	20,322,057
Interest rate lock commitments	327,541	327,541
Forward loan sale contracts	66,549	66,549
Mortgage servicing rights	17,834,397	31,930,885
Financial liabilities
Deposits	$3,347,502,898	$3,025,462,000
FHLB advances	—	—
Securities sold under repurchase agreements	200,827,158	200,827,158
Interest payable	12,802,518	12,802,518
Unrealized financial instruments
Unfunded loan commitments and available lines of credit	$276,275,000	$276,275,000
NOTE 15:   REGULATORY MATTERS
Florida Banking Statutes limit the amount of dividends that may be paid by the Bank to the Corporation without prior approval of the Bank’s regulatory agency. Retained earnings of the Bank, which may be paid to the Corporation as dividends without prior approval totaled approximately $132,583,430 and $132,782,000, at June 30, 2025 and December 31, 2024, respectively. However, actual amounts available to be paid would be subject to management’s decision to maintain certain capital ratios of the Bank.
The Corporation and Bank are also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Corporation and Bank are subject to an institution-specific capital buffer, which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. The Corporation and Bank’s capital conservation buffer at June 30, 2025 was 12.8454%. Management believes, as of June 30, 2025 and December 31, 2024, that the Corporation and Bank meets all capital adequacy requirements to which they are subject.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   REGULATORY MATTERS (continued)
As of December 31, 2024, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The capital categories as established by the regulatory agencies, as well as the capital ratios of the Corporation and Bank at June 30, 2025 and December 31, 2024 are on the following page.
	Actual Amount	Ratio	Minimum Capital Amount	Ratio(1)	Minimum to be Well Capitalized Under Prompt Corrective Action Provision
					Amount		Ratio
Actual capital ratios as of June 30, 2025
Total capital (to risk weighted assets)
Villages Bancorporation, Inc.	$571,095,000	20.84%	$287,696,640	10.500%	$	n/a	n/a
Citizens First Bank	570,371,000	20.82%	287,696,640	10.500%		273,996,800	10.00%
Tier I capital (to risk weighted assets)
Villages Bancorporation, Inc.	545,384,000	19.90%	232,897,280	8.500%		n/a	n/a
Citizens First Bank	544,660,000	19.88%	232,897,280	8.500%		219,197,440	8.00%
Common Equity Tier I (to risk weighted assets)
Villages Bancorporation, Inc.	545,384,000	19.90%	191,797,760	7.000%		n/a	n/a
Citizens First Bank	544,660,000	19.88%	191,797,760	7.000%		178,097,920	6.50%
Tier I capital (to average assets)
Villages Bancorporation, Inc.	545,384,000	13.32%	163,758,840	4.00%		n/a	n/a
Citizens First Bank	544,660,000	12.83%	169,866,920	4.00%		212,333,650	5.00%
Actual capital ratios as of December 31, 2024
Total capital (to risk weighted assets)
Villages Bancorporation, Inc.	$548,186,000	20.30%	$283,475,220	10.500%	$	n/a	n/a
Citizens First Bank	547,107,000	20.26%	283,475,220	10.500%		269,976,400	10.00%
Tier I capital (to risk weighted assets)
Villages Bancorporation, Inc.	522,603,000	19.36%	229,479,940	8.500%		n/a	n/a
Citizens First Bank	521,524,000	19.32%	229,479,940	8.500%		215,981,120	8.00%
Common Equity Tier I (to risk weighted assets)
Villages Bancorporation, Inc.	522,603,000	19.36%	188,983,480	7.000%		n/a	n/a
Citizens First Bank	521,524,000	19.32%	188,983,480	7.000%		175,484,660	6.50%
Tier I capital (to average assets)
Villages Bancorporation, Inc.	522,603,000	12.52%	166,903,160	4.00%		n/a	n/a
Citizens First Bank	521,524,000	12.50%	166,929,120	4.00%		208,661,400	5.00%

(1)
includes impact of capital conservation buffer.

The Bank may be required to maintain reserve balances with the Federal Reserve Bank based on a specified percentage of deposits. The was no required reserves to be maintained on hand or at the Federal Reserve Bank as of June 30, 2025 and December 31, 2024.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16:   REVENUE FROM CONTRACTS WITH CUSTOMERS
All of the Bank’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following table presents the Bank’s sources of non-interest income for the six months ended June 30, 2025 and 2024. Items outside the scope of ASC 606 are noted as such.
		2025	2024
Non-interest income
Investment gains (losses), net	(a)	$59,018	$(3,056,444)
Gain on sales of loans	(a)	5,235,126	5,038,632
Gain on sales of other real estate owned	(a)	(1,785)	—
Service charges on deposit accounts		1,765,818	1,694,503
Nondeposit service income	(a)	1,204,738	973,371
Loan servicing fees	(a)	3,076,804	3,074,202
Mortgage banking activities	(a)	(263,491)	90,207
Other income		731,175	722,146
Total non-interest income		$11,807,403	$8,536,617

(a)
Not within the scope of ASC 606

A description of the Bank’s significant revenue streams accounted for under ASC 606 follows:
Service Charges on Deposit Accounts:   Service charges on deposit accounts revenue is earned through cash management, account maintenance, statement rendering, stop payment charges and other deposit-related services, including overdraft, non-sufficient funds, and other deposit-related fees. Revenue is recognized for these services either over time, corresponding with deposit accounts’ monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.
Other Noninterest Income:   Other noninterest income includes check order upcharges, building space rental income, merchant services income and other miscellaneous income items.
Check order upcharges and merchant services income are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request.
Building space rental and other miscellaneous income items are recognized over time, on a monthly basis, as the Bank’s performance obligation for services is satisfied.

2024 ANNUAL REPORT
CITIZENS FIRST BANK
Member FDIC

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR’S REPORT
VILLAGES BANCORPORATION, INC.
AND SUBSIDIARY
THE VILLAGES, FLORIDA
DECEMBER 31, 2024

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

Independent Auditor’s Report	D-47
Consolidated Statements of Financial Condition	D-50
Consolidated Statements of Income	D-51
Consolidated Statements of Comprehensive Income (Loss)	D-52
Consolidated Statements of Changes in Stockholders’ Equity	D-53
Consolidated Statements of Cash Flows	D-54
Notes to Consolidated Financial Statements	D-55 – D-87
Management’s Report Regarding the Statement of Management’s Responsibilities, Compliance with Designated Laws and Regulations, And Management’s Assessment of Internal Control Over Financial Reporting	D-88 – D-89

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors
Villages Bancorporation, Inc.
The Villages, Florida
Report on the Financial Statements and Internal Control
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated financial statements of Villages Bancorporation, Inc. and Subsidiary, which comprise the consolidated statements of financial condition as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Villages Bancorporation, Inc. and Subsidiary as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We also have audited Citizens First Bank’s internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Villages Bancorporation, Inc. and Subsidiary’s, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Basis for Opinions
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audits of the Financial Statements and Internal Control over Financial Reporting section of our report. We are required to be independent of Villages Bancorporation, Inc. and Subsidiary, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Responsibilities of Management for the Financial Statements and Internal Control over Financial Reporting
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of effective internal control over financial reporting relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Management is also responsible for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control.
1401 MANATEE AVENUE WEST, SUITE 1200 • BRADENTON, FLORIDA 34205 • 941-747-4483 • FAX 941-747-6035 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Villages Bancorporation, Inc. and Subsidiary’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audits of the Financial Statements and Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and about whether effective internal control over financial reporting was maintained in all material respects, and to issue an auditor’s report that includes our opinions.
Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of financial statements or an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material misstatement or a material weakness when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered to be material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit of financial statements and an audit of internal control over financial reporting in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.

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Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the financial statement audit in order to design audit procedures that are appropriate in the circumstances.

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Obtain an understanding of internal control over financial reporting relevant to the audit, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

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Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

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Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Villages Bancorporation, Inc. and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the financial statement audit.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity’s internal control over financial reporting is a process affected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. Because management’s assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of Villages Bancorporation, Inc. and Subsidiary’s internal control over financial reporting included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Federal Financial

Institutions Examination Council instructions for the Consolidated Reports of Condition and Income (FFIEC 041). An entity’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Bradenton, Florida
March 12, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
DECEMBER 31, 2024 AND 2023
ASSETS
	2024	2023
Assets
Cash and due from banks	$17,006,249	$31,802,831
Federal funds sold	89,447,698	97,608,612
Interest-bearing deposits in banks	16,408,441	6,974,751
Total cash and cash equivalents	122,862,388	136,386,194
Investment securities
Available-for-sale, fair value (amortized cost $2,593,768,842 and $2,369,832,961, respectively)	2,442,017,633	2,230,630,696
Bank stocks, at cost	2,859,100	2,930,300
Loans held for sale	11,150,099	9,151,380
Loans	1,285,309,618	1,225,800,183
Allowance for credit losses	(23,148,418)	(20,533,347)
Net loans	1,262,161,200	1,205,266,836
Premises and equipment, net	43,712,191	41,848,037
Right of use assets	10,694,438	12,880,601
Deferred tax asset	41,597,317	37,939,742
Other assets	50,427,394	49,769,204
Total assets	$3,987,481,760	$3,726,802,990
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$519,401,256	$509,719,801
Interest-bearing	2,828,101,642	2,628,481,121
Total deposits	3,347,502,898	3,138,200,922
Securities sold under repurchase agreements	200,827,158	178,626,350
Federal Home Loan Bank Advances	—	—
Lease liabilities, operating leases	10,677,143	13,073,825
Accrued interest payable and other liabilities	20,747,940	20,169,404
Total liabilities	3,579,755,139	3,350,070,501
Stockholders’ equity
Common Stock, $5.00 par value, 3,000,000 shares Authorized; 733,312 and 733,312 issued and outstanding	3,666,560	3,666,560
Additional paid-in capital	15,267,482	15,267,482
Retained earnings	503,668,243	463,174,561
Accumulated other comprehensive loss	(114,875,664)	(105,376,114)
Total stockholders’ equity	407,726,621	376,732,489
Total liabilities and stockholders’ equity	$3,987,481,760	$3,726,802,990
See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
	2024	2023
Interest and dividend income
Loans (including fees)	$73,463,949	$65,221,598
Investment securities	81,565,705	67,953,609
Dividends from FHLB stock	202,200	227,987
Federal funds sold and interest bearing deposits	6,701,735	6,991,619
Total interest and dividend income	161,933,589	140,394,813
Interest expense
Deposits	59,052,716	35,914,468
Short-term borrowing and repurchase agreements	5,840,637	8,025,982
Total interest expense	(64,893,353)	(43,940,450)
Net interest income	97,040,236	96,454,363
Provision for credit losses	(1,800,000)	(2,000,000)
Net interest income after provision for credit losses	95,240,236	94,454,363
Non-interest income
Investment (loss) gains, net	(3,056,444)	(2,663,907)
Gain on sale of loans	9,499,761	9,609,319
Gain on sale of other real estate owned	—	108,376
Service charges on deposit accounts	3,524,398	3,287,193
Nondeposit service income	2,037,841	1,996,846
Other income	8,590,081	7,931,748
Total non-interest income	20,595,637	20,269,575
Non-interest expenses
Salaries and employee benefits	34,125,156	34,186,474
Occupancy and equipment	8,007,568	8,255,000
Professional services and consultant fees	2,216,790	1,804,384
Network, data processing	7,549,628	6,817,792
FDIC and state assessments	2,160,457	2,084,263
Other	8,343,361	8,416,958
Total non-interest expenses	(62,402,960)	(61,564,871)
Income before income taxes	53,432,913	53,159,067
Income tax (expense)	(12,939,231)	(9,980,106)
Net income	$40,493,682	$43,178,961
See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
	2024	2023
Net income	$40,493,682	$43,178,961
Other comprehensive income (loss), net of tax
Change in unrealized (losses) gains on investment securities, net of tax of ($3,999,705) and $16,243,849	(11,781,338)	47,847,091
Add (less) reclassification adjustment for realized losses included in net income, net of tax of ($774,656) and ($675,167)	2,281,788	1,988,738
Total other comprehensive income (loss), net of tax	(9,499,550)	49,835,829
Comprehensive income	$30,994,132	$93,014,790
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2022	733,312	$3,666,560	$15,267,482	$419,995,600	$(155,211,943)	$283,717,699
Change in unrealized losses on securities available for sale, net of tax	—	—	—	—	47,847,091	47,847,091
Reclassification of certain tax effects	—	—	—	—	1,988,738	1,988,738
Net income	—	—	—	43,178,961	—	43,178,961
Balance, December 31, 2023	733,312	3,666,560	15,267,482	463,174,561	(105,376,114)	376,732,489
Change in unrealized losses on securities available for sale, net of tax	—	—	—	—	(11,781,338)	(11,781,338)
Reclassification of certain tax effects					2,281,788	2,281,788
Net income	—	—	—	40,493,682	—	40,493,682
Balance, December 31, 2024	733,312	$3,666,560	$15,267,482	$503,668,243	$(114,875,664)	$407,726,621
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
	2024	2023
Cash flows from operating activities
Net income	$40,493,682	$43,178,961
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,800,000	2,000,000
Net amortization of securities	9,266,148	18,096,197
Depreciation and amortization	3,126,086	3,269,383
(Gain) on disposal/exchange of premises and equipment	(349,857)	(488,806)
Loss on sale of securities (available-for-sale)	3,056,444	2,663,907
Changes in operating assets and liabilities
Net (increase) decrease in loans held for sale	(1,998,719)	1,091,166
Decrease (increase) in deferred tax benefit	3,657,575	(15,264,358)
(Increase) decrease in accrued interest receivable and other assets	(4,923,945)	12,090,053
Increase in accrued interest payable and other liabilities	368,018	14,050,535
Net cash provided by operating activities	54,495,432	80,687,038
Cash flows from investing activities
Available for sale securities
Purchases	(636,858,471)	(339,670,298)
Maturities, prepayments and calls	250,128,639	322,011,966
Proceeds from sales	150,471,358	235,918,897
Net (increase) in loans	(58,694,365)	(18,756,453)
Bank stock, net	71,200	5,939,100
Purchases of premises and equipment	(6,157,817)	(1,282,389)
Disposal of premises and equipment	1,517,434	2,770,050
Net cash (used in) provided by investing activities	(299,522,022)	206,930,873
Cash flows from financing activities
Net increase (decrease) in noninterest-bearing deposits	9,681,455	(107,912,239)
Net increase in interest-bearing deposits	199,620,521	1,265,449
Net increase in securities sold under repurchase agreements	22,200,808	60,887,323
Net (decrease) in Federal Home Loan Bank advances	—	(156,000,000)
Net cash provided by (used in) financing activities	231,502,784	(201,759,467)
Net (decrease) increase in cash and cash equivalents	(13,523,806)	85,858,444
Cash and cash equivalents, beginning of year	136,386,194	50,527,750
Cash and cash equivalents, end of year	$122,862,388	$136,386,194
Supplemental Disclosure of Cash Flow Information
Noncash activities
Change in net unrealized holding gains (loss) on securities available-for-sale	$(12,548,945)	$65,833,330
Income taxes paid	$12,521,767	$11,883,907
Interest paid	$65,720,329	$54,156,855
See accompanying notes.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS
Villages Bancorporation, Inc. (the “Corporation”) is a bank holding company incorporated in the State of Florida in 1992. The consolidated financial statements include the accounts of the bank holding company and its wholly owned subsidiary, Citizens First Bank (the “Bank”), which are collectively known as the Company. All significant intercompany accounting transactions have been eliminated in consolidation.
The Corporation’s subsidiary, Citizens First Bank, (the “Bank”) is a state-chartered bank organized to offer a full range of banking services to individual and corporate customers through its main and branch offices in The Villages, and secondary markets of Lake, Sumter and Marion Counties, Florida. The Bank commenced operations on July 1, 1991. Effective January 2, 1993, the Corporation exchanged its common shares on a one-for-one basis with all shareholders of the Bank.
The Bank’s profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon the Bank’s interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand.
Additionally, the Bank’s profitability is affected by such factors as the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate.
The Bank is subject to competition from other financial institutions and operates under the principal supervision and regulation of the Federal Deposit Insurance Corporation (FDIC) and the State of Florida. Consequently, the Bank undergoes periodic examinations by those regulatory authorities. The Company is regulated by the Federal Reserve and undergoes periodic examinations by that Regulator.
In August 2016, the subsidiary Bank became a Fannie Mae approved lender and signed a mortgage selling and servicing contract. The Bank sold approximately $407 million and $410 million of loans to FNMA and retained the related servicing rights during 2024 and 2023, respectively.
On August 24, 2018, the Company purchased a branch from an unaffiliated third-party. The Branch is located in their primary market area and the purchase primarily included deposit relationships with existing customers. Deposits of approximately $26 million and loans of approximately $300,000 were included in the purchase. The purchase resulted in a core deposit intangible and fair value adjustment that were not material to the Company.
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES
The following is a description of the significant accounting policies and practices followed by the Company, which conform with generally accepted accounting principles and prevailing practices within the banking industry:
Accounting Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and affect income and expense for the years presented. Actual results could differ significantly from those estimates. Material estimates particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, the fair value of collateral dependent loans, leases, and estimations of fair value of financial instruments held as investments.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiary after elimination of all material intercompany balances and transactions.
Cash Flows
Cash and cash equivalents include cash, deposits due from banks, federal funds sold and interest bearing deposits. During the year, balances in due from banks and federal funds sold may exceed the federally insured limit. Management monitors the excess balances and does not consider this concentration of credit risk significant. Cash and cash equivalents have maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value. Cash flows from loans, loans held for sale, amortization of securities, securities sold under agreements to repurchase, Federal Home Loan Bank advances, bank stock transactions, and deposits are reported net.
Concentration of Risk
Most of the Bank’s business activity is with customers residing within Sumter, Lake and Marion counties in Florida. Therefore, the Bank’s exposure to credit risk is significantly affected by changes in the economy of these counties and the surrounding areas where customers are employed.
Investment Securities
Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when the securities may be sold prior to maturity in connection with changes in market interest rates, liquidity needs, or other reasons. The securities classified in the available-for-sale portfolio have been reflected at their aggregate fair value in the accompanying consolidated statements of financial conditions. Unrealized holding gains (losses), net of related income tax effects, have been reflected as a separate component of stockholders’ equity and included in other comprehensive income, net of tax. Amortization of premiums and accretion of discounts are recognized in interest income as yield adjustments, in a manner, which approximates the interest method. Realized gains and losses on disposition are recorded in noninterest income on the trade date, based on the net proceeds from, and adjusted carrying amount of the security sold, using the specific identification method.
The Bank uses a systematic methodology to determine its ACL for debt securities held-to-maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held-to-maturity portfolio. The Bank monitors the held-to-maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. As of December 31, 2024 and 2023, the Bank had no held-to-maturity securities, respectively, and no related valuation account.
The Bank evaluates available-for-sale securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criterion regarding intent or requirement to sell is met, the security’s unrealized loss is recognized in earnings with a corresponding adjustment to the security’s amortized

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
cost basis. If either of the above criteria is not met for debt securities available for sale, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. If the evaluation indicates that a credit loss exists, the Bank recognizes an allowance for credit losses (“ACL”), limited to the amount by which the fair value is less than the amortized cost basis. Refer to Note 3 for additional information related to the ACL for available-for-sale securities. Any impairment not recognized through an ACL is recognized in other comprehensive income, net of tax, as a non credit-related impairment.
The Bank has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the balance sheets. Accrued interest receivable on debt securities totaled $15,572,756 and $16,364,557 as of December 31, 2024 and 2023, respectively. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the years ended December 31, 2024 and 2023.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Management has determined that aggregate costs equates to fair value based on the intent to hold loans for a short period of time. Mortgage loans originated within Fannie Mae criteria were sold directly to Fannie Mae during 2024 and 2023.
Loans
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of any charge-offs, the allowance for credit losses, and unamortized deferred loan origination fees and costs. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized to interest income as a yield adjustment over the contractual life of the related loan. Interest income is recognized on a level yield basis.
Loans — General (Segments and Classes)
The Company has segmented the loan portfolio by related types of loans. Segments of loans include: (1) Consumer Lending, (2) Commercial Lending, and (3) Residential Real Estate Lending. Further, each segment of loans is divided into classes based on common characteristics. The Bank’s primary lending activities are contained within Lake, Sumter and Marion Counties, and the borrower’s ability to honor their contractual obligation to repay is significantly influenced by the general economic conditions of this area. Consumer Lending consists of originated consumer purpose loans that are commonly small balances secured by automobiles, golf carts, boats, and other recreational vehicles or are unsecured.
Commercial Lending contains five classes: (1) Commercial Loans, (2) Owner-Occupied Commercial Real Estate (CRE), (3) Non Owner-Occupied Commercial Real Estate (CRE), (4) Vacant Land, and

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
(5) Syndicate Loans. Commercial Loans include originated business-purpose loans and lines of credit secured by equipment, accounts/contracts receivable, business assets or unsecured. Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where at least 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of small to mid-size medical, office, retail, and warehouse properties.
Non Owner-Occupied CRE loans consist of loans secured by commercial real estate (land and building) where less than 50% of the underlying collateral property is occupied by the owner. Property types frequently consist of retail plazas and strip centers, hotels and motels, or leased medical, office, retail, and warehouse properties. Vacant Land loans consist of loans secured by vacant property (no buildings) and include commercial building sites, tracts of acreage for development, residential building lots, and farmland.
Syndicate Loan activity consists of purchasing a direct assignment of a portion of a much larger credit. The credits are typically originated by very large global financial institutions to large corporate borrowers and are commonly referred to as Shared National Credits (SNC). The originating institutions typically sell the credit exposure in an active secondary market to various market participants including banks, CLOs, insurance companies, and other institutional investors. The loans are typically originated to fund major corporate initiatives such as mergers and acquisitions, debt refinance, and other capital structuring transactions. The loans are typically secured by all business assets of the borrower including a guarantee from substantial domestic and international entities.
Residential Real Estate Lending contains two classes: (1) Home Equity Lines of Credit, and (2) one to four Family Residential Loans (non-revolving). Home Equity Lines of Credit are originated lines of credit offered for creditworthy purposes that may be secured by either a first or second mortgage lien position against a borrower’s principal residence.
One to four Family Residential Loans (non-revolving) consist of originated loans offered to construct, purchase or refinance a one to four family residential property. Loans are generally first mortgage lien position and amortizing over a 15 to 30 year period, although shorter-term second mortgages may be granted as well.
Loans — Nonaccrual
Generally, all classes of loans are placed on nonaccrual status upon becoming contractually past due 90 days or more as to principal or interest (unless the loan is well secured, in the process of collection, or renewal and/or continued accrual has been approved by the Board of Directors). When a loan is placed on nonaccrual, any accrued and unpaid interest receivable is reversed from income and the loan is accounted for on a cash basis.
Payments received on nonaccrual loans are applied to reduce the recorded investment in the loan, or may be recorded as income, on a cash basis, if evidence supports the full repayment of the loan. A loan may be returned to accrual status when all delinquent principal and interest payments become current with a history of timely payments (typically six months) and evidence supports the expectation of timely future payments.
Interest income on loans is accrued based upon the principal amount outstanding. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when either reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to principal or interest. All interest previously accrued but not collected is reversed against current period income if, in the judgment of management, it is not considered fully collectible. Income on such loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed on loans

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.
Allowance for Credit Losses
The allowance for credit losses (“ACL”) is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Expected credit losses are reflected in the ACL through a charge to provision for credit losses. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the reserve. We maintain the ACL at an appropriate level for expected losses for the remaining estimated contractual term of the assets or exposures as of the balance sheet date.
The Bank’s methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions over a period that has been determined to be reasonable and supportable, to the identified pools of loans with similar risk characteristics for which the historical loss experience was observed.
The Bank’s uses a discount cash flow methodology for estimating the ACL which considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodology considers bank and peer group historical loss information along with loan terms, payment streams, maturity date or remaining term to maturity, prepayment speeds, interest rates, probability of default and loss given default rates, and discount rates. Qualitative factors are incorporated into the model calculations to estimated expected losses that may not be adequately represented in our quantitative methods or economic assumptions.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Expected cash flows are calculated for each individual loan and then aggregated to calculate the reserve requirement for the pool of loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Bank.
Individually Evaluated Assets
Loans that do not share similar risk characteristics with a pool of loans are evaluated on an individual basis. For collateral dependent loans where the Bank has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Bank expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The Bank may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.
Allowance by Portfolio Segments
The Company determines a separate allowance for each portfolio segment (Consumer Lending, Commercial Lending and Residential Real Estate Lending). The allowance for credit losses attributable to

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
each portfolio segment, which includes both individually analyzed credits and credits that are not individually analyzed, is combined to determine the Company’s overall allowance, which is included on the consolidated statements of financial condition and available for all loan credit loss exposures.
Economic factors considered during our review consists of the following: (1) levels of and trends in delinquencies and individually analyzed loans (including modified loans); (2) levels of and trends in charge-offs and recoveries; (3) migration of loans to the classification of special mention, substandard or doubtful; (4) trends in volume and terms of loans; (5) effects of any changes in risk selection and underwriting standards; (6) other changes in lending policies, procedures and practices; (7) experience, ability and depth of lending management and other relevant staff; (8) national and local economic trends and conditions; (9) industry conditions; and (10) effects of changes in credit concentration.
The following describes the risk characteristics relevant to each of the portfolio classes:
Consumer Lending — Consumer Lending generally possesses a lower inherent risk than other portfolio segments for the Company. The segment generally includes a larger number of credits relative to segment balance. Local economic conditions can affect the borrower’s capacity to repay; however, due to the highly conservative nature, the loss history has remained relatively stable in this segment. Generally speaking, the Consumer Lending segment typically does not have loans that are individually analyzed or meets nonaccrual status because the loans would be charged off or collateral repossessed prior to reaching a triggering event for either status.
Commercial Lending — Commercial Lending represents the largest portfolio segment and has the propensity to be impacted by the local economic conditions more than other lending segments. Loans in this segment are primarily originated to small and medium sized local business borrowers. Loans within this segment would be placed on nonaccrual status if they are 90 days or more past due unless certain criteria are met. Loans are individually analyzed based on the information available, if it becomes reasonably probable that the borrower will be unable to repay the contractual terms of the debt in a reasonable time period. All loan related losses and recoveries are posted through the allowance for all segments.
Residential Real Estate Lending — Residential Lending represents the second largest portfolio segment. Because the majority of loans are secured by the borrower’s principal residence, economic conditions relevant to individual borrowers, such as employment levels, salary trends and cost of living factors have the greatest impact on the ability to repay debt. Loans within this segment would be placed on nonaccrual status if they are 90 days or more past due unless certain criteria are met. Loans are individually analyzed based on the information available, if it becomes reasonably probable that the borrower will be unable to repay the contractual terms of the debt in a reasonable time period.
Although management believes the allowance to be adequate, actual losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions, and other factors. If management and the Board of Directors determine that the changes are warranted based on those reviews, the assumptions for the allowance calculation are adjusted. All loan related losses and recoveries are posted through the allowance for all segments.
In addition, the Bank’s primary regulators, the FDIC and State of Florida, as an integral part of their examination process, review the adequacy of the allowance. The Federal Reserve regulates the Company and conducts periodic examinations as well. These regulatory agencies may require adjustments to the allowance based on their judgment about information available at the time of their examinations.
Participations
Purchased participation loans must meet the credit standards of the Bank with regard to adequacy of financial reports, information regarding management, records of past operations, future prospects, purpose

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
of loan, and ability to repay. Purchased participation loans will also require the same level of documentation and conformance with loan policy as all other loans except that copies may be received from the originating bank instead of original documents. The Executive Loan Committee or the Board of Directors must approve all participations within their respective authority.
Loan Commitments and Financial Instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.
The Bank records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company’s consolidated statements of income. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees and is included in other liabilities on the Company’s consolidated balance sheets.
Other Real Estate Owned
Other Real Estate Owned consists of properties acquired through foreclosure or by deed in lieu of foreclosure. At the time of acquisition, such properties are recorded at fair value of the property less estimated cost to sell establishing a new cost basis. Any loss arising from foreclosure is charged against the allowance for credit losses. Gains and losses on the sale of Other Real Estate Owned, write-downs resulting from periodic reevaluation of the property and revenues and expenses associated with holding the properties are charged to other noninterest income or expense. Legal expenses and other direct costs associated with foreclosure actions are also included in the accompanying consolidated statements of income in other noninterest expense. As of December 31, 2024 and 2023, the Bank reports no Other Real Estate Owned.
Servicing
Servicing assets are recognized as separate assets when rights are retained or acquired through sale or purchase of financial assets. Capitalized servicing rights are amortized into service fee income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.
Servicing assets derived from loans originated are carried at the lower of cost or market. Loans serviced for FNMA under the Bank’s seller-servicer number totaled approximately $2.58 billion and $2.56 billion at December 31, 2024 and 2023, respectively. The balance of capitalized servicing assets related to loans sold directly to FNMA as of December 31, 2024 and 2023 was approximately $17,834,000 and $15,750,000, respectively. The fair value of those rights as calculated by an independent third-party as of December 31, 2024 and 2023 was approximately $31,931,000 and $29,759,000, respectively.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
Derivative Financial Instruments
GAAP requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments.
The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, the difference between current levels of interest rates and the committed rates is also considered.
The Bank manages the interest rate risk on rate lock commitments by entering into forward loan sale contracts, whereby the selling party obtains the right to deliver residential loans to investors in the future at a specified yield. Such contracts are accounted for as derivatives and, along with related fees paid to investors, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on the estimated amounts that the Bank would receive or pay to terminate the commitment at the reporting date.
Premises and Equipment
Premises and equipment are stated at cost less accumulated amortization and depreciation. Improvements to leased property are amortized over the shorter of the estimated useful lives of the improvements or the life of the lease. It is the policy of the Bank to provide depreciation based on the estimated useful life of individual assets, calculated using the straight-line method. Estimated useful lives range as follows:
Years
Bank building and improvements	30 – 40
Leasehold improvements	15
Furniture, fixtures and equipment	3 – 7
Vehicles	3 – 5
Advertising Costs
Advertising costs are expensed as incurred.
Income Taxes
Federal and state income taxes are provided on income reported for financial statement purposes and include both current and deferred income tax expense. The Company uses the asset and liability method of accounting for income taxes as required by the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, and has adopted FASB, ASC 740-10, Accounting for Uncertainty in Income Taxes.
Current income tax expense is recorded to reflect income taxes to be paid or refunded based upon the tax returns filed with the appropriate taxing agencies. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. Deferred tax assets are recognized subject to management’s judgment that

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
realization is “more likely than not.” The change in deferred taxes attributable to the carrying value of investments categorized as available-for-sale and the amortization of the transfer premium of held-to-maturity investments is recognized as a change in stockholders’ equity.
The change in deferred income taxes attributable to all other timing differences is recognized as deferred income tax expense or benefit as previously described. The tax benefit related to operating loss and tax credit carry forwards, if any, are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.
The Corporation calculates tax on a separate return basis and files consolidated federal and state income tax returns with its subsidiary. Federal and state income taxes are allocated between the Corporation and its subsidiary in proportion to the respective contributions to consolidated taxable income.
The Company recognizes interest and penalties, if any, as a component of income tax expense. Generally, the federal and state income taxes filed by the Company are subject to examination for three years from due date of the tax return.
Comprehensive Income (Loss)
Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Items to be recognized under accounting standards as components of comprehensive income (loss) are displayed in the consolidated statements of changes in stockholders’ equity.
The unrealized gain or loss of investment securities available-for-sale, net of the applicable deferred income taxes are included in a separate component of stockholders’ equity on the consolidated statements of financial condition.
Reverse Mortgage Program
During 2020, the Bank entered into separate broker relationships with American Advisors Group for the purpose of originating reverse mortgages in the Bank’s market area. Prior to this, a separate broker relationship existed with Sun West Mortgage Company. Certain officers of the Bank are responsible for interviewing prospective applicants and taking applications for reverse mortgages. All applications and decisions are managed by American Advisors Group, who will make a decision on the loan application, document the loan, and fund each mortgage.
The Bank receives a fee from the purchasing entity for every reverse mortgage that is closed and funded.
Nondeposit Investment Products (NDIP)
The Bank has entered into an Investment Services Agreement with Osaic Institutions Inc., to provide nondeposit investment products, including securities brokerage, investment advisory and insurance product services to the general public, depositors and other customers of the Bank, through the Bank’s branch locations. The Bank receives revenue sharing payments for NDIP as outlined in the Agreement.
Revenue Recognition
The Bank recognizes revenue in accordance with Accounting Standards Codification 606 (collectively, “ASC 606”), which: (1) creates a single framework for recognizing revenue from contracts with customers that fall within its scope, and (2) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as foreclosed assets. The majority of the Bank’s revenues come from interest

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (continued)
income and other sources, including loans, leases and securities that are outside the scope of ASC 606. The Bank’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Bank satisfies its obligation to the customer. Services within the scope of ASC 606 include customer service fees, interchange income, and the sale of foreclosed assets. Refer to Note 18, Revenue from Contracts with Customers, for further discussion on the Bank’s accounting policies for revenue sources within the scope of ASC 606.
Reclassifications
Management of the Company periodically revises its classification of certain items within the consolidated financial statements in order to provide a more meaningful presentation of the Company’s financial position, results of operations and cash flows. In those cases, where revisions in presentation have been adopted in the 2024 consolidated financial statements, the corresponding 2023 balances have also been reclassified to enhance comparability between periods. These reclassifications had no impact on net income or stockholder’s equity in the 2023 financial statements.
Subsequent Events
Management has evaluated subsequent events through March 12, 2025 the date the financial statements were available to be issued.
NOTE 3:   INVESTMENT SECURITIES
The amortized cost and fair value of securities, with gross unrealized gains and losses are as follows for Available-For-Sale (AFS):
	2024 Available-for-Sale and Carrying Value Summary
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Treasury bills	$—	$—	$—	$—
U.S. government and agencies	72,893,635	—	(649,276)	72,244,359
Mortgage-backed securities
Residential	417,391,712	402,662	(14,474,426)	403,319,948
Commercial	420,414,850	350,743	(8,253,006)	412,512,587
Asset backed	4,021,025	136	(23,334)	3,997,827
Total mortgage-backed securities	841,827,587	753,541	(22,750,766)	819,830,362
Collateralized mortgage obligations	275,528,242	260,194	(9,927,787)	265,860,649
Obligations of states and political subdivisions	579,367,671	—	(52,991,709)	526,375,962
Corporate bonds	785,234,196	469,856	(66,765,754)	718,938,298
Small business administration	38,917,511	10,494	(160,002)	38,768,003
Total AFS debt securities	$2,593,768,842	$1,494,085	$(153,245,294)	$2,442,017,633

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
	2023 Available-for-Sale and Carrying Value Summary
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Treasury bills	$44,650,467	$12,294	$—	$44,662,761
U.S. government and agencies	91,302,580	—	(2,225,314)	89,077,267
Mortgage-backed securities
Residential	111,530,993	3,438,995	(1,124,098)	113,845,891
Commercial	356,392,537	699,423	(10,511,212)	346,580,748
Asset backed	27,855,118	—	(598,846)	27,256,271
Total mortgage-backed securities	495,778,648	4,138,418	(12,234,156)	487,682,910
Collateralized mortgage obligations	176,016,196	70,656	(9,912,280)	166,174,572
Obligations of states and political subdivisions	727,458,136	16,688	(49,394,561)	678,080,263
Corporate bonds	778,673,058	1,726,367	(71,475,334)	708,924,091
Small business administration	55,953,876	148,956	(74,000)	56,028,832
Total AFS debt securities	$2,369,832,961	$6,113,379	$(145,315,643)	$2,230,630,696
The following table reflects the Bank’s gross unrealized losses aggregated by the length of time that individual securities have been in a continuous loss position, as of December 31, 2024 and 2023. The determination of whether a security has been in a continuous loss position is based upon a monthly determination of the market value of the security:
	December 31, 2024
	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Available-for-sale
U.S. Treasury bills	$—	$—	$—	$—	$—	$—
U.S. government and agencies	—	—	72,244,359	(649,276)	72,244,359	(649,276)
Mortgage-backed securities
Residential	340,591,819	(13,024,400)	14,144,397	(1,450,026)	354,736,216	(14,474,426)
Commercial	122,300,848	(2,079,392)	252,771,026	(6,173,614)	375,071,874	(8,253,006)
Asset-backed	—	—	3,703,818	(23,334)	3,703,818	(23,334)
Total mortgage-backed securities	462,892,667	(15,103,792)	270,619,241	(7,646,974)	733,511,908	(22,750,766)
Collateralized mortgage obligations	105,868,845	(1,195,606)	126,570,570	(8,732,181)	232,439,415	(9,927,787)
Obligations of states and political subdivisions	—	—	526,375,961	(52,991,709)	526,375,961	(52,991,709)
Corporate bonds	113,183,735	(2,077,812)	521,793,294	(64,687,942)	634,977,029	(66,765,754)
Small business administration	25,134,164	(83,056)	8,066,138	(76,946)	33,200,302	(160,002)
Total available-for-sale	$707,079,411	$(18,460,266)	$1,525,669,563	$(134,785,028)	$2,232,748,974	$(153,245,294)

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
	December 31, 2023
	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Available-for-sale
U.S. Treasury bills	$—	$—	$—	$—	$—	$—
U.S. government and agencies	—	—	89,077,267	(2,225,314)	89,077,267	(2,225,314)
Mortgage-backed securities
Residential	18,013,651	(74,303)	10,224,381	(1,049,795)	28,238,032	(1,124,098)
Commercial	14,999,910	(91)	298,676,028	(10,511,121)	313,675,938	(10,511,212)
Asset-backed	2,569,279	(5,154)	24,686,992	(593,692)	27,256,271	(598,846)
Total mortgage-backed securities	35,582,840	(79,548)	333,587,401	(12,154,608)	369,170,241	(12,234,156)
Collateralized mortgage obligations	14,458,455	(59,286)	137,794,814	(9,852,993)	152,253,269	$(9,912,279)
Obligations of states and political subdivisions	13,159,009	(47,415)	658,512,258	(49,347,144)	671,671,267	(49,394,561)
Corporate bonds	24,879,769	(110,534)	585,978,889	(71,364,799)	610,858,658	(71,475,333)
Small business administration	1,293,134	(2,244)	13,700,173	(71,756)	14,993,307	(74,000)
Total available-for-sale	$89,373,207	$(299,027)	$1,818,650,802	$(145,016,614)	$1,908,024,009	$(145,315,643)
On December 31, 2024, the Bank held 596 investment securities having unrealized loss positions. No ACL has been recognized on available for sale securities in an unrealized loss position as management does not believe any of the securities are impaired due to reasons of credit quality. This is based upon an analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors related to available for sale securities and in consideration of historical credit loss experience and internal forecasts. The issuers of these securities continue to make timely principal and interest payments under the contractual terms of the securities. Furthermore, the Bank does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that they will not have to sell any such securities before a recovery of cost.
The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.
Proceeds from sales of investment securities classified as available-for-sale during 2024 and 2023 were $150,471,358 and $235,918,897, respectively, with gross gains of $560,550 and $1,658,487, respectively, and gross losses of $3,616,994 and $4,322,394, respectively.
In computing recognized gains and losses, cost is determined using specific identification of securities.
At December 31, 2024, investment securities with an amortized cost of $530,073,692 and fair value of $506,474,744 were pledged to secure public deposits, borrowings and for other purposes required or permitted by law or repurchase agreements. At December 31, 2023, investment securities with an amortized cost of $501,506,605 and fair value of $478,980,526 were pledged to secure public deposits, borrowings and for other purposes required or permitted by law or repurchase agreements.
The amortized cost and fair value of debt securities are shown by remaining contractual maturity. The remaining contractual principal maturities for mortgage-backed securities do not consider prepayments.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   INVESTMENT SECURITIES (continued)
Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Estimated Fair Value
Available-for-sale
Within one year	$98,834,077	$98,362,728
Due from one to five years	655,007,921	621,573,380
Due from five to ten years	960,611,780	883,448,158
Due after ten years	879,315,064	838,633,367
Total available-for-sale	$2,593,768,842	$2,442,017,633
As discussed in Note 2, the Bank follows the investment categorization and carrying value provisions required by FASB ASC 320-10, Investments in Debt and Equity Securities. Under this guidance, the unrealized gains or losses on investment securities available-for-sale, net of the applicable deferred income taxes, are shown as a component of comprehensive income and as a separate component of stockholders’ equity in the consolidated statements of financial condition.
The following is a summary of the effects on the statements of changes in stockholders’ equity as of December 31:
	2024	2023
Gross unrealized gains (losses) on investment Securities available-for-sale	$(151,751,209)	$(139,202,264)
Deferred tax asset (liability) on unrealized gains	36,875,545	33,826,150
Balance as of December 31, in stockholders’ equity	$(114,875,664)	$(105,376,114)
The following tabulation presents the net change in unrealized gains or losses on available for-sale securities that are shown as a component of stockholders’ equity and comprehensive income:
	2024	2023
Increase (decrease) in unrealized gains or losses	$(12,548,945)	$65,833,330
Increase (decrease) in related deferred income taxes	3,049,395	(15,997,501)
Net decrease in stockholders’ equity	$(9,499,550)	$49,835,829
Federal Home Loan Bank Stock:   The Federal Home Loan Bank stock is carried at cost of $2,608,900 and $2,680,100 at December 31, 2024 and 2023, respectively. The stock is considered restricted and the amount is required to be maintained by the Bank based on a percentage of total assets.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at year-end were as follows:
	Loan Balance
	December 31,
Classes of loans	2024	2023
Consumer loans	$6,419,104	$9,448,025
Commercial loans	198,515,777	200,889,769
Owner-occupied CRE	95,611,278	108,632,458
Non owner-occupied CRE	265,524,331	246,365,021
Vacant land	99,034,444	67,736,608
Syndicate loans	275,754,655	294,747,340
Home equity lines of credit	77,256,771	71,071,857
1 – 4 family residential	267,193,258	226,909,105
Total loans	1,285,309,618	1,225,800,183
Allowance for credit losses	(23,148,418)	(20,533,347)
Net loans	$1,262,161,200	$1,205,266,836
The following table presents the activity in the allowance for credit losses by portfolio segment for each of the years ended December 31, 2024 and 2023:
December 31, 2024	Consumer Lending	Commercial Lending	Residential Real Estate Lending	Total
Beginning balance	$83,511	$17,908,508	$2,541,328	$20,533,347
Charge-offs	—	—	—	—
Recoveries	12	4,800	45,259	50,071
Net (charge-offs) recoveries	12	4,800	45,259	50,071
(Recovery of) provisions for credit losses	(51,844)	1,186,962	1,429,882	2,565,000
Ending balance	$31,679	$19,100,270	$4,016,469	$23,148,418
December 31, 2023	Consumer Lending	Commercial Lending	Residential Real Estate Lending	Total
Beginning balance	$109,322	$17,307,310	$4,276,363	$21,692,995
Adoption of ASU 2016-13	(10,079)	(1,595,659)	(394,262)	(2,000,000)
Charge-offs	(2,834)	—	—	(2,834)
Recoveries	—	4,803	38,383	43,186
Net (charge-offs) recoveries	(2,834)	4,803	38,383	40,352
(Recovery of) provisions for credit losses	(12,898)	2,192,054	(1,379,156)	800,000
Ending balance	$83,511	$17,908,508	$2,541,328	$20,533,347

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
Collateral Dependent Loans
The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2024 and 2023:
	December 31, 2024
	Cash	Commercial Real Estate	Residential Real Estate	Other
Consumer loans	$—	$—	$—	$32,727
Commercial loans	566,674	—	—	—
Owner-occupied CRE	—	556,734	—	—
Home equity lines of credit	—	—	341,451	—
1 – 4 family residential	—	—	1,059,659	—
Total	$566,674	$556,734	$1,401,110	$32,727
	December 31, 2023
	Cash	Commercial Real Estate	Residential Real Estate	Other
Consumer loans	$—	$—	$—	$11,426
Commercial loans	598,260	—	—	—
Owner-occupied CRE	—	556,733	—	—
Home equity lines of credit	—	—	52,953	—
1 – 4 family residential	—	—	266,941	—
Total	$598,260	$556,733	$319,894	$11,426
Nonaccrual and Past Due Loans
The following table presents the aging of the recorded investment in past due loans as of December 31, 2024 and 2023 by class of loans:
	30 – 59 Days Past Due	60 – 89 Days Past Due	Total Past Due	Loans Past Due Over 90 Days Still Accruing	Nonaccrual Loans With an ACL	Nonaccrual Loans Without an ACL	Loans Not Past Due	Total
December 31, 2024
Consumer loans	$23,047	$9,312	$32,359	$—	$—	$27,432	$6,359,313	$6,419,104
Commercial loans	160,585	—	160,585	—	406,090	—	197,949,102	198,515,777
Owner-occupied CRE	—	—	—	—	—	556,734	95,054,544	95,611,278
Non owner-occupied CRE	—	—	—	—	—	—	265,524,331	265,524,331
Vacant land	—	—	—	—	—	—	99,034,444	99,034,444
Syndicate loans	—	—	—	—	—	—	275,754,655	275,754,655
Home equity lines of credit	—	69,998	69,998	—	63,545	271,453	76,851,775	77,256,771
1 – 4 family residential (non-revolving)	—	—	—	122,328	—	839,550	266,231,380	267,193,258
Total	$183,632	$79,310	$262,942	$122,328	$469,635	$1,695,169	$1,282,759,544	$1,285,309,618

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
	30 – 59 Days Past Due	60 – 89 Days Past Due	Total Past Due	Loans Past Due Over 90 Days Still Accruing	Nonaccrual Loans With an ACL	Nonaccrual Loans Without an ACL	Loans Not Past Due	Total
December 31, 2023
Consumer loans	$—	$1,794	$1,794	$—	$11,426	$—	$9,434,805	$9,448,025
Commercial loans	—	—	—	—	449,476	169,786	200,270,507	200,889,769
Owner-occupied CRE	—	—	—	—	—	556,734	108,075,724	108,632,458
Non owner-occupied CRE	—	—	—	—	—	19,403	246,345,618	246,365,021
Vacant land	—	—	—	—	—	—	67,736,608	67,736,608
Syndicate loans	—	—	—	—	—	—	294,747,340	294,747,340
Home equity lines of credit	—	69,861	69,861	—	—	52,952	70,949,044	71,071,857
1 – 4 family residential (non-revolving)	274,386	—	274,386	—	—	137,285	226,497,434	226,909,105
Total	$274,386	$71,655	$346,041	$—	$460,902	$936,160	$1,224,057,080	$1,225,800,183

Credit Risk Management
In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.
Credit Quality Indicators:   The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Bank for further deterioration or improvement and to determine if those loans are appropriately classified and properly measured for impairment.
Credit Risk Profile and Credit Quality Indicators:   The Bank uses the following definitions for risk ratings:

•
Pass — loans in this category have strong asset quality and liquidity along with a multi-year track record of profitability.

•
Special Mention — loans in this category are currently protected but are potentially weak. The credit risk may be relatively minor, yet constitute an increased risk in light of the circumstances surrounding a specific loan.

•
Substandard — loans in this category show signs of continuing negative financial trends and unprofitability and, therefore, are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any.

•
Doubtful — loans in this category are illiquid and highly leveraged, have negative net worth, cash flow, and continuing trend of serious losses. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the asset, its classification as loss is deferred until its more exact status may be determined.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

•
Loss — loans in this category are considered uncollectible and of such little value that their continuance as bankable loans is not warranted. This classification does not mean that the loan has no recovery value, but that it is not practical to defer writing it off, even though partial recovery may be affected in the future. Such credits should be recommended for charge-off.

Loans excluded from the scope of the periodic loan review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of the deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, or doubtful.
Consumer Lending — For the purposes of monitoring the credit quality and risk characteristics of the Consumer Lending portfolio segment, and because of the relative size of this segment in relation to the remainder of the loan portfolio, the Bank does not disaggregate this segment beyond a single class-Consumer Loans. The Bank considers repayment performance as the best indicator of credit quality for the Consumer Lending portfolio. Loans in this segment that are 30 days or more past their scheduled due date are considered higher risk.
The following table summarizes the credit risk profile of the Bank’s consumer lending segment by class, at December 31, 2024 and 2023:
	Higher Risk Loans	All Other Loans	Total Loans
December 31, 2024
Consumer Loans	$32,726	$6,386,378	$6,419,104
December 31, 2023
Consumer Loans	$13,220	$9,434,805	$9,448,025
Commercial Lending:   For the purposes of monitoring the credit quality and risk characteristics of the Commercial Lending portfolio segment, the Bank disaggregates the segment into the following five classes: (1) Commercial Loans; (2) Owner-Occupied CRE; (3) Non Owner-Occupied CRE; (4) Vacant Land; and (5) Syndicate Loans.
The Bank experienced minimal changes in the commercial loan and owner occupied CRE classes in 2024. At year-end, no syndicate loans were classified as high risk.
The following table summarizes the credit risk profile of the Bank’s commercial lending segment, by class, at December 31, 2024 and 2023:
	Pass	Special Mention	Substandard	Total Loans
December 31, 2024
Commercial loans	$188,903,992	$9,045,111	$566,674	$198,515,777
Owner-occupied CRE	94,403,322	651,222	556,734	95,611,278
Non owner-occupied CRE	239,175,355	26,348,976	—	265,524,331
Vacant land	96,490,063	2,544,381	—	99,034,444
Syndicate loans	275,754,655	—	—	275,754,655
Total	$894,727,387	$38,589,690	$1,123,408	$934,440,485

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)
	Pass	Special Mention	Substandard	Total Loans
December 31, 2023
Commercial loans	$186,503,115	$13,618,608	$768,046	$200,889,769
Owner-occupied CRE	106,860,009	1,215,715	556,734	108,632,458
Non owner-occupied CRE	203,454,722	42,890,896	19,403	246,365,021
Vacant land	67,736,608	—	—	67,736,608
Syndicate loans	294,747,340	—	—	294,747,340
Total	$859,301,794	$57,725,219	$1,344,183	$918,371,196
Residential Real Estate Lending:    For the purposes of monitoring the credit quality and risk characteristics of the Residential Real Estate Lending portfolio segment, the Bank disaggregates the segment into the following two classes: (1) Home Equity Lines of Credit, and (2) One to Four Family Residential (non-revolving).
The following table summarizes the risk profile of the Bank’s residential real estate lending segment, by class, at December 31, 2024 and 2023:
	Pass	Special Mention	Substandard	Total Loans
December 31, 2024
Home equity lines of credit	$76,915,320	$—	$341,451	$77,256,771
1 – 4 family residential (non-revolving)	266,175,853	—	1,017,405	267,193,258
Total	$343,091,173	$—	$1,358,856	$344,450,029
	Pass	Special Mention	Substandard	Total Loans
December 31, 2023
Home equity lines of credit	$70,582,585	$436,320	$52,952	$71,071,857
1 – 4 family residential (non-revolving)	225,239,911	1,421,655	247,539	226,909,105
Total	$295,822,496	$1,857,975	$300,491	$297,980,962
Modifications to Borrowers Experiencing Financial Difficulty
The Bank periodically provides modifications to borrowers experiencing financial difficulty. These modifications include either payment deferrals, term extensions, interest rate reductions, principal forgiveness or combinations of modification types. The determination of whether the borrower is experiencing financial difficulty is made on the date of the modification. When principal forgiveness is provided, the amount of principal forgiveness is charged off against the allowance for credit losses with a corresponding reduction in the amortized cost basis of the loan. A modified loan is tracked for at least 12 months following the modifications granted.
There were no loans modified to borrowers experiencing financial difficulty during the year ended December 31, 2024 and 2023. The Bank has no unfunded commitments to borrowers experiencing financial difficulty for which the Bank has modified their loans as of December 31, 2024 and 2023.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5:   PREMISES AND EQUIPMENT
	2024	2023
Land and land improvements	$9,870,591	$9,870,591
Bank building and improvements	36,359,598	35,064,296
Furniture, fixtures and equipment	14,674,101	13,635,039
Computer equipment and software	8,105,360	8,068,273
Vehicles	261,141	220,757
Construction in progress	2,140,850	100,324
	71,411,641	66,959,280
(Accumulated depreciation and amortization)	(27,699,450)	(25,111,243)
Total premises and equipment, net	$43,712,191	$41,848,037
Depreciation and amortization expense related to premises and equipment totaled $3,126,086 and $3,269,383 for the years ended December 31, 2024 and 2023, respectively.
Construction in progress as of December 31, 2024 and 2023, represents various small projects and upgrades to buildings. There are no ongoing contracts outstanding.
NOTE 6:   DEPOSITS
Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at year-end 2024 and 2023 were $139,712,637 and $113,320,002, respectively.
A summary of interest-bearing deposits is as follows at December 31:
	2024	2023
Demand	$1,798,607,749	$1,679,551,911
Savings	346,845,053	382,410,887
Time	682,648,840	566,518,323
Total interest-bearing deposits	$2,828,101,642	$2,628,481,121
Time deposit maturities for future years are presented in the following table:
Year	Amount
2025	$673,243,117
2026	3,946,790
2027	3,650,448
2028	1,113,237
2029	695,248
Total	$682,648,840

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6:   DEPOSITS (continued)
Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 2024 are as follows:
Amount
Three months or less	$188,649,757
Three through twelve months	215,727,712
Over twelve months	3,721,294
Total	$408,098,763
A summary of interest on deposits is as follows:
	2024	2023
Interest-bearing demand deposits	$29,354,305	$20,486,338
Savings	444,338	533,324
Time deposits of $250,000 or more	5,955,561	2,963,246
Other time deposits	23,298,513	11,931,560
Total	$59,052,716	$35,914,468
NOTE 7:   SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
The Bank sells government agency securities to selected customers under agreements to repurchase these securities. They are generally accounted for as secured borrowings and are recorded at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The agreements mature daily and are renewable at the option of the Bank and the purchaser. Rates paid on funds received under these agreements averaged 4.18% and 4.98% at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the securities sold under these agreements had an aggregate fair value of $283,422,647 and $252,149,404, respectively. These securities remain under the control of the Bank.
Liability for securities sold under repurchase agreements averaged $123,905,298 and $163,923,967 during 2024 and 2023, respectively. The maximum amount outstanding at any month-end totaled $200,827,158 and $218,445,746 in 2024 and 2023, respectively.
NOTE 8:   FEDERAL HOME LOAN BANK ADVANCES
The Bank had $0 and $0 outstanding advances from the Federal Home Loan Bank of Atlanta (FHLB) at December 31, 2024 and 2023, respectively. Specific mortgage loans and securities with a market value of $218,430,597 and $229,463,110 at December 31, 2024 and 2023, respectively, were pledged to the FHLB as collateral in the event the Bank requests future advances.
The average balance of the advances was $54,648 and $8,623,291 and the maximum amounts were $10,000,000 and $127,500,000 outstanding for the years ended December 31, 2024 and 2023, respectively.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9:   INCOME TAXES
The total provision for income taxes in the consolidated statements of income is as follows:
	2024	2023
Current income tax expense
U.S. federal	$11,027,874	$8,148,926
State of Florida	2,519,541	2,564,320
Total current income tax expense	13,547,415	10,713,246
Deferred income tax expense
U.S. federal	(491,874)	(561,110)
State of Florida	(116,308)	(172,030)
Total deferred income tax expense	(608,182)	(733,140)
Total income tax expense from continuing operation	12,939,233	9,980,106
Income tax expense (benefit) reported in shareholders’ Equity related to basis difference on investment securities	(3,049,395)	15,997,501
Total income tax expense (benefit)	$9,889,838	$25,977,607
The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate applicable to income from continuing operations for the years ended December 31, was as follows:
	2024	2023
Computed “expected” income tax expense	21.00%	21.00%
Interest income exempt from federal income tax	-0.27%	-5.74%
State income taxes, net of state tax credit and Federal tax benefits	3.56%	3.56%
Other	-0.07%	-0.05%
Total income tax expense	24.22%	18.77%
Deferred tax assets (liabilities) are comprised of the following at December 31:
	2024	2023
Deferred tax assets (liabilities)
Allowance for credit losses	$5,866,967	$5,204,177
Allowance for unfunded commitments	617,151	811,040
Lease accounting	—	48,972
Deferred expenses payable	288,889	327,268
Available-for-sale securities	36,875,545	33,826,150
Other items		—
Gross deferred tax assets	43,648,552	40,217,607
Depreciation	1,911,610	2,122,520
Lease Accounting	4,383	—
Deferred loan fees	135,242	155,345
Available-for-sale securities	—	—
Other items	—	—
Gross deferred tax (liabilities)	(2,051,235)	(2,277,865)
Net deferred tax assets (liabilities)	$41,597,317	$37,939,742
The sources of timing differences and the related income tax effect of each of the years ended December 31, 2024 and 2023 were as follows:

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9:   INCOME TAXES (continued)
	2024	2023
Provision for credit losses for income tax purposes
Less than for financial statement purposes	$(468,901)	$(517,127)
Depreciation deducted for tax purposes less than for financial statement purposes	(210,910)	(235,971)
Other operating expenses deducted for income tax purposes
More than for financial statement purposes	91,732	34,340
Deferred fee income for income tax purposes
Less than for financial statement purposes	(20,103)	(14,382)
Total	$(608,182)	$(733,140)
As a result from gains and losses on sales of securities held as available-for-sale, income tax expense in 2024 decreased by $774,656 and income tax expense in 2023 decreased by $675,167.
FASB ASC 740-10 requires the presentation of a reconciliation of any unrecognized tax benefits as of the beginning and the end of the year. During the periods ended December 31, 2024 and 2023, there are no unrecognized tax benefits. Therefore, no analysis of unrecognized tax benefits is included herein.
NOTE 10:   SALARY CONTINUATION AND DEFERRED COMPENSATION PLANS
The Company has adopted a Salary Continuation Plan (the “Plan”), which provides defined benefits payable over seventeen years to selected former Executive Officers upon retirement, death or disability. The Plan is not funded and the Company provides for the projected benefit obligation by charges to earnings over the estimated service life of the Executive Officers.
The Company also adopted a Deferred Compensation Plan (the “DC Plan”) for a selected former Executive Officer. The DC Plan is a nonqualified executive benefit plan where the former executive voluntarily elected to defer some of his compensation in exchange for the Company’s promise to pay a deferred benefit. The DC Plan is funded per the agreement and the Company pays annually an 8% crediting rate on the account balance.
At December 31, 2024 and 2023, the actuarial present value of the accumulated and projected benefit obligation of the Plan together with the outstanding liability of the DC Plan was approximately $980,605 and $1,113,649, respectively, based on an 8% discount rate and 8% crediting rate. This amount is included in other liabilities in the accompanying consolidated statements of financial condition. Service and interest costs (the actuarial present value of benefits attributed to the services of the Executive Officers during the year) related to the Plan totaled approximately $83,506 and $93,703 in 2024 and 2023 respectively.
In connection with the above Plans, the Bank has life insurance policies in force. The Bank is the named beneficiary of the policies. The aggregate cash surrender value of the policies at December 31, 2024 and 2023, was $4,627,342 and $4,522,204, respectively, included in other assets. The increase in cash surrender value of these policies for 2024 and 2023, net of premiums, amounted to approximately $105,138 and $103,729, respectively, and has been included in other income. The surrender charge is not considered material to the Bank’s overall financial position and, therefore, is not recorded in the consolidated financial statements.
NOTE 11:   SALARY SAVINGS PLAN
The Bank has a salary savings plan 401(k), which covers substantially all employees age 21 or over. Eligible employees may elect to contribute a portion of their earnings to the plan. The Bank’s maximum matching contribution rate is 5% based on the employees’ contribution rate. The Bank’s contributions to the

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11:   SALARY SAVINGS PLAN (continued)
salary savings plan totaled $1,044,532 and $1,050,625 for the years ended December 31, 2024 and 2023, respectively.
NOTE 12:   COMMITMENTS AND CONTINGENT LIABILITIES
Financial Instruments with Off-Balance Sheet Risk
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to interest rate fluctuations. These financial instruments include commitments to extend credit and interest rate caps and floors written, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
Unfunded loan commitments and available lines of credit consist of the following category types:
	2024	2023
Home equity loans	$133,485,000	$137,178,000
Residential and consumer	2,770,000	7,100,000
Commercial real estate and land development	104,992,000	98,481,000
Commercial and industrial	35,028,000	26,649,000
Total unfunded and available lines of credit	$276,275,000	$269,408,000
These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received. The Bank’s exposure to credit loss in the event of nonperformance by the other party to these consolidated financial statements is represented by the contractual amount of those instruments. The credit and collateral policies applied in extending these commitments are essentially the same as those required by the Bank for the financial instruments, which are included in the accompanying consolidated statements of financial condition. For interest rate floors and caps, the contract or notional amounts do not represent exposure to credit loss.
The Bank evaluates each borrower’s credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank, if any, is based upon management’s credit evaluation of the borrower. Such collateral may include real estate, receivables, inventory, vehicles and equipment, or other types of assets.
The unfunded loan commitments and available lines of credit are to the Bank’s customers and similar to the demographic and geographic characteristics as the loan portfolio. Since the Bank’s loan commitments often expire without being drawn upon, the total amount of these commitments does not necessarily represent a required future use of the Bank’s cash or cash equivalents.
The Bank maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded commitments is separately classified on the balance sheet within Other Liabilities.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12:   COMMITMENTS AND CONTINGENT LIABILITIES (continued)
The following table presents the balance and activity in the allowance for credit losses for unfunded commitments for the year ended December 31, 2024:
	2024	2023
Beginning balance	$3,200,000	$—
Adoption of ASU 2016-13	—	2,000,000
Change in unfunded commitments	(765,000)	1,200,000
Ending balance	$2,435,000	$3,200,000
Interest Rate Lock Commitments
Total outstanding commitments to extend credit subject to interest rate lock commitments at December 31, 2024 and 2023 were $23.0 million and $26.7 million, respectively. The fair value of interest rate lock commitments at December 31, 2024 and 2023 were $327,541 and $631,189, respectively, and are included in other assets in the accompanying statements of financial condition.
Forward Loan Sale Contracts
The Bank utilizes forward loan sale contracts to mitigate the interest rate risk inherent in the Bank’s mortgage loan pipeline and held-for-sale portfolio. Forward loan sale contracts are contracts for delayed delivery of mortgage loans. The Bank agrees to deliver on a specified future date, a specified instrument, at a specified price or yield.
However, the contract may allow for cash settlement. The credit risk inherent to the Bank arises from the potential inability of counterparties to meet the terms of their contracts. In the event of non-acceptance by the counterparty, the Bank would be subject to the credit risk of the loans retained. The notional amounts of forward loan sale contracts outstanding at December 31, 2024 and 2023 were $5.7 million and $3.3 million, respectively. The fair value of forward loan sale commitments were $66,549 and $94,506 at December 31, 2024 and 2023, respectively, and are included in other assets in the accompanying statements of financial condition.
Available Lines of Credit and Advances
The Bank has available lines of credit at four institutions both secured and unsecured of $145,000,000 as of December 31, 2024. Additionally, the Bank has available advances from the Federal Home Loan Bank of $218,430,597 and $229,463,110 of which $0 and $0 had been drawn down as of December 31, 2024 and 2023, respectively.
Standby and Performance Letters of Credit
The Bank has standby letters of credit commitments of $12,949,706, with $0 disbursed as of December 31, 2024.
The Bank has performance letters of credit commitments of $1,246,000, with $0 disbursed as of December 31, 2024.
Legal Matters
The Corporation and Bank are parties to various legal actions and claims arising in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on consolidated operations or financial position.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13:   LEASES
Lease Commitments
The Bank leases three bank branch buildings, one house for temporary housing of employees, two branch ground leases and six office space locations under non-cancellable operating leases. These leases contain varying renewal options and require the Bank to pay real estate taxes, insurance, and other costs.
The consolidated Statements of Financial Position presents operating lease ROU assets of $10,694,438 and $12,880,601 and operating lease liabilities of $10,677,143 and $13,073,825 as of December 31, 2024 and 2023, respectively. The ROU asset balances reflect renewal options through the end of the full lease terms.
Operating lease cost is recognized on a straight-line basis over the lease term and is included in occupancy and equipment expenses within noninterest expenses on the consolidated statements of income.
As of December 31, 2024 and 2023, respectively, the weighted-average remaining lease term was 34.5 years and 33.1 years, and the weighted-average discount rate was 3.44% and 3.25%, for operating leases recognized in our consolidated financial statements.
The future minimum lease commitments at December 31, 2024 under non-cancelable operating leases are summarized as follows:
Year
2025	$805,903
2026	700,968
2027	617,544
2028	606,544
2029	562,493
Thereafter	14,538,017
Total lease payments	17,831,469
Less: imputed interest	(7,154,326)
Net lease liabilities	$10,677,143
Rental expense included in operations for the years ended December 31, 2024 and 2023 was $1,465,021 and $1,811,875, respectively.
NOTE 14:   RELATED PARTY TRANSACTIONS
Loans to Related Parties
In the normal course of business, the Bank grants loans to related parties. Related parties include directors and certain officers of the Corporation and its subsidiary and their immediate family members and respective affiliates in which they have a controlling interest. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with customers, and did not involve more than the normal risk of collectability.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14:   RELATED PARTY TRANSACTIONS (continued)
The following table shows the loan activity with related parties for the years ended December 31, 2024 and 2023:
	2024	2023
Beginning balance, January 1	$—	$—
Additions: new loans	388,529	—
Deletions: loan payments	(79,576)	—
Ending balance, December 31	$308,953	$—
Unfunded lines of credit to related parties	$15,292,682	$28,086,542
Deposits and Repurchase Agreements
As of December 31, 2024 and 2023, $195,210,790 and $167,351,806, respectively, of the securities sold under repurchase agreements are with related parties. Funds received under these agreements bear interest at 4.13% and 5.13% at December 31, 2024 and 2023, respectively.
As of December 31, 2024 and 2023, there are demand and time deposits to related parties, the Bank’s majority ownership, Villages Corporation, and other numerous related companies. These transactions are conducted in the normal course of business with terms substantially the same as those prevailing for comparable transactions with customers.
Leases
As of December 31, 2024 and 2023, the Company leases bank branch buildings, and office space locations under non-cancellable operating leases with related parties. These transactions are conducted in the normal course of business with terms substantially the same as those prevailing for comparable lessors. As of December 31, 2024 and 2023 there were $13,331,150 and $16,337,176 in lease commitments with related parties.
NOTE 15:   FAIR VALUE MEASUREMENTS
Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Bank uses to derive fair value measurements. These strata include:

•
Level 1 — Valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume).

•
Level 2 — Valuations, where the valuation is based on quoted market prices for similar instruments traded in normal active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company−specific

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   FAIR VALUE MEASUREMENTS (continued)
data. These unobservable assumptions reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.
In instances where more than one level of input exists for assets or liabilities, the lowest level of input that is significant to the fair value measurement in its entirety will be used in determining the fair value hierarchy. The Bank’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The primary financial instruments that the Bank carries at fair value include securities available for sale.
Classification in the fair value hierarchy of financial instruments is based on the criteria set forth in ASC 820. Financial instruments that have significantly limited or unobservable trading activity (i.e., inactive markets), such that the estimates of fair value include significant unobservable inputs, are classified as Level 3 instruments. The values were generally based on proprietary models or nonbinding broker price indications that estimated the credit and liquidity risk.
The classification of an instrument as Level 3 versus Level 2 involves judgment based on a variety of subjective factors. A market is considered “inactive” based on whether significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Bank evaluates such factors as the number of recent transactions in either, the primary or secondary markets, whether price quotations are current, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence of) new issuances and the availability of public information.
Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate.
The assumptions used to estimate the value of an instrument where the market was inactive were based on the Bank’s assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and included considerations of illiquidity in the current market environment. Where the Bank determined that a significant decrease in the volume and level of activity had occurred, the Bank was then required to evaluate whether significant adjustments were required to market data to arrive at an exit price.
Derivatives
The Bank values loan commitments and forward loan sales contracts based on quoted prices for similar assets and liabilities in active markets. As such, significant fair value inputs can generally be verified and do not typically involve significant judgment by management. Accordingly, the fair value of loan commitments and forward loan sales contracts are classified as Level 2.
Securities
Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include government sponsored obligations and other securities.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   FAIR VALUE MEASUREMENTS (continued)
Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, management classifies those securities in Level 3.
Investments available for sale and derivative financial instruments fair valued on a recurring basis at December 31, 2024 and 2023 were classified as follows:
			Fair Value Measurements
2024	Carrying Amount	Fair Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government and agencies	$72,244,359	$72,244,359	$72,244,359	$—
Mortgage-backed securities	819,830,362	819,830,362	819,830,362	—
Collateralized mortgage obligations	265,860,649	265,860,649	265,860,649	—
Obligations of state and political Subdivisions	526,375,961	526,375,962	526,375,962	—
Corporate bonds	718,938,298	718,938,298	718,938,298	—
Small business administration	38,768,003	38,768,003	38,768,003	—
Interest rate lock commitments	327,541	327,541	327,541	—
Forward loan sale contracts	66,549	66,549	66,549	—
2023
U.S. government and agencies	$133,740,028	$133,740,028	$133,740,028	$—
Mortgage-backed securities	487,682,910	487,682,910	487,682,910	—
Collateralized mortgage obligations	166,174,572	166,174,572	166,174,572	—
Obligations of state and political Subdivisions	678,080,263	678,080,263	678,080,263	—
Corporate bonds	708,924,091	708,924,091	708,924,091	—
Small business administration	56,028,832	56,028,832	56,028,832	—
Interest rate lock commitments	631,189	631,189	631,189	—
Forward loan sale contracts	94,506	94,506	94,506	—
Nonrecurring Basis Measurement
Certain other assets are measured at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower of cost or fair value accounting or write-downs of individual assets due to impairment. For assets measured at fair value on a nonrecurring basis, the following description provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets at December 31, 2024 and 2023.
Other Real Estate Owned (OREO)
These assets are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair value is based on third-party appraisals considering the assumptions in the valuation and is considered Level 2 or Level 3 inputs. There was no OREO as of December 31, 2024 or 2023.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   FAIR VALUE MEASUREMENTS (continued)
Individually Evaluated Loans
Nonrecurring fair value adjustments to loans reflect full or partial write-downs that are based on the loan’s observable market price or current appraised value of the collateral. Since the market for individually analyzed loans is not active, loans subjected to nonrecurring fair value adjustments based on the loan’s observable market price are generally classified as Level 2.
Loans subjected to nonrecurring fair value adjustments based on the current appraised value of the collateral may be classified as Level 2 or Level 3 depending on the type of asset and the inputs to the valuation. When appraisals are used to determine impairment and the appraisals are based on a market approach incorporating a dollar-per-square-foot multiple, the related loans are classified as Level 2.
If the appraisals require significant adjustments to market-based valuation inputs or apply an income approach based on unobservable cash flows to measure fair value, the related loans subjected to nonrecurring fair value adjustments are typically classified as Level 3 due to the fact that Level 3 inputs are significant to the fair value measurement. The following table shows loans classified as Level 3 due to appraisals, cash flow analysis, and internal evaluations.
Assets measured at fair value on a nonrecurring basis are as follows:
2024	Level 3
Collateral dependent loans	$2,557,245
2023	Level 3
Collateral dependent loans	$1,486,313
Fair Value of Financial Instruments:   The following methods and assumptions were used to estimate the fair value of each class of financial instruments, other than Investment Securities, Impaired Loans, and Other Real Estate Owned as noted on the previous page, for which it is practicable to estimate that value:

•
Cash and Due from Banks and Federal Funds Sold

For those short-term instruments, the carrying amount is considered a reasonable estimate of fair value.

•
Interest-Bearing Deposits in Bank

Interest-bearing deposits in banks mature within three months and are carried at cost, which is considered a reasonable estimate of fair value.

•
Bank Stocks

Bank stocks are only redeemable with the issuer at par and cannot be traded in the market. As such, no significant observable market data for these instruments is available.

•
Loans

For variable rate loans, fair values were based on repricing dates. The fair values of fixed-rate loans were based on discounted cash flows. The discount rates used to determine the present value of these loans were based on interest rates currently charged by the Bank on comparable loans as to credit risk and term. Syndicate Loans fair value was priced on the year-end quotes from the active trading market.

•
Servicing Rights

The Bank values mortgage servicing rights based upon the use of independent third-party valuation experts and supported by discounted cash flow models and analysis of current data. The key assumptions include prepayment speeds, loan delinquency, cost to service and discount rates. The

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   FAIR VALUE MEASUREMENTS (continued)
fair value of these servicing rights are classified as Level 2. These are carried at the lower of cost or market on the balance sheet.

•
Deposits

The fair value of demand deposits is, equal to the carrying value of such deposits. Demand deposits include noninterest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Actual maturities have been used to value fixed-rate term deposits. The discount rates were based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.
These estimated fair values do not include the intangible value of core deposit relationships, which comprise a portion of the Bank’s deposit base. Management believes that the Bank’s core deposit relationships provide a relatively stable, low-cost funding source, which has a substantial intangible value separate from the value of the deposit balances.

•
Federal Home Loan Bank Advances and Securities Sold Under Repurchase Agreement

The carrying amount is a reasonable estimate of fair value.

•
Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value.

•
Commitments to Extend Credit

Substantially all of the Bank’s commitments to extend credit are at variable rates and are subjected to the same credit criteria as for recognized loans receivable. The variable rates ascribed to these commitments to extend credit and standby letters of credit approximate market rates for such instruments. Accordingly, the carrying amount is considered a reasonable estimate of fair value.
The estimated fair values of the Bank’s financial instruments are as follows:
December 31, 2024	Carrying Amount	Fair Value
Financial assets
Cash and due from banks, and federal funds sold	$106,453,947	$106,453,947
Interest-bearing deposits in banks	16,408,441	16,408,441
Investment securities
Available-for-sale	2,442,017,633	2,442,017,633
Bank stocks	2,859,100	2,859,100
Loans held for sale	11,150,099	11,150,099
Loans receivable	1,285,309,618	1,259,545,901
Interest receivable	20,322,057	20,322,057
Interest rate lock commitments	327,541	327,541
Forward loan sale contracts	66,549	66,549
Mortgage servicing rights	17,834,397	31,930,885
Financial liabilities
Deposits	$3,347,502,898	$3,025,462,000
FHLB advances	—	—
Securities sold under repurchase agreements	200,827,158	200,827,158
Interest payable	12,802,518	12,802,518
Unrealized financial instruments
Unfunded loan commitments and available lines of credit	$276,275,000	$276,275,000

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:   FAIR VALUE MEASUREMENTS (continued)
December 31, 2023	Carrying Amount	Fair Value
Financial assets
Cash and due from banks, and federal funds sold	$129,411,443	$129,411,443
Interest-bearing deposits in banks	6,974,751	6,974,751
Investment securities
Available-for-sale	2,230,630,696	2,230,630,696
Bank stocks	2,930,300	2,930,300
Loans held for sale	9,151,380	9,151,380
Loans receivable	1,225,800,183	1,179,245,620
Interest receivable	21,076,064	21,076,064
Interest rate lock commitments	631,189	631,189
Forward loan sale contracts	94,506	94,506
Mortgage servicing rights	15,750,177	29,758,965
Financial liabilities
Deposits	$3,138,200,922	$2,833,424,000
FHLB advances	—	—
Securities sold under repurchase agreements	178,626,350	178,626,350
Interest payable	11,975,544	11,975,544
Unrealized financial instruments
Unfunded loan commitments and available lines of credit	$269,408,000	$269,408,000
NOTE 16:   REGULATORY MATTERS
Florida Banking Statutes limit the amount of dividends that may be paid by the Bank to the Corporation without prior approval of the Bank’s regulatory agency. Retained earnings of the Bank, which may be paid to the Corporation as dividends without prior approval totaled approximately $132,782,000 and $146,608,000, at December 31, 2024 and 2023, respectively. However, actual amounts available to be paid would be subject to management’s decision to maintain certain capital ratios of the Bank.
The Corporation and Bank are also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Corporation and Bank are subject to an institution-specific capital buffer, which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. The Corporation and Bank’s capital conservation buffer at December 31, 2024 was 12.3050%. Management believes, as of December 31, 2024 and 2023, that the Corporation and Bank meets all capital adequacy requirements to which they are subject.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16:   REGULATORY MATTERS (continued)
As of December 31, 2024, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The capital categories as established by the regulatory agencies, as well as the capital ratios of the Corporation and Bank at December 31, 2024 and 2023 are as follows:
	Actual Amount	Ratio	Minimum Capital Amount	Ratio(1)	Minimum to be Well Capitalized Under Prompt Corrective Action Provision
					Amount		Ratio
Actual capital ratios as of December 31, 2024
Total capital (to risk weighted assets)
Villages Bancorporation, Inc.	$548,186,000	20.30%	$283,475,220	10.500%	$	n/a	n/a
Citizens First Bank	547,107,000	20.26%	283,475,220	10.500%		269,976,400	10.00%
Tier I capital (to risk weighted assets)
Villages Bancorporation, Inc.	522,603,000	19.36%	229,479,940	8.500%		n/a	n/a
Citizens First Bank	521,524,000	19.32%	229,479,940	8.500%		215,981,120	8.00%
Common Equity Tier I (to risk weighted assets)
Villages Bancorporation, Inc.	522,603,000	19.36%	188,983,480	7.000%		n/a	n/a
Citizens First Bank	521,524,000	19.32%	188,983,480	7.000%		175,484,660	6.50%
Tier I capital (to average assets)
Villages Bancorporation, Inc.	522,603,000	12.52%	166,903,160	4.00%		n/a	n/a
Citizens First Bank	521,524,000	12.50%	166,929,120	4.00%		208,661,400	5.00%
Actual capital ratios as of December 31, 2023
Total capital (to risk weighted assets)
Villages Bancorporation, Inc.	$505,841,000	19.35%	$274,469,160	10.500%	$	n/a	n/a
Citizens First Bank	505,717,000	19.35%	274,469,160	10.500%		261,399,200	10.00%
Tier I capital (to risk weighted assets)
Villages Bancorporation, Inc.	482,108,000	18.44%	222,189,320	8.500%		n/a	n/a
Citizens First Bank	481,984,000	18.44%	222,189,320	8.500%		209,119,360	8.00%
Common Equity Tier I (to risk weighted assets)
Villages Bancorporation, Inc.	482,108,000	18.44%	182,979,440	7.000%		n/a	n/a
Citizens First Bank	481,984,000	18.44%	182,979,440	7.000%		169,909,480	6.50%
Tier I capital (to average assets)
Villages Bancorporation, Inc.	482,108,000	12.17%	158,509,560	4.00%		n/a	n/a
Citizens First Bank	481,984,000	12.16%	158,486,200	4.00%		198,107,750	5.00%

(1)
includes impact of capital conservation buffer.

VILLAGES BANCORPORATION, INC. AND SUBSIDIARY
THE VILLAGES, FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16:   REGULATORY MATTERS (continued)
The Bank may be required to maintain reserve balances with the Federal Reserve Bank based on a specified percentage of deposits. The was no required reserves to be maintained on hand or at the Federal Reserve Bank as of December 31, 2024 and 2023.
NOTE 17:   REVENUE FROM CONTRACTS WITH CUSTOMERS
All of the Bank’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following table presents the Bank’s sources of non-interest income for the 12 months ended December 31, 2024 and 2023. Items outside the scope of ASC 606 are noted as such.
		For the year ended December 31,
		2024	2023
Non-interest income
Investment gains (losses), net	(a)	$(3,056,444)	$(2,663,907)
Gain on sale of loans	(a)	9,499,761	9,609,319
Gain on sale of other real estate owned	(a)	—	108,376
Service charges on deposit accounts		3,524,398	3,287,193
Nondeposit service income	(a)	2,037,841	1,996,846
Loan servicing fees	(a)	6,079,460	6,070,844
Mortgage banking activities	(a)	(149,665)	604,887
Other income		2,660,286	1,256,018
Total non-interest income		$20,595,637	$20,269,575

(a)
Not within the scope of ASC 606

A description of the Bank’s significant revenue streams accounted for under ASC 606 follows:
Service Charges on Deposit Accounts:    Service charges on deposit accounts revenue is earned through cash management, account maintenance, statement rendering, stop payment charges and other deposit-related services, including overdraft, non-sufficient funds, and other deposit-related fees. Revenue is recognized for these services either over time, corresponding with deposit accounts’ monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.
Other Noninterest Income:   Other noninterest income includes check order upcharges, building space rental income, merchant services income and other miscellaneous income items.
Check order upcharges and merchant services income are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request.
Building space rental and other miscellaneous income items are recognized over time, on a monthly basis, as the Bank’s performance obligation for services is satisfied.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
March 12, 2025
Attention: Board of Directors of Citizens First Bank
In this Management’s Report on Internal Control. Citizens First Bank, a wholly owned subsidiary of Villages Bancorporation, Inc. (collectively hereafter the “Company”), is subject to part 363 of the Federal Deposit Insurance Corporation’s Rules and Regulations and therefore is included in the Statement of Management’s Responsibilities; Management’s Assessment of Compliance with Designated Laws and Regulations; and, Management’s Assessment of Internal Control Over Financial Reporting.
Statement of Management’s Responsibilities
The management of the Citizens First Bank (the “Bank”) is responsible for preparing the Bank’s annual financial statements in accordance with accounting principles generally accepted in the United States of America; for establishing and maintaining an adequate internal control structure and procedures for financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only (Call Report Form FFIEC-041); and for complying with the federal laws and regulations pertaining to insider loans and the federal, and if applicable, state laws and regulations pertaining to dividend restrictions.
Management’s Assessment of Compliance with Designated Laws and Regulations
The management has assessed the Bank’s compliance with the federal laws and regulations pertaining to insider loans and the federal, and if applicable, state laws and regulations pertaining to dividend restrictions during the fiscal year that ended on December 31, 2024. Based upon its assessment, management has concluded that the Bank complied with the federal laws and regulations pertaining to insider loans and the federal, and if applicable, state laws and regulations pertaining to dividend restrictions during the fiscal year that ended on December 31, 2024.
Management’s Assessment of Internal Control over Financial Reporting
The Bank’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel. designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes. i.e., Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only (Call Report Form FFIEC-041).
Management’s Report on Internal Control
March 12. 2025
P.O. Box 1927 • The Villages, FL 32158
352-753-9515 • 1-800-707-1893
www.MyCitizensFirst.com
Member FDIC • Equal Housing Lender • NMLS#469329

The Bank’s internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (c) provide reasonable assurance regarding prevention. or timely detection and correction of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management assessed the effectiveness of the Bank’s internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only (Call Report Form FFIEC-041), as of December 31, 2024, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework issued in 2013. Based upon its assessment, management has concluded that, as of December 31, 2024, the Bank’s internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only (Call Report Form FFIEC-041), is effective based on the criteria established in Internal Control — Integrated Framework issued in 2013.
Management’s assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only (Call Report Form FFIEC-041), as of December 31, 2024, has been audited by Mauldin & Jenkins, LLC, an independent public accounting firm, as stated in their report dated March 12, 2025.

Jay R. Bartholomew
Chief Executive Officer and President

Matthew Ivers
Chief Financial Officer

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers of Seacoast
The Florida Business Corporation Act, as amended, or the “FBCA,” permits, under certain circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any such third-party action by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person (i) did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or (ii) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
In the case of proceedings by or in the right of the corporation, the FBCA permits for indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is made where such person is adjudged liable, unless a court of competent jurisdiction determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, Florida law provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.
Our Bylaws contain indemnification provisions similar to the FBCA, and further provide that we may purchase and maintain insurance on behalf of directors, officers, employees and agents in their capacities as such, or serving at the request of the corporation, against any liabilities asserted against such persons whether or not we would have the power to indemnify such persons against such liability under our Bylaws.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.   Exhibits and Financial Statement Schedules.
(a)
List of Exhibits

Exhibit 2.1	—	Agreement and Plan of Merger, dated May 29, 2025, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Villages Bancorporation, Inc. and Citizens First Bank (attached as Appendix A to the proxy statement/prospectus).
Certain exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. Seacoast Banking Corporation of Florida hereby agrees to furnish to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and schedules.
Exhibit 3.1.1	—	Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Quarterly Report on Form 10-Q, filed May 10, 2006).
Exhibit 3.1.2	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 23, 2008).
Exhibit 3.1.3	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.4 to Seacoast’s Form S-1, filed June 22, 2009).
Exhibit 3.1.4	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed July 20, 2009).
Exhibit 3.1.5	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 3, 2009).
Exhibit 3.1.6	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K/A, filed July 14, 2010).
Exhibit 3.1.7	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed June 25, 2010).
Exhibit 3.1.8	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed June 1, 2011).
Exhibit 3.1.9	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 13, 2013).
Exhibit 3.1.10	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed May 30, 2018).
Exhibit 3.1.11	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (Incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed October 26, 2020).
Exhibit 3.1.12	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed May 22, 2025).
Exhibit 3.2	—	Amended and Restated By-laws of the Corporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed October 26, 2020).
Exhibit 4.1	—	Specimen Common Stock Certificate (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed on October 26, 2020).

Exhibit 5.1	—	Legal Opinion of Alston & Bird, LLP.*
Exhibit 8.1	—	Tax Opinion of Alston & Bird, LLP.
Exhibit 10.1	—	Developer Support Agreement, dated as of July 23, 2025, by and among Seacoast National Bank, The Villages Operating Company, The Villages Development Operating Company, LLC, The Villages Land Holding Company, LLC, The Holding Company of the Villages, Inc., and The Villages Development Holding Company, LLC.*
Exhibit 21.1	—	Subsidiaries of the Registrant (incorporated herein by reference from Exhibit 21 Seacoast’s Form 10-K, filed on February 25, 2025).
Exhibit 23.1	—	Consent of Alston & Bird (included in the Opinion referenced in Exhibit 5.1).*
Exhibit 23.2	—	Consent of Crowe LLP.
Exhibit 23.3	—	Consent of Mauldin & Jenkins, LLC.
Exhibit 24	—	Power of Attorney.*
Exhibit 99.1	—	Form of Proxy to be used at Villages Bancorporation, Inc. Special Shareholders Meeting.
Exhibit 99.2	—	Consent of Hovde Group, LLC.
Exhibit 107	—	Filing Fee Table.*

*
Previously filed.

(b)
Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.
(c)
Opinion of Financial Advisors

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.
Item 22. Undertakings.
The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuart and State of Florida, on August 15, 2025.
SEACOAST BANKING CORPORATION OF FLORIDA
By:
/s/ Charles M. Shaffer

Name:
Charles M. Shaffer

Title:
Chairman and Chief Executive Officer

POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Charles M. Shaffer Charles M. Shaffer	Chairman and Chief Executive Officer (principal executive officer)	August 15, 2025
/s/ Tracey L. Dexter Tracey L. Dexter	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 15, 2025
* Dennis J. Arczynski	Director	August 15, 2025
* Eduardo J. Arriola	Director	August 15, 2025
* Jacqueline L. Bradley	Director	August 15, 2025
* H. Gilbert Culbreth, Jr.	Director	August 15, 2025
* Christopher E. Fogal	Director	August 15, 2025
* Maryann Goebel	Director	August 15, 2025
* Dennis S. Hudson, III	Director	August 15, 2025
* Robert J. Lipstein	Director	August 15, 2025

Signature	Title	Date
* Alvaro J. Monserrat	Director	August 15, 2025
* Joseph B. Shearouse, III	Director	August 15, 2025
*By:	*
Charles M. Shaffer Attorney-in-Fact